Offering Circular	Filed Pursuant to Rule 253(g)(2)
Registration Number 024-11018

YouNow, Inc.

Address:

1485 Fifth Avenue #25D

New York, New York 10035

https://www.younow.com/

YouNow, Inc. (“YouNow,” “the Company,” “we,” “us” or “our”), a Delaware corporation, is qualifying the primary distribution of, in total, 135,000,000 of a cryptographic token (the “Props Token”) and the secondary distribution by The Props Foundation Public Benefit Corporation (“Props PBC”), a Delaware public benefit corporation and wholly-owned subsidiary of the Company, of, in total, 45,000,000 Props Tokens in the following ways:

●	The Company is qualifying the primary distribution of up to 135,000,000 Props Tokens that will be used to reward users of the Props Live Video App for in-app activities, including contributing content and attention to that app; as one-time discretionary grants to users of the Props Live Video App; to reward users of apps created by third party app developers; as one-time discretionary grants to users of those apps; to reward third party app developers; and to reward administration of the blockchain underlying the rewards (the “YouNow Offering”).

●	In addition, we are qualifying the secondary distribution of up to 45,000,000 Props Tokens by Props PBC that it will grant to persons developing key apps or otherwise contributing to network development efforts (the “Props PBC Offering”). Props PBC will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

For further details regarding the Props Tokens, please see “Description of the Props Tokens Being Offered” beginning on page 82 of this offering circular.

	Price to public		Underwriter discounts and commissions	Proceeds to issuer		Proceeds to other persons
Per Token	$0.1369		$0.00	$0.1369		$0.00
Total Maximum to the Company	$35,000,000	(1)	$0.00	$35,000,000	(1)(3)	$0.00
Total Maximum to Props PBC	$15,000,000	(2)	$0.00	$0.00	(2)	$15,000,000	(4)

(1)	The Company is qualifying up to 135,000,000 Props Tokens that will be used to reward users of the Props Live Video App for in-app activities, including contributing content and attention to that app; as one-time discretionary grants to users of the Props Live Video App; to reward users of apps created by a third party app developers; as one-time discretionary grants to users of those apps; to reward third party app developers; and to reward administration of the blockchain underlying the rewards, at a deemed offering price of $0.1369 per Props Token. The sum of the maximum “aggregate offering price” and “aggregate gross sales”, as those terms are defined in Rule 251(a) of the Securities Act, pursuant to the YouNow Offering and Props PBC Offering combined may not exceed $50,000,000 in any twelve month period. Assuming the maximum offering price in the Props PBC Offering is reached as described below, the sum of the maximum “aggregate offering price” and “aggregate gross sales” in the YouNow Offering may not exceed $35,000,000 in any twelve month period. The Company developed the Props Live Video App and operated it through February 29, 2020 when, pursuant to an asset sale agreement executed February 26, 2020, the ownership and operation of the app passed to a third party acquirer. See “Description of Business—Sale of the Props Live Video App.” Because the third party acquirer of the Props Live Video App, and any third party app developer, will each be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act, the issuance of Props Tokens from the Company to each of these persons may be characterized as an underwriting commission.

(2)	The Company is qualifying the secondary distribution by Props PBC of up to 45,000,000 Props Tokens that it will grant to persons contributing to network development efforts at a deemed offering price of $0.1369 per Props Token. For more details, please see the section of this offering circular captioned “Plan of Distribution.” The sum of the maximum “aggregate offering price” and “aggregate gross sales” pursuant to the Props PBC Offering may not exceed $15,000,000 in any twelve month period. Because Props PBC will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act, the issuance of Props Tokens from the Company to Props PBC may be characterized as an underwriting commission. See “Other Offerings” for additional information. Any of the Props Tokens distributed by Props PBC in connection with this offering will, however, be distributed for no cash consideration.

(3)	Before deducting expenses estimated to be approximately $2.5 million, including legal fees, accounting fees and printer costs. For more details, please see the section of this offering circular captioned “Plan of Distribution.” This is a “best efforts” offering. There is no minimum number of Props Tokens that must be distributed in this offerings.

(4)	Props PBC is a wholly-owned subsidiary of the Company, and as a result the deemed proceeds from the Props PBC Offering may indirectly benefit the Company.

The Props Tokens are speculative and involve substantial risks. You should participate in the Props Network (as defined below) or purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 11 and “Summary of Risk Factors” beginning on page 9 to read about the more significant risks you should consider before purchasing or receiving our Props Tokens.

The offerings have been qualified by the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) and include an amount of Props Tokens that we reasonably expect to be offered and sold within two years from the date of initial qualification, unless subsequently amended. The sum of the maximum “aggregate offering price” and “aggregate gross sales”, as those terms are defined in Rule 251(a) of the Securities Act, pursuant to the YouNow Offering and Props PBC Offering combined may not exceed $50,000,000 in any twelve month period. The sum of the maximum “aggregate offering price” and “aggregate gross sales” pursuant to the Props PBC Offering may not exceed $15,000,000 in any twelve month period.

Props Tokens will be offered to reward users of a digital media app it developed; as one-time discretionary grants to users of that app; to reward users of apps created by third party app developers; as one-time discretionary grants to users of those apps; to reward third party app developers; and to reward validators of the blockchain underlying the rewards. The Props Tokens to be offered to users of the app developed by the Company will be offered through that app. The Company operated that app through February 29, 2020, and then transferred its operation to a third party acquirer. See “Description of Business—Sale of the Props Live Video App.” The third party acquirer of that app will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act because the acquirer will be receiving Props Tokens from the Company with a view to distributing Props Tokens to app users. The Props Tokens to be offered to users of the app created by a third party app developer will be offered through that app. These developers will each be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act because the app developer will be receiving Props Tokens from the Company with a view to distributing Props Tokens to app users. The Props Tokens to be offered through the grant offering will be distributed at Props PBC’s direction. Props PBC will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act because it will be receiving Props Tokens from the Company with a view to distributing Props Tokens to grant recipients. There is no other underwriter or sales agent for the Props Tokens.

There is no minimum number of Props Tokens that we must sell in order to conduct a closing in these offerings. We have made no arrangements to place subscription funds in an escrow, trust or similar account. Props Tokens issued under these offerings will be issued on a continuous basis under Rule 251(d)(3) under the Securities Act. For further details please see the section of this offering circular captioned “Plan of Distribution.”

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

Generally, no sale may be made to under Regulation A if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We deem this limitation to not apply to non-cash consideration, and therefore we deem this limitation to not limit the number of Props Tokens that may be received through the Company’s app rewards program or validator rewards program or through Props PBC’s grant program.

For general information on investing, we encourage you to refer to www.investor.gov.

Initially, the Props Tokens will not trade on a stock exchange, securities exchange or other trading market. This means that it may be difficult to sell your Props Tokens.

We are following the “Offering Circular” disclosure format under Regulation A.

The date of this offering circular is July 30, 2020

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the “offering circular”. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as substantive changes from or additions to the information set forth herein occur, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Where You Can Find Additional Information” below for more details.

The offering statement, including any amendment thereto, and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov.

The Company will be permitted to make a determination that the participants in these offerings are “qualified purchasers” in reliance on the information and representations provided by the Holder regarding the Holder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

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Neither we nor Props PBC has authorized anyone to provide any information or to make any representations other than those contained in this offering circular or in any free writing prospectuses we have prepared. Neither we nor Props PBC takes any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This offering circular is an offer of only the Props Tokens offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering circular is current only as of its date.

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OFFERING SUMMARY

This offering summary highlights material information regarding our business and these offerings. Because it is a summary, it may not contain all of the information that is important to you. To understand these offerings fully, you should read the entire offering circular carefully, including the “Risk Factors” and “—Summary of Risk Factors” sections, before making a decision to participate in the Props Network or invest in Props Tokens. Unless the context requires otherwise, in this offering circular the terms “we,” “us” and “our” refer to YouNow, Inc., the issuer of the Props Tokens and its consolidated subsidiaries, unless the context indicates otherwise.

This offering circular uses defined terms. The initial use of each defined term in the offering summary, in the risk factors and in the remainder of this offering circular is rendered in bold. This offering circular also uses certain technical terms.  Some of these technical terms are defined in the “Glossary” beginning on page 142.

OVERVIEW

The Company is the issuer of “Props Tokens”, a cryptographic token that exists on the Ethereum blockchain, and the operator of the “Props Network”, a blockchain-based infrastructure that is designed to include an open, decentralized network of consumer-facing mobile and web-based apps (collectively, “Props Apps”) that incorporate the Props Tokens into their operations. We view Props, by which we mean the Props Network, Props Apps, Props Tokens, and other elements of our infrastructure, collectively, as a project that incorporates both open-sourced and proprietary technology and apps developed and operated by third parties. Our Props project is intended to empower users in the digital economy and help app developers align with their engaged users. We expect Props Apps to operate, in some regards, as traditional apps that may be downloaded and accessed by users in a manner similar to any other mass market app, but Props Apps will share a common, special feature: the ability to provide an extra level of premium, built-in functionality to users who hold Props Tokens.

There are currently two Props Apps, both of which are designed to give Props Tokens holders these premium in-app experiences. The first such app was created by the Company and is now owned and operated by a third party. See “Description of Business—Sale of the Props Live Video App.” It is a livestreaming application, which we refer to as the “Props Live Video App.” See “Annex A: Props Live Video App Plan of Props Token Usage” for additional information. In addition, a third party app developer, PeerStream, Inc. (the “Third Party Developer”), has incorporated functionalities for Props Tokens into an app, which we refer to as the “Third Party Developer App.” See “Annex B: PeerStream Plan of Props Token Usage” for additional information. We expect these Props Apps, as well as additional Props Apps we anticipate will be developed by third parties in the future, will provide the types of functionalities described below, subject to each app’s terms and conditions:

●	Application-Specific Premium Features. Props Tokens may entitle holders to enjoy key features in apps, including, for example, the power to “upvote” or recommend content, a business or a service provider to other users, discounts for the purchase of in-app services, currencies or other in-app virtual goods, additional gameplay features like extra games or content only available to Props Token holders and the ability to vote on various matters relating to the rules of an App, its content, rules or desired features. The Props Live Video App will have the premium features for Props Tokens described under “Annex A: Props Live Video App Plan of Props Token Usage.” The Third Party Developer App has the premium features for Props Tokens described under “Annex B: PeerStream Plan of Props Token Usage.”

●	Unit of Value Transfer across Props Apps. Props Token holders may in the future be able to send each other Props Tokens directly, from one user’s wallet to another—thereby allowing Props App users to send each other gifts and share the other benefits of holding Props Tokens in these apps, which may involve “tipping.” See “Description of the Props Tokens Being Offered—Token Transfers.”

●	In-App and Props Network Voting. Props Token may in the future allow holders to influence potential changes to the rules of a Props App, its content or desired features by voting. In addition, in the future, Props Token holders may be able to provide votes on key issues affecting the network.

●	Network Reputation and Status. Props Tokens will enable users to enjoy a network-wide elevated status. Because the Props Tokens earned in any single Props App are fungible and the same as those that can be earned in any other Props App, this feature allows users to, effectively, “port” their reputation and status across Props Apps and maintain a network-wide reputation and status.

We have designed the Props Network so that it may incorporate Props Apps into a functioning network and token economy as third-party apps have begun operating Props Apps on the Props Network. See “Description of the Props Network—the Props Apps” for an additional description of Props Apps generally. We continue to work to expand the number of Props Apps and the functionalities for Props Tokens across apps, and to build the blockchain-based infrastructure of the Props Network that helps make all this possible. In addition to the two apps currently operating on the Props Network, other apps are working toward integrating Props Tokens as well.

In part, the Props Network will encourage growth and additional participation by, over time, rewarding activities popular with the user base and encouraging growth. These rewards will be made through a blockchain-based “smart contract” (the “Protocol Rewards Engine”). An algorithm programmed into the Protocol Rewards Engine will allocate rewards among the developers operating Props Apps. The Protocol Rewards Engine’s app rewards will operate to make Props Tokens available as rewards to users of Props Apps and as rewards to the owners and operators of Props Apps. For specific information regarding rewards that can be earned in the Props Live Video App and the Third Party Developer App, see “Annex A: Props Live Video App Plan of Props Token Usage” and “Annex B: PeerStream Plan of Props Token Usage.” These distributions will be made pursuant to the offering statement in which this offering circular is included. See “Plan of Distribution” for additional details.

Additionally, the Props Network will also support increases in network participation with an infrastructure to support this rewards program. The Protocol Rewards Engine will also reward the administration of the Props Network’s own blockchain by “Validators” – the persons or group of persons that will be responsible for constructing the Props Blockchain and also acting as an oracle to the Protocol Rewards Engine. Because the Company will be one of several Validators, the Protocol Rewards Engine will operate to make more Props Tokens available for issuance by the Company, and the Company may then distribute these Props Tokens pursuant to the offering statement in which this offering circular is included. See “Plan of Distribution” for additional details. Rewards of Props Tokens issued to third party Validators will also be made pursuant to the offering statement in which this offering circular is included. Further, Props PBC will make secondary distributions of Props Tokens pursuant to the offering statement in which this offering circular is included as grants to persons who may contribute significantly to the development of the Props Network. See “Plan of Distribution” for additional details. Props PBC anticipates that recipients in the grant program pursuant to the offering statement in which this offering circular is included may be persons developing key apps or otherwise contributing to Props Network development efforts.

Props Tokens are designed to reward user engagement within Props Apps and encourage growth in app activity. The token allocation mechanics are designed to attract additional independent developers interested in building user-empowering apps to incorporate Props Tokens and join the Props Network, and enable them to use Props Tokens as part of those user-empowering apps. This will, in turn, provide opportunities to reward the creation and maintenance of popular Props Apps and, also, content contribution and other user contributions to Props Apps.

Rewards of Props Tokens to users of Props Apps are not made immediately upon completing the in-app activities necessary to earn the rewards. Rewards are made subject to additional administrative steps and checks that must be completed prior to a Props App user claiming Props Tokens, including know-your-client (“KYC”) and anti-money laundering (“AML”) checks, completion of all requested tax forms and other required documentation, and, potentially, fraud checks. Users are able to receive the rewards only when they have completed all of these necessary steps. Until these steps are completed, users receive one or more “Pending Props”, which is our accounting mechanism used to signify who is provisionally entitled to receive Props Tokens. Pending Props received in connection with performance of activities in the Props Apps may expire if a user does not complete these steps within a certain time. See the section below entitled “Description of the Props Tokens Being Offered–Receiving Props Tokens.”

TERMS OF THE OFFERINGS

Summary	In total, we are qualifying the distribution of up to 180,000,000 Props Tokens as follows:

YouNow Offering	The Company is qualifying the primary distribution of up to 135,000,000 Props Tokens in connection with the YouNow Offering. These Props Tokens may be issued as rewards to users of either of the Props Apps; as one-time discretionary grants to users of the Props Apps; to reward the Third Party App Developer or other app developers who integrate their apps into the Props Network; and to reward administration of the blockchain underlying the rewards. The number of Props Tokens qualified hereunder represents the maximum amount of Props Tokens that we reasonably expect to be offered and sold within two years from the initial qualification date.

Props PBC Offering	We are qualifying the secondary distribution of up to 45,000,000 Props Tokens in connection with the Props PBC Offering. These Props Tokens may be distributed by Props PBC as grants pursuant to the offering statement in which this offering circular is included. The number of Props Tokens qualified hereunder represents the maximum number of Props Tokens that we reasonably expect to be offered and sold within two years from the initial qualification date.

Participant Qualifications

Regulation A generally requires that persons receiving securities either be “accredited investors” within the meaning of Regulation D under the Securities Act or that any other investor’s investment in the securities does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We deem this limitation to not apply to non-cash consideration, and therefore we deem this limitation to not limit the number of Props Tokens that may be received through the Props App rewards program or Validator rewards program or through Props PBC’s grant program.

In addition, we have taken the position that the New York BitLicense Regulatory Framework does not apply to the issuance of cryptographic tokens that are securities. As a result, residents of most states may participate in these offerings, including New York residents.

The owner and operator of each Props App may require that individuals meet minimum age requirements in order to participate in the offering of rewards to users of that Props App or to receive Props Tokens as one-time discretionary grants to users of that Props App. These restrictions may be described in terms and conditions for each Props App.

We intend to offer Props Tokens in the YouNow Offering to qualified purchasers in most states of the United States. In the YouNow Offering, we intend to distribute only up to a maximum of $1 million of Props Tokens in the state of Illinois and $2 million of Props Tokens in the state of Washington. We will not offer Props Tokens through the YouNow Offering within Arizona, Nebraska or Texas or to any resident of those states. There may be additional states that prohibit or limit us from offering Props Tokens to their residents. In any state that prevents us from, or significantly limits our ability to, offer Props Tokens in that state, we may seek to work with that state’s regulatory bodies so that at some time in the future, the state would permit us to offer our Props Tokens to its residents. We reserve the right to not offer Props Tokens in additional states. With respect to the Props PBC grant offering, Props PBC only intends to grant tokens in states where the grant is permitted, and we will need to make such determinations on a grant-by-grant basis. Should we grant Props Tokens to residents of Texas as part of the Props PBC grant offering, we will only distribute up to a maximum of $1 million of Props Tokens in the state of Texas.

Pricing

The price of the Props Tokens to be distributed in the YouNow Offering and Props PBC Offering will be deemed to be $0.1369 per Props Token.

The Company and Props PBC will continue to use this price until the Props Tokens are traded on one or more authorized exchanges or alternative trading systems. At that time starting in the month following any calendar month where there were trades for at least one million Props Tokens executed through or on exchanges or alternative trading systems (a “calculation month”), the Company and Props PBC will value the Props Tokens in the YouNow Offering and Props PBC Offering at the average closing bid price for the tokens during that calculation month until the end of the next calculation month. We will file supplements to this offering circular to disclose any changes to the price of the Props Tokens to be distributed pursuant to the offering statement in which this offering circular is included. We may use different prices for Props Tokens in private placements.

How to Participate	The Company and Props PBC intend to distribute Props Tokens under this offering circular, as described below. Each participant will also be required to complete AML, KYC and other investor verification procedures and, potentially, fraud checks in order to participate.

Participation in the YouNow Offering

The Company is qualifying the primary distribution of up to 135,000,000 Props Tokens that will be used to reward users of Props Apps for in-app activities, including contributing content and attention to that app; to award as one-time discretionary grants to users of Props Apps; to reward the Third Party App Developer or other app developers who integrate their apps into the Props Network; and to reward administration of the blockchain underlying the rewards, for a deemed price of $0.1369 per Props Token.

Users of a Props App who wish to receive Props Tokens in the YouNow Offering must, prior to receipt of Props Tokens, review and accept the terms and conditions for use of that app and complete certain other administrative steps.   Each participant in this program seeking to receive rewards or a one-time grant in Props Tokens will be provided with a copy of the offering circular prior to receipt.  For more details, please see the section of this offering circular captioned “Plan of Distribution.”

Persons wishing to participate as Validators or as a third party Props App developer for the Props Network may contact the Company and Props PBC on the www.PropsProject.com/offering website.  Props PBC will select the persons to serve as Validators and third party Props App developers in its sole discretion.  For more details, please see the section of this offering circular captioned “Plan of Distribution.”

Participation in the Props PBC Offering	Props PBC is qualifying up to 45,000,000 Props Tokens that it will grant to persons developing key apps or otherwise contributing to network development efforts. Each participant in this program seeking to receive a grant in Props Tokens will be provided with a copy of the offering circular prior to receipt. For more details, please see the section of this offering circular captioned “Plan of Distribution.”

Term	Upon the offering statement of which this offering circular is a part being qualified by the SEC, the offerings will be conducted as a continuous offering (and not on a delayed basis) pursuant to Rule 251(d)(3)(f) of the Regulation A under the Securities Act. See “Plan of Distribution.”

Recordation of Ownership	Ownership of the Props Tokens distributed through these offerings will be recorded on the Ethereum blockchain at the point when those Props Tokens are delivered.

Trading of Props Tokens	The Props Tokens distributed in these offerings will not be restricted securities under federal securities law, and the Company anticipates that upon issuance, these tokens will be usable without restriction on the Props Network and freely tradeable on a registered exchange or alternative trading system for purposes of federal securities laws. There are currently no national securities exchanges or exchanges that have been approved by the Financial Industry Regulatory Authority (“FINRA”) or registered under Form ATS with the Securities and Exchange Commission (which we refer to in this offering circular as “registered exchanges or alternative trading systems”) to support the trading of Props Tokens on the secondary market. If such a registered exchange or alternative trading system is approved by FINRA for the trading of Props Tokens by investors subject to the United States federal securities laws and does commence operations, we will notify investors by filing a supplement to this offering circular (if these offerings are still continuing at that time) and a Form 1-U, and posting a notice on www.PropsProject.com/offering, and seek to have the Props Tokens listed for trading on such exchange or alternative trading system to the extent its listing requirements or rules can reasonably be complied with by the Company. Holders of Props Tokens that wish to transfer these Props Tokens will be required to make their own determination as to whether such transfer is in compliance with state and foreign securities laws.

Terms of Props Tokens

The material terms of the Props Tokens are described under “Description of The Props Tokens Being Offered—Terms of the Token Code.” Further, Props Tokens will have certain functionalities inside of Props Apps, including application-specific premium features. See “Description of The Props Tokens Being Offered—Functionality for Users” for additional detail. The benefits Props Tokens afford to users of the Props Live Video App are described under “Annex A: Props Live Video App Plan of Props Token Usage.” The benefits Props Tokens may afford to users of Third Party Developer App are described under “Annex B: PeerStream Plan of Props Token Usage.”

Holders of Props Tokens will not receive an interest in the profits or losses of the Company, its affiliates or the owner, developer or operator of any Props App (a Props App Developer”, which term includes both the current owner and operator of the Props Live Video App and the Third Party App Developer). Holders of Props Tokens will also not receive any rights to distributions from the Company, its affiliates, or any Props App Developer, or any legal or contractual right to exercise control over the operations or continued development of YouNow, its affiliates or any Props App Developer. Holders of Props Tokens will not receive a right to any repayment of principal or interest. Holders of Props Tokens will not have voting rights with respect to the Company, its affiliates or any Props App Developer. Also, the description or statement of the properties of the Props Tokens and the Props Network in this offering circular, or elsewhere, does not create any binding obligation on the Company with respect to the Props Tokens or the holders of the tokens following the tokens’ delivery in these offerings. In addition, holders of the Props Tokens will not have any rights to convert their Props Tokens into any other security or, by virtue of their ownership of a Props Token, any rights to acquire any additional Props Tokens.  We are also not aware of any liabilities that are owed by holders of Props Tokens solely by virtue of owning such Props Tokens.

THE PROPS TOKEN’S ROLE IN HELPING TO ALIGN INCENTIVES OF NETWORK PARTICIPANTS

We expect Props Tokens to play key roles in the incentive structures that will be a part of the Props Network infrastructure, including the functions that we expect Props Tokens will have for users of Props Apps. See “Description of the Props Token’s Role in Helping to Align Incentives of Network Participants” for additional details. Props Tokens serve as the payment currency for the performance of these functions.

The following roles are types of distributions being qualified under this offering circular, as described below:

●	Props Tokens may be issued to users for in-app activities in a Props App, such as the Props Live Video App and the Third Party Developer App. The Company is qualifying with the offering statement in which this offering circular is included the distribution of Props Tokens by the Company to users of Props Apps. The methods for determining the amount of Props Tokens to be issued to users of the Props Live Video App for in-app activities is described under Description of The Props Live Video App—The Props Live Video App—The Rewards—Props Rewards,” and is described for the Third Party Developer App under “Annex B: PeerStream Plan of Props Token Usage.” Props Tokens may also be issued as discretionary grants to significant users of a Props App in order to “grandfather” their pre-existing social statuses in that Props App into newly-established Props Token status levels. Our officers, directors, employees and their affiliates, and the officers, directors and employees of each Props App Developer, and their affiliates, may be eligible to receive rewards of Props Tokens for their in-app activities in the Props Apps in the same manner as any other user of the Props Apps. See “Description of The Props Token’s Role in Helping to Align Incentives of Network Participants—Incentives for Props App Content—Creators and Other Props App Users” for additional detail.

●	Props Tokens may be used by Props PBC to make grants to key Props Network participants. The Company is qualifying with the offering statement in which this offering circular is included the distribution by Props PBC of Props Tokens as grants to these key Props Network participants. Props PBC’s methods for determining the amount of Props Tokens to be distributed as grants to key Props Network participants is described under “Description of The Props Token’s Role In Helping To Align Incentives of Network Participants—Grants to Key Network Participants.”

●	Props Tokens may be issued by the Company to Validators of the sidechain for the Ethereum blockchain (the “Props Blockchain”). The Company is one such Validator and, in addition to the Company, two other entities currently serve as Validators. In the future, we expect to have several parties in total serving as Validators of the Props Blockchain. Because the Company will be one of several Validators, the Protocol Rewards Engine will operate to make more Props Tokens available for issuance by the Company, and the Company may then distribute these Props Tokens pursuant to the offering statement in which this offering circular is included. Rewards of Props Tokens issued to third party Validators will also be made pursuant to the offering statement in which this offering circular is included.

In addition, Props Tokens will also play key roles in the Props Network in ways that do not require qualification under this offering circular and that may be addressed in future amendments or supplements as described below:

●	As described above, Props Tokens may entitle holders to access premium features on Props Apps and, also, in the future, share these experiences by transferring Props as tips to content creators, friends, other users, or otherwise transferring Props Tokens to any other person as described in “Description of the Props Tokens Being Offered—Token Transfers.”

●	Props Tokens may be sold by Props App developers. Any distribution of Props Tokens by the Company in the future will be registered or exempt from registration under the Securities Act. Props App Developers will be required to make their own determination as to whether such sale is in compliance with federal, state and foreign securities laws. The Company is not qualifying with this offering circular the distribution by the Company or any Props App Developer of Props Tokens for cash.

●	Props Tokens may be sold by Props PBC to support Props PBC’s ongoing operations. The Company is not qualifying with this offering circular the distribution by Props PBC of Props Tokens for cash.

THE PROPS NETWORK

As more fully described in “Description of the Props Network,” the Company has created open-source software that will help integrate apps into the Props Network, and once an app developer has integrated portions of the open-source software, Props PBC may admit the new app to the Props Network by updating the key “smart contracts” on the Props Network to recognize that developer’s app as a Props App.

When integrated into the Props Network, the Props App’s users may enjoy extra benefits from holding and using Props Tokens, including, in the future, by transferring them within the Props App (or, potentially at some time in the future, across Props Apps within the Props Network) to other Props App users. Integration into the Props Network will also allow the Props App to more easily read information from the Props Network’s blockchain-based infrastructure that may enrich user experience, including Props Token balances on the Ethereum blockchain and, also, potential entitlements to receive Props Tokens upon the completion of steps required in order to receive Props Tokens recorded on our Props Blockchain.

Separate from the user experience and functionalities within the Props Apps that the Props Network infrastructure enables, we also intend for this infrastructure to play an important role in incentivizing key functions and participation in the network. A “smart contract” we have deployed to the Ethereum blockchain, which we refer to as our “Protocol Rewards Engine,” will over time cause the issuance of 400,000,000 Props Tokens as “daily rewards” and “validator rewards”. See “Description of the Props Network—The Protocol Rewards Engine” for additional detail and explanation regarding these allocations.

The Props Network is still being developed, and initially, the incentive infrastructure will entail operations undertaken primarily with respect to the Company and Props PBC: the Company is currently the sole developer of open-source software for the Props Network and the Company will be one of the Validators that will be responsible for constructing the Props Blockchain and also acting as an oracle to the Protocol Rewards Engine. The Props Network’s incentive structure and substantial token allocation for contributing developers is, however, designed to attract additional independent developers interested in building apps incorporating functionality for Props Tokens to join the Props Network. The Props Network’s infrastructure is also being designed to incorporate additional developers into a functioning network and token economy when these additional developers are ready to begin operating Props Apps on the Props Network. Consistent with past disclosure, this post-qualification amendment addresses the change in ownership of the Props Live Video App, which is already integrated into the Props Network, and as a result, we do not believe that this amendment reflects facts or events which, individually or in the aggregate, represent a fundamental change in the information previously provided. We will address any further additions of apps developed by third parties with potential future amendments or supplements to this offering circular. See “Description of the Props Network—The Props Apps” for additional detail.

We believe that the infrastructure we are developing, together with the network of Props Apps and dedicated user base that we anticipate will follow from our distribution of Props Tokens pursuant to this Regulation A offering circular, will help make the Props Network the next generation of digital media platforms. We believe it will empower content creators, developers and users to better align incentives around the entire digital media value chain: app developers will be incentivized to build apps for a community of users who are, in turn, incentivized to participate by virtue of owning a token that can appreciate in utility and value with the network’s growth. We anticipate that these incentives will simultaneously develop both a large and loyal user base and a large and diverse application ecosystem and economy.

PROPS APPS

The Props Live Video App is a video livestreaming application developed by the Company. In October 2018, the Company merged the Props Live Video App with Rize, which was a separate live video app originally designed to be the Company’s live video app for the Props Network. As a result, the Props Live Video App is the successor to Rize. This app merger was effected in order to, among other things, consolidate user bases and development efforts related to the apps’ software and user base—and consolidate the Company’s efforts entirely for apps designed for the Prop Network. See “Annex A: Props Live Video App Plan of Props Token Usage” for additional details. The Company operated the Props Live Video App through February 29, 2020, and then transferred its operation to a third party acquirer named YouNow Media, LLC. See “Description of Business—Sale of the Props Live Video App.”

The current owner and operator of the Props Live Video App (the “Props Live Video App Operator”) may earn cash from the operation of the app through the sale for cash of a separate in-app currency called “Bars,” which may not (and technically cannot) be transferred outside the app. The Company had been selling that in-app currency to users over the past five years. Any developer adding a Props App to the Props Network in the future will be free to monetize its apps as it chooses.

In addition, the Third Party Developer has enabled functionality for the Props Tokens in one app. See “Annex B: PeerStream Plan of Props Token Usage” for additional information. In the future, we anticipate that the Third Party Developer will enable functionality for Props Tokens in a second app.

Each Props App will need to have its own rewards system to reward and incent content creators, curators and other engaged users. In the case of the Props Live Video App, users may earn Props Tokens in exchange for their distribution of live content via the app. The amount of the Props Tokens that may be received by a Props Live Video App user is determined by a formula that factors the amount of activity and engagement they generate, as measured by the amount of “likes” and virtual goods they receive from viewers, and the cumulative watch time they generate. See “Annex A: Props Live Video App Plan of Props Token Usage” for additional details. In the case of the Third Party Developer App, users may earn Props Tokens in connection with certain in-app activities as described under “Annex B: PeerStream Plan of Props Token Usage.” The amount of the Props Tokens that may be received by a Third Party Developer App user is determined by a formula that factors, among other things, the amount of activity and engagement the user generates. See “Annex B: PeerStream Plan of Props Token Usage” for additional details. The distribution of Props Tokens to users of the Props Live Video App and users of the Third Party Developer App is being qualified under this offering circular. Other apps that become Props Apps may establish their own procedures for determining how users may earn Props Tokens.

THE COMPANY

Corporate History

The Company is a Delaware corporation founded in April 2011 under the name Bnow, Inc. On November 19, 2012, the name was changed to YouNow, Inc. Since inception, the Company has been in the live streaming video industry and was the first company to popularize social, live video streaming on mobile devices in the United States. Until the end of February 2020, the Company developed and operated consumer-facing participatory video applications incorporating uses for digital currencies, when it sold the Props Live Video App to a third party that continues to operate it within the Props Network. Since 2017, the Company has leveraged its technology, expertise, user community and other assets to build the infrastructure for an open, decentralized digital network of apps called the Props Network. Given the Company’s substantial past experience in developing and operating a consumer-facing mass market app using digital currency, we believe we are uniquely positioned to help develop this next-generation digital economy.

Props PBC is a Delaware public benefit corporation formed in September 2018, with a designated public benefit purpose of creating an open, sustainable and equitable media network that fairly rewards all participants in the Props Network for their contributions to the network, by supporting and promoting the growth, research, development, and adoption of the protocol and token underlying the Props Network.

Management Team

Since the end of February 2020, the Company’s Props team, consisting of six full-time and four part-time staff, has been dedicated solely to building the Props Network. In so doing, we believe that the Company’s team is further innovating and pioneering a next-generation extensible platform that leverages the combined power of crypto-economics and real-time participation in digital media experiences.

Other Offerings

We have sold rights to receive Props Tokens in various private offerings in the past, and in March and April 2019, we distributed Props Tokens to certain accredited investors who held these rights, as more fully described under “Other Offerings.” In addition, in June 2019, we distributed Props Tokens to holders of our DPAs, as more fully described under “Other Offerings.” In April 2020, we sold Props Tokens with attached warrants in private placements with multiple investors. See “Other Offerings—April 2020 Private Placements.” In the future, we may sell additional rights to receive Props Tokens or Props Tokens.

In addition, the Company issued 83,500,000 Props Tokens to Props PBC, and Props PBC may distribute up to 45,000,000 of these Props Tokens pursuant to the offering statement in which this offering circular is included. See “Plan of Distribution—Props PBC Offering” for additional details.

SUMMARY OF RISK FACTORS

The Props Tokens are speculative and involve substantial risks. You may lose some or all of your Props Tokens. You should carefully review the below, and also the “Risk Factors” section of this offering circular, which contains a detailed discussion of the material risks that you should consider before participating on the Props Network and receiving Props Tokens. These risks include the following:

●	The Props Tokens currently have limited uses.

●	There is substantial doubt about our ability to continue as a going concern unless additional sources of capital are secured. Currently, we believe that our cash and cash equivalents will be sufficient to fund our operations into the third quarter of 2021. However, our cash forecasts and capital requirements are subject to change. In addition, we believe that we will need to spend approximately $1.8 million annually in order to fund our operations and continue to develop the Props Network. Our ability to fund ourselves depends principally on our ability to raise funds through the sale of Props Tokens, which financing may not be available on favorable terms or at all, or our ability to develop other sources of revenue.

●	The commercial utility of your Props Tokens on the Props Network in the future may be sensitive to the quality of the integration of Props Tokens in specific Props Apps created by third-party developers in the future, which we cannot guarantee will occur and which we may not fully control.

●	The value of the Props Tokens may be volatile. There is no guarantee that the Props Tokens will hold value or increase in value, and we do not fully control many factors affecting their value.

●	The value of your Props Tokens will, in part, depend on the supply relative to demand for Props Tokens in the Props Network. Because we anticipate issuing a significant number of Props Tokens in the future, both through the Protocol Rewards Engine and, potentially, through direct issuances, the value of Props Tokens will likely be diluted and demand for Props Tokens from Props Network users will need to increase in order for Props Tokens to maintain their value.

●	The value of your Props Tokens may be highly sensitive to decisions made by us to distribute additional Props Tokens.

●	At issuance, there will be no trading market for the Props Tokens, and a trading market may never develop.

●	The Props Network may not be widely used and may never develop as we intend. As a result, there may be limited users and Props App developers on the Props Network, and the value of the Props Tokens may be negatively impacted.

●	The success and future growth of the Props Network depend significantly on our successful development of a “two-sided economy” of applications and users, and if we are unable to attract sufficient numbers of applications or users to our network to generate demand for Props Tokens, the Props Network may fail to grow and the value of Props Tokens will be harmed.

●	Incentive structures essential to the Props Network are difficult to design and may not function as intended.

●	The Company’s historical performance does not necessarily reflect future performance or the likelihood of the success of the Props Network.

●	The Props Network, including the Protocol Rewards Engine, relies on software and programming that is complex, and if it contains undetected errors, the Props Network could be adversely affected.

●	While we currently have basic functionality for the Props Tokens we are still developing the rest of the Props Network, including certain components of the open-source software that will help additional apps to join the Props Network. We expect that we will continue to make developments and improvements on the above-described key components to the Props Network into the foreseeable future.

●	The Ethereum blockchain on which ownership of Props Tokens is recorded, our Props Blockchain, and the Props Tokens themselves may be the target of malicious cyberattacks or may contain exploitable flaws in their underlying code, which may result in security breaches, the loss or theft of Props Tokens, the decline in value of Props Tokens, or liability and reputational harm.

●	The Props Blockchain and the oracle function to the Protocol Rewards Engine are dependent on the efforts of the Company and third parties acting in their capacity as the Props Network’s Validators, and if the Company or these third parties act maliciously or otherwise fail to successfully perform these functions, the operation of the Props Network could be compromised.

●

Our plans for addressing scalability issues related to the operation of apps dependent on the Ethereum blockchain subject us to a number of technological and regulatory risks that may cause the Props Network to be ineffective or not sufficiently cost-effective to continue operating.

●	Developers of Props Apps and users of the Props Network will initially rely on third-party platforms such as the Apple iTunes App Store and the Google Play Store to distribute the Props Live Video App, or other applications on the Props Network. If Props App developers or the users of the Props Network are unable to access or otherwise to maintain Props App availability on the platforms, including as a result of changes or violations of terms and conditions, access to and utilization of the Props Network and the Props Tokens may suffer.

●	There are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets, the Props Network and the Props Tokens, and new regulations, interpretations or policies may materially adversely affect the Props Network, including its development, and the value of the Props Tokens.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information contained in this offering circular, before making a decision to receive Props Tokens for your participation in the Props Network. The occurrence of any of the risks described below could have material adverse effects on the value of Props Tokens, the performance of the Props Network, and our company’s business, financial condition, results of operations and prospects. For these reasons, you should carefully read this offering circular and should consult with your own attorney and financial and tax advisors prior to making any decision to participate in the offering. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also have similar material adverse effects.

Risks Related to the Value of Props Tokens

The Props Tokens currently have limited uses.

The Props Tokens will have utility in the Props Apps that are operational on the Props Network. There are currently two apps designed to allow functionality for Props Tokens: the Props Live Video App and the Third Party Developer App. Props Tokens entitle holders to functionalities in these Props Apps. See “Annex A: Props Live Video App Plan of Props Token Usage” and “Annex B: PeerStream Plan of Props Token Usage” for additional information. Further, Props Tokens may also be transferable and may be used as a means of sending rewards to other users (although it is not currently possible to transfer Props Tokens within a Props App). The utility of the Props Tokens in each of the Props Apps is subject to change as features and functionalities of the Props Apps change. Additional uses for the Props Tokens may be added in the future within each Props App. There is, however, no guarantee that the current functionalities for Props Tokens within Props App will be maintained or that these apps will always exist in the future, that additional functionalities for Props Tokens will be added within these Props Apps or that additional apps will join the Props Network with any functionalities for Props Tokens. Even if additional apps are added to the Props Network, it is possible that Props App developers will allow some additional functions to be performed by other cryptocurrency or traditional fiat currency, at the discretion of these developers.

These limited initial uses for Props Tokens may negatively affect their value, and any increase in the value of the Props Network may be dependent on the further development of the Props Apps on the Props Network. As a result, users may be less likely to want to receive and use Props Tokens, and Props App Developers may become less effective in attracting users to the Props Network, which could have a material adverse effect on the value of the Props Tokens, the Props Network and our business.

The commercial utility of your Props Tokens on the Props Network in the future may be sensitive to the quality of the integration of Props Tokens in specific Props Apps created by Props App Developers, which we cannot guarantee will occur and which we may not fully control.

The value of your Props Tokens may be highly sensitive to the way in which the in-app economies for Props Apps are designed and implemented by Props App Developers. While we believe we have designed the Props Network to incentivize app developers to join the Props Network and include substantial utility for Props Tokens within their apps, because each Props App Developer has discretion over how the Props Tokens and their holders are treated within such developer’s Props App, we cannot guarantee that any third party app developer seeking to join the Props Network will afford substantial functionalities for Props Tokens in their apps. Even if they design their apps to afford Props Tokens substantial utility, this utility may be similar to existing utility for Props Tokens in Props Apps, and Props App Developers may terminate any use for the Props Tokens that they have in the past provided for Props Tokens. Props App Developers will also have discretion over how they reward their users with Props Tokens, other cryptocurrencies or fiat currencies, and the criteria for the allocation of such currency. The extent to which these uses and benefits of Props Tokens are built into Props Apps may significantly affect the value of Props Tokens. While we expect that Props PBC will have some control over admitting apps to the network, neither you nor us will be able to control how Props App Developers incorporate Props Tokens into their Props Apps, and there can be no guarantee that Props App Developers will create any substantial utility for, or benefits to, holding Props Tokens, if at all. In addition, if Props App Developers fail to create in-app economies with large user bases and significant demand for digital assets, this may have a material adverse impact on the value of Props Tokens.

The value of the Props Tokens may be volatile. There is no guarantee that the Props Tokens will hold value or increase in value, and we do not fully control many factors affecting their value.

The value of Props Tokens is contingent upon numerous factors, many of which (including legal and regulatory conditions) are beyond our control. Some of these factors are described in these Risk Factors. For example, as described in these Risk Factors under the caption “Risks Related to the Development of the Props Network,” the value of the Props Tokens will depend on our ability to successfully develop the Props Network, including creating a network of app developers and users that will support interest in Props Apps and uses for the Props Tokens, as well as navigating technological and market-based risks, such as popular acceptance of distributed ledger technology. The value of the Props Tokens and other types of cryptoassets will also substantially depend on whether blockchain and other new technologies related to the Props Tokens turn out to be useful and economically viable. See the section of these Risk Factors under the caption “Risks Related to Blockchain Technology” for additional detail.

In addition, if an increasing number of Props Tokens are distributed publicly, the price people are willing to pay for Props Tokens may fall substantially, and if or when a secondary market for the Props Tokens develops, the price may fall further. Because we began distributing Props Tokens to holders of our Simple Agreements for Future Tokens (“SAFTs”) in early March 2019 who confirmed wallet addresses, and, therefore, there may already be Props Token holders who wish to sell Props Tokens, the price of Props Tokens issued to you under this offering circular may be subject to particularly high risks of price volatility or price drops. See “Other Offerings” for additional information regarding the SAFTs. The Company does not fully control any of these factors, and therefore may not be able to control the long-term success of the Props Tokens as a feature of the Props Network or the ability of the Props Tokens to maintain their value. The value of Props Tokens may decrease and may also experience significant volatility and unpredictability relative to fiat currency. Moreover, the Company does not plan to maintain any type of bond or trust account designed to protect holders of the Props Tokens, and we do not intend to secure the Props Tokens with any assets.

The value of your Props Tokens will, in part, depend on the supply relative to demand for Props Tokens in the Props Network. Because we anticipate issuing a significant number of Props Tokens in the future, both through the Protocol Rewards Engine and, potentially, through direct issuances, the value of Props Tokens will likely be diluted and demand for Props Tokens from Props Network users will need to increase in order for Props Tokens to maintain their value.

We expect that approximately 50,000,000 tokens will be released by the Protocol Rewards Engine in the first year following its launch, and each year, we expect that the Protocol Rewards Engine will release a decreasing number of Props Tokens (12.5% of the remaining rewards pool per year) until the total number of Props Tokens that will be allocated by the Protocol Rewards Engine, 400,000,000, has been released. We expect to issue up to 33,000,000 Props Tokens in connection with one-time discretionary grants to significant users of the Props Live Video App. See “Annex A: Props Live Video App Plan of Props Token Usage” for additional information. We expect to also issue up to 2,000,000 Props Tokens in connection with one-time discretionary grants to significant users of the Third Party Developer App. See “Annex B: PeerStream Plan of Props Token Usage” for additional information. Additional Props Tokens may be issued in connection with one-time grandfathering grants to Props Apps added to the Props Network in the future.

In addition, we have reserved: (i) approximately 8.35% of all Props Tokens that we currently anticipate to issue in the future, or 83,500,000 Props Tokens, for discretionary distributions by Props PBC in the form of grants to Props App Developers, developers building Props Network infrastructure, or other strategic partners or for cash sales to support Props PBC’s operations, (ii) approximately 1.2% of all Props Tokens that we currently anticipate to issue in the future, or 11,500,000 Props Tokens, for potential issuance pursuant to our agreement with PeerStream, Inc., (iii) approximately 20% of all Props Tokens that we have issued or anticipate to be issued, or 200,000,000 Props Tokens, for issuance to persons who purchased rights to receive Props Tokens in private placements have already been issued) or pursuant to our DPAs, (iii) approximately 22.7% of all Props Tokens that we currently anticipate to issue in the future, or 227,000,000 Props Tokens, for issuance to the Company’s equity investors and current and future employees, subject to certain vesting requirements, although we may decide to use these Props Tokens for other purposes in the future, and (iv) approximately 4% of all Props Tokens that we have issued or anticipate to be issued in the future, or 40,000,000 Props Tokens, for issuances to advisors to the Company. The total number of Props Tokens released, and the amount in existence at any point in time, will affect the value of your Props Tokens and may dilute that value significantly. If the demand for Props Tokens and uses for Props Tokens on the Props Network do not similarly increase, the value of Props Tokens may decline. In addition, if the initial limit to the total number of Props Tokens is increased in the future, this may also have the effect of diluting the value of your Props Tokens.

The value of your Props Tokens may be highly sensitive to decisions made by us to distribute additional Props Tokens.

We anticipate that 400,000,000 Props Tokens will be allocated by the Protocol Rewards Engine as daily rewards intended for rewarding popular Props Apps and for the Validators who are responsible for constructing the Props Blockchain and also acting as oracles to the Protocol Rewards Engine. See “Description of the Props Network—The Protocol Rewards Engine.”

Initially, because the Company acts as one of the Validators, the Protocol Rewards Engine will, in part, be rewarding the Company by making more Props Tokens available for issuance pursuant to the offering statement in which this offering circular is included. This means that the Company will not only initially control a substantial portion of all Props Tokens, but will, over time, have more Props Tokens available to it. We expect that a substantial majority of these allocated Props Tokens will be issued by the Company to the Props Live Video App users, but we may distribute a smaller proportion of these allocated Props Tokens in the time period immediately following qualification of this offering circular, as compared to later.

In addition, because we expect that 0.03475% of the Props Tokens remaining from the initial 400,000,000 to be allocated by the Protocol Rewards Engine will be allocated each day to Props Apps as described under “Description of the Props Network—The Protocol Rewards Engine” and 0.001829% of the remaining from the initial 400,000,000 Props Tokens will be allocated each day to Validators, the size of Props Tokens allocations made pursuant to the Protocol Rewards Engine will necessarily decrease over time. As a result, the Company may initially accumulate significant allocations of Props Tokens and it will then have absolute discretion to distribute such Props Tokens pursuant to this Regulation A offering circular or in other registered or exempt securities offerings. These amounts would be in addition to the approximately 227,000,000 Props Tokens that the Company intends to separately issue to the Company’s equity investors and current and future employees, subject to certain vesting requirements (though we may decide to use these Props Tokens for other purposes in the future), and the 40,000,000 Props Tokens issued or to be issued by the Company to advisers in registered or exempt securities transactions. See “Other Offerings” for additional information. In addition, Props PBC will have 83,500,000 Props Tokens available for distribution. See “Description of the Props Tokens Being Offered—Token Supply.”

We will have significant discretion in determining how these Props Tokens will be issued. For example, the Props Tokens that the Company may distribute to users may be issued slowly over a long period of time or, alternatively, more quickly, to the extent that the Company determines that it could help Props Apps or the further development of the Props Network. Further, Props PBC may exercise its discretion to change the total number of Props Tokens that may be issued in the future or to change the Protocol Rewards Engine “smart contract,” to the extent that Props PBC determines that such changes could help the further development of the Props Network. As a result, the supply of Props Tokens is substantially within our control—and may change in ways that could adversely affect the value of your Props Tokens and may dilute that value significantly.

The level of functionality that Props Tokens will have in Props Apps, including the Props Live Video App, may depend on the relative holdings of Props Tokens of other users of a Props App.

Props Apps may only afford certain functionalities and benefits of holding Props Tokens to users holding a certain number of Props Tokens. These thresholds may depend on a user’s number of Props Tokens relative to the holdings of other users of the Props App. For example, in the Props Live Video App, the unlocking of virtual goods for purchase functionality for Props Tokens is only available once the user is in the 20th percentile of Props Token holdings for all Props Live Video App users. As a result, you may not be able to enjoy this functionality unless you have a substantial number of Props Tokens. In addition, your ability to have this functionality may depend, in large part, on the actions of other persons. If these other persons are more active in earning or otherwise collecting Props Tokens, even if you earn or purchase a substantial number of Props Tokens, you may never reach the minimum threshold of Props Token holdings necessary in order to enjoy a particular functionality in a Props App.

Because the Props Tokens have no history, there are significant uncertainties around the evaluation of their utility and their value.

The Props Tokens have little performance history. Moreover, the Props Network and the applications that the Props Network is intended to support together constitute an unproven and novel model for the operation of internet applications for consumer-facing mass market applications, and the value of the Props Tokens is likely to depend upon the success of this model. This success may, in turn, be dependent both on demand for an alternative to traditional centralized digital media application infrastructures and the performance of the technology used to create the Props Network and the Props Tokens, which is novel and relatively untested. Further, the price we have set for the Props Tokens of $0.1369 per token was chosen by us in reference to the undiscounted price paid by investors of our SAFTs and was not set pursuant to any third party valuation. In December 2017, we offered SAFTs to certain investors. See “Other Offerings” for additional information regarding the SAFTs; the undiscounted price paid by investors in this offering was $0.1369. Participation in these offerings and your decision to acquire Props Tokens should, therefore, be evaluated not only on the basis of the value and prospects of the Props Tokens, taking into account an assessment of the prospects of the Company and Props PBC in achieving their respective goals for the Props Network, but should also consider the significant uncertainties associated with these assessments given the lack of similar business models and technological systems against which the Props Tokens, the Props Network and Props Apps may be usefully compared.

The deemed offering price of the Props Tokens was not established on an independent basis; the actual value of your Props Tokens may be substantially less than the deemed offering price.

The deemed offering price of the Props Token bears no relationship to our book or asset values or to any other established criteria for valuing securities. The price we have set for the Props Tokens of $0.1369 per token was chosen by us in reference to undiscounted prices paid by investors of our SAFTs. Because this price is not based upon an independent valuation, the price may not be indicative of the proceeds that you could receive upon a commercial sale of the Props Tokens. Further, the deemed offering price may be significantly more than the price at which the Props Tokens would trade if they were to be listed on an exchange or actively traded by broker-dealers. While we explored the possibility of obtaining an independent valuation of the Props Tokens by an independent third party months before Props Tokens had been introduced, this valuation was never obtained, and in any case, because it would have valued the Props Tokens prior to their actual introduction on the Props Network, would have had little bearing on the value of Props Tokens you may receive in this offering.

At issuance, there may be no trading market for the Props Tokens, and a trading market may never develop.

The Props Tokens may only be traded on a very limited range of venues, including U.S. registered exchanges or regulated alternative trading systems for which a Form ATS has been properly submitted to the SEC. There are currently no national securities exchanges or exchanges that have been approved by the Financial Industry Regulatory Authority (“FINRA”) or registered under Form ATS with the SEC to support the trading of Props Tokens on the secondary market. We are aware that several entities are working to develop and launch such an exchange. See “Description of the Props Tokens Being Offered—Secondary Markets.” There is no guarantee that any exchanges capable and willing to support trading in Props Tokens will become functional.

Further, even if any such exchange were to become functional, no such exchange will be required to list the Props Tokens and they may decide not to list the Props Tokens for a number of reasons not under our control, including, but not limited to, a perceived lack of market interest in the Props Tokens, and any other factors relevant to the individual exchanges (for example, if such exchanges are heavily invested in another cryptocurrency). If any such exchange did agree to list the Props Tokens, the market may not offer Props Tokens any significant liquidity for a number of reasons including, for example, a lack of potential buyers. As a result, you should be prepared to hold your Props Tokens indefinitely, as there is no guarantee that holders will be able to sell or exchange their Props Tokens. In the event that the Props Tokens remain illiquid for a significant period of time or indefinitely, the value of the Props Tokens may be materially adversely affected.

We do not expect there to be any market makers to develop a trading market in the Props Tokens.

Most securities that are publicly traded in the United States have one or more broker-dealers acting as “market makers” for the security. A market maker is a firm that stands ready to buy and sell the security on a regular and continuous basis at publicly quoted prices. In the event that a token exchange is created or developed, we do not believe that the tokens will have any market makers, which could contribute to a lack of liquidity in the Props Tokens, and could have a material adverse effect on holders’ ability to trade the tokens.

You and any persons interested in acquiring Props Tokens from you may lack information for monitoring the value of the Props Tokens.

The Props Tokens do not have any information rights attached to them, and holders may not be able to obtain all the information they would want regarding the Company or the tokens. As a Tier 2 issuer under Regulation A, we will be subject to scaled disclosure and reporting requirements, and we will not be required to make the same level of public reporting required of issuers in traditional public offerings. In addition, we are among the first issuers of tokens to have an offering of tokens qualified under Regulation A. Even though the SEC has qualified our Regulation A offering, individual investors, individual States in which we may offer the Props Tokens, or potentially other participants in the Props Network may disagree with the level or type of disclosure, reporting or other information we are providing, or may otherwise object to the means by which we are offering the Props Tokens, or assert that other state laws may apply to this offering. If any of these persons or entities decide to litigate against the Company regarding these or similar issues, it could have a material adverse effect on our operations and on the value of the Props Tokens.

Additionally, there is no guarantee that securities or industry analysts will publish research or reports about us or the Props Tokens, and even if they did, we would not have any control over these analysts or their coverage of the Props Tokens. As a result, you and any persons interested in acquiring Props Tokens from you may not be able to receive information regarding the market value of the Props Tokens. As a result of these difficulties, as well as other uncertainties, you may not have accurate or accessible information about us or the value of the Props Tokens.

Additionally, this could negatively affect any secondary trading markets that may exist in the future, and thereby cause the value of the Props Tokens to decline. There are currently no national securities exchanges or exchanges that have been approved by FINRA or registered under Form ATS with the SEC to support the trading of Props Tokens on a secondary market.

In the future, we may not be subject to ongoing reporting requirements.

Following the conclusion of our offering of Props Tokens under Regulation A, we may be eligible to file an exit report to suspend or terminate our ongoing reporting obligations. If we become eligible, and if we make this election in the future, we may choose to not file annual reports, semiannual reports, current reports, financial statements and audited financial statements. As a result, holders of the Props Tokens would receive less information about the current status of our company, and the value of our Props Tokens may be adversely affected. We may also cease to file these reports if the Props Tokens are either deemed to no longer be securities under applicable securities laws or if the Props Blockchain that we are building undergoes such a significant hard fork that we are no longer driving the governance of the network.

In making a decision to participate in these offerings and acquire Props Tokens, you should not rely on information in public media that is published by third parties. You should rely only on statements made in this offering circular.

You should carefully evaluate all of the information in this offering circular. We have in the past received, and may continue to receive, media coverage, including coverage that is not directly attributable to statements made by our officers and employees. We cannot confirm the accuracy of this coverage. You should rely only on the information contained in this offering circular in determining whether to participate in these offerings and acquire Props Tokens.

Your investment in the Props Tokens will not provide you with any enforceable rights against the Company, its affiliates, the Third Party Developer, the Props Live Video App Operator, or any other Props App Developer, including any rights to receive payments, any control rights or any claims on assets.

Holders of Props Tokens will not receive a right to any repayment of principal or interest, any interest in the profits or losses of the Company, its affiliates, the Third Party Developer, the Props Live Video App Operator or any other Props App Developer, any rights to distributions from the Company, its affiliates, the Third Party Developer, the Props Live Video App Operator, or any other Props App Developer, or any legal or contractual right to exercise control over the operations or continued development of the Company, its affiliates, the Third Party Developer, the current Props Live Video App Operator or any other Props App Developer. Holders of Props Tokens may not have any right to vote on any matters relating to the Company, its affiliates, the Third Party Developer, the current Props Live Video App Operator or any other Props App Developer. Props Token holders may be able to vote on in-app matters within one or more Props Apps in the future and, in the future, we may potentially allow Props Token holders to vote on an advisory basis to help guide Props PBC in making key decisions affecting the Props Network based on their stake of Props Tokens. Further, we are not aware of any binding obligation on the Company, its affiliates, the Third Party Developer, the current Props Live Video App Operator or any other Props App Developer with respect to the Props Tokens or the holders of the Props Tokens following the Props Tokens’ delivery in this offering. Any profit that you may receive on your holdings of Props Tokens may be based on the commercial utility of the Props Tokens, or on potential capital appreciation associated with the Props Tokens to the extent realizable through trading activity. As a result, information disclosed in this offering circular and elsewhere regarding the Company and its ability to build the Props Network may be relevant to the value of your investment, but the relevance may be limited and indirect.

The Props Tokens are not legal tender, are not backed by the government, and accounts and value balances are not subject to Federal Deposit Insurance Corporation or Securities Investor Protection Corporation protections.

The Props Tokens are not legal tender, are not backed by any government, and accounts and value balances are not subject to Federal Deposit Insurance Corporation or Securities Investor Protection Corporation protections.

The terms and conditions of each Props App may limit functionality of the Props Tokens for certain users and users may lose functionality of the Props depending on the decisions of third parties, over which we and users have no control.

As described in “Description of the Props Tokens Being Offered—Functionality for Users” and “Annex A: Props Live Video App Plan of Props Token Usage,” Props Tokens have certain functionalities within the Props Live Video App and may have additional functionalities in the future. In addition, as described in “Annex B: PeerStream Plan of Props Token Usage,” Props Tokens have certain functionalities within the Third Party Developer App and may have additional functionalities in the future. These functionalities may include, for example, elevated in-app social status or access to premium in-app virtual goods, and the allocation of a larger daily stipend of in-app currency. See “Annex A: Props Live Video App Plan of Props Token Usage” and “Annex B: PeerStream Plan of Props Token Usage” for details regarding the functionality of Props Tokens in these Props Apps.

These functionalities may, however, be denied to Props Token holders pursuant to the terms and conditions of use of the applicable Props App. For example, the terms and conditions of the Props Live Video App provide for the right to suspend, limit or terminate access, at any time with or without notice and with or without cause, including if the user is determined to pose a threat to the app service or its users. In addition, the provisional accounting entries Props Apps make when users have completed in-app activities necessary to earn rewards (which we refer to as Pending Props) may be canceled and never claimed as Props Tokens upon the violation of a Props App’s terms and conditions, for example. See “Description of the Props Tokens Being Offered—Pending Props.” If you are unable to use the Props Tokens within available Props Apps, you may not be able to derive significant value from holding Props Tokens and you may, in addition, be unable to sell them in secondary markets. See “Description of the Props Tokens Being Offered—Secondary Markets” for additional details. There are currently no national securities exchanges or exchanges that have been approved by FINRA or registered under Form ATS with the SEC to support the trading of Props Tokens on a secondary market.

The functionality and operation of Props Tokens in each Props App and the ability for the Company or each Props App Developer to enforce the functionality and operation of each Props App is subject to the ability to enforce the applicable terms and conditions of each such Props App. Because some Props Network users will likely be persons under the age of 18 and therefore may be able to repudiate or disaffirm contracts under applicable local law, the Company and other third party Props App Developers, may not be able to enforce such Props App terms and conditions against users under the legal age of consent. See “Risk Factors—Some of the Props Network users will likely be under the age of 18, and those users may be able to repudiate or disaffirm the terms of use and other agreements that we enter into with such users.”

The tax treatment of the Props Tokens is uncertain, and there may be adverse tax consequences for you, validators and other holders upon receiving Props Tokens in connection with this offering.

The tax characterization of the Props Tokens is uncertain, and you must seek your own independent legal and tax advice with respect to U.S. and non-U.S. tax treatment, as applicable, of the acquisition of Props Tokens.  Your receipt of Props Tokens may result in adverse tax consequences to you, including withholding taxes, income taxes and tax reporting requirements.  We intend to treat the issuance of Props Tokens to a U.S. holder or non-U.S. holder, for U.S. federal income tax purposes, as compensation for services. Accordingly, a U.S. holder will generally be required to include in gross income the fair market value of the tokens it receives from us, and Props Tokens we issue to a non-U.S. holder may be subject to a 30% withholding tax if the services such holder performs for us are considered to have been performed in the United States and certain other conditions are met. We cannot and do not make any representations or assurances as to individual tax consequences, including the consequences of using Props Tokens as transaction currency.

If the Props Tokens are characterized as a “virtual currency” for U.S. federal income tax purposes, then, under a notice issued by the U.S. Internal Revenue Service in 2014 (the “Notice”), the general rules applicable to property transactions would apply. See “Certain United States Federal Income Tax Considerations,” herein. The Notice indicates that, in certain cases, persons acquiring Props Tokens may be subject to adverse tax consequences upon their receipt of Props Tokens. For example, validators on the Props Blockchain that are not acting in the capacity of an employee and that receive Props Tokens should report the fair market value of such tokens as self-employment income and may be subject to self-employment tax. In addition, a person that receives Props Tokens as compensation, an incentive or a reward will generally be subject to adverse tax consequences and reporting requirements. Furthermore, Revenue Ruling 2019-24 indicates that the receipt of virtual currency by a holder of a Props Token pursuant to an “air drop” following a “hard fork” generally will result in adverse tax consequences to the holder of a Props Token. Finally, you may be required to report gain or loss if you use a token (including a Props Token) as a transaction currency.

The prices of digital assets like the Props Tokens are extremely volatile, and the value of Props Tokens may be materially adversely affected as a result.

The prices of cryptocurrencies, such as Bitcoin, Ether and other digital assets have historically been subject to dramatic fluctuations, and are highly volatile, and the market price of the Props Tokens may also be highly volatile.  Several factors may influence the market price of the Props Tokens, including, but not limited to:

●	the ability of the Props Tokens to trade in a secondary market, if at all;

●	the availability of a token exchange or other trading platform for digital assets;

●	global digital assets on the network and the Props Token supply;

●	global digital assets on the network and demand for the Props Tokens, which can be influenced by the growth of applications on the network, utility of Props Tokens within those applications, new types of digital assets, growth of businesses making use of the network and Props Tokens;

●	general acceptance of digital assets by retail merchants and commercial businesses, for example, as payment for goods and services, general adoption of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets as safe and secure, and the regulatory restrictions on their use;

●	purchasers’ expectations with respect to the rate of inflation;

●	changes in the software, software requirements or hardware requirements underlying the Props Tokens;

●	changes in the rights, obligations, incentives or rewards for the various holders of the Props Tokens;

●	interest rates;

●	currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;

●	government-backed currency withdrawal and deposit policies of digital asset exchanges;

●	interruptions in service from or failures of a major digital asset and security token exchange on which digital assets and security tokens are traded;

●	investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in securities tokens or other digital assets;

●	coordinated algorithmic behavior, including trading, by a large pool of small token holders;

●	monetary policies of governments, trade restrictions, currency devaluations and revaluations;

●	developments or disputes concerning our intellectual property rights or our technology, or third-party proprietary rights;

●	regulatory measures, if any, that affect the use of digital assets and crypto tokens such as the Props Tokens;

●	global or regional political, economic or financial events and situations; and

●	expectations among participants that the value of digital assets will soon change.

In addition, decreases in the price of even a single other digital asset, whether located on or off of the Props Network, may cause volatility in the entire digital asset and crypto token industry and may affect the value of other digital assets, including the Props Tokens. For example, a security breach or any other incident or set of circumstances that affects purchaser or user confidence in Ether or another well-known cryptocurrency such as Bitcoin may affect the industry as a whole and may also cause the price of the Props Tokens and other digital assets to fluctuate.

You may never receive Props Tokens in connection with performing in-app activities unless you are able to complete certain steps within 120 days of receipt of Pending Props and “claim” your Pending Props.

You are not guaranteed to receive Props Tokens for performing in-app activities in any Props App, including those described under “Annex A: Props Live Video App Plan of Props Token Usage” and “Annex B: PeerStream Plan of Props Token Usage,” or in connection with one-time discretionary grants by the Company or the Third Party App Developer. Prior to receiving any Props Tokens, you must complete certain minimum steps—including completion of KYC and AML procedures and completion of all tax forms requested by the Props App Developer, as well as “claim” your Pending Props. See “Description of the Props Tokens Being Offered—Receiving Props Tokens” for a general description of the required steps in Props Apps and “Description of the Props Live Video App—Terms of Receiving Rewards” for a description of the required steps in the Props Live Video App. In any Props App, we anticipate that the KYC and AML procedures and documentation requirements required of users earning Props Tokens in amounts below a certain threshold set in our discretion will be more basic, in order to minimize unnecessary administrative burdens on users. For example, the Props App Developer may not require tax forms for users receiving small numbers of Props Tokens. Once a user has reached a maximum threshold of total Props Tokens earned, however, the Props App Developer may require that the user complete additional KYC/AML procedures and documentation in order to receive Props Tokens.

Upon completing in-app activities or upon offer of a one-time discretionary grant, there will be indication, in your Props App account, of receipt of Pending Props. Generally, if a user that is given Pending Props in connection with in-app activities or in connection with one-time discretionary grants offer fails to complete the above-described required steps within 120 days of receiving them, the Props App user may never obtain the Props Tokens. If that happens, the Props App may cancel any such Pending Props. See “Annex A: Props Live Video App Plan of Props Token Usage” for additional information. As a result, you should not view the performance of in-app activities or offering of a one-time grant as a guarantee that you will receive Props Tokens. Neither of the current Props App Developers anticipates exercising this discretion to revoke Pending Props associated with activities performed in Props Apps except in cases of users apparently abandoning them. If one of the current Props App Developers were to determine to exercise its discretion to revoke Pending Props, it would intend to communicate with any user with such Pending Props prior to revoking them.

Further, before you receive Props Tokens, Props Apps may also need to complete certain additional steps, including checking for fraud or violation of the Terms of Service, and administrative procedures related to settlement that can delay the issuance or Props Tokens after you have performed in-app activities. Further, issuance of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by the Props App to the user’s wallet is confirmed by Validators on the Ethereum blockchain. Prior to settlement, Props App users, Props App Developers, Validators and grantees have no right to receive Props Tokens, and if the Company or Props PBC, as applicable, were to dissolve or liquidate, or if the Props App Developer were to cease to reward users of their respective apps, or if the Company were to cease to reward Validators, or if Props PBC were to cease making grants with Props Tokens, then users, Validators and grantees will have no right to receive Props Tokens, and they may never receive these Props Tokens.

Risks Related to the Further Development of the Props Network

The Props Network may not be widely used and may never develop as we intend. As a result, there may be limited users and Props App Developers on the Props Network, and the value of the Props Tokens may be negatively impacted.

It is possible that the Props Network and Props Tokens will not be used by a large number of application developers or that there will be limited public interest in the Props Network or the Props Tokens. In addition, technological, legal, regulatory or commercial developments could render the Props Network obsolete or impermissible. Any such lack of use or interest in the Props Network could negatively impact the Props Network and the value of the Props Tokens.

The success and future growth of the Props Network depend significantly on our successful development of a “two-sided economy” of applications and users, and if we are unable to attract sufficient numbers of applications or users to the Props Network to generate demand for Props Tokens, the Props Network may fail to grow and the value of Props Tokens will be harmed.

The ultimate success of the Props Network may depend upon our ability to attract additional application developers to create additional apps to be joined to the Props Network, which will, in turn, depend in large part on the success of our efforts to develop an ecosystem of application developers and users. We intend to attract application developers and users by engaging in traditional marketing efforts and incentivizing participation in the Props Network with Props Tokens. See “Description of the Props Token’s Role in Helping to Align Incentives of Network Participants” for additional details. If any of our current efforts at attracting and retaining application developers are not effective or become less effective, if we are unable to continue to use any of these methods or marketing channels, or if the cost of using these methods were to significantly increase, we may not be able to attract and retain new application developers and users in a cost-effective manner or convert application developers into active application developers on the Props Network. Further, developing apps with functionality for Ethereum-based tokens may not be attractive to some third party app developers because of costs and regulatory issues. See “Our plans for addressing scalability issues related to the operation of apps dependent on the Ethereum blockchain subject us to a number of technological and regulatory risks that may cause the Props Network to be ineffective or not sufficiently cost-effective to continue operating.” and “We may need to address additional regulatory issues in connection with our plans for the development of the Props Network.” As a result, the growth of our network could be adversely affected, which may impair the value of the Props Tokens.

Incentive structures essential to the Props Network are difficult to design and may not function as intended.

Props Tokens may be distributed in ways intended to incentivize actions essential to the Props Network, including Props App creation, participation in the Props Network online community, the creation of digital media content to be shared on the Props Network, development of premium experiences for Props Token holders across the network and for maintenance of the Props Blockchain. As discussed above in “Description of the Props Token’s Role in Helping to Align Incentives of Network Participants,” Props App creation and operation may be incentivized in the future by rewarding high-quality third party developers of Props Apps with Props Tokens. App developers such as the current Props Live Video App Operator or the Third Party App Developer may use Props Tokens to incentivize the creation of digital media content on the Props Network.

The success of the Props Network, therefore, will depend on users and developers being incentivized to participate in the Props Network in exchange for Props Tokens. In addition, we incentivize the operation of validators on the Props Blockchain with Props Tokens. Further, we rely on validators of the Ethereum blockchain to record ownership and transfer of Props Tokens to the Ethereum blockchain, which is where ownership of Props Tokens is recorded. See “Description of the Props Network—The Props Blockchain—The Validators” for additional details. Incentive structures like these may not operate as intended, however, and we cannot guarantee that these mechanisms, as designed, will effectively incentivize the behaviors that they are intended to promote and which are necessary for the operation and further development of the Props Network. If these incentive structures fail or are not as effective as intended, the Props Network and the value of the Props Tokens may be adversely affected.

Because, upon qualification of this post-qualification amendment, there will be few Props App developers, the Props Network may be adversely impacted by changes in the business and financial condition of Props App developers, which may negatively impact the value of the Props Tokens.

Upon qualification of this post-qualification amendment, there will be two application developers with apps that are designed to give Props Tokens functionality. Further, there can be no guarantee that additional application developers will create Props Apps or join the Props Network. As a result of the limited number of Props App developers, the Props Network may be adversely impacted by changes in the business and financial condition of, or demand for its services by, these developers. We expect that even to the extent that developers have contractual obligations to us with respect to their development activities, these developers will be able to terminate these obligations at any time, such that any developer may decide at any time to cease development of their application on the Props Network, due to bankruptcy, commercial considerations, or for any other reason. If a number of such developers are unable or unwilling to use the network for development of their applications for any reason, the growth of the network could be impeded, leading to a lack of adoption of the Props Network. This could adversely affect the value of your Props Tokens.

The Company’s historical performance does not necessarily reflect future performance or the likelihood of the success of the Props Network.

The Company’s past experience providing consumers with live stream video chat service does not guarantee that it or Props PBC will be able to successfully develop the Props Network. The historical performance of the Props Live Video App and our previous business does not necessarily indicate that the Props Network’s future performance or further development will be successful—or the value of Props Tokens with increase or maintain in value. Further we cannot guarantee that Props Live Video App users or users of the Third Party App Developer’s app will continue to use either app, and may a decline may occur may occur in Props Live Video App users or users of the Third Party App Developer’s App in the future.

It is impossible to predict whether the Props Network will have a substantial user base or grow its current user base in a way that will support a “two-sided economy” that includes a population of Props App developers, and we cannot guarantee that the Props Network will maintain its current user base or grow, nor is it possible to predict whether any major security incidents will occur on the network. The growth and stability of the Props Network is affected by a large number of complex and interrelated factors. Past growth and performance of the network are not indicative of the growth and performance of the network in the future.

The Props Network, including the Protocol Rewards Engine, relies on software and programming that is complex, and if it contains undetected errors, the Props Network could be adversely affected.

The Props Network, including significant components like the Protocol Rewards Engine and the Ethereum “smart contract” that creates Props Tokens (the “Token Code”), and our internal systems rely on software and computer programming that is highly complex. In addition, the Props Network and internal systems depend on the ability of this software to store, retrieve, process and manage immense amounts of data and digital media content. While we will take reasonable steps to avoid such issues, including undergoing routine audits, some errors or other bugs or defects may only be discovered after the code has been released for external or internal use. For example, undetected errors in the “smart contracts” we deploy to the Ethereum blockchain may be manipulated so as to allow bad actors to issue themselves Props Tokens or otherwise maliciously affect the Props Network. Errors or other bugs or defects within the software on which we rely may result in a negative experience for application developers and users, delay introductions of new features or enhancements, result in errors or compromise our ability to protect user data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could therefore result in harm to our reputation, loss of developers or users, loss of revenue, or liability for damages, any of which could adversely affect the Props Network and the value of your Props Tokens.

We will need to continue to develop certain components of the open-source software that will help additional apps to join the Props Network and attract additional developers to the Props Network in order for the Props Network to grow as we anticipate it will.

We are planning to further develop components of the Props Network, including the open-source software and adding third party developers to the Props Network. Consequently, many details about the structure of Props Apps and the Props Network—including, for example, how Props Token holders may be able to vote and on what issues, or other details of our development strategy, and business model—are not known, are uncertain, are subject to regulatory uncertainty or are subject to change, with or without notice to Props Token holders. See “Our plans for addressing scalability issues related to the operation of apps dependent on the Ethereum blockchain subjects us to a number of technological and regulatory risks that may cause the Props Network to be ineffective or not sufficiently cost—effective to continue operating.” and “We may need to address additional regulatory issues in connection with our plans for the development of the Props Network.” There is, as well, no guarantee that the Props Tokens or Props Network will develop as planned, and you should not rely on descriptions of our planned, future development for the Props Network or Props Tokens as a promise or guarantee.

The systems and devices of the Props Network may be the target of malicious cyberattacks, which may result in security breaches and the loss or theft of tokens.  If these attacks occur or security is compromised, this could expose us to liability and reputational harm and could seriously curtail the utilization of the Props Tokens and cause a decline in the market price of the Props Tokens.

The Props Network may be the target of malicious attacks seeking to identify and exploit weaknesses in the software, the Props Network, Props Apps or the Props Tokens, which may result in the loss or theft of tokens.  These attacks may include the following:

●	Man-in-the-middle, phone hijacking, smurfing, spoofing and other denial of service attacks refer to situations where communications between computers on the Props Network are intercepted or interrupted.

●	Social engineering attacks, including phishing emails, where attackers use impersonation to gain access to funds or private information (such as private keys).

Such attacks may materially and adversely affect the Props Network in the ways described above, and any such attacks, or the perception that any has occurred, also may materially and adversely affect the Props Network by reducing trust in the integrity of the Props Network, creating bad publicity, and ultimately decreasing demand for the applications on the Props Network.

In February 2019, the Company was contacted by a reporter regarding a potential data breach into the Props Live Video App’s user data, which allegedly occurred in 2017 and involved the exposure of user records for 40,000,000 users. The information provided by the reporter included a small sample of the data from the alleged breach, and included basic personal information (names), partial email information, and public IP addresses. The Company considers the impact of the disclosed information on the Props Live Video App’s users to be minimal, as the disclosure of names, partial email information, and public IP addresses of the users in these circumstances is unlikely to cause substantial damage. Following the report, the Company launched an internal review into the matter, and has not found any conclusive evidence of a data breach into its systems. We believe, however, that it is likely that it occurred. Regardless, the Company proactively took action to secure its systems by revoking all existing passwords and access keys into any service and system which has access to user data, and introducing Single Sign On (SSO) and 2 Factor Authentication (2FA) across the company.

The Company disclosed information on the alleged breach to the Information Commissioner’s Office (ICO) of the United Kingdom. The ICO has closed the investigation with no further regulatory action required. We also reported it to Agencia Espanola Proteccion Datos (AEPD), under GDPR regulations, which has also closed the investigation with no further regulatory action required. Various European data protection authorities have announced the protection of data relating to users who are minors to be a focus area in the coming years, which may mean that this data breach may result in a regulatory investigation into the Props Live Video App’s data practices, which may cause enforcement action to be taken in due course. In addition, other jurisdictions may require the filing of reports or other information related to the alleged breach. As of the date of this offering circular, we have made no additional filings or reports, which may also mean that this data breach may result in a regulatory investigation into the Props Live Video App’s data practices that could cause enforcement action to be taken in due course.

This breach is alleged to have occurred with respect to Props Live Video App accounts, which are separate from the blockchain infrastructure of the Props Network, including the Props Network’s Token Code and Protocol Rewards Engine. The Company does not have access to or store private wallet addresses of any third party Props Token holders (including users) in the databases associated with the Props Live Video App, so that, even if a malicious actor used information from this alleged 2017 breach to access a Props Live Video App user’s account, she would not be able to gain control over the user’s Props Tokens as a result. See “As a holder of Props Tokens, you will be responsible for securing and maintaining your private keys and otherwise following cybersecurity best practices. Failure to do so may result in the loss of all your tokens” for more information about the necessity of keeping private keys safe. It would be possible for a malicious actor to use account information with respect to a Props App to, for example, maliciously interfere with user experience of that Props App by changing account settings or other information associated with the account, including wallet addresses associated with the account so that, for example, the user’s app experience would not reflect the total Props Tokens she holds unless she undid the change. However, this user’s Props Tokens could not be stolen with only the information obtained in the alleged 2017 breach. As a result, the Company does not believe that this potential breach poses any significant risks to Props Token holders.

The operation of the Props Tokens and the Props Network depends on ongoing Props Token transaction validation efforts, which are conducted, in large part, by third parties that we do not control on the Ethereum blockchain.

The Props Network depends upon the actions of third party blockchain Validators on the Ethereum blockchain, who operate computers that construct the Ethereum blockchain in exchange for rewards. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information. In addition, the recording of usage data, the performance of certain oracle functions for our “smart contracts,” and the recording of Pending Props all depend, in part, on third party Validators administering the Props Blockchain.

There is no guarantee, however, that a sufficient number of Validators will continue to mine the Ethereum blockchain or perform Validator functions on the Props Blockchain; Validators are not contractually or legally obligated to continue validation operations and may cease transaction validation if they determine that their operations are no longer profitable, if they are prevented from doing so by government or regulatory agencies, or for any other reason. Further, if Validators of our Props Blockchain do not reach the agreement required in order for the Protocol Rewards Engine to make daily rewards allocations, the Protocol Rewards Engine would not make daily rewards allocations for that day, potentially resulting in interruptions to the operations of the Props Network. Further, if Validators maintaining the Ethereum blockchain cease to continue constructing the Ethereum blockchain or if Validators of the Props Blockchain cease constructing the Props Blockchain or otherwise fail to perform Validator functions, then you may lose your Props Tokens, the Props Network may be unable to function, and the value of your tokens may decline.

Misconduct and errors by our employees and third-party service providers, or by users and developers on the Props Network, could harm our network and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees, former employees, and other third-party service providers, third party Validators or by developers or users on the Props Network. Participants on the Props Network such as application developers and third party Validators, who we do not control, could be in a position to handle large amounts of sensitive and potentially proprietary data, whose exposure could result in significant liability. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and we cannot control application developers or users on the Props Network; the precautions we take to detect and prevent this activity, such as encryption of user data, may not be effective in controlling unknown or unmanaged risks or losses. For example, it is possible that a developer would create an application that allows the developer to see unencrypted data. Any of these occurrences could result in our diminished ability to operate our business and develop the Props Network, potential liability to our company, inability to attract future application developers and users, reputational damage to the Props Network, regulatory intervention and financial harm, which could negatively impact the Props Network, the growth of the Props Network and the value of Props Tokens.

Negative publicity could adversely affect the adoption of the Props Network and the value of the Props Tokens.

Negative publicity about us, the Props Network or about the cryptocurrency industry in general, including the quality, security and reliability of the Props Network or the Props Tokens, and the quality, security and reliability of similar technologies employed by other cryptocurrencies, could adversely affect our reputation, the popularity of the Props Network, and the confidence in, and the use of, the Props Network, which could harm the growth of the Props Network and the value of your Props Tokens. This may be true even if such publicity is inaccurate. For example, negative publicity could relate to the utility of cryptocurrency in general, the accuracy and effectiveness of the protocol used in allocating the Props Tokens on the Props Network, changes to the Props Network, our ability to effectively manage and resolve complaints from users and application developers, privacy, data protection and security practices, litigation, regulatory activity, the actions of other third parties on the Props Network, including with respect to use actions in any Props App or future-created Props Apps, and the experience of users with the Props Network or services and other cryptoassets.

Harm to our reputation could also arise from many other sources, including employee misconduct, misconduct by our partners, including third party app developers, misconduct by application developers and users on the network or third party Validators, outsourced service providers or other counterparties, failure by us or our partners to meet minimum standards of service and quality, inadequate protection of user data, security incidents, data breaches, and compliance failures and claims, or the perception that any of these has occurred. Misinformation about our team members can spread on social media websites like Twitter or Facebook, or on public forums. Accounts owned by our employees might be hacked to potentially spread misinformation. While we plan to take necessary precautionary steps and attempt to address cases of misinformation, there is no guarantee that we will be successful in these efforts. Misinformation or negative publicity can negatively impact the price of the Props Tokens.

Any violation of our policies or the Company’s terms and conditions of use, including misuse of the Props Live Video App, or other Props Apps on the Props Network, by our customers could also damage our reputation and potentially subject us to liability.

Consumers could misuse Props Apps by, among other things, transmitting sexually-explicit or violent content, reproducing and distributing copyrighted material without permission, transmitting inaccurate or fraudulent information or otherwise engaging in illegal activity. Similarly, Props App Developers or their users may also engage in illegal activity. Any such use of the Props Network could damage our reputation and could subject us to claims for damages, copyright or trademark infringement, defamation, negligence or fraud. Moreover, users or other network participants may use the Props Network to promote their products and services in violation of federal, state and foreign laws.

We cannot predict whether the use of the Props Network by users or Props App Developers could expose us to liability under applicable laws or subject us to other regulatory action. Even if any claims asserted against us or regulatory actions do not result in liability, we may incur substantial costs in investigating and defending against such claims or actions, or our reputation may be damaged. If we are found liable or to have violated applicable law in connection with these activities, we could be required to pay fines or penalties, redesign components of the Props Network or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

The Company or, in the future, another participant in the Props Network could create another digital asset which could negatively affect the value of the tokens.

A Props App Developer could create additional tokens or other digital assets or cryptoassets similar to the Props Tokens. These other assets may share certain characteristics with the Props Tokens, and they may compete directly or indirectly with the Props Tokens. Any such additional tokens or cryptoassets could negatively affect the Props Network and the economy in Props Tokens by diluting interest in Props Tokens or otherwise affecting the incentive structures built around Props Tokens, including in ways we cannot predict. These tokens or cryptoassets could also potentially replace some or all of the usage of the Props Tokens in these or other Props Apps. The occurrence of any of these events could negatively affect the value of the Props Tokens.

The technology underlying the Props Network may not function properly.

While the essential components of the Props Network—including the Token Code, the Props Tokens, the Props Blockchain and the two current Props Apps—will be operational at the time of qualification of this offering circular, the Props Network remains in development and key elements of the technology are new to our system, including the Props Blockchain, as discussed in “Description of the Props Network—The Props Blockchain.” In March 2019, we began distributing Props Tokens to our SAFT holders, and as a result, Props Tokens have been in use since then. However, we may still experience problems with their functionality in a Props App. We could also experience other problems, and elements of the Props Network may not function properly when introduced to live users on the network. These features will be important to the growth of the Props Network. There can be no guarantee that the technology required for the operation of the Props Network will function as anticipated or function at all. This technology may malfunction because of internal problems or as a result of cyberattacks or external security breaches or we might not be able to successfully develop the technology. Further, there may be no alternatives available if this technology does not work as anticipated. As a result, failure of this technology to work as intended may adversely affect the operation and growth of the Props Network and may have a material adverse impact on the value of your Props Tokens.

The Props Network has been and will be, as applicable, developed by key technology employees, and the Props Network’s continued operation and further development depend on the continued availability of those key employees.

Key technology supporting the Props Network, including our “smart contracts” and other components of our intellectual property has been and will be developed primarily by a small number of key technology employees of the Company. For example, we are aware of only three employees of the Company who possess the necessary technological skillset to develop the backend infrastructure for the Props Network. In the future, some of these employees may leave the Company or may be transitioned into roles at Props PBC, where they may be dedicated to Props Network-wide development efforts. The loss of the services of any of those key employees could have a material adverse effect on the ability of the Company or Props PBC, as applicable, to develop, operate or maintain the Props Network or the Props Blockchain. If the Company were to lose the services of any these key employees, it could be very difficult to replace them, and the loss of any of them could have a material adverse effect on our operations and financial conditions. Further, because the skillset required to successfully develop blockchain-related businesses is rare, the loss of key employees could result in us being unable to fill these roles.

We may face litigation or liability in connection with our forward sales of Props Tokens to purchasers of simple agreements for future tokens (SAFTs), which could have a material adverse effect on our company’s operations and financial condition.

We issued SAFTs to investors in November 2017. The Company believes that, under the SAFTs, the research and development services it was obliged to provide were limited to the creation of the Company’s token platform and the creation and delivery of a functional token. The completion of these research and development services principally required the creation of the Token Code (an ERC-20 “smart contract”); building the distribution mechanism for Props Tokens, including a mechanism for effecting any vesting under SAFTs; developing the Rize app, including basic “wallet” functionality in the Rize app and merging it into the Props Live Video App; and building Props-specific exclusive features in the Props Live Video App. In March 2018, we offered to these investors a rescission of their SAFT purchases or, alternatively, amendments that would extend the deadline for delivery under the agreements to March 4, 2019, in exchange for increasing the number of Props Tokens the purchasers would be entitled to receive under their agreements by 10%. The vast majority of the purchasers chose to amend and affirm their SAFTs. As a result, we were obliged to begin to distribute functional Props Tokens to SAFT holders by March 4, 2019, or be obliged to return these purchasers’ investments in the SAFTs in an amount approximately equal to $20.6 million.

The Company completed its services by March 4, 2019 in connection with the initial delivery of the Props Tokens to SAFT purchasers, and as a result, the company believes that as of March 4, 2019 it had performed all of its research and development obligations owed to SAFT holders under the SAFTs. See “Other Offerings” for additional information. SAFT purchasers could, however, argue that the Company needed to enable, prior to delivering the Props Tokens to the SAFT holders, additional functionality, such as a fully functioning Protocol Rewards Engine. While the Company believes it properly delivered the Props Tokens and, in any case, could not be deemed to have failed to perform under a SAFT as a result of the application of law according to the terms of the SAFT, it is possible that our SAFT investors could subject us to private litigation relating to our obligations under the SAFT or argue that we are obliged to return their investments. Any of these proceedings could have a material adverse effect on our business, the Props Network, and the value of the Props Tokens.

The Props Network and the Props Tokens may face the risk that one or more of its competitors, or other third parties, may obtain patents or other protections covering technology critical to the operation of the Props Network and the Props Tokens.

We believe that a number of organizations are or may be working to develop decentralized application systems for digital media platforms or other novel technologies that may be competitive with our own technology. Some or all of these organizations, including organizations that may have technology similar to the Company or Props PBC, may have substantially greater technological expertise, experience with blockchain technologies and/or financial resources than our company has, and many of them may be attempting to patent technologies that may be competitive with or similar to the technology we have developed, or attempting to reverse engineer our technology, which may be possible as a substantial portion of the software underlying the Props Network is open source software that is generally available to the public and described in our publicly available whitepaper. We do not have access to detailed information about the technologies these organizations may be attempting to patent. The Props Network may ultimately compete with these alternative networks, which could negatively impact the Props Tokens and the Props Network, and may prevent the further development of Props Network. Further, occasionally, the Company may be targeted with patent infringement lawsuits. These cases may be brought by non-practicing entities that sustain themselves by suing other companies. Currently, the Company is not aware of any patent infringement suits against it, or contemplated to be brought against it.

If one or more other persons, companies or organizations obtains a valid patent covering technology critical to the Props Network or the Props Tokens, our company and any other entities that required rights to the relevant technology in order to enable the Props Network and the Props Tokens to operate as intended might be unwilling to license the technology or unable on commercially reasonable terms, and it could become impossible for the Props Network and Props Tokens to operate, which could have a material adverse effect on our business, the Props Network, and the value of the Props Tokens.

The open source portions of the software and underlying technology of the Props Network and Props Tokens could be used by third-parties to develop competing blockchain-based business models and tokens.

Given that a substantial portion of the software necessary for the Props Network to operate, including the majority of the software comprising the PropsKit, and Sidechain Node are released under the terms of various open source software licenses and given that such software is generally available to the public at www.github.com or linked from www.PropsProject.com/offering or other publicly available websites, a person or company could establish software, technology and networks, built using our publicly-available software. It is possible that those products would be substantially similar to and competitive with our software, technology and network. If this were to occur, it is possible that the value of the Props Network and Props Tokens could decline.

If we fail to promote and maintain our brands in a cost-effective manner among both users and application developers, we may lose Props Network users and the value of your tokens may be adversely affected.

We believe that developing and maintaining awareness of our brands in a cost-effective manner is critical to attracting and retaining application developers and users to the Props Network. This also applies to top-tier employee talent. Successful promotion of our brands will depend largely on the effectiveness of our marketing efforts, efforts to encourage adoption and further development of the network by application developers and other ecosystem partners, and the experience of application developers and users on the Props Network. Our efforts to build our brands have involved significant expense, and it is likely that our future marketing efforts will require us to incur significant additional expense. These brand promotion activities may not result in increased revenue and, even if they do, any increases may not offset the expenses incurred. If we fail to successfully promote and maintain our brand or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may lose our existing application developers and users to our competitors or be unable to attract new application developers and users, which may adversely affect the value of your Props Tokens.

If Props PBC is unable to continue with its grant program for any reason, including as a result of regulatory issues, we may be forced to change our plans for supporting the further development of the Props Network, which could adversely affect the Props Network or the value of your tokens.

Props PBC may distribute Props Tokens on a discretionary basis in the form of grants or expense reimbursements to developers building either applications on the Props Network or Network infrastructure, strategic content partners, and other entities directly supporting the growth of the Props Network. The distribution of Props Tokens in the form of grants or expense reimbursements to developers, strategic content partners, and other entities supporting the growth of the Props Network is being qualified under this offering circular. We view Props PBC’s operation of this program as a significant benefit to the Props Network, given that Props PBC has a stated public benefit purpose of creating an open, sustainable and equitable media network that fairly rewards all participants in the Props Network for their contributions to the network, by supporting and promoting the growth, research, further development, and adoption of the protocol and token underlying the Props Network.

Because it will be receiving Props Tokens from the Company with a view to distributing Props Tokens to grant recipients, Props PBC will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. A statutory underwriter is subject to the prospectus delivery and liability provisions of the Securities Act and may be deemed to be conducting broker-dealer like activities that could in certain circumstances subject Props PBC to additional regulatory obligations. If the distribution of Props Tokens by Props PBC in its grant program becomes unduly expensive or Props PBC is otherwise unable to continue its distributions as a result of regulatory or other reasons, we may need to restructure our plans for supporting the growth of the Props Network, including, for example, by having the Company issue grants. Any such occurrence could adversely affect the further development of the Props Network and the value of your Props Tokens.

We may need to increase the total number of Props Tokens issuable by the Token Code in order for the Props Network to operate in the future.

Because the initial terms of our Token Code provide for the issuance of a fixed number of 1,000,000,000 Props Tokens, the amount of Props Tokens available to serve as incentives for the undertaking of key functions to be performed by Props Network participants will decrease over time. See “Description of the Props Tokens Being Offered—Token Supply” and “Description of the Props Token’s Role in Helping to Align Incentives of Network Participants.” It is possible that these key functions will only continue to be adequately incentivized as the number of Props Tokens allocated or issued decreases on the condition that the value or of Props Tokens rises in the future. There is, however, no guarantee that the value of Props Tokens will increase in the future. See “Risk Factors—The value of the Props Tokens may be volatile. There is no guarantee that the Props Tokens will hold value or increase in value, and we do not fully control many factors affecting their value.” Props PBC will have the power, as the owner of the account with the ability to effect these changes to a “smart contract” like the Token Code (the “Controller”), to increase the total number of Props Tokens that may be issued, to the extent that Props PBC determines that such an increase could help the further development of the Props Network. See “Description of the Props Network—The Token Code” for additional details. If Props PBC fails to take such action, the Props Network may be unable to continue to operate in the desired manner.

Risks Related to Blockchain Technology

The Ethereum blockchain on which ownership of Props Tokens is recorded, the Props Blockchain and the Props Tokens themselves may be the target of malicious cyberattacks or may contain exploitable flaws in their underlying code, which may result in security breaches, the loss or theft of Props Tokens, the decline in value of Props Tokens, or liability and reputational harm.

The Props Tokens and the economy in Props Tokens rely on the Ethereum blockchain and the Props Blockchain to operate. As a result, Props Tokens and the Props Network are subject to a number of reliability and security risks attendant to blockchain and distributed ledger technology, including malicious attacks seeking to identify and exploit weaknesses in the software. Some of these known risks include:

●	“51% attacks,” which occur when an attacker controls a majority of computing power or digital assets necessary to validate transactions on a blockchain, giving the attacker a majority of the validation power on the network. Validators on the Ethereum blockchain who successfully obtain this validation power—either individually or as part of a “mining pool” or group of validators—may block other users’ transactions or make it appear as though they still have tokens that have been spent, which is known as a “double-spend attack.” A 51% attack may also allow an attacker to use its monopoly over new blocks to “censor” other user transactions by actively preventing them from being written to the blockchain. Any such attack on the Ethereum blockchain could result in the loss of Props Tokens. Because our Props Blockchain uses permissioned-based validation, we do not expect this risk to be relevant to the Props Blockchain.

●	A “finney attack” occurs when an attacker mines a block but does not announce it to the network. In this case, a miner can double-spend tokens by sending them to another user in a legitimate transaction and then create a valid new block with a double-spend of those same tokens; for the attack to be successful, this block must be released so that it is added to the blockchain before the target user’s legitimate transaction. Once the block the attacker mines is accepted, the legitimate transaction will not be accepted and the honest user will not receive the tokens, thereby being out of a payment. Typically, developers and users who accept “quick transactions” (transactions that are accepted before the counterparty can confirm that the transaction has been written to the correct version of the blockchain) when accepting payment on the network are vulnerable to this type of attack. These attacks can be avoided by requiring that several additional network operations to written to the blockchain after any transaction before considering that transaction complete; bit developers may be incentivized not to do so to allow for quicker processing of network operations on their application. Because our Props Blockchain uses permissioned-based validation, we do not expect this risk to be relevant to the Props Blockchain.

Such attacks may materially and adversely affect the Ethereum blockchain, which may in turn materially and adversely affect the creation, transfer or storage of the Props Tokens and the Props Network. As a result of these and other risks of malicious attacks, there can be no assurances that the creation, transfer or storage of Props Tokens or the Props Network itself will be uninterrupted or fully secure. Any such interruption or security failure may result in impermissible transfers of Props Tokens, a complete loss of users’ Props Tokens or an unwillingness of users to access, adopt and utilize the Props Network and/or Props Tokens as a result of reduced trust in the integrity of the Props Network from bad publicity.

The Props Blockchain and the oracle function to the Protocol Rewards Engine are dependent on the efforts of the Company and third parties acting in their capacity as the Props Network’s Validators, and if the Company or these third parties fail to successfully perform these functions, the operation of the Props Network could be compromised.

The Company will be an initial Validator for the Props Blockchain. In addition, as of the date of this offering circular, three persons or entities serve as Validators. See “Description of The Props Network—The Validators” for additional details regarding selection of Validators. In the future, a total of up to seven persons may serve as Validators. The selected entities, collectively, will have the responsibility for maintaining the record of app usage on the Props Blockchain. These entities will also, therefore, have responsibility for communicating this information to the Protocol Rewards Engine, so that the Props Rewards Engine can make daily app rewards. See “Description of the Props Network—The Protocol Rewards Engine” for additional details regarding these rewards. As a result, key functions of the Props Network will depend on the Company, including receiving accurate accounts of usage data from Props Apps developers and providing the Protocol Rewards Engine with the daily updates necessary so that it may provide its daily allocation of Props Tokens.

As a result, if these entities suffer from cyberattacks or other security incidents (whether from hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, the inadvertent transmission of computer viruses or other malware, other forms of malicious attacks, malfeasance or negligent acts of its personnel, or via other means, including phishing attacks and other forms of social engineering), or their efforts are otherwise compromised the functioning of the Props Network may be jeopardized. In addition, if the Validators for any reason fail to continue to operate as Validators of the Props Blockchain or otherwise cease operations, this may cause a material adverse effect to the Props Network and the value of your Props Tokens.

Our plans for addressing scalability issues related to the operation of apps dependent on the Ethereum blockchain subject us to a number of technological and regulatory risks that may cause the Props Network to be ineffective or not sufficiently cost-effective to continue operating.

As noted above, scalability is a challenge for platforms working with large blockchains like the Ethereum blockchain. The Company believes that it has addressed some of these problems by recording information about the number of Props Tokens a user may be entitled to claim in the future, which we refer to as Pending Props, to the Props Blockchain immediately upon a user’s earning of Props—which may only be converted into Props Tokens once the user has completed the steps described in “Description of the Props Tokens Being Offered—Receiving Props Tokens.” This information improves user experience of Props Apps by allowing users to enjoy the benefits of earned Props Tokens while an app is still performing fraud checks or similar operations that must be completed prior to issuance of Props Tokens on the Ethereum Blockchain. In addition, the Company is helping to address scalability issues for the Props Live Video App by covering the costs of fees for recording transactions on the Ethereum blockchain for certain Props Tokens transfers.

These solutions may not be successful and may only temporarily help us address scalability issues in a limited way. For example, even if the Company were to cover such fees in the future, the Company may cease this practice of covering certain transaction fees in the future and may not undertake to cover the costs of transactions on the Ethereum blockchain for Props App Developers, which may make developing apps for the Props Network less attractive for third party developers. In addition, our solution may subject us to regulatory risks as additional third party application developers seek to join the Props Network, including, for example, with respect to the potential requirement to register as a transfer agent or find a registered transfer agent to act as a validator to the Props Network. See “Description of the Business—Government Regulation” for additional detail.  In general, if scalability issues are not resolved, this could make it uneconomical or unattractive for users to use Props Apps, including for example, because users may not be able to efficiently tip or otherwise transfer small numbers of Props Tokens.

The technology underlying cryptocurrency and blockchain technology is subject to a number of known and unknown technological challenges and risks that may prevent wide adoption and use of the Props Network and the Props Tokens.

The blockchain technology used in connection with cryptocurrencies like Props Tokens, which is sometimes referred to as “distributed ledger technology,” is a relatively new, untested and evolving technology. It represents a novel combination of several concepts, including a publicly available database or ledger that represents the total ownership of the currency at any one time, novel methods of authenticating transactions using cryptography across distributed network nodes that permit decentralization by eliminating the need for a central clearing-house while guaranteeing that transactions are irreversible and consistent, differing methods of incentivizing this authentication by the use of blocks of new tokens issued as rewards for the validator of each new block or transaction fees paid by participants in a transaction to validators, and hard limits on the aggregate amount of currency that may be issued. As a result of the new and untested nature of cryptocurrency and blockchain technology, the Props Network and the Props Tokens are vulnerable to risks and challenges, both foreseen and unforeseen. Examples of these risks and challenges include:

●	Scalability is a challenge for platforms working with large blockchains like the Ethereum blockchain, because addition of records to a blockchain requires the network to achieve consensus through a transaction validation mechanism, which often involves redundant and extensive computation, processing of transactions is slower than that achieved by a central clearing-house, and delays and bottlenecks in the clearance of transactions may result as the cryptocurrency expands to a greater number of users. See “Risk Factors—Our plans for addressing scalability issues related to the operation of apps dependent on the Ethereum blockchain subject us to a number of technological and regulatory risks that may cause the Props Network to be ineffective or not sufficiently cost-effective to continue operating.” for additional details regarding how we are working to address these risks.

●	To the extent incentive payments are used to incentivize the validation of a transaction or record to a block on the Ethereum blockchain, these fees may spike during times of high transaction volume. Because the Props Tokens are being treated as securities, these incentive payments could also potentially raise regulatory issues related to whether the recipient of the fees is required to register as a broker-dealer under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). We believe that these rewards do not warrant a validator registering as a broker-dealer, as discussed in the section of this offering circular captioned “Description of Business—Government Regulation”; however, there is no guarantee that regulatory agencies will agree with our position.

●	Generally blocks cannot be removed from the blockchain, but during the validation process for large blockchains like Ethereum, competing blockchains may arise with respect to the last few blocks on the blockchain. As a result, a block is often not considered to be irreversibly on the blockchain until several additional blocks have been added to it and occasionally blocks with a handful of confirmations can be dropped and modified. Applications or other persons that account for Ethereum tokens that do not wait a sufficient period before treating blockchain as permanently written may lose assets and funds in exchange for blockchain payments that are never completed.

●	Although blockchains are generally considered reliable, they are subject to certain attacks as described above under “Risk Factors—Risks Related to Blockchain Technology—The Ethereum blockchain on which ownership of Props Tokens is recorded, our Props Blockchain, and the Props Tokens themselves may be the target of malicious cyberattacks or may contain exploitable flaws in their underlying code, which may result in security breaches, the loss or theft of Props Tokens, the decline in value of Props Tokens, or liability and reputational harm.”

●	The Ethereum blockchain may either increase or decrease the incentive payments required to complete transactions on the Ethereum blockchain, which could materially and adversely affect the creation, transfer or storage of the Props Tokens. Because the Company plans to pay the cost of Ethereum transaction fees for some of the transactions in Props Tokens effected within the Props Live Video App, this could also materially and adversely affect the business of the Company. See “Risk Factors—Our plans for addressing scalability issues related to the operation of apps dependent on the Ethereum blockchain subject us to a number of technological and regulatory risks that may cause the Props Network to be ineffective or not sufficiently cost-effective to continue operating” for additional details regarding how we are working to address these risks. In addition, changes could also reduce the number of validators on the Ethereum blockchain-which could possibly leave the Ethereum blockchain increasingly vulnerable to a 51% attack.

●	Because the Ethereum blockchain and Props Blockchain are public blockchains, malicious users may freely view and, in the case of the Ethereum blockchain, access and interact with key components of the Props Network. For example, our Protocol Rewards Engine is a “smart contract” written to the Ethereum blockchain, and malicious users will be able to freely access this code in ways that could allow them to steal or otherwise affect Props Tokens.

●	The expansion of the blockchain underlying the Props Network and effecting the creation, transfer or storage of the Props Tokens, Ethereum, which currently relies on a “proof-of-work” consensus protocol system whereby blocks are awarded based on the solving of computationally difficult problems, has resulted in Ethereum validators using increasing amounts of energy that may be unsustainable as the system continues to grow, and which may draw unfavorable regulatory attention. Further, when or if the Ethereum blockchain switches to either a hybrid “proof-of-work and proof-of-stake” or “proof-of-stake” consensus protocol system, an Ethereum-wide change to its consensus protocol may present additional risks. For example, transactions in Props Tokens may not be processed as presently contemplated in the period of time during or after the switch in consensus protocols, which may materially and adversely affect the creation, transfer or storage of the Props Tokens.

Although there may be solutions that have been proposed and implemented to these and other challenges facing various cryptocurrencies, the effectiveness of these solutions has not been proven. Further, other challenges may arise in the future that we cannot predict. For example, advances in cryptography and/or technical advances, such as the development of quantum computing, could present risks to the Props Tokens and the Props Network by undermining or vitiating the cryptographic consensus mechanism that underpins the Ethereum blockchain protocol. Similarly, legislatures and regulatory agencies could prohibit the use of current and/or future cryptographic protocols which could limit the utility of the Props Tokens, resulting in a significant loss of value or the termination of the tokens and the network. Accordingly, the further development and future viability of cryptocurrency in general or specific cryptocurrencies, such as the Props Tokens, is uncertain, and unknown challenges may prevent their wider adoption.

The technology underlying cryptocurrency and blockchain technology is subject to a number of industry-wide challenges and risks relating to consumer acceptance of blockchain technology. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the successful adoption of the tokens.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Props Tokens will rely, is subject to a high degree of uncertainty regarding consumer adoption and long-term development.  The factors affecting the further development of the cryptocurrency and cryptoasset industry, as well as blockchain networks, include, without limitation:

●	worldwide growth in the adoption and use of digital assets and other blockchain technologies;

●	government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

●	the maintenance and development of the open-source software protocol of blockchain networks;

●	changes in consumer demographics and public tastes and preferences;

●	the availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using government-backed currencies or existing networks;

●	the extent to which current interest in cryptocurrencies represents a speculative “bubble;”

●	general economic conditions in the United States and the world;

●	the regulatory environment relating to cryptocurrencies and blockchains; and

●	a decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens.

The digital assets industries as a whole have been characterized by rapid changes and innovations and are constantly evolving.  Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the Props Tokens.

The Ethereum blockchain network on which ownership and transfer of Props Tokens will be recorded utilizes code that is subject to change at any time. These changes may have unintended consequences for the Props Network and the Props Tokens.

The Props Tokens are built as an ERC-20 token recorded on the Ethereum blockchain. See “Description of the Props Tokens Being Offered—Terms of the Token Code” for additional information regarding what it means to be an ERC-20 token. In addition to the aforementioned risks regarding development and acceptance of blockchain networks or the price of blockchain assets that may negatively affect the Ethereum network, other changes such as upgrades to Ethereum’s blockchain, a hard fork in Ethereum, or a change in how transactions are confirmed on the Ethereum blockchain may have unintended, adverse effects on all blockchains utilizing the ERC-20 standard, including the Props Network. For example, the proposed change in Ethereum’s consensus mechanism from a proof-of-work to modified proof-of-stake format could affect the issuance or transfer of Props Tokens. These changes may occur at any time and may cause delays in development or may completely foreclose our ability to maintain the Props Network. Any such changes to the Ethereum network could result in a disruption to the Company and the Props Network—which could negatively affect the value of your Props Tokens.

Forks may be implemented on the Ethereum blockchain or on the Props Blockchain in a manner that may affect the value of your Props Tokens, and may ultimately result in duplicate records of Props Tokens which we have not issued and may not support.

As described under “Description of The Props Tokens Being Offered—Third Party Token Modifications and Changes to Functionality,” third party groups or individuals involved in the network may at any time propose upgrades or changes to the open-source software underlying the Props Tokens that can result in prolonged “forks” in the Ethereum blockchain or the Props Blockchain. While we do not believe that these changes present significant risks to the Props Network or Props Token holders, there is, however, a possibility that these changes could result in disruptions to the Props Network or disagreements in the Props Network community of developers and users regarding which fork of a blockchain should be recognized as legitimate for the Props Network. A particular Props Apps could, for example, determine to treat the competing record of Props Tokens as the legitimate record of Props Tokens. We believe we could exert control and substantially resolve any disagreements by causing Props PBC to terminate the competing record of Props Tokens. Further, with respect to these competing tokens not endorsed by the Company, the Company would publicly disclaim its status as issuer of such an altered token and discontinue any plans to upgrade that token code or discontinue development for apps working in that competing environment. See “Description of The Props Tokens Being Offered—Third Party Token Modifications and Changes to Functionality” for additional detail.

In the future, we could assign essential components of the Props Network, including the Protocol Rewards Engine, to Props PBC, which ultimately could negatively affect the Props Network and the value of the Props Tokens, and may ultimately result in us disclaiming our status as the issuer of the Props Tokens.

In the future, we could take a less active role in guiding the further development and administration of the Props Network. This could occur as a result of the assignment of the ownership of the Protocol Rewards Engine or other parts of the Props Network infrastructure to Props PBC or taking other actions that we would deem necessary to assign the operation and maintenance of the Props Network infrastructure to Props PBC. See “Description of Business—Assignment, Decentralization” for additional details. Depending on the actions we take and how completely the essential managerial and entrepreneurial efforts that Props Token holders would be relying upon would become those of Props PBC and not the Company’s, we believe that this could result in Props PBC becoming the issuer of the Props Tokens. While we believe that this determination could only be made in consultation with counsel and, if appropriate, the SEC or its staff and we would work to ensure Props Token holders are provided with notice, any such assignment could negatively affect the Props Network and the value of the Props Tokens. At the time of any such assignment, Props PBC may not, for example, be able to provide the same level of financial or technical support to the Props Network and any such assignment could disrupt the operation of the Props Network.

Further decentralization of the Props Network could occur in the future, which ultimately could negatively affect the Props Network and the value of the Props Tokens, and may ultimately result in us disclaiming our status as the issuer of the Props Tokens.

In the future, we could take a less active role in guiding the further development and administration of the Props Network. For example, we anticipate that, in the future when there is a healthy ecosystem of Props App developers, content-creators and users on the Props Network, we could entrust the Controller -- the account with the ability to effect changes to the Props Network “smart contract” -- to a decentralized autonomous organization (“DAO”), which would then enable Props Token holders to vote on changes to these “smart contracts.” We don’t believe that decentralization like this will occur at any time in the foreseeable future, and in any case, it would be necessary to both gain substantial community support for these efforts and, also, create additional technological capabilities in order to successfully effect such decentralization. Further, while the law for this is evolving, we believe that, subject to the view of the SEC, it is possible that at some point in the future the Props Network could become so decentralized that Props Tokens would no longer be securities issued by the Company. See “Description of Business—Assignment, Decentralization” for additional details. You will not have any rights in determining whether or not this has occurred. We believe that the determination that the Props Network is so decentralized that the Company is no longer the issuer of the Props Tokens likely will turn on whether purchasers or participants reasonably expect the Company to carry out essential managerial or entrepreneurial efforts. A mix of facts and circumstances may inform whether the efforts of the Company are no longer a key factor for determining the success of the Props Network and the Company may no longer have an informational advantage over others, so that disclosures by the Company may be less meaningful. We don’t believe, for example, that this will necessarily occur if we simply entrust Controller responsibilities to a DAO, and we believe that this determination could only be made in consultation with counsel and the Securities and Exchange Commission.

As a holder of Props Tokens, you will be responsible for securing and maintaining your private keys and otherwise following cybersecurity best practices. Failure to do so may result in the loss of all your tokens.

Props Token balances are associated in your wallet with your token public key, which is in turn associated with your token private key. You are responsible for knowing your private key and keeping it a secret. Because a private key, or a combination of private keys, is necessary to control and use Props Tokens stored in your digital wallet or vault, the loss of one or more of your private keys associated with your digital wallet or vault storing the tokens will result in the loss of your Props Tokens.

You are responsible for educating yourself on best practices for securely keeping private keys, protecting your personal information and on cybersecurity best practices. While we take steps to prevent or mitigate the impact of cyber-attacks in the Props Network open-source software, there can be no guarantee that we will be successful in preventing all cyber-attacks on this software. Holders of cryptoassets can be targeted by hackers in many ways, most of which are out of our control. Holders’ private keys also can be stolen. Any third party that gains access to one or more of your private keys, including by gaining access to login credentials of a hosted wallet service you use, may be able to misappropriate your Props Tokens. We will use reasonable efforts to make resources regarding best practices for keeping private keys secure available to users, but we have no control over this type of attack and cannot directly stop hackers from stealing private keys of users. We accept no liability and will not reimburse you for any theft of private keys or any malfunction of any wallet software. As a result, any loss of your Props Tokens due to theft or unauthorized use of your private key may be final and result in the complete loss of your Props Tokens.

Props Token transactions may be irreversible, and, accordingly, losses due to fraudulent or accidental transactions or technology failures in your wallet software may not be recoverable.

Transactions in the Props Tokens may be irreversible, and, accordingly, you may irreversibly lose all of your Props Tokens in a variety of circumstances, including in connection with fraudulent or accidental transactions, technology failures in wallet software or cyber-security breaches. Losses due to fraudulent or accidental transactions may not be recoverable.

Risks Related to our Business

We have a limited history working with blockchain technology, which makes it hard to evaluate our ability to develop the Props Network.

The Company was formed in 2011 to develop and operate consumer-facing mass market entertainment apps. Since 2014, we have operated these apps with an “in-app” digital currency, and as we launch the Props Network, we intend to leverage our technology, expertise, user community and other related experience to build the infrastructure for an open, decentralized network of apps reliant on blockchain technology. We do not, however, have experience operating a digital media platform based on blockchain technology. Our company’s limited operating history in this sector may make it difficult to evaluate its current business and future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accurately, determining appropriate allocation of its limited resources, gaining market acceptance, managing a complex regulatory landscape and developing new products. Our current operating model may require changes in order for us to scale our operations efficiently. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company in the blockchain industry focused on developing products in the field of digital media network infrastructure. At least initially, the further development of the Props Network and, in turn, the value of the Props Tokens will depend on the success of our business.

The Company has incurred net losses in the past and we expect to continue to incur net losses in the future.

The Company seeks to grow its business and the Props Network by attracting users, content creators, application developers and partners and further enhancing and developing the Props Network. These efforts may prove more expensive than currently anticipated, and we expect to continue to incur additional net losses in the future. Further, we may not succeed in financing our operations through the sale of Props Tokens. There can be no assurance that the Company will be successful in securing such financing, on favorable terms or at all. If we are unable to continue operations or are otherwise constrained as a result of incurring net losses or failing to raise finance, this would have a material adverse impact on the Props Network, Props Apps and the value of Props Tokens.

Based on our rate of cash outflows, there is substantial doubt about our ability to continue as a going concern unless additional sources of capital are secured.

As a result of our sale of assets relating to and including the Props Live Video App, we raised cash. Following that sale, we have been able (through the April 2020 Private Placements) to raise additional financing based on our transition to a “pure play” token and network propagation business. We currently believe that our cash and cash equivalents will be sufficient to fund our operations into the third quarter of 2021.

Nevertheless, there is substantial doubt about our ability to continue as a going concern. As a consequence of the sale of the Props Live Video App, we will no longer generate revenues from the sale of digital goods, and we have in the past relied on the sale of digital goods, as well as proceeds from the sale of Props Tokens and other securities, to fund our operations. Moreover, our cash forecasts and capital requirements are subject to change as a result of a variety of risks and uncertainties. There can be no assurance that we will be able to maintain our business until the third quarter of 2021, and thereafter until we achieve self-sustainability and profitability.

If we are unable to generate cash from operations and/or financing activities, this would have a material adverse impact on the Props Network, Props Apps and the value of Props Tokens.

If we are unable to generate sufficient cash from the sale of Props Tokens or from other sources of investment finance, we may be unable to fund our operations which would have a material adverse effect on the Props Network and on the value of the Props Tokens.

We currently believe that our cash and cash equivalents will be sufficient to fund our operations into the third quarter of 2021. However, our cash forecasts and capital requirements are subject to change as a result of a variety of risks and uncertainties, including increases in operating costs. In addition, the costs of fully developing the Props Network may be greater than we originally anticipated. We believe, for example, that we will need to spend approximately $1.8 million annually in order to fund our operations and develop the Props Network, including through growing the network’s user base and attracting additional app developers. But, these expenses could be higher than anticipated, and we may in all events be unable to recruit app developers. Our ability to fund our development efforts may, ultimately, depend on our ability to raise funds through the sale of Props Tokens, and such financing may not be available on favorable terms or at all, or our ability to develop other sources of revenue. Our inability to generate cash from the sale of Props Tokens or from other sources of investment finance could have a material adverse effect on the Props Network and on the value of Props Tokens.

The reductions in spending, including, in particular, reductions in staffing levels, resulting from our recent sale of the Props Live Video App may have a material adverse effect on the Props Network and the value of the Props Tokens.

Our recent sale of the Props Live Video App allowed us to make reductions in spending and operating expenses, including reductions in staff. These reductions in spending, including, in particular, reductions in staffing levels, may harm our operations and our ability to promote the further development of the Props Network. Further, if we are unable to generate sufficient cash from operations or financing sources, we may be forced to make even further reductions in spending, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or possibly seek bankruptcy protection, which would have a material adverse effect on our business, the Props Network and the value of the Props Tokens.

Developers of Props Apps and users of the Props Network will initially rely on third-party platforms such as the Apple iTunes App Store and the Google Play Store to distribute Props Apps. If Props App Developers or the users of the Props Network are unable to access or otherwise to maintain Props App availability on the platforms, including as a result of changes or violations of terms and conditions, access to and utilization of the Props Network and the Props Tokens may suffer.

We expect that a significant portion of Props Apps users will access Props Apps on the Apple iTunes App Store and the Google Play Store. As a result, Props Apps and the business of Props App developers may be subject to the standard policies and terms of service of these third party platforms, which govern the promotion, distribution and operation generally of applications on the platform. These platforms may have terms that limit the operation of apps that incorporate cryptocurrency like Props Tokens and Ether. In addition, each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to the Props Apps, and those changes may be unfavorable. For example, it is possible that the Apple iTunes App Store or Google Play Store may determine that our business, including the potential transfer of Props Tokens within a Props App, violates their respective terms of service. We have, however, taken the position that our business, including the potential transfer of Props Tokens within a Props App, does not violate their respective terms of service, and accordingly, may unilaterally remove the apps from their respective stores. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, change how the personal information of its users is made available to application developers on the platform or restrict how users can share information with other users on its platform or across platforms. Platform providers may also make changes to their platforms that make access to our products more difficult. For example, our Props Apps may receive unfavorable treatment compared to the promotion and placement of competing applications, such as the order in which they appear within the platforms. Such changes could result in decreased downloads of the Props Apps and decreased traffic to the Props Network.

Any of these changes or if a Props App violates, or a platform provider believes that such Props App has violated, its terms of service, including by determination that the operation of Props Apps with Props Tokens as we have contemplated violates their terms of service, may result in the removal of Props Apps from these platforms or other adverse consequences—which may have the effect of decreasing the visibility or availability of Props Apps, limiting distribution capabilities, preventing access to the Props Apps, increasing the costs to operate on these platforms or otherwise result in the exclusion or limitation of the Props Apps from or within a platform provider’s platform, which could negatively impact the Props Network, Props Apps, and the value of Props Tokens. In addition, if there is any change or deterioration in the relationship between the Company, Props PBC, or the Props Apps, on the one hand, and a platform provider, on the other hand, that platform provider could limit or discontinue the Company’s or the Props App’s access to its platform.

In the event that the Company or a Props App is limited or restricted from accessing any platform, including the Apple iTunes App Store or the Google Play Store, the Company or such Props App may decide to provide certain services, including issuances and transfers of Props Tokens, through alternative venues that may be more difficult to access and which may in turn discourage users from using Props Apps. Any limit of, or discontinuation to, Props Tokens or the Props App’s access to any platform could have a material adverse impact on access to and utilization of the Props Network, our business, our ability to attract additional app developers to create Props Apps and the value of Props Tokens.

The Props Network, the Company and Props PBC may be at increased risks of cyberattack or other security incidents—which may result in the loss of Props Tokens and adversely affect the Props Network and the value of Props Tokens.

The nature of our business may lead to an increased risk of fraud, cyberattack or other security incidents. Malicious actors may target the Props Network, including the Token Code and Protocol Rewards Engine, the Company or Props PBC, Props Apps, and Props App developers, in order to potentially gain possession of Props Tokens. As a result, the Props Network, the Company and Props PBC may be subject to cyberattacks, security risks and risks of security breaches. A successful attack or breach of security could result in a loss of private data or unauthorized use or transfer of digital assets, including the loss of Props Tokens. Further, any successful attack or breach could adversely affect the further development and commercialization the Props Network, which could have a material adverse effect on the value of Props Tokens. For example, an attack on the Company or Props PBC may jeopardize the operation of the Props Blockchain, which could affect the Props Network’s ability to operate. Attacks on the Token Code or Protocol Rewards Engine could also affect the Props Network’s ability to operate and cause the loss or theft of Props Tokens.

In February 2019, the Company was contacted by a reporter regarding a potential data breach into the Props Live Video App’s user data, which allegedly occurred in 2017 and involved the exposure of user records for 40,000,000 users. The information provided by the reporter included a small sample of the data from the alleged breach, and included basic personal information (names), partial email information, and public IP addresses. The Company considers the impact of the disclosed information on the Props Live Video App’s users to be minimal, as the disclosure of names, partial email information, and public IP addresses of the users in these circumstances is unlikely to cause substantial damage. Following the report, the Company has launched an internal review into the matter, and has not found any conclusive evidence of a data breach into its systems. We believe, however, that it is likely that it occurred. Regardless, the Company has proactively taken action to secure its systems by revoking all existing passwords and access keys into any service and system which has access to user data, and introducing Single Sign On (SSO) and 2 Factor Authentication (2FA) across the company.

The Company has disclosed information on the alleged breach to the Information Commissioner’s Office (ICO) of the United Kingdom. The ICO has closed the investigation with no further regulatory action required. We also reported it to Agencia Espanola Proteccion Datos (AEPD), under GDPR regulations, which has also closed the investigation with no further regulatory action required. Various European data protection authorities have announced the protection of data relating to users who are minors to be a focus area in the coming years, which may mean that this data breach may result in a regulatory investigation into the Company’s data practices, which may cause enforcement action to be taken in due course. In addition, other jurisdictions may require the filing of reports or other information related to the alleged breach. As of the date of this offering circular, we have made no additional filings or reports, which may also mean that this data breach may result in a regulatory investigation into the Company’s data practices that could cause enforcement action to be taken in due course.

This breach is alleged to have occurred with respect to Props Live Video App accounts, which are separate from the blockchain infrastructure of the Props Network, including the Props Network’s Token Code and Protocol Rewards Engine. The Company does not have access to or store private wallet addresses of any third party Props Token holders (including users) in the databases associated with the Props Live Video App, so that, even if a malicious actor used information from this alleged 2017 breach to access a Props Live Video App user’s account, she would not be able to gain control over the user’s Props Tokens as a result. See “As a holder of Props Tokens, you will be responsible for securing and maintaining your private keys and otherwise following cybersecurity best practices. Failure to do so may result in the loss of all your tokens” for more information about the necessity of keeping private keys safe. It would be possible for a malicious actor to use account information with respect to a Props App to, for example, maliciously interfere with user experience of that Props App by changing account settings or other information associated with the account, including wallet addresses associated with the account so that, for example, the user’s app experience would not reflect the total Props Tokens she holds unless she undid the change. However, this user’s Props Tokens could not be stolen with only the information obtained in the alleged 2017 breach. As a result, the Company does not believe that this potential breach poses any significant risks to Props Token holders.

Any of these types of attacks or any other security incidents, or the perception that any have occurred, may, however, also damage our reputation. Any breach of data security that exposes or compromises the security of any of the computers used by our employees or technology utilized by the Props Network could adversely impact the reliability of the network or introduce computer code to our software repositories that was not written by our engineers. These events may cause a material adverse effect to the Props Network and the value of your Props Tokens.

We operate in intensely competitive industries and any failure to attract new app developers or users to the Props Network could diminish or suspend our development and possibly cease our operations.

The consumer application industry is highly competitive and has few barriers to entry, and we expect to face significant competition in the future, including but not limited to social media apps such as Facebook, Instagram and Snapchat, video apps such as YouTube, digital media streaming applications such as Twitch and Houseparty. Many of these current and potential competitors offer similar services and have longer operating histories, significantly greater capital, financial, technical, marketing and other resources and, with respect to our consumer applications, larger user or subscriber bases than we do. These factors may allow our competitors to more quickly respond to new or emerging technologies and changes in client or consumer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing strategies that may allow them to build larger user bases consisting of greater numbers of clients or paying users. Our competitors may provide services or develop applications that are equal or superior to our services or applications or that achieve greater market or industry acceptance, including for example, similar blockchain or cryptocurrency-based platforms. It is possible that a new product or service developed or offered by one of our competitors or other new market entrants could gain rapid scale at the expense of existing brands through harnessing a new technology or distribution channel, creating a new approach to servicing clients or connecting people, particularly within the mobile application space.

With respect to consumer applications, consumers have a propensity to try new products to connect with new people. As a result, new entrants and business models are likely to continue to emerge in our industry. These activities could attract users and subscribers away from our products and services and reduce our market share. If we are unable to efficiently and effectively attract new users or clients as a result of intense competition or a saturated market, we may not be able to continue the operation of the Props Network.

We may not be able to successfully realize our plans for adding additional Props Apps to the Props Network, and even when additional Props Apps are added to the Props Network, it is possible that any functionalities for Props Tokens in the additional Props Apps would be unattractive to users which could adversely affect the Company’s business or the Props Network.

We anticipate that, in the future, additional Props Apps that were developed by third party app developers will be added to the Props Network. The addition of additional Props Apps in the future is a significant component of our plans for the further development of the Props Network. Third party developers may, however, ultimately determine not to develop their apps for functionality for Props Tokens or cease to operate their apps as Props Apps for a number of reasons. For example, if third party developers joining the Props Network in the future perform functions substantially similar to those performed by the current Props App Developers, these future developers likely will be deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act. We recognize, however, that future third party developers may integrate into the Props Network in distinct ways, including in ways that do not involve the distribution of rewards in the same manner as the current Props App Developers, and for these developers, we will need to evaluate the developer’s status as a statutory underwriter on a case-by-case basis. In the future, for example, it is possible that some Props App Developers will have such small roles in the Props Network that they could, depending on factual circumstances, not be deemed to be statutory underwriters. In addition, there may be other regulatory issues related to the operation of Props Apps by third parties that could similarly affect an app developer’s willingness to develop apps for functionality for Props Tokens. Further, we may not be able to find any additional developers willing to develop Props Apps. If we are not able to achieve our planned further development for the Props Network, this could have an adverse effect on the Company’s business, the Props Network, and our ability to support the Props Network.

Even if third party app developers do develop Props Apps and functionality for Props Tokens, any functionality these developers create for Props Tokens may be unattractive to users. Any such occurrence could decrease the popularity and use of the Props Network, which could have an adverse effect on the Company, the Props Network and our ability to support the Props Network.

There is uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s business and operations.

In December 2019, a novel coronavirus disease (“COVID-19”) was reported, which by March 2020, had been characterized by the World Health Organization as a pandemic. This pandemic and resulting shelter-in-place, quarantine and similar governmental orders put in place around the world have caused widespread disruption in global economies, productivity, and financial markets.

The full extent to which the COVID-19 pandemic and the various responses to it may affect our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic, including any potential future waves of the pandemic; governmental, business and individual actions that have been and continue to be taken in response to the pandemic; the availability and cost to us to access the capital markets; the effect on the apps, and users of the apps, operating in our Props Network; changes in the rates of use of such apps, and by extension in demand for Props Tokens; and disruptions to or restrictions on our employees’ ability or desire to work and travel. Although all or virtually all of our business operations can be performed remotely, many of our employees are juggling additional work-related and personal challenges, including adjusting communications and work practices to collaborate remotely, managing the technical and other challenges of working from home on a daily basis, looking after children as a result of school and camp closures, and caring for themselves, family members, or other dependents who are or may become ill. If we seek to access the capital markets, there can be no assurance that financing will be available on attractive terms, if at all. We will continue to actively monitor the issues raised by the COVID-19 pandemic and may take further actions that alter our business operations, including as may be required by federal, state, local or foreign authorities or that we determine are in the best interests of our employees, partners and stockholders. If we are not able to respond to and manage the ongoing impacts of COVID-19 effectively, our business and operations could be harmed.

We may be subject to litigation or arbitration proceedings and may face liabilities and damage to our reputation as a result of litigation arising out of sales of rights to Props Tokens under SAFTs, DPAs or other prior agreements to issue Props Tokens.

In the past, the Company sold rights to receive Props Tokens by entering into SAFTs and entered into other agreements for the issuance of Props Tokens.  Further, a subsidiary of the Company, YouNow Services, entered into DPAs, which could have been satisfied by YouNow Services’ distribution of Props Tokens to the debtholders or payment in cash.  In some cases, the description of the Props Network provided to purchasers in these agreements may have differed from the currently contemplated Props Network.  For example, the Company has, in the past, described a role for a nonprofit foundation based in the Seychelles, and that foundation is no longer in existence.  See “Description of Business.”  Further, we continue to develop the Props Network, and as a result, additional differences between past plans for the Props Network and current plans for the Props Network may arise in the future, including changes in token distribution schedules and amounts. See “Risk Factors—While we anticipate launching functionality for Props Tokens within the Props Live Video App shortly after the commencement of this offering, we are still developing the complete set of functionalities for Props Tokens within these apps, and we are, as well, still developing the rest of the Props Network, including certain components of the open-source software that will help additional apps to join the Props Network.”  As a result, it is possible that these differences or other changes to the implementation plan between past descriptions and the currently-contemplated structure for the Props Network may subject us to the risk of third-party litigation with purchasers of our SAFT, DPA and other agreements for the issuance of Props Tokens.  If any lawsuits were brought against us and resulted in a finding of legal liability, such lawsuits could materially adversely affect our business, the Props Network and the value of Props Tokens or cause significant reputational harm to us, which could materially impact our business.

We may face litigation or liability for certain issuances or agreements to issue Props Tokens in possible violation of federal and state securities laws.

In the past, the Company entered into agreements with certain of our advisors for the issuance of Props Tokens. These agreements were entered into with these advisers in order to induce them to provide professional services to the Company, and the form of written agreement governing the majority of these relationships is included as an exhibit to this offering circular.  We may not have received representations necessary from these advisers for us to establish all necessary facts in order for us to rely on an exemption from the registration requirements of the Securities Act, as well as those of various state securities laws. The Company, however, believes it had a reasonable basis as to as the accredited investor status of 29 out of the total of 33 advisers. See “Other Offerings” for additional information.

Agreements for the issuance of 289,039 Props Tokens to four of the advisers remain outstanding. The Company has not distributed Props Tokens to these four advisers because the Company believes that it does not currently have a reasonable basis as to these advisers’ accredited investor status. For these advisers, the Company intends to pay advisers in cash, rather than Props Tokens. If any prior offering did not qualify for an exemption, it is possible we could be subject to private litigation or enforcement actions by the SEC or state regulators. Any of these proceedings could have a material adverse effect on our business, the Props Network, and the value of the Props Tokens. The forms of written agreements governing the majority of these relationships are included as an exhibit to this offering circular.

In addition, approximately 6 of these 34 advisers were engaged in late 2017 in order to, among other things, help us introduce our tokens to a wide community of content creators and token enthusiasts, including but not necessarily limited to, communications via YouTube posts or other public communications. As a result, it is possible that these advisers could be deemed to have performed broker-dealer like activity in connection with the offering of our SAFTs in late 2017. Any finding that these advisers were performing broker-dealer activities without registration or otherwise in violation of law could subject us to private litigation or enforcement actions by the SEC or state regulators. Any of these proceedings could have a material adverse effect on our business, the Props Network and the value of the Props Tokens.

In addition, we may face litigation or liability in connection with the offer of Props Tokens pursuant to our DPAs possibly violating federal and state securities laws. YouNow Services entered into DPAs with investors pursuant to which YouNow Services raised an aggregate of approximately $690,834, net of already-issued refunds, as of June 3, 2019. The total amount raised, prior to already-issued refunds, was $1,070,000. The offering of the DPAs was made pursuant to an exemption from the requirements of Section 5 of the Securities Act provided by Title III of the Jumpstart our Business Startups Act (“Regulation CF”). We have taken the position that an offering of Props Tokens pursuant to the DPAs was also exempt under Regulation CF in connection with the offering of the DPAs, and that we may deliver freely tradeable Props Tokens pursuant to the DPAs. This offering was, however, subject to a number of ambiguities and uncertainties. For example, while the DPAs are each dated June 2018 pursuant to each agreement’s countersignature by YouNow Services, this appears to have been an administrative error; the DPA offering was launched in December 2017 and met its funding goal in December 2017—but there was a delay in appending YouNow Service’s electronic signature to the DPAs. Further, the Form C that was filed in connection with the Regulation CF offering of DPAs did not explicitly address the Props Tokens issuable pursuant to the DPAs as a type of security being offered and instead only referenced “Debt Securities” as the type of securities being offered. If investors, the SEC or state regulators were to disagree with our position, it is possible we could be subject to private litigation or enforcement actions by the SEC or state regulators. Any of these proceedings could have a material adverse effect on our business, the Props Network, and the value of the Props Tokens.

Some of the Props Network users will likely be under the age of 18, and those users may be able to repudiate or disaffirm the terms of use and other agreements that we enter into with such users.

In certain jurisdictions, persons under the age of 18 have the ability to repudiate or disaffirm contracts entered into by those individuals, and some of the Props Network users and the users of Props Apps are likely to be under the age of eighteen. As a result, we may have difficulty enforcing our terms of service and other agreements that we enter into with such individuals that are under the age of 18 in connection with the operation of our business, the Props App, the Props Network and the distribution of Props Tokens.

A violation of privacy or data protection laws by us or by application developers and users of the Props Network, including applications engaged in the buying and selling of shareable data, could have a material adverse effect on us and the value of the Props Tokens.

We and certain of our advisors and other Props Network participants are subject to applicable privacy and data protection laws and regulations, and it is possible that some of our users or Props App Developers will attract buyers and sellers of shareable data. The laws and regulations relating to privacy and data protection are evolving, may impose inconsistent or conflicting standards among jurisdictions, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. We cannot control the conduct of users of the network, or other participants on the Props Network who may engage in businesses that make them subject to and in violation of privacy and data protection laws, and as a result there can be no guarantee that users of the network will not engage in misconduct. We also expect that there will continue to be new proposed laws and regulations relating to privacy and data protection in various jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. Future restrictions on the collection, use, sharing or disclosure of data, or associated requirements, could require us to incur additional costs or modify our platform, possibly in a material manner, which we may be unable to achieve in a commercially reasonable manner or at all, and which could limit our ability to develop new features.

Any violations of laws and regulations relating to the safeguarding of private information could subject our company or any users to fines, penalties or other regulatory actions, as well as to civil actions by affected parties. Penalties and fines relating to privacy and data protection violations can be significant. The EU General Data Protection Regulation, for example, provides for penalties of up to the greater of €20 million or 4% of an organization’s global annual turnover and various European data protection authorities have announced the protection of data relating to users who are minors to be a focus area in the coming years, including the English, Irish, French and Dutch regulators. Any violations or alleged violations could adversely affect our ability to develop and successfully commercialize the Props Network, which could have a material adverse effect on our operations and financial conditions, and could also negatively impact the Props Tokens and the Props Network, both on a short-term and long-term basis.

We and Props App Developers may be sued by third parties for alleged infringement of their proprietary rights, which could harm our or these Props App Developers’ business, the Props Network, our ability to support the Props Network and the value of the Props Tokens.

Our success, and the success of the Props Network, depends on not infringing on the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we or the Props Network are infringing on their intellectual property rights, and we may be found to be infringing on these rights. In the future, others may claim that our technology infringes or violates their intellectual property rights. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us or Props App Developers to incur significant expenses and, if successfully asserted, could require that we and/or Props App Developers pay substantial damages or ongoing royalty payments or require that we comply with other unfavorable terms. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any claim of this type or litigation and to obtain licenses, modify applications or refund fees, which could be costly. Even if we were to prevail in this type of dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

On March 15, 2018, we received a cease and desist letter with respect to the Company’s Props trademark. We responded on March 28, 2018 and have not heard anything further. We can provide no assurances on the outcome of this matter. If the other party were to prevail, we may be required to stop using the Props trademark, which could have a material negative impact on the Props Tokens, the Props Network, and our operations.

The popularity of cryptocurrencies and digital assets may decrease in the future, which could have a material impact on the cryptocurrency and digital asset industry and our operations and financial conditions.

In recent years, cryptocurrencies and digital assets have become more widely accepted among the public, investors, and developers, but acceptance of cryptocurrency has also faced increasingly complex legal and regulatory challenges and, to date, have not benefited from widespread adoption by governments, central banks or established financial institutions. Any significant decrease in the acceptance or popularity of cryptocurrency or digital asset offerings may have a material impact on our operations and financial conditions as cryptocurrencies constitute our material assets. The recent prices of digital assets such as cryptocurrencies have been extremely volatile and they are subject to substantial price fluctuations which could result in significant losses. Such losses could have a material adverse effect on our ability to develop the Props Network, and therefore on the value of your Props Tokens.

Our operations involve several risks and hazards, including potential dangers to our employees and to third parties that are inherent in certain aspects of our business. If we do not adequately insure against these risks, unanticipated losses could materially and adversely affect our financial condition and operating results.

Our business includes the storage of large amounts of cryptocurrency that, if widely adopted, may be of significant value. It is possible that certain of our employees, executives, co-founders, office spaces, or key employees could be attacked or become the victims of extortion, which may result in physical injury or kidnappings. We could also encounter unexpected costs for reasons beyond our control in connection with the handling of these situations for our employees or executives. Any of these types of accidents or other incidents could involve significant potential claims of employees, executives and/or third parties who are injured or who may have wrongful death or similar claims against us.

The Company maintains insurance against risk and potential liabilities related to its operations. We believe we maintain reasonable levels of insurance that limit our likely exposure to unanticipated losses. However, our insurance coverage may not be adequate to cover claims or liabilities, and we could be forced to bear significant costs from an accident or incident. Substantial claims in excess of our related insurance coverage could cause our actual results to differ materially and adversely from those anticipated. Due to future claims or liabilities, or to market conditions, our insurance premiums could increase.

The further development and operation of the Props Network and Props Tokens may require that we protect our technology and intellectual property rights.

Our ability to develop and operate the Props Network and tokens may depend on technology and intellectual property rights that our company may hold or license from unaffiliated third parties, including Amazon Web Services. If for any reason our company were to fail to comply with its obligations under the applicable license agreement or to adequately protect its owned intellectual property, or were unable to provide or were to fail to obtain rights to the technology and intellectual property that the Props Network and tokens require, we would be unable to operate, which would have a material adverse effect on the our operations and financial conditions.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support the growth of the Props Network, and we believe we will require additional funds to respond to business challenges, including the need to develop new services or products, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity, debt or other types of financings to secure additional funds. Any financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions, or make the necessary capital investments to grow the Props Network. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the Props Network and business growth and to respond to business challenges could be impaired and our business may be harmed.

Our use of Form 1-A and our reliance on Regulation A for these offerings may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-1.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $50 million in any 12-month period under Regulation A (although we may raise capital in other ways), the Props Tokens may be less attractive to purchasers and it may be difficult for us to raise additional capital as and when we need it. If we are unable to raise additional capital as and when we need it, the growth of the network and our financial condition and results of operations may be adversely affected, which may have a material adverse effect on the value your Props Tokens.

Grantees in the Props PBC grant offering and users of Props Apps may be required to submit claims arising under the grant agreement or terms of use to arbitration, which could result in less favorable outcomes to the plaintiff(s) in any action under either agreement.

Grantees in the Props PBC grant offering will be bound by a grant agreement. Grantees agree that disputes arising under or relating to the grant agreement will be resolved by binding arbitration. However, no claims under the federal securities laws shall be subject to the mandatory arbitration provision, and these provisions do not impact the rights of grantees to bring claims under the federal securities laws or the rules and regulations thereunder. Additionally, despite a grantee agreeing to the provisions in the grant agreement, investors will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder. Persons receiving Props Tokens from grantees via secondary transactions will not be bound by the grant agreement and the corresponding arbitration provision referenced above.

Similarly, users of each Props App will be bound by terms of use of that Props App. Participants therein may agree that disputes arising in connection with the terms or the use of the service will be resolved by binding arbitration. However, we do not believe that claims under the federal securities laws would be subject to a mandatory arbitration provision, or that these provisions would impact the rights of participants to bring claims under the federal securities laws or the rules and regulations thereunder. Additionally, despite a potential participant agreeing to the provisions in the terms of use, participants will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder.

As a result, if an adversarial proceeding not involving the federal securities laws is brought against the Company under the grant agreement, it may be heard only by an arbitrator or arbitrators, which would be conducted according to different procedures and may result in different outcomes than a trial by jury or a trial by judge would have had, including results that could be less favorable to the plaintiff(s) in such an action.

We note that, despite the AT&T Mobility v. Concepcion, 563 U.S. 321 (2011) case in which the U.S. Supreme Court affirmed the enforceability of AT&T’s arbitration agreement’s class action waiver, the enforceability of mandatory arbitration has recently been under review by various state and federal courts, and courts have limited these provisions’ reach in various circumstances (see, e.g., Richard E. Scotti v. Tough Mudder, Inc., N.Y. Slip Op No. 29098, 2019 WL 1511148 (N.Y. Sup. Ct., March 29, 2019)). We anticipate, given the history of courts’ close scrutiny of individual-facing arbitration provisions, that future courts will continue to review and consider the enforceability of such provisions and, as courts continue to evolve their thinking on this issue, it is possible that certain state or federal courts may further limit the enforceability of such provisions.

The arbitration provision in the grant agreement shall not apply to claims arising under the U.S. federal securities laws.

You may be liable for any inaccurate information you provide in your token grant agreement if you receive Props Tokens through the Props PBC Offering and you may be required to indemnify the Company in connection with your receipt of Props Tokens through the YouNow Offering.

Recipients of Props Tokens through the Props PBC Offering are required to execute a token grant agreement, in which they agree to be liable for any and all damages and expenses (including investigation and defense costs in connection with third party claims) based on any inaccuracy in the information provided by the recipient in connection with the agreement. Recipients may be liable for the full amount of any such damages, which may include, among other items, rescission costs or governmental fines and penalties levied against the Company for violations of applicable securities laws, anti-money laundering laws and sanctions administered by the Office of Foreign Assets Control, as determined by a court of competent jurisdiction or by the applicable government agency.

Recipients of Props Tokens through the YouNow Offering are required to indemnify the Company with respect to certain claims related to recipients’ use of the Props Network and any content submitted by recipients to the Props Network. Claims under US federal and state securities laws are explicitly excluded from this indemnification, however. For more details on the liability and indemnification described above, see the section of this offering circular captioned “Plan of Distribution--Indemnity and Liability.”

Risks Related to Regulation

There are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets, the Props Network and the Props Tokens, and new regulations, interpretations or policies may materially adversely affect the Props Network, the further development of the Props Network, and the value of the Props Tokens.

Regulation of assets like the Props Tokens and related technologies and actors (such as blockchains and cryptocurrency exchanges) involves uncertainty as to how existing law will apply; is likely to rapidly evolve as government agencies take greater interest and develop new approaches to regulation of these assets and technologies; and varies significantly among international, federal, state and local jurisdictions.

The Props Network and the Props Tokens are novel technologies and relatively untested, and the application of U.S. federal and state securities laws to aspects of the Props Network and the Props Tokens is unclear in certain respects. Because of the differences between the Props Tokens and traditional securities, there is a risk that issues that might easily be resolved by existing law if traditional securities were involved may not be easily resolved for the Props Tokens. In addition, because of the novel risks posed by the Props Tokens, it is possible that securities regulators may interpret laws in a manner that adversely affects the Props Network, including our development plans for the Props Network, and the value of the Prop Tokens.

Various legislative and executive bodies in the United States and in other countries may, in the future, adopt laws, regulations, or guidance, or take other actions that could severely or materially impact the permissibility of the Props Network, including our plans for the further development of the Props Network, the Props Tokens, tokens generally and, in each case, the technology behind them or the means of transacting in or transferring them, as well as the Company’s accounting policies with respect to the tokens on its balance sheet and transactions related to the tokens in its financial statements.  It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications, including the Props Network and the Props Tokens. In addition, self-regulatory bodies may be established that set guidelines regarding cryptocurrencies, tokens like the Props Tokens, and platforms like the Props Network, which could have similar effects to new policies adopted by government bodies.

Any future regulatory actions applicable to us, the Props Network, the Props Tokens and our related activities could severely impact us, the Props Network, including further development of the Props Network, and the value of the Props Tokens. We may need to restructure operations, the Props Network or our plans for further development of the Props Network significantly or take other adverse actions to comply with any new regulation or guidance. These efforts could be costly and could involve fundamentally changing core portions of our business, operations and network, or require the Company to restate its financial statements. They could, in turn negatively affect the value of the Props Tokens. On the other hand, failure to restructure for compliance adequately or quickly enough could result in regulatory action (such as investigations by the government or a self-regulatory organization or government or private litigation or administrative actions) that requires us to spend significant time and effort, which would pull our attention away from the core of our business and potentially deplete our resources. It could also result in negative publicity. Regulatory change could even potentially result in the Props Tokens or certain operations or planned operations of the Company, Props PBC or other Props Network participants, including Props App Developers or Validators, being viewed as impermissible, which could result in a need for dramatic alterations or the termination of these operations or planned operations. Regulatory action could also affect the rights of holders of the Props Tokens, for example by severely limiting the ability of holders to transfer or sell their Props Tokens. Even the relaxation of regulation, permanently or temporarily, could leave us at a competitive disadvantage compared to new market entrants, which would not have to shoulder the legal and accounting costs associated with our early move into the market.

Cryptocurrency networks, blockchain technologies and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China and Russia.  Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect the Props Network, including our plans for the further development of the Props Network, or the Props Tokens.  These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business.  The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the adoption and value of the Props Tokens.

Because a substantial number of Props Network users will likely be persons under the age of 18, we may be required to modify certain Props Apps or alter our marketing strategies to comply with new and possibly inconsistent regulations, which could be costly or delay the release of our games. For example, the United Kingdom’s Office of Fair Trading issued new principles in January 2014 relating to in-app purchases in free-to-play games that are directed towards children 16 and under, which principles became effective in April 2014. In addition, in response to a request made by the European Commission, Google has announced that it will no longer label free-to-play games as free in European Union countries. The Federal Trade Commission has also indicated that it intends to review issues related to in-app purchases, particularly with respect to games that are marketed primarily to minors; the Federal Trade Commission reached a settlement agreement with Apple on this subject. If the Federal Trade Commission issues rules significantly restricting or even prohibiting in-app purchases, it could significantly impact our business strategy by limiting the products we are able to offer to our customers, by limiting the size of the potential market for our products, or by requiring costly additional differentiation between products for different territories to address varying regulations. Furthermore, the growth and further development of free-to-play gaming and the sale of virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours. We anticipate that scrutiny and regulation of our industry will increase and that we will be required to devote legal and other resources to addressing such regulation.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States or other jurisdictions, may materially and adversely impact the Props Tokens, including with respect to their value, their liquidity, the ability of Props Token holders have to access marketplaces or exchanges on which to trade the Props Tokens and the structure, rights and transferability of the Props Tokens.

Because we currently expect our tokens to be treated as securities under applicable law, the work of Validators on the Ethereum blockchain and the Props Blockchain and Props App Developers will need to comply with securities laws. If compliance with these laws makes the cost of these mechanisms prohibitive, we or these entities may be required to limit or even abandon them, which would adversely affect the Props Network.

For the foreseeable future, the Company anticipates treating the Props Tokens as securities based on our view that the tokens are “investment contracts” under the recent guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the test under SEC v. W. J. Howey Co. (the “Howey test”) to digital assets. As a result, our use of the Ethereum blockchain and Props Blockchain, which involves rewards of tokens to validators and Props App developers in connection with transactions, may potentially subject validators or developers to federal or state broker-dealer laws. See “Description of Business—Government Regulation—Registration of Ethereum and Props Blockchain validators and Props App developers as Broker-Dealers.” In addition, certain activities conducted with respect to the Props Tokens could be viewed as triggering a requirement that the Company, Props PBC, validators on the Ethereum blockchain or Props Blockchain, or the Ethereum blockchain or Props Blockchain to register as a transfer agent or clearing agency. See “Description of Business—Government Regulation—Registration as Transfer Agents” and “Description of Business—Government Regulation—Registration as Clearing Agencies.”

We do not believe that these types of registration are required, but it is possible that the SEC or another regulator would disagree with that position. If so, we, other participants in the Props Network, the Ethereum blockchain and/or the Props Blockchain could be required to register as broker-dealers, transfer agents or clearing agencies, and comply with law applicable to broker-dealers, transfer agents or clearing agencies, which could lead to significant costs to us or other participants in the Props Network, including Validators on the Ethereum blockchain or Props Blockchain and Props App Developers, and could force us or these parties to change or cease our operation or support of the Props Network or Props Apps. It could also lead to considerable uncertainty as to how we or other Props Network participants, including Validators of the Ethereum blockchain or Props Blockchain and Props App Developers, would comply with regulation, which would likely result in a need for a relatively long registration process and could ultimately prove prohibitive to the Props Network business model. Any of these developments could adversely affect the Props Network, its further development and the value of the Props Tokens.

We do not intend to register the Props Network or any Props App as exchanges or ATSs.

We have taken the position that the Props Network and the Props Apps should not be viewed as exchanges or ATSs, primarily because each proposed transaction involving Props Tokens on the network will be individually determined and implemented. For more information, see Description of Business—Government Regulation—Registration of the Props Network and the Props Live Video App as Exchanges or ATSs. It is possible that the SEC or another regulator would disagree with our position. If so, we could be forced to register the Props Network as an exchange or ATS and comply with applicable law, which could lead to significant costs to us and could force us to change or cease our operations. Any of these developments could decrease the value of the Props Tokens sold in this offering.

The limitations of and regulatory uncertainty under Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, may negatively affect our ability to develop the Props Network, which could negatively affect the value of the Props Tokens.

For the foreseeable future, the Company anticipates treating the Props Tokens as securities based on our view that the tokens are “investment contracts” under the recent guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the test under SEC v. W. J. Howey Co. (the “Howey test”) to digital assets. As a result, our plans to issue Props Tokens are subject to our ability to register or find a suitable exemption from registration for the issuance of Props Tokens in all applicable jurisdictions. Our current offerings rely on an exemption from registration under the federal securities laws of the United States provided by Regulation A, which also provides for preemption of state registration requirements, but also currently limits our issuances to $50 million in tokens each year. We anticipate that this amount will be sufficient to exempt the token issuances we contemplate under this Offering Circular, but there is no guarantee that this Regulation A will remain sufficient for our activities.

Additionally, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A and token offerings under Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of the Props Tokens, as well as any ongoing compliance to which we may be subject under Regulation A. For example, some state regulators may take the position that preemption from state securities laws made available for offerings under Regulation A has no impact on state requirements for issuers to register as issuer-dealers or other types of intermediaries under state laws, or that other state laws may apply to this offering. As a result, these states could bring enforcement actions and impose additional costs, fines, and registration requirements.

This regulatory uncertainty or unfavorable resolution to this uncertainty may have material adverse effects on the value of the Props Tokens and the Props Network. It could make the operations or planned operations of the Company, Props PBC or other Props Network participants more costly, inefficient or prohibited. Further, it is possible that this regulatory uncertainty or any other uncertainty regarding securities offered pursuant to Regulation A could reduce the availability or attractiveness of Props Tokens to Props Network participants, which could adversely affect our ability to develop and grow the Props Network and the value of the Props Tokens.

We may need to address additional regulatory issues in connection with our plans for the further development of the Props Network.

There may be additional regulatory uncertainty with respect to certain of our planned operations and plans for the further development of the Props Network. For example, it is possible that the addition of third party apps to the Props Network could cause additional regulatory issues for these third party developers or other participants or components of the Props Network. See “By participating in the Props Network as a Props App developer and allowing the Company to reward users of your app with Props Tokens, you could be subject to regulatory risks” and “Description of the Business—Government Regulation” for additional details. If we or other Props Network participants would face additional regulatory issues, costs or burdens, this could adversely affect our ability to develop and grow the Props Network, as well as the value of the Props Tokens.

By participating in the Props Network as a Props App Developer and facilitating the Company’s rewards to users of the developer’s Prop App with Props Tokens, a developer could be subject to regulatory risks and burdens.

The Company intends to reward users of Props Apps developed by third parties by issuing Props Tokens to such users, through these Props Apps. Because the developers of these Props Apps will be receiving Props Tokens from the Company so that they may be distributed to users, each such Props App Developer could be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. A statutory underwriter is subject to the prospectus delivery and liability provisions of the Securities Act, and Regulation M, and may be deemed to be conducting broker-dealer like activities that could in certain circumstances subject the developer to regulatory obligations. See “Description of Business-Government Regulation” for additional information.

We take the position, however, that third party Props App Developers are not “engaged in the business” of effecting securities transactions and, in any case, are not effecting such transactions on behalf of others. Moreover, we do not believe that the Props App Developers receive transaction-based compensation. For these and other reasons, we take the position that these developers are not “brokers.” We also take the position that Props App Developers are not “dealers” because, among other reasons, any securities trading activities conducted by Props App Developers are sufficiently minor measured against their other activities such that they are not “engaged in the business” of buying and selling securities for their own account. It is possible that the SEC or another regulator would disagree with our position. If so, Props App Developers could be forced to register as broker-dealers and comply with applicable law, which would disrupt their business significantly, perhaps making it prohibitive to operate and participate on the Props Network, and would likely lead to a decrease or complete loss in the value of the Props Tokens.

We may experience negative reactions to treating the Props Tokens as securities.

It is possible that individuals involved in the cryptocurrency and blockchain communities will disagree with the position that the Props Tokens should be treated as securities at this time. As a result, there may be negative reactions and consequences in the community from which we seek support. For example, people who disagree with the designation of the Props Tokens as securities in their current state may opt to use platforms and networks other than the Props Network. These developments could have a negative effect on the Props Network, including plans for the Props Network’s further development, and the value of the Props Tokens.

Although we believe it is possible that we will eventually be able to treat the Props Tokens as non-securities, we do not have an estimate of when that will be, if ever.

It is possible that the Props Tokens will reasonably no longer be treated as securities at some point in the future, particularly if and when the Props Network has evolved sufficiently, consistent with then-existing guidance. However, it is difficult to predict when this may occur, and there is little guidance as to when federal or state regulators would agree with this type of position with respect to the Props Tokens and a network like ours. There is currently little guidance as to when regulators will view assets like the Props Tokens as assets that are not securities, and without additional guidance, there is considerable uncertainty as to when the Props Tokens may be no longer treated as securities. As a result, we currently plan to treat the Props Tokens as securities for the foreseeable future. Potential acquirers of the Props Tokens should assume the Props Tokens will be treated as securities when making their decision to participate in this offering.

If the tokens are reasonably treated as non-securities in the future, we will no longer qualify them through this offering circular, and persons acquiring Props Tokens may not receive the benefit of protections under the securities laws.

As noted above, at some point in the future we may come to the conclusion that we can reasonably treat the Props Tokens as non-securities for purposes of the securities laws. If so, we will no longer seek to qualify the tokens under this offering circular. If this were to occur, you will therefore no longer receive the benefit of the disclosures and protections provided based on our Regulation A filing. In addition, you and other users of the Prop Network may no longer receive the benefit of the protections provided by other provisions under the federal and state securities.

If the Props Tokens are reasonably treated as non-securities in the future, we or other Props Network participants may become subject to alternative forms of regulation, which could require changes to material aspects of our business, the Props Network or the business of other Props Network participants.

It is possible that, if the Props Tokens are no longer subject to regulation under the securities laws, they will be covered by other regulatory regimes, including potentially the laws governing commodities and money services businesses. If so, we or other Props Network participants may need to modify operations or planned operations or the operation or planned operations of the Props Network to comply with those regulations. This could be costly and may involve changing aspects of the network and the business in ways that adversely affect them and, in turn, the value of the Props Tokens.

It is unclear when and if federal or state regulators will allow registration of a token exchange or Alternative Trading System (“ATS”) to facilitate trading of the tokens.

Holders of the Props Tokens may need to rely on potential sales in the secondary market for liquidity. There are currently no national securities exchanges or exchanges that have been approved by FINRA or registered under Form ATS with the SEC to support the trading of Props Tokens on a secondary market.

There is no guarantee that any potential exchanges or ATSs will become functional or be approved for trading at any point in the future or that, when and if they are operational, they will be successful. In addition, in the event that secondary trading of the Props Tokens is facilitated by third party exchanges, because they will be relatively new, they may be more susceptible to fraud or manipulation. Further, there is no guarantee that any token exchange or ATS would allow trading of the Props Tokens. In fact, we may be required to pay significant and even prohibitive fees to list the Props Tokens, which we could decide not to pay. Any of these developments would negatively affect liquidity and pricing of the Props Tokens in the secondary market.

We are not licensed to conduct a virtual currency business in New York and do not intend to become licensed in any other state that may require licensing in the future. We have taken the position that the New York’s BitLicense Regulatory Framework does not apply to our offer of Props Tokens. It is possible, however, that the New York State Department of Financial Services could disagree with our position.

We are not licensed to conduct a virtual currency business in New York or any other state. We have, however, taken the position that the State of New York’s BitLicense Regulatory Framework does not apply to the offer and sale of securities like the Props Tokens—including issuances pursuant to SAFTs or DPAs personally issued to persons located in New York and offerings pursuant to the offering statement in which this offering circular is included. We are also taking the position that the securities offered pursuant to the offering statement in which this offering circular is included are “covered securities” as that term is used in Section 18 of the Securities Act, and as a result, the BitLicense Regulatory Framework is preempted under federal law with respect to Props Tokens offered under this offering circular. In addition, we believe it is reasonable to conclude that application of the BitLicense Regulatory Framework to the Props Tokens is preempted under New York state law. In 2011, the New York state legislature created the New York Department of Financial Services (“NYDFS”) by transferring the functions of the New York State Banking Department and the New York State Insurance Department into a new, consolidated department. The statute authorizing the NYDFS (the “Financial Services Law”) provides the NYDFS and its superintendent with limited authority to regulate certain banking, insurance, and related financial products and services in the state of New York. The Financial Services Law defines “financial product or service” to specifically exclude from the NYDFS’s authority financial products or services that are “(i) regulated under the exclusive jurisdiction of a federal agency or authority, (ii) regulated for the purpose of consumer or investor protection by any other state agency, state department or state public authority, or (iii) where rules or regulations promulgated by the superintendent on such financial product or service would be preempted by federal law.”

It is possible that the New York State Department of Financial Services could disagree with our position. If we were deemed to be conducting an unlicensed virtual currency business in New York, we could be subject to significant additional regulation and/or regulatory consequences. This could lead to significant changes with respect to the operation or planned operation of the Props Network, how the Props Tokens are structured, how they are purchased and sold and other issues, and would greatly increase costs in creating and facilitating transactions in the Props Tokens. It could lead to the termination of the Props Tokens or decreases in the value of the Props Tokens. In addition, a regulator could take action adverse to us, other Props Network participants, the Props Network or the Props Tokens. Any of these outcomes would negatively affect us, the Props Network, including its further development, and the value of the Props Tokens and/or could cause us to cease operations.

Currently, New York is the only state that requires a license to operate a virtual currency business, but it is possible that other states may require licenses in the future. If additional states begin to regulate virtual currency businesses as New York has, or impose other regulatory restrictions, and take the position that we or other Props Network participants are operating regulated virtual currency businesses, it could have a material adverse effect on our ability to operate in those states, or for holders of the tokens to engage in any activities related to the tokens in those states, which could affect the value of the Props Tokens. This could also lead to the potential legal consequences described above with regard to New York.

We are not registered as a money transmitter or money services business, and our business may be adversely affected if we are required to do so.

We believe that we are not money transmitters or money services businesses. If we were deemed to be money transmitters and/or money services businesses, we would be subject to significant additional regulation and costs. This could lead to significant changes with respect to operations of the Props Network, suspensions in the operation of the Props Network or certain of its components, including Props Apps, changes in how the Props Tokens are structured, changes in how they are issued and other regulatory or business consequences, and would greatly increase our costs in creating and facilitating transactions in the Props Tokens. It could also lead to the termination of the Props Tokens or a decrease in their value. In addition, a regulator could take action against us if it views the Props Tokens, and/or the Props Network, as a violation of existing law. Any of these outcomes would negatively affect the value of the Props Tokens and/or could cause the Company to cease operations. For further details, see the section below captioned “Description of Business—Government Regulation—Money Transmitter and Money Services Business Considerations.”

We could become a “reporting company” with significant additional reporting obligations under the Exchange Act because we are not using a transfer agent for transactions in the tokens.

Under Regulation A, we will have limited ongoing reporting obligations to the public relative to the obligations of companies that are “reporting companies” for purposes of the Exchange Act. We believe we qualify for this more limited reporting regime for several reasons. We are aware, however, that the exemption that allows this lighter reporting is in part dependent on the use of a transfer agent with respect to a company’s securities. We do not intend to engage a transfer agent with respect to the Props Tokens, because, among other reasons, the types of activities a transfer agent would normally engage in generally are performed automatically on the blockchain. For further details, see the section below captioned “Description of Business—Government Regulation—Reporting Company Considerations.” It is possible that a regulator would disagree with this position and, as a result, require that we file the full set of reports required of a reporting company. If so, we would need to spend considerable additional time and effort to provide the required reports. This could have a material adverse effect on our operations, and would require significant attention from management, which in turn could negatively affect our business, the Props Network, including its further development, and the value of the Props Tokens.

There may be deficiencies with our internal controls and financial and accounting reporting personnel that require improvements, and if such deficiencies exist and we are unable to adequately address them, we may be suffer material misstatements in our financial statements and fail to meet our reporting obligations.

As a “Tier 2” issuer under Regulation A, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the requirements that an auditor attest to the accuracy of our reports, at least for as long as we remain a Tier 2 issuer. In addition, our Independent Auditor has not assessed the effectiveness of our internal control over financial reporting and will not as a result of these offerings be required to assess the effectiveness of our internal control over financial reporting. As a result of the foregoing, for the foreseeable future, there will not be any attestation from us or our Independent Auditor concerning our internal control over financial reporting. Because of these limitations, there is a risk that we may not prevent or detect material misstatements on a timely basis based on our internal controls.

We have limited sufficient and competent accounting and financial reporting personnel and other resources to address complex technical accounting issues and judgments and to prepare and review the consolidated financial statements and related disclosures in accordance with SEC reporting requirements. For example, as a result of our staffing, our processing of financial information may suffer from a lack of segregation of duties, such that journal entries and account reconciliations may not be reviewed by someone other than the preparer, and such that closing of accounting periods may not occur on a timely basis. We use outside professional advisors to supplement our in-house accounting and financial reporting capabilities. Nevertheless, there can be no assurance that our internal and external resources will together be sufficient for us to avoid additional expense in the preparation of audited financial statements, errors in our accounting or financial reporting or significant deficiencies or material weaknesses in our accounting, internal controls or financial reporting. Any such additional expenses, errors, weakness or deficiencies could adversely affect our financial condition or results of operations, or the accuracy of our reporting of our financial condition or results of operations.

Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. While we do not expect this to happen, there can be no assurance that a material misstatement in our financial statements may not occur.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations or otherwise harm our business.

We are subject to a variety of additional laws and regulations in the United States and abroad that involve matters central to our business, including user privacy, blockchain technology, data protection, intellectual property and marketing to persons under the age of 16, among others. Foreign data protection, privacy and other laws and regulations can be more restrictive or impose different requirements than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

We have adopted policies and procedures designed to comply with these laws in the United States. The growth of our business and its expansion outside of the United States may increase the potential of violating applicable laws, however, and we could be subject to additional laws and regulations outside the United States that we do not currently know about. The risk of our company being found in violation of these or other laws and regulations (both the United States and abroad) is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and are open to a variety of interpretations. Any action brought against us for potential violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, we could be required to refund payments received by us, and we could be required to curtail or cease our operations. Any of these consequences could seriously harm our business and its financial results. Finally, these existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Our company is subject to the risk of possibly becoming an investment company under the Investment Company Act.

The Investment Company Act regulates certain companies that invest in, hold or trade securities. In general, a company with more than 40% of the value of its non-cash assets held in investment securities is an “investment company.” Because a portion of our assets consists of the Props Tokens, and at times the value of those assets may surpass 40% of the value of our non-cash assets, we and our affiliates run the risk of inadvertently becoming investment companies, which would require registration under the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our businesses, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

We believe we do not meet the definition of an investment company despite our holdings in Props Tokens, because we believe it is reasonable to treat the Props Tokens as non-securities for purposes of the Investment Company Act in our own hands. This is due to the fact that any returns we might receive based on the Props Tokens would be based on our own efforts and not the efforts of others. As a result, the Props Tokens would not be “investment contracts” and not securities in our hands.

It is possible that a regulator could disagree with this position. If so, and we were to inadvertently meet the definition of an investment company as a result, we may need to significantly alter our business, including by changing our strategy for distributing the tokens and other operations in a way that negatively affects the value of the Props Tokens sold in this offering. Becoming an investment company could also result in negative regulatory consequences such as becoming subject to monetary penalties or injunctive relief (or both) in an action brought by the SEC, being unable to enforce contracts with third parties, and having third parties obtain rescission of any contracts entered into by either the Company or Props PBC during the period that we were an unregistered investment company. As a result, if it were established that we were an investment company, it would have a material adverse effect on our business and financial operations and our ability to continue as a going concern.

A regulator could determine that transactions on the network violate Regulation M.

Regulation M generally prohibits issuers from buying and selling their securities at the same time, in order to prevent potential price manipulation that could result from those activities. Because in the future we may decide to sell Props Tokens at the same time that the Company may receive Props Tokens in connection with the purchase by users of other digital goods in a webstore (outside of the app), for example, we may be viewed as receiving Props Tokens at the same time that we are selling them under Regulation A. We have taken the position that selling digital goods for Props Tokens does not constitute a “purchase” of securities by us for purposes of Regulation M. As a result, we do not believe that activities on the Props Network are in violation of Regulation M. It is possible that a regulator would disagree with this position. If so, we may be required to restructure these transactions, which could lead to significant costs to us and could force us to change or cease operations of the network. This could result in a loss or decrease in value of the Props Tokens.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements in the sections of this offering circular captioned “Offering Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and elsewhere in this offering circular contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “is designed to,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties, assumptions and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this offering circular, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this offering circular include, but are not limited to, statements about:

●	the anticipated development and growth of the Props Network;

●	our expectations regarding demand for the applications that are intended to use the Props Network;

●	our expectations regarding whether a secondary trading market may develop for the Props Tokens in the form of an exchange or alternative trading system or internal bulletin board;

●	our expectations regarding regulatory developments and their effect on the Props Network;

●	the ability of applications on the Props Network to develop a user base and a successful business model;

●	our future financial performance, including our expectations regarding our operating and research and development expenses;

●	the impact of competition in our industry and innovation by our competitors;

●	the anticipated trends, growth rates and challenges in our business and in the cryptocurrency market;

●	developing and designing the Props Network;

●	maintaining and expanding our base of network users and application developers;

●	maintaining our relationships with application developers;

●	our liquidity and working capital requirements;

●	our ability to obtain additional working capital and raise additional financing;

●	our anticipated growth and growth strategies and our ability to effectively manage that growth and effect these strategies;

●	our ability to expand;

●	the reliability of the third-party infrastructure and the blockchains on which the Props Network depends;

●	our ability to hire and retain necessary qualified employees to expand our operations;

●	our ability to adequately protect our intellectual property;

●	the effect on our business of litigation to which we are or may become a party;

●	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the U.S. and internationally;

●	our ability to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud;

●	our use of the net proceeds from this offering; and

●	the estimates and estimate methodologies used in preparing our consolidated financial statements.

In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on the Company’s business and operations.

In addition, you should refer to the sections of this offering circular captioned “Risk Factors” and “Offering Summary – Summary of Risk Factors” for discussions of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this offering circular will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We will not receive any cash proceeds from the YouNow Offering or from the Props PBC Offering.

DILUTION

The following table summarizes the differences between the total consideration and the weighted-average price per token paid by existing tokenholders who have acquired Props Tokens prior to the date of this offering circular and participants participating in this offering at the price, or deemed price, to the public of $0.1369 per Props Token, before deducting estimated offering expenses:

	Tokens Purchased		Total Consideration		Weighted-Average Price Per Token
Existing tokenholders before this offering	280,253,553	(1)	$26,935,047	(2)	$0.09611	(3)
Tokens offered in this offering	180,000,000	(4)	$24,368,200	(5)	0.1369

(1)	Includes (i) 186,322,533 Props Tokens that were distributed pursuant to SAFTs (as amended) that we entered into under Regulation D, (ii) 2,150,665 Props Tokens that remain issuable pursuant to outstanding SAFTs, (iii) 9,716,429 Props Tokens that were issued to certain of our advisors pursuant to the agreements we entered into with them in connection with their service to the Company, (iv) 587,127 Props Tokens that remain issuable pursuant to these agreements pending confirmation of wallet addresses, (v) 27,154,342 Props Tokens that remain issuable pursuant to a token option agreement, at an exercise price of $0.00125 per token, entered into pursuant to an agreement with an adviser (vi) 227,599 Props Tokens recently earned pursuant to these adviser agreements but not yet issued, (vii) 289,039 Props Tokens that the Company does not intend to issue to these advisers because it currently lacks a reasonable basis as to accredited investor status, (viii) 5,824,039 Props Tokens that were distributed pursuant to DPAs as of June 30, 2020, (ix) 837,043 Props Tokens that remain issuable pursuant to these agreements pending confirmation of wallet addresses as of June 30, 2020, (x) 11,500,000 Props Tokens that the Third Party Developer either has received or may receive in the future pursuant to its agreement with the Company, (xi) 292,184 Props Tokens that the Company conditionally intends to issue to a former adviser as liquidated damages in connection with the termination of an adviser relationship, (xii) 2,770,628 Props Tokens to be potentially granted to contributors as incentive payments for beginning use of the Props Live Video App; and (xiii) 26,857,143 Props Tokens that were sold as part of the April 2020 Private Placement and 8,057,143 which those April 2020 investors have the right to purchase for $0.07. See “Other Offerings” for additional information.
(2)	Total consideration includes $20,610,636 pursuant to the SAFTs entered into under Regulation D, $690,834 pursuant to the DPAs, $1,555,227 pursuant to agreements with certain of our advisors, $1,574,350 pursuant to the agreement with the Third Party Developer and $360,000 pursuant to agreements with certain contributors and $2,444,000 pursuant to the April 2020 Private Placements. See “Other Offerings” for additional information.
(3)	The undiscounted price per Props Token offered in our SAFT offering was $0.1369. Certain of the SAFT purchasers, however, received discounts from this price in connection with their election for early investment or vesting schedules on their Props Tokens, once distributed. Upon election of these terms, subscribers were given discounts from the undiscounted price. As a result, the weighted average sale price of all of the Props Tokens issued and issuable pursuant to the SAFTs was $0.1093 per Props Token. Advisors did not pay cash in connection with entry into agreements for the issuance of Props Tokens, and prices for their agreements are calculated based on a price of $0.1369 per Props Token for all Props Tokens issued pursuant to these agreements, the effective undiscounted per Props Token price paid by purchases of our SAFTs. For all Props Tokens issuable pursuant to the token option agreement, this amount is calculated based on a price of $0.00125. The effective price of Props Tokens issued pursuant to our DPAs was $0.1369.
(4)	Includes 135,000,000 Props Tokens to be distributed in the YouNow Offering and 45,000,000 Props Tokens to be distributed in the Props PBC Offering.
(5)	Includes deemed non-cash consideration of $0.1369 per Props Token from the YouNow Offering and Props PBC Offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis together with the consolidated financial statements and the related notes to those statements included elsewhere in this offering circular. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in the section of the prospectus captioned “Risk Factors” and elsewhere in this offering circular, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

The Company is the issuer of Props Tokens, a cryptographic token that exists on the Ethereum blockchain, and the operator of the Props Network, a blockchain-based infrastructure that is designed to include an open, decentralized network of consumer-facing mobile and web-based apps that incorporate the Props Tokens into their operations. We view Props, by which we mean the Props Network, Props Apps, Props Tokens, and other elements of our infrastructure, collectively, as a project that is intended to empower users in the digital economy and help app developers align with their engaged users. We expect Props Apps to operate, in some regards, as traditional apps that may be downloaded and accessed by users in a manner similar to any other mass market app, but Props Apps will share a common, special feature: the ability to provide an extra level of premium, built-in functionality to users who hold Props Apps. The Company’s first mobile application, the Props Live Video App, provides a platform on which any user can broadcast to a live audience, watch video content and engage with content creators (broadcasters) and other users. In February 2020, the Company sold the Props Live Video App, and is now focused exclusively on growing the Props Token economy.

Going Concern

Our consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, there is substantial doubt regarding our ability to do so. As a result of our sale of assets relating to and including the Company’s Props Live Video App, we raised cash, and following the sale we have been able to raise additional financing based on our transition to a “pure play” token and network propagation business. However, as a consequence of the sale, we will no longer generate revenues from the sale of digital goods, and we have in the past relied on the sale of digital goods, as well as proceeds from the sale of Props Tokens and other securities, to fund our operations. There can be no assurance that we will be able to generate cash from operations and financing activities sufficient to maintain our business over the next year, and thereafter until we achieve self-sustainability and profitability.

Results of Operations

Revenue

Through 2019, the Company derived revenue principally from the sale of in-app digital goods purchased by users to support content creators. In the Props Live Video App, we sold an in-app currency called “Bars” that was used to make purchases within the Props Live Video App, but could not be transferred out of the app. In our Rize app, which was merged into the Props Live Video App in October 2018, we sold “Coins,” which served the same purpose. “Bars” are currently available for purchase directly through the Props Live Video App, as well as through the Props Live Video App’s website, (via the PayPal and Braintree services), the Apple iTunes store and the Google Play store. In addition to the in-app currency, we also sold subscriptions to certain content within the Props Live Video App. The majority of our revenue has been derived from the operation of the Props Live Video App, with a very small percentage of revenue derived from the operation of the Rize app. The Rize app was merged into the Props Live Video app in October 2018 and no longer exists as a separate app.

The Company recognized revenue upon the sale of digital goods as management believes that the digital goods were materially consumed within two days following their initial purchase. Revenues were recorded gross of platform fees, applicable taxes and foreign exchange fees. Platform fees differ by platform: Apple and Google platform fees are 30% of gross revenue while PayPal and Braintree platform fees are less than 4% of gross revenue. The revenue we earned from the sale of digital goods was split between the Company and popular content creators based on arrangements between the Company and each content creator.

The Company has also, in the past, derived revenue from the sale of advertising services. The Company sold advertising to companies that promote their brand through in app branding, which were displayed in the Props Live Video App. These advertisements were only sold within the Props Live Video App. The Company has discontinued the sale of advertising and advertisements are not presently sold within the Props Live Video App. The revenue was recorded gross and was recognized in the period in which the advertising services occurred.

Cost of Revenue

Cost of revenue consisted principally of revenue sharing with our content creators, platform fees and expenses related to matters related to hosting and bandwidth. The percent of this revenue we shared with content creators was generally 60% of net revenue spent on the “Bars” or other digital goods sent to the content creator. Net revenue in this instance can be defined as gross revenue net of platform fees, taxes and foreign exchange fees charged by the platform providers (i.e., Apple, Google, Braintree & PayPal). Certain higher value content creators (which we may have identified based on higher revenue generated, new registered users (which we may have identified based on web and app traffic metrics), concurrent viewers or other important metrics) may have received a higher percentage of this revenue pursuant to contracts we had with the content creator. The allocation to content providers is accounted for in cost of revenue on a monthly basis based on a computation of the Bars that were purchased and used in connection with the content the user created.

In addition to revenue share with our content creators, we paid hosting and bandwidth costs, and we paid music license fees on a quarterly basis to music publishers based on U.S. generated revenue. These fees total less than 0.5% of total expenses in all periods presented.

Research and Development Expenses

Research and development expenses represent costs incurred by us for the development of the Props Network and include: employee-related expenses, including salaries, benefits, travel and stock-based compensation expense; external research and development expenses incurred under arrangements with third parties, such as consultants; advisor token grants entered into with unaffiliated individuals and companies who provide advisory services in exchange for Props Tokens; license fees; and other expenses, which include administrative functions. For historical periods prior to the sale of the Props Live Video App, which occurred in February 2020, research and development expenses also included research and development expenses attributable to the Props Live Video App.

Research and development activities accounted for a significant portion of our operating expenses. Our current business strategy includes growing the Props Network and creating an increasingly decentralized economy of consumer apps, where YouNow will play an increasingly smaller role in making key decisions affecting the Props Network.

Other Income (Expense)

Other income (expense) consists principally of gains and losses from the sale of cryptocurrencies, mostly related to Ether and Bitcoin cryptocurrency as well as proceeds generated from the private placements of SAFTs and sale of DPAs and token offering expenses. The gains and losses were determined based on the sale price minus the cost basis of the cryptocurrency. The cost basis is determined at the market price of the cryptocurrency at the time that the cryptocurrency was initially received, less impairment charges. For purposes of determining realized gains and losses, the cost of cryptoassets sold is based on specific identification—where, each cryptoasset sold is traced back to the Company’s wallet address where it was held when first acquired, allowing the Company to determine an original cost basis for the cryptoasset. Because of volatility in the price of cryptoassets, the Company’s realized gain on the sale of digital currencies is subject to significant variability, which may also lead to significant variability in other income.

The Company has generated proceeds from private placement of SAFTs. For accounting purposes, The Company recognizes proceeds from these arrangements as other income (token development income). See the section titled “—Critical Accounting Policies and Significant Judgments and Estimates—Other Income” below for details.

Year ended December 31, 2018 Compared to Year ended December 31, 2019

The following table sets forth selected consolidated statements of operations data for each of the periods indicated:

	Year Ended December 31,		Change
	2018	2019	Amount	%
Revenue	$16,656,939	$9,845,347	$(6,811,592)	(41)%
Operating expenses:
Cost of revenue	$12,008,467	$6,786,653	$(5,221,814)	(43)%
Research and development	$5,515,143	$4,975,077	$(540,066)	(10)%
Sales and marketing	$2,873,329	$2,244,108	$(629,221)	(22)%
General and administrative	$5,188,628	$4,961,927	$(226,701)	(4)%
Other income (expense):	$(4,959,793)	$20,802,489	$25,762,282	519%
Taxes	$16,365	$21,867	$5,502	34%
Net income (loss)	$(13,904,786)	$11,658,204	$25,562,990	184%

Revenue

Revenue decreased by $6.81 million for the financial year ended December 31, 2019, due to a decrease of $6.92 million in digital goods revenue offset by an increase in other revenue of $0.1 million. The digital goods revenue decrease was principally due to a decrease in traffic to the Props Live Video App, which resulted in reduced revenue per user. Traffic to the Props Live Video App declined from an average of 1.803 million monthly unique users during the financial year ended December 31, 2018 to an average of 1.344 million monthly unique users during the financial year ended December 31, 2019. The decline occurred principally prior to July 11, 2019; from that date (the date on which Props Tokens were qualified) until December 31, 2019, traffic increased. As a result of the decline in monthly unique users, monthly revenue per unique user declined from $0.77 cents per unique user in the financial year ended December 31, 2019 to $0.61 cents per unique user in the financial year ended December 31, 2019.

Cost of Revenue

Cost of revenue decreased by $5.22 million for the financial year ended December 31, 2019, due to a $2.64 million decrease in partner revenue share expense resulting from a decrease in total revenue, a $1.92 million decrease in processing fees due to a lower volume of transactions and a $0.66 million decrease in hosting and bandwidth cost resulting from a decrease in traffic to the Props Live Video App and continued optimization of hosting and bandwidth costs.

Research and Development Expenses

Research and development expenses decreased by $0.54 million for the financial year ended December 31, 2019, due to a decrease of $1.88 million in salaries attributed to research and development related a reduction in headcount offset by a $0.15 million increase in expenses related to blockchain development and a $1.19 million increase in expenses related to advisor and app grants.

Sales and Marketing Expenses

Sales and marketing expenses consist of marketing, public relations, and content management. Sales and marketing expenses decreased by $0.63 million for the financial year ended December 31, 2019, due to a decrease of $0.42 million in salaries related a reduction in headcount and a decrease of $0.21 million in marketing expenses for partner marketing, event marketing and user acquisition.

General and Administrative Expenses

General and administrative expenses consist of salaries and personnel-related costs, including non-cash stock-based compensation, for our personnel in executive, legal, finance and accounting, human resources and other administrative functions, non-litigation legal costs, as well as fees paid for accounting and tax services, consulting fees and facility costs not otherwise included in research and development expenses. General and administrative expenses decreased by $0.23 million for the financial year ended December 31, 2019, due to a decrease of $0.51 million in fixed hosting expenses from a reduction in Props Live Video traffic and cost optimizations, a decrease of $0.29 related to travel, a decrease of $0.15 related to recruitment costs a decrease of $0.13 million related to lower moderation costs and a decrease of $0.09 million from the reduction of office overhead expenses offset by an increase of $0.62 million related to an increase in salaries, benefits and stock option compensation related to retention based bonus payment and stock option grants made in 2019 as well as an increase of $0.17 million related to rent resulting from the lease of new office space and an increase of $0.15 million related to a new directors’ and officers’ insurance policy with a higher premium.

Other Income (Expense)

Other income (expense) increased by $25.76 million for the financial year ended December 31, 2019, due to the distribution of Props Tokens to SAFT purchasers, DPA purchasers and advisors which increased other income by $20.93 million, an increase of $1.55 million from gains upon the liquidation of cryptocurrency, an increase of $0.11 million in rental income, a decrease in other expenses of $3.17 million from a decrease in token offering expenses and no impairment expense in 2019 on our cryptocurrency holdings.

Taxes

Taxes increased by $0.005 million mainly due to an increase in minimum taxes due on prior year gross receipts.

Trend Information

Revenue Trends

Digital goods revenue related to the sale of Bars have ceased as of February 2020 due to the disposition of the Props Live Video App. We also do not expect to receive rental income in the future. In the future, we may receive additional proceeds through the sales of Props Tokens by providing services to apps on the Props Network, or through other means. In April 2020, the Company closed private placements with respect to the sale of Props Tokens to multiple investors. See “Token Sales—April 2020 Private Placements.”

Expense Trends

We expect operating expenses in the future to remain low, compared to past historical periods, principally due to the significant decrease in personnel costs associated with the sale of the Props Live Video App (including research and development and sales and marketing related personnel costs), as well as lower overhead cost and the elimination of office rent starting in July 2020. Costs of revenue were associated with revenue from the Props Live Video App, which was sold, and thus should be eliminated.

Liquidity and Capital Resources

Sources of Funds

Historically, the Company has funded operations through revenue generated through the Props Live Video App and from debt financing and sales of securities. See “Token Sales—April 2020 Private Placements.” The Company’s cash and cash equivalents on hand as of December 31, 2019 were $2.11 million. The Company’s cash and cash equivalents on hand as of December 31, 2018 were $7.18 million.

In the future, we plan to fund our operations and capital funding needs through the sales of Props Tokens. The sale of Props Tokens may result in dilution of the existing supply of Props Tokens. We may also continue to fund our operations and capital funding needs through equity financing. The sale of additional equity would result in dilution to our equity holders. If we are not able to secure adequate additional funding we may be forced to make additional reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. To the extent that we raise additional capital through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain rights to the Props Network and related software, future revenue streams, research programs or grant licenses on terms that may not be favorable to us. Any of these actions could harm our business, results of operations and future prospects.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019
Net cash used in operating activities	$(10,060,774)	$(5,497,261)
Net cash provided by (used in) investing activities	$(103,597)	$30,452
Net cash provided by (used in) financing activities	$(2,714,064)	$396,645

Net Cash Used In Operating Activities

The use of cash in all periods resulted principally from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities for the financial year ended December 31, 2019 was $5,497,261. This principally consisted of $11.66 million in net income, $1.74 million in prepaid expenses and other assets, $0.82 million in proceeds from the liquidation of Bitcoin, $0.33 million in accounts receivable and $1.27 million in non-cash items, including depreciation, amortization, stock compensation expenses and token development obligations. These proceeds were offset by a $0.63 million decrease in accounts payable and accrued expenses, $0.43 million decrease in restricted receivables and a $20.18 million expense of non-cash items related to the distribution of a portion of the Company’s token obligations and a net loss on the liquidation of Bitcoin.

Net cash used in operating activities for the financial year ended December 31, 2018 was $10,060,774. This principally consisted of $13.90 million in net losses, $2.36 million paid to investors who accepted the offer of a rescission of their SAFT purchases and a $1.10 million decrease in accounts payable and accrued expenses. These expenses were offset by $2.37 million in proceeds from the liquidation of Ether, $1.45 million decrease in other cash items such as prepaid expenses and accounts receivable and non-cash items totaling $3.36 million which includes the depreciation, amortization, the impairment of cryptocurrencies and the gain on the sale of Ether.

Net Cash Provided by (Used In) Investing Activities

Our investing activities have consisted principally of property and equipment purchases for computer-related equipment, capitalization of software development costs and investments in cryptocurrencies. Capitalized software development costs are related to new applications or improvements to our existing software that expands the functionality of our network.

Net cash provided by investing activities for the financial year ended December 31, 2019 was $30,452. This principally consisted of the sale of furniture and fixtures totaling $0.03 million.

Net cash used in investing activities for the financial year ended December 31, 2018 was $103,597. This principally consisted of $0.08 million in acquisition of computer-related equipment and $0.03 million in the acquisition of a font license, offset by $0.01 million in proceeds from the sale of office furniture.

Net Cash Provided By (Used In) Financing Activities

Substantially all of the net cash provided by financing activities in all periods presented was the result of proceeds received under a line of credit and sales of our Series A and Series B preferred stock.

Net cash provided by financing activities for the financial year ended December 31, 2019 was $396,645. This principally consisted of proceeds from a line of credit in the amount of approximately $0.43 million offset by $0.04 million for the repayment of notes payable related to the sale of DPAs.

Net cash used in financing activities for the financial year ended December 31, 2018 was $2,714,064. This principally consisted of the repayment in principal of the remaining line of credit in the amount of $2.50 million and the repayments of notes payable in the amount of $0.33 million. These expenses were offset by the proceeds from notes payable in the amount of $0.12 million.

Capital Commitments

We currently have no commitments to make capital expenditures.

Assets, Liabilities and Stockholders’ Equity (Deficit)

Current Assets

As of December 31, 2019, our total current assets were $2,614,089, compared to $9,750,634 as of December 31, 2018. This change was principally due to a $6,901,819 decrease in cash resulting from net losses, a $633,302 decrease in cash used to pay accounts receivable and accrued expenses and a $39,116 decrease in cash from the repayment of notes payable offset by a $30,452 increase in cash from the sale of furniture and equipment and a $396,645 increase in cash from the proceeds from a line of credit.

Restricted Receivables

As of December 31, 2019, our restricted receivables was $430,721, compared to $0 as of December 31, 2018. This change was principally due to a loan agreement secured by the Company’s receivables entered into in December 2019 with an unaffiliated lender.

Property and Equipment

As of December 31, 2019, our net property and equipment was $50,350, compared to $153,800 as of December 31, 2018. This change was principally due to the sale and disposition of furniture and fixtures.

Intangible Assets

As of December 31, 2019, our net intangible assets were $1,461,616, compared to $2,150,031 as of December 31, 2018. This change was principally due to a reduction of $374,270 in cryptocurrency holdings due to sale of those holdings, as well as the amortization of our developed technology.

The following table provides additional information regarding our developed technology and cryptocurrency holdings.

	1/1/2018	+	—	12/31/2018	1/1/2019	+	—	12/31/2019
Intangible Assets	Beginning Balance	Additions	Reductions	Ending Balance	Beginning Balance	Additions	Reductions	Ending Balance
Developed Technology	$1,946,599	$—	$(228,015)	$1,718,584	$1,718,584	$—	$(310,997)	$1,407,587
Intellectual Property	$—	$31,468	$—	$31,468	$31,468	$—	$(3,148)	$28,320
Bitcoin	$1,751,839	$—	$(1,367,648)	$384,191	$384,191	$—	$(374,270)	$9,921
Ether	$3,851,185	$—	$(3,835,397)	$15,788	$15,788	$—	$—	$15,788
Total	$7,549,623	$31,468	$(5,431,060)	$2,150,031	$2,150,031	$—	$(688,415)	$1,461,616

The market prices of cryptocurrencies, including Ether and Bitcoin, experienced significant volatility during 2019. As of December 31, 2019, the market price of Ether was $129.61 and the market price of Bitcoin was $7,193.60. This represents a decrease of approximately 3% and an increase of approximately 92%, respectively, from their prices as of December 31, 2018. The price fluctuations of cryptocurrencies may have a significant effect on the value of the Company’s cryptocurrency reserves.

Current Liabilities

As of December 31, 2019, our total current liabilities were $3,806,811, compared to $23,465,766 as of December 31, 2018. This decrease was principally due to a reduction of $18,748,835 in token development obligations related to the distribution of the Props Tokens and a decrease of $633,308 in accounts payable and accrued expenses due to a reduction in overall expenses for 2019 and a reduction of $626,009 in notes payable due to the distribution of tokens related to the sale of DPAs offset by an increase of $430,721 in a line of credit related to a secured loan agreement entered into in December 2019.

Stockholders’ Equity (Deficit)

As of December 31, 2019, our total stockholders’ equity was $749,965, compared to a total stockholders’ deficit of $11,411,301 as of December 31, 2018. This change was principally due to an increase of $438,403 in additional paid-in capital due to the granting of additional employee stock option grants and the conversion of preferred shares to common shares and a decrease to our deficit of $11,658,204 resulting from net gains during the financial year ended December 31, 2019.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during any of the periods presented.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making Judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s Judgments and estimates.

Income Recognition

Token Development Income

The Company accounts for its token development agreements as research and development arrangements under Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 730-20, Research and Development Arrangements. The Company has concluded that, under the SAFTs, the research and development services it was obliged to provide were limited to the creation of the Props Live Video App’s platform and the creation and delivery of a functional token. The completion of these research and development services principally required the creation of the Token Code (an ERC-20 “smart contract”); building the distribution mechanism for Props Tokens, including a mechanism for effecting any vesting under SAFTs; developing the Rize app, including basic “wallet” functionality in the Rize app and merging it into the Props Live Video App; and building Props-specific exclusive features in the Props Live Video App.

Pursuant to ASC 730-20, the Company recorded a liability for amounts received from SAFT purchasers that were refundable pursuant to the terms of the SAFTs. Pursuant to the terms of the SAFTs, a SAFT expires and terminates upon the earlier to occur of certain events, including the issuance of Props Tokens upon an application launch, the payment or setting aside for payment of amounts payable to the SAFT purchaser upon the dissolution of the Company, or the reaching of a termination date, as specified by amendments to the SAFTs dated March 4, 2018, set as twelve months after the amendment’s effective date. See “Token Sales” for additional information. If a SAFT terminated pursuant to the expiration of this deadline, the SAFT purchaser’s purchase amount was refundable. As a result, this liability was recorded as token development obligations on the Company’s consolidated balance sheets as of December 31, 2019 and 2018. At all times prior to the issuance of the Props Tokens pursuant to the SAFTs, the Company has recorded a liability equal to its repayment obligations.

The Company has concluded that upon delivery of the Props Tokens to the SAFT purchaser in accordance with the SAFT, it has completed its services and has performed all of its research and development obligations owed to SAFT holders under the SAFTs. The Company completed these services by March 4, 2019 in connection with the initial delivery of the Props Tokens to SAFT purchasers, and as a result, the Company has concluded that as of March 4, 2019 it had performed all of its research and development obligations owed to SAFT holders under the SAFTs. See “Token Sales” for additional information. While the Company will continue to develop the functionality of the platform, it does not consider other activities associated with the Props Network to be part of the Company’s research and development services under the SAFTs, and upon delivery of the Props Tokens to the SAFT purchaser, it will have no remaining obligations under the SAFTs, including with respect to the further development of the network, the enhancement of the Props Tokens issued, or with respect to any refunds. Upon issuance and delivery of Props Tokens to SAFT purchasers, the Company offsets the token development obligation liability and recognizes token development income within other income (expense) in the Company’s consolidated statements of operations and comprehensive loss. Further, upon the Company fulfilling its contractual obligations under the SAFT by delivery of the Props Tokens to the purchaser’s electronic wallet, the Company has no intention of refunding the SAFT purchase amount under any circumstances. As a result, the Company has concluded there are no surrounding conditions under which they would repay any of the SAFT purchase amounts.

The Company recognized token development income of $19,151,035 in 2019, and $0 in 2018. Total research and development expenses incurred under the token development arrangements are included in research and development in the Company’s consolidated statements of operations and comprehensive loss for the years ended December 31, 2019 and 2018. In the future, changes in the Company’s circumstances or changes in applicable accounting standards may permit or require us to change our accounting policies, and we will fully disclose any such change in our accounting policies.

Digital Goods Income

Effective January 1, 2019, the Company adopted Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers related to the Company’s sale of digital goods. Under ASC 606, the Company should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. In accordance with ASC 606, the core principles are:

1)	identify the contract with customer;

2)	identify the performance obligations in the contract;

3)	determine the transaction price;

4)	allocate the transaction price; and

5)	recognize revenue when or as the entity satisfies a performance obligation.

The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements and disclosures. Payments from digital goods purchasers are non-refundable and relate to non-cancellable contracts that specify the Company’s obligations. The satisfaction of the performance obligation occurs at the time of sale of digital goods since Management estimates the digital goods are consumed within two days after the initial purchase.

In accordance with Accounting Standards Update (“ASU”) 2016-08, Principal versus Agent Considerations (Topic 606) (Reporting Revenue Gross versus Net), the Company evaluates its agreements with mobile platforms to determine whether the Company is acting as the principal or as an agent in the sales of digital goods to determine if revenue should be reported gross or net. The key indicators that the Company used for such determination includes:

1)	the terms and conditions of the Company’s contract with the mobile platforms;

2)	the party responsible for determining the type, category, and quantity of methods to generate revenue;

3)	whether the Company is paid a fixed percentage of the arrangement for each transaction;

4)	the party which sets the pricing with the end-user and has the credit risk; and

5)	the party responsible for the fulfillment of the digital goods.

Based on the evaluation of the key indicators, the Company has determined that it is acting as the principal to the digital goods purchaser.

For revenue earned through mobile platforms, the transaction price is equal to the gross amount the Company charges to each digital goods purchaser. The related mobile platform and payment processing fees are recorded as cost of revenue in the period incurred.

Effective January 1, 2019, the Company adopted ASU 2016-08 and has applied the changes retrospectively. The retrospective change did not have an impact on the carrying amounts of assets and liabilities and no offsetting adjustments were necessary to opening retained earnings. The effects of adopting ASU 2016-08 to the December 31, 2018 consolidated statement of operations and comprehensive loss were (1) revenue from digital goods increased by $4,279,607 to eliminate mobile platform and payment processing fees and (2) cost of revenue was increased by $4,279,607 to include mobile platform and payment processing fees. Prior to the adoption of ASU 2016-08, revenues from the sale of digital goods were reported net of mobile platform and payment processing fees.

Props Tokens

During the year ended December 31, 2019, the Company began to issue and deliver Props Tokens under the terms of the SAFTs and the DPAs as described under “Token Sales.” The Company has accounted for all Props Tokens held by YouNow, Inc. and its subsidiaries as internally-generated intangible assets on the balance sheet with zero carrying value. Issuance of Props Tokens to any vendor, employee, user, broadcaster, etc. will be expensed at the time that service is rendered or tokens are issued depending on the nature of the transaction. The use of Props to pay vendors, employees, users, broadcasters, etc. is a non-monetary transaction under ASC 845, Nonmonetary Transactions, and has been accounted for at the undiscounted price per token $0.1369 for transactions occurring in 2019. In the future, these non-monetary transactions will be accounted for at fair value on the measurement date of the transaction based on prices on an active exchange if such an exchange exists or other similar method of measurement. Because the tokens currency have no carrying value in our financial statements, use of these tokens will result in a gain equal to the fair value of the tokens distributed.

Value of Cryptocurrencies

The Company has determined that cryptocurrencies should be classified as intangible assets with indefinite useful lives, and as such, they are recorded at their respective fair values as of the acquisition date. The Company does not amortize intangible assets with indefinite useful lives. Indefinite-lived intangible assets must be reviewed at least annually for possible impairment, or more frequently if an event occurs or circumstances change that would indicate that it is more likely than not that the fair value of the intangible assets is below their carrying values. Because there are active markets for the types of cryptocurrencies that the Company holds, which generate quoted prices, we recognize impairment caused by decreases in fair value based upon quoted prices for identical instruments in such markets.

Sale of the Props Live Video App

On February 26, 2020, we entered into an agreement for the sale of certain of our assets relating to and including the Props Live Video App. The sale was made to YouNow Media, LLC (the “Acquirer”), an unaffiliated entity, on an arm’s-length basis. As of the same date, we and the Acquirer closed the sale and the Acquirer entered into a separate agreement with us to continue to reward Props Live Video App users with the issuance of Props Tokens and to continue to operate the Props Live Video App as part of the Props Network. Thereafter, as of March 1, 2020, the Acquirer became the Props Live Video App Operator and hired all of our employees whose functions principally involved operation of the Props Live Video App (but not our senior executives). We refer to the foregoing events collectively as the “Transaction”.

We believe that the Transaction may increase the Company’s appeal to investors as a “pure play” token and network propagation business, and thereby facilitate the raising of additional investment, which is critical to our continued operations. Moreover, the Transaction has provided the Company with additional working capital. The Company has long been projecting its need for additional cash and cash equivalents to fund ongoing operations. See, e.g., the Company’s amended Offering Statement on Form 1-A/A filed September 27, 2019, in the Risk Factors section at page 33 (projecting cash availability through May 31, 2020), most recently affirmed in the Company’s amended Offering Statement on Form 1-A/A filed February 10, 2020. In the near term, the Transaction has also reduced the Company’s ongoing monthly operating losses and its cash burn rate, which were higher when the Company’s operations included the App alongside the operations associated with Props Token issuance and the Props Network.

The consummation of the Transaction followed sustained efforts by the Company to identify new investors and potential strategic partners and counterparties; to secure new investments; to enter into strategic transactions; and to take other steps, all with a view to maximizing the Company’s value, including through the continued operation and growth of the Props Network and the continued issuance of Props Tokens, in order to maximize the value of the Props Tokens held by the Company and others.

For additional information concerning the Transaction, see “Description of Business—Sale of the Props Live Video App.”

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial statements have been provided to show the hypothetical effects of the Transaction on the Company’s financial condition and operating results. The unaudited pro forma condensed combined financial statements are based on the Company’s historical consolidated financial statements, adjusted to give effect to the Transaction. The unaudited pro forma condensed combined balance sheet as of December 31, 2019 gives effect to the Transaction as if it had occurred on December 31, 2019. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the year ended December 31, 2019 give effect to the Transaction as if it had occurred on January 1, 2019.

These unaudited pro forma condensed combined financial statements are provided for informational purposes only. They do not necessarily reflect what our financial condition or results of operations would have been had the Transaction occurred on the dates indicated. Also, they may not be useful in predicting our future financial condition and results of operations. Our actual financial condition and results of operations in the future may differ significantly from the pro forma amounts reflected herein, due to a variety of factors.

References to the “Asset Purchase Agreement” in the following discussion refer to the Asset Purchase Agreement by and between YouNow Media, LLC and YouNow, Inc., dated as of February 26, 2020, which can be found as Exhibit 6.21 to the offering statement in which this offering circular is included.

The nature of the Transaction was a sale of the Props Live Video App and assets used by the Props Live Video App, and the assumption of associated liabilities, for cash. The assets received by the Acquirer included contracts that related primarily to, or that were used or held for use primarily in connection with, the operation of the Props Live Video App, as described in Paragraph 1.1(a) of the Asset Purchase Agreement; licenses and permits that related primarily to, or that were used or held for use primarily in connection with, the operation of the Props Live Video App, as described in Paragraph 1.1(b) of the Asset Purchase Agreement; specific intellectual property assets, as described in Paragraph 1.1(c) of the Asset Purchase Agreement; specific software and hardware used or held for use primarily in connection with, the operation of the Props Live Video App, as described in Paragraph 1.1(d) of the Asset Purchase Agreement; all information, records, documents, and files of the Company that related in a material way to, or that were used or held for use primarily in connection with, the operation of the Props Live Video App, as described in Paragraph 1.1(e) of the Asset Purchase Agreement; all rights of the Company under warranties, indemnities and similar rights against third parties to the extent related to any assets acquired by the Acquirer; all prepaid expenses of the Company incurred in connection with the Company’s use or acquisition of any assets acquired by the Acquirer, to the extent that the benefit of such prepaid expenses had not yet been realize as of the date of the closing of the Transaction; as described in Paragraph 1.1(g) of the Asset Purchase Agreement; all source code, as such term is defined Article 11 of the Asset Purchase Agreement; all social media accounts, as such term is defined Article 11 of the Asset Purchase Agreement; any other assets set forth in Paragraph 1.1 (j) of the Asset Purchase Agreement; and accounts receivable, as set forth in Paragraph 1.1(k) of the Asset Purchase Agreement. In addition, the Acquirer assumed certain liabilities of the Company, including any and all liabilities of the Company arising after the closing in connection with any assets acquired by the Acquirer; any and all liabilities of the Company arising after the closing of the Transaction in connection with the operation of the Props Live Video App; any and all liabilities of the Company arising after the closing of the Transaction in connection with employees who were hired by the Acquirer; fifty percent (50%) of any and all sales, use or other transfer taxes and all filing and recording fees applicable to assets transferred from the Company to the Acquirer in connection with the Transaction; liabilities in connection with a financing arrangement, as set forth in Paragraph 1.3(e) of the Agreement; and certain other liabilities, as set forth in Paragraph 1.3 (f) of the Agreement. Cash and a potential purchase price adjustment were the only assets received by the Company in connection with the Transaction. All employees whose functions and responsibilities related primarily to, or were primarily in connection with, the Props Live Video App ceased to be employees of the Company, and each of them simultaneously became an employee of the Acquirer, after the completion of the transfer of the Props Live Video App, on substantially the same terms and conditions (subject to certain salary adjustments), and with the same benefits. The Company and the Acquirer took steps, under Paragraph 6.3(e) of the Asset Purchase Agreement, to ensure that, with respect to each of the Company’s employees who became an employee of the Acquirer, salary and benefits would continue without interruption. The Transaction has been accounted for by recognizing the assets and liabilities conveyed in the Transaction at their book values. The Company has not performed valuation studies to estimate the fair values of the identifiable assets acquired and liabilities assumed.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements should be read together with our historical consolidated financial statements included elsewhere in this offering circular.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2019

	YouNow, Inc. Historical	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma After Disposition
		Unaudited		Unaudited

ASSETS
Current assets:
Cash	$2,111,756	$250,000	(a)	$2,361,756
Accounts receivable, net	202,584	—	(b)	202,584
Prepaid expenses and other assets	299,749	(235,023)	(c)	64,726
Total current assets:	2,614,089	14,977		2,629,066
Non-current assets:
Restricted receivables	430,721	—		430,721
Property and equipment, net	50,350	(22,853)	(d)	27,497
Intangible assets	1,461,616	(1,435,907)	(e)	25,709
Total non-current assets:	1,942,687	(1,458,760)		483,927
Total assets	$4,556,776	$(1,443,783)		$3,112,993

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,393,120	$(854,311)	(f)	$538,809
Line of credit	430,721	—		430,721
Notes payable	112,669	—		112,669
Token development obligations	1,870,301	—		1,870,301
Deferred rent payable	—	—		—
Total current liabilities:	3,806,811	(854,311)		2,952,500
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.001 par value - 139,189,499 shares authorized; 94,095,230 issued; 92,854,286 outstanding	$92,854	$—		$92,854
Additional paid in capital	35,628,138	—		35,628,138
Accumulated other comprehensive income	8,390	—		8,390
Deficit	(31,075,407)	(589,471)	(g)	(31,664,879)
Treasury stock	(3,904,010)	—		(3,904,010)
Total stockholders’ equity	$749,965	$(589,471)		$160,493
Total liabilities and stockholders’ equity	$4,556,776	$(1,443,783)		$3,112,993

The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

For the Year Ended December 31, 2019

	YouNow, Inc. Historical	Pro Forma Adjustments	Notes to Pro Forma Adjustments	Pro Forma After Disposition
	Unaudited	Unaudited		Unaudited
Revenue:
Digital goods	$9,720,557	$(9,720,557)	(h)	$—
Advertising and other	124,790	—		124,790
Total revenue	9,845,347	(9,720,557)		124,790
Operating expenses:
Cost of revenue	6,786,653	(6,786,653)	(i)	—
Research and development	4,975,077	(2,402,908)	(j)	2,571,169
Sales and marketing	2,244,108	(2,244,108)	(k)	—
General and administrative	4,961,927	(3,310,216)	(l)	1,651,711
Total operating expenses	18,967,765	(14,743,885)		4,223,880
Loss from operations	(9,122,418)	5,023,328		(4,099,090)
Other income:
Gain from the sale of SAFTs	19,151,035	—		19,151,035
Gain from the sale of DPAs	586,893	—		586,893
Gain from the distribution of tokens	1,194,710	—		1,194,710
Rental income	112,000	—		112,000
Gain on liquidation of digital currencies	441,863	—		441,863
Total other income	21,486,501	—		21,486,501
Other expenses:
Token offering expenses	(684,012)	—		(684,012)
Total other expenses	(684,012)	—		(684,012)
Gain before provision for income taxes	11,680,071	5,023,328		16,703,399
Provision for income taxes	21,867	—		21,867
Net income	$11,658,204	$5,023,328		$16,681,531
Other comprehensive income	—	—		—
Foreign currency translation adjustments	—	—		—
Comprehensive income	$11,658,204	$5,023,328		$16,681,531

The accompanying notes are an integral part of these Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1 — Basis of presentation

Our historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the disposition of the Props Live Video App and related assets, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations and comprehensive loss, expected to have a continuing impact following the disposition. The disposition was accounted for in accordance with ASC Topic 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets. The unaudited pro forma condensed combined financial information does not reflect the realization of any future cost savings or other efficiencies that may be expected, intended or planned for as a result of the disposition.

These unaudited pro forma condensed combined financial statements are provided for informational purposes only. They do not necessarily reflect what the Company’s financial condition or results of operations would have been had the disposition occurred on the dates indicated. Also, they may not be useful in predicting the future financial condition and results of operations of the Company. The actual financial condition and results of operations of the Company in the future may differ significantly from the pro forma amounts reflected herein, due to a variety of factors.

Note 2 — Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	Reflects net cash received by the Company in the Transaction. See Paragraph 3.2 of the Asset Purchase Agreement.

(b)	While all accounts receivable were derived from the Props Live Video App, the Acquirer did not assume the economic benefits of these receivables in the Transaction, as it also assumed related financing liabilities associated with the receivables under a factoring arrangement incurred by the Company subsequent to the pro-forma balance sheet date. As noted in Paragraph 3.3 of the Asset Purchase Agreement, the values of such accounts receivable, when and as determined, were subject to a purchase price adjustment, so that all income with respect to such accounts receivable, as of the Closing Date, would be paid by the Acquirer to the Company.

(c)	Reflects elimination of prepaid expenses and other assets directly attributable to the Props Live Video App excluding those prepaid expenses directly attributable to the Props Network. Pursuant to Paragraph 1.1(g) of the Asset Purchase Agreement, to the extent that the benefit of certain prepaid expenses had not yet been realized as of the Closing Date, the Acquirer was required to reimburse the Company for such prepaid expenses.

(d)	Reflects elimination of fixed assets (mostly computers) that were transferred to the Acquirer for use by employees whose job responsibilities primarily related to the Props Live Video App, as set forth in Paragraph 1.1(d) of the Asset Purchase Agreement.

(e)	Reflects elimination of intangible assets directly attributable to the Props Live Video App, including developed technology and intellectual property, which were transferred to the Acquirer under the Asset Purchase Agreement.

(f)	Reflects elimination of accounts payable directly attributable to the Props Live Video App that were assumed by the Acquirer pursuant to Paragraph 1.3 of the Asset Purchase Agreement. Remaining accounts payable include, substantially, legal and accounting fees and other expenses related to the Company’s Regulation A offering and other financing activities.

(g)	Reflects the pro forma loss on the sale of the net assets conveyed in the Transaction. The pro forma loss was determined by calculating the difference between the net cash proceeds of $250,000 and the carrying value of the assets and liabilities conveyed in the Transaction, as shown in the Company’s unaudited consolidated balance sheet as of December 31, 2019.

(h)	Reflects elimination of all of the Company’s revenue, as all revenue was derived from the Props Live Video App.

(i)	Reflects elimination of all of the Company’s cost of revenue, as all revenue was derived from the Props Live Video App.

(j)	Reflects elimination of research and development expenses directly attributable to the Props Live Video App, including employee-related expenses such as salaries, benefits, travel and stock option expenses, with respect to employees who job responsibilities related primarily to the Props Live Video App, and who became employed by the Acquirer after the Transaction.

(k)	Reflects elimination of all sales and marketing expenses, as all such expenses were directly attributable to the Props Live Video App.

(l)	Reflects elimination of salaries and overhead attributable to the Props Live Video App.

MANAGEMENT

Executive Officers, Directors, Significant Employees

Our executive officers, directors, and significant employees including their ages and positions, are as set forth below:

Name	Age	Position
Executive Officers and Directors
Adi Sideman	49	Founder, President and Chief Executive Officer, Director, YouNow, Inc.
Yonatan Sela	36	Chief Business Officer, YouNow, Inc.
Oren Zeev	55	Director, YouNow, Inc.
Andy Weissman	53	Director, YouNow, Inc.
David Pakman	50	Director, YouNow, Inc.
Shaival Shah	44	Director, YouNow, Inc.
Significant Employees
Peter Watts	31	Chief Technology Officer, Props PBC
Jonathan Achai	42	Chief Engineer, YouNow, Inc.

Executive Officers and Directors

Adi Sideman is the Founder, President and Chief Executive Officer of the Company, and a member of its board of directors. Mr. Sideman has also been the President and Secretary and a member of the board of directors of Props PBC since September 2018. Mr. Sideman is an entrepreneur in participatory media, with more than 20 years of experience creating applications and companies in the user-generated video space. Prior to the Company, Adi produced the first-ever animated ads on AOL and created more than 30 online games for major studio franchises. In 1999, he founded the interactive media technology firm Oddcast, which continues to develop interactive media applications such as “Elf Yourself”. In 2005, Adi co-founded KSolo, the first online karaoke service (acquired by Fox Interactive/MySpace) and, in 2006, Adi co-founded audio ad network TargetSpot, a joint venture with CBS (acquired by Radionomy). He attended graduate school at the Interactive Telecommunications Program at NYU’s Tisch School of the Arts and received his undergraduate degree from NYU Film School.

Yonatan Sela is the Chief Business Officer of the Company. He has led the Company’s product strategy business development since January 2015. Mr. Sela has also been the co-founder and a member of the board of directors of Props PBC since September 2018. Mr. Sela is an entrepreneur and digital media executive, and was a founding team member of the video platform Tvinci, where he spent five years as Vice President of Marketing and Product Strategy. Prior to the Company, he worked at Venrock from June 2014 until January 2015, focusing on the digital media and blockchain verticals. Mr. Sela was also a co-founder of Bookn’tell, Inc., an application that simplifies referrals for local service businesses. Mr. Sela is an Air Force Captain and a Boston Consulting Group alumnus. He holds an M.B.A. from The Wharton School at the University of Pennsylvania and B.A.’s in Economics and Philosophy from Tel Aviv University.

Oren Zeev has served on the Company’s board since 2011, and a Founding Partner at Zeev Ventures. Mr. Zeev typically leads the rounds in which he invests and plays a very active role in the companies in which he invests. Mr. Zeev currently serves on the boards of Houzz, Duda (Chairman), Tipalti (co-founder and Chairman), Next Insurance, TripActions, Reali, Homelight and others. Mr. Zeev was the lead investor in Audible (Nasdaq:ADBL, acquired by AMZN) and a major early investor and board member in Chegg (Nyse: CHGG). Prior to this, Mr. Zeev was a General Partner at Apax Partners, where he led the US Tech practice. Mr. Zeev holds a BSc Cum Laude from the Technion in Israel, and an M.B.A. with distinction from INSEAD in France.

Andy Weissman has been a member of the Company’s board of directors since 2012 and is a partner at Union Square Ventures. Mr. Weissman began his career in the Internet in the mid-90s. Prior to joining USV, in 2007 he co-founded betaworks, which both created and invested in social, real-time applications and services. Mr. Weissman was born in New York City and has a B.A. from Wesleyan University and a J.D. from Georgetown University Law Center.

David Pakman has been a member of the Company’s board of directors since 2014, and has been a Partner at Venrock since 2008 and focuses his investment strategy on early stage consumer and enterprise internet companies. Before Venrock, he spent 12 years as an internet entrepreneur. Mr. Pakman was the CEO of eMusic, the world’s leading digital retailer of independent music, second only to iTunes in number of downloads sold. Prior to joining eMusic, Mr. Pakman co-founded Myplay in 1999 in Redwood City, CA, which introduced the “digital music locker” and pioneered the locker category. In 2001, Myplay was sold to Bertelsmann’s ecommerce Group. Before Myplay, he was Vice President at N2K Entertainment, which created the first digital music download service. He also was the co-creator of Apple’s Music Group and worked at Apple for five years.

Shaival Shah has been a member of the Company’s board of directors since 2011 and has 18 years of operating, VC/PE investing and deal experience across early to growth-stage technology startups, with a particular expertise in developing and commercializing online products, business and product strategy, monetization, corporate development, business development and growth. Mr. Shah particularly focuses on utilizing technology, product design and native business models to disrupt existing, incumbent industries by understanding industry structures, money flow and product inefficiencies/gaps. Mr. Shah has served these roles at start-ups and growth-stage companies where he’s built and managed teams of various sizes.

Significant Employees

Peter Watts is the Chief Technology Officer for both the Company and Props PBC, running all blockchain integrations and how they relate to the platform’s ecosystem. Since joining in October 2014, Mr. Watts has led many platform initiatives, such as the development of the Company’s web application and spearheading the Company’s growth team. From October 2011 until September 2014, Mr. Watts worked at Swarm.fm, a music discovery company and early partner on the Spotify App Platform that he co-founded. Mr. Watts is a self-taught software engineer who previously built applications for bands and music venues.

Jonathan Achai joined the Company at its inception in 2011 and is currently its Chief Engineer. Mr. Achai has lead engineering efforts at the Company involved in product engineering and infrastructure development, and is currently leading engineering on the Company’s platform and blockchain team. Before the Company, Mr. Achai developed frontend and backend products at Oddcast, developing numerous user generated content applications, and has over 20 years of experience. He has been a computer science engineer since childhood and received a B.A. from Hunter College in computer science.

Board Composition and Risk Oversight

The board of directors of the Company is currently composed of five members. The certificate of incorporation and bylaws to be in effect upon the completion of these offerings provide that the number of directors shall be at fixed from time to time by resolution of the board of directors. There are no family relationships among any of the directors or executive officers.

During 2019, the board of directors met seven times.

Voting Agreement

The holders of a majority of the issued and outstanding shares of Common Stock shall be entitled to elect up to six (6) directors to the Company’s board of directors. Certain of our stockholders holding, in aggregate, a majority of our Common Stock have agreed to elect, replace and dismiss members of the Company board of directors in accordance with the terms of that certain Voting Agreement, dated as of April 3, 2019 (the “Voting Agreement”), by and between the Company, Shatki Group, Zeev Children Trust, Zeev Ventures II, L.P., USV Investor 2012 Fund, LP, Union Square Ventures 2012 Fund, LP, USV 2012, LP, Venrock Associates VI, L.P., Venrock Partners VI, L.P., and Adi Sideman (collectively, the “Voting Agreement Stockholders”). Pursuant to the terms of the Voting Agreement, on all matters relating to the election and removal of directors, the Voting Agreement Stockholders have agreed to vote all shares beneficially owned by them so as to elect members of the Company’s board of directors as follows: (i) one individual designated by the Shatki Group, initially Oren Zeev, (ii) one individual designated by Union Square Ventures 2012 Fund, LP, initially Andy Weissman, (iii) one individual designated by Venrock Associates VI, L.P., initially David Pakman, (iv) one individual designated by Adi Sideman, which shall initially be Adi Sideman, and (v) one individual designated by the unanimous agreement of the other members of the Company’s board of directors, initially Shaival Shah. Further, the Voting Agreement Stockholders have agreed that any vote taken to remove any director elected pursuant to the foregoing requirements, or to fill any vacancy created by the resignation, removal or death of such a director, will also be subject to these designation rights, and at the request of the party with a designation right over a certain director, the Voting Agreement Stockholders have agreed to vote to remove that director.

In addition, pursuant to the Voting Agreement, the Company has agreed not to take certain actions without the written consent or vote of Adi Sideman and the majority of the shares of Common Stock held by Venrock Associates VI, L.P., Venrock Partners VI, L.P., Comcast Ventures, Shatki Group, Zeev Ventures II, L.P., Zeev Children Trust, Union Square Ventures 2004, L.P., Union Square Ventures 2012 Fund, LP, USV Investor 2012 Fund LP, USV 2012, LP, Oren Dobronsky, Founder Collective Management Co., LLC, Founder Collective Entrepreneurs’ Fund, LLC, Richard Sarnoff, Donald R. Katz, Thrive Capital Partners, Talmadge O’Neill, Senja Holdings LLC, Silicone Alley Venture Partners LLC, Upstage Ventures, Gary Ginsberg, Ruvi Shaibal, Radioone, LLC, Valley Investment Ventures, LLC, Landan Family Trust, Samuel Zysman, Eran Shir, John Albanese, Gekko Holdings, LLC, Gyanni Family Trust, DRRN Ltd., Tal Barnoach, Eric and Susan Luhrs Living Trust, Adil Haque, Chen Amit, SG VC LLC, Dovi Frances, Grabiner LLP, Zohar Gilion LTD, Christopher Dixon, Primera Capital, Brett Rochkind, Jacqueline Reses, Collab + LINE LLC, Rahul Meta, Scott Mead, KTW Schindler Investments S.A., Broadway Video Ventures LLC, S-Curve Holdings LLC, Ali Rowghani, Milestone Venture Partners III LP, Milestone Venture Partners III New York LP, and Milestone Venture Partners IV LP. The actions subject to this consent right include: (i) altering or changing the rights, powers or privileges of Common Stock by way of amending the certificate of incorporation or bylaws or otherwise, (ii) increasing or decreasing the authorized number of shares of Common Stock, (iii) authorizing or creating (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on parity with the Common Stock; (iv) redeeming or repurchasing any shares of capital stock (other than pursuant to Company’s right to repurchase shares at the original cost, including as may result from equity incentive agreements with service providers giving the Company the right to repurchase shares upon the termination of services); (v) effecting any Deemed Liquidation Event (as defined in the certificate of incorporation), merger, other corporate reorganization, sale of control or any transaction in which all or substantially all of the assets of the Company are sold; (vi) amending or waiving any provision of the Company’s Restated Certificate or Bylaws; (vii) declaring or paying any dividend or otherwise making certain distributions to holders of any series of capital stock; (viii) increasing or decreasing the authorized number of directors of the Company constituting the board of directors; or (ix) liquidating, dissolving or winding-up the business and affairs of the Company, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the above-described required approvals.

The Voting Agreement includes a provision under which parties to the agreement agreed to waive their right to a trial by jury with respect to disputes arising under the agreement. However, the Company does not believe that claims under the federal securities laws shall be subject to the waiver of the right to a jury trial, and the Company believes that these provisions do not impact the rights of the parties to the agreement to bring claims under the federal securities laws or the rules and regulations thereunder. Additionally, despite a potential investor agreeing to the provisions in the agreement, investors will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder. The Voting Agreement does not define or limits the rights of Props Token holders.

Forum Selection

The bylaws of the Company provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for certain litigation matters, including any derivative action. The choice of forum provision as set forth in the bylaws of the Company does not apply to any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. The Company does not believe that its bylaws define or limit the rights of Props Token holders.

Limitation of Liability and Indemnification

The certificate of incorporation and bylaws of the Company provide the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

As permitted by the Delaware General Corporation Law, we have entered into separate indemnification agreements with each of the directors of the Company that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We wish to maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. However, we have found that the premiums offered in the market for such insurance policies are especially high for companies in the cryptographic token business. We are continuing to weigh the costs and benefits to us of maintaining such insurance. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

Subject to certain limitations, the bylaws of Props PBC limit the liability of the Company, Inc., its sole shareholder, for monetary damages and provide that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to its sole member.

The bylaws of Props PBC provide that to the fullest extent permitted by applicable law the Company will not be liable to Props PBC. The Company shall not be liable against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of Props PBC and attorney’s fees and disbursements) arising from the performance of any of its obligations or duties in connection with its service to Props PBC or the bylaws of Props PBC, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which the Company, or any of its directors or officers, may hereafter be made party by reason of being or having been our sole member.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Non-Employee Director Compensation

To date, none of our non-employee directors has received any cash, equity or token compensation for serving on our board of directors, with the exception of Mr. Shah, who received options to purchase 51,054 shares of the Company’s common stock with an exercise price of $0.10 in 2011, and options to purchase 25,000 shares of the Company’s common stock with an exercise price of $0.25 in 2018. One-quarter (1/4) of the shares subject to each option grant vest on the first anniversary of the grant’s respective commencement date, with the remaining balance of the shares vesting 1/36th monthly thereafter. In addition, Mr. Shah received options to purchase 619,894 shares of the Company’s common stock with an exercise price of $0.05 in 2019. The shares vest monthly over a three-year period.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation of the three highest paid persons who were our executive officers during the years ended December 31, 2019 and 2018:

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation	Total

Adi Sideman(1)	2019	$178,500	$—	$365,372	$—	$543,872
Chief Executive Officer	2018	$210,000	$—	$—	$—	$210,000

Yonatan Sela	2019	$220,000	$—	$357,227	$—	$577,227
Chief Business Officer	2018	$220,000	$—	$36,542	$—	$256,542

Eran Kalmanson (2)	2019	$199,750	$—	$175,645	$—	$375,395
Chief Technology Officer	2018	$235,000	$—	$25,998	$—	$260,998

Jake Branzburg(1)(3)	2019	$195,500	$—	$71,784	$—	$267,284
Senior Vice President	2018	$230,000	$—	$16,143	$—	$246,143

(1)	In 2018, Mr. Sideman was one of the three highest paid persons among our executive officers, based on total compensation. In 2019, Mr. Branzburg was one of the three highest paid persons among our executive officers, based on total compensation.

(2)	Mr. Kalmanson left the Company on March 5, 2020.

(3)	Mr. Branzburg left the Company as of February 29, 2020 to join the third party acquirer of our app operations, YouNow Media, LLC.

2011 Stock Option and Grant Plan

Our 2011 Stock Option and Grant Plan, or our 2011 Plan, was adopted by our board of directors and approved by our stockholders in May 2011. Our 2011 Plan allows us to provide awards of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, restricted stock, and unrestricted stock (each, an “award” and the recipient of such award, a “grantee”) to eligible officers, key employees, directors, and contract consultants of ours and any parent or subsidiary of ours.

As of December 31, 2019, there were options to purchase 5,022,118 shares of our common stock outstanding under our 2011 Plan.

Reserved Shares. In April 2019, we increased the number of shares of common stock reserved for grant under the 2011 Plan by an additional 40,420,081 common shares, pursuant to which 41,600,000 shares of common stock were available for grant immediately after such change, and 50,869,975 shares of common stock were reserved for issuance (such figure representing the total pool plus outstanding options issued). This increase was made in connection with the recapitalization described under “Certain Relationships and Related Party Transactions—Preferred Stock Conversion Agreement.” The total number of shares reserved for grant under the 2011 Plan is subject to adjustment as provided in our 2011 Plan. Shares may be either authorized but unissued shares and/or shares that were once issued and subsequently reacquired by us. Our board of directors shall be empowered to take any appropriate action required to make shares available for awards granted under our 2011 Plan. Any shares subject to awards, in respect of which the right of a grantee to purchase the same will, for any reason, terminate, expire or otherwise cease to exist, will again be available for grant under our 2011 Plan.

Plan Administration. Our 2011 Plan is administered by our board of directors or one or more committee appointed by our board of directors. The administrator may from time to time adopt such rules and regulations for carrying out our 2011 Plan as it may deem best. With respect to participation by an officer or a director of ours or any other person whose transactions in shares are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at any time that any class of our equity securities is registered pursuant to Section 12 of the Exchange Act, our 2011 Plan shall be administered in compliance with the requirements, if any, of Rule 16(b)-3 of the Exchange Act, such that any transaction pursuant to our 2011 Plan will be exempt from Section 16(b) of the Exchange Act.

The interpretation and construction by the administrator of any provision of our 2011 Plan or of any award thereunder is final and conclusive. Subject to the general terms and conditions of the 2011 Plan, the administrator has full authority in its discretion, from time to time and at any time, to determine (i) the grantees, (ii) the number of shares to be covered by each award, (iii) whether to designate options as incentive stock options or nonqualified stock options, (iv) the time or times at which the same shall be granted and shall expire, (v) the fair market value of the shares of our capital stock or other property, (vi) the schedule and conditions on which awards may be exercised and on which shares will be paid for, (vii) the exercise price of the shares covered by each award granted hereunder and the method of payment of such price, (viii) the method for satisfaction of any tax withholding obligation arising in connection with the award, including the withholding or delivery of shares subject to award, (ix) the timing, terms and conditions of a grantee’s ability to exercise the award or the vesting schedule of any award acquired upon the exercise thereof, (vi) any other matter which is necessary or desirable for, or incidental to, the administration of our 2011 Plan. In addition, the administrator has the power shall have the power to: (i) approve one or more forms of award agreement; (ii) amend, modify, extend, cancel or renew any award or waive any restrictions or conditions applicable to any award or any shares acquired upon the exercise thereof; (iii) accelerate, continue, extend or defer the exercisability of any award or the vesting of any award, including with respect to the period following a grantee’s termination of service with us; (iv) prescribe, amend or rescind rules, guidelines and policies relating to our 2011 Plan, or to adopt supplements to, or alternative versions of, our 2011 Plan, including, without limitation, as the administrator deems necessary or desirable to comply with the laws of, or to accommodate the tax policy or custom of, foreign jurisdictions whose citizens may be granted awards; (v) correct any defect, supply any omission or reconcile any inconsistency in our 2011 Plan or any award agreement and to make all other determinations and take such other actions with respect to our 2011 Plan or award as the administrator may deem advisable to the extent not inconsistent with the provisions of our 2011 Plan or applicable law; and (vi) impose a “blackout” period during which a grantee’s right to exercise options and/or sell, purchase, or otherwise acquire or transfer shares will be limited.

Stock Options. Our 2011 Plan permits the grant of incentive stock option and nonqualified stock options. Any person who is not an employee on the effective date of the grant of a stock option may not be granted an incentive stock option. Subject to the provisions of our 2011 Plan, the administrator determines the terms and conditions of stock options granted under our 2011 Plan. Each award of stock options will be evidenced by an option agreement specifying the terms and conditions of such stock option, including the number of shares covered by such option, the dates such option may be exercised, the exercise price, the schedule on which such shares may be paid for, and such other terms and conditions as the administrator at its discretion may prescribe, consistent with our 2011 Plan. The exercise price of a stock option may not be less than 100% of the fair market value of a share and the term of a stock option generally may not be more than 10 years, except that an incentive stock option may not be granted to an individual who, at the time the stock option is granted, owns stock possessing more than 10% of the total combined voting power of all our classes of stock, its parent or its subsidiaries, unless the exercise price per share is not less than 110% of the fair market value of a share on the date of grant of such incentive stock option and the term of such incentive stock option is no more than 5 years. The administrator will determine the methods of payment of the exercise price of an option, which may be in cash or cashier’s or certified check, or such other method of payment determined by the administrator. After the termination of a grantee’s service, the grantee may exercise grantee’s stock option for the period of time stated grantee’s stock option agreement, which is generally 30 days, except in the case of a termination by reason of death or disability, in which case such period is generally 6 months, and in the case of a termination for cause, in which case the applicable stock option will immediately terminate.

Restricted Stock. Our 2011 Plan permits the grant of restricted stock. Subject to the provisions of our 2011 Plan, the administrator determines the terms and conditions of restricted stock granted under our 2011 Plan. Each award of restricted stock will be evidenced by a restricted stock agreement specifying the terms and conditions of the restricted stock, including any applicable purchase price and the restricted and conditions applicable to such restricted stock. Such restrictions and conditions may be based on continuing employment (or other service relationship), achievement of pre-established performance goals and objectives and/or such other criteria as the administrator may determine. The restricted stock award agreement may require or permit the immediate payment, waiver, deferral or investment of dividends paid on the restricted stock.

Unrestricted Stock. Our 2011 Plan permits the grant of unrestricted stock. Subject to the provisions of our 2011 Plan, the administrator determines the terms and conditions of unrestricted stock granted under our 2011 Plan. Each award of unrestricted stock will be evidenced by a restricted stock agreement specifying the terms and conditions of the restricted stock. An eligible person may, with consent of the administrator, elect to receive a portion of any cash compensation otherwise due to such grantee in the form of shares of unrestricted stock either currently or on a deferred basis.

Non-transferability of Awards. No stock option shall be assignable or transferable by the grantee to whom granted otherwise than by will or the laws of descent and distribution, and a stock option and/or awards may be exercised during the lifetime of the grantee only by such grantee or by such grantee’s guardian or legal representative. The terms of such option and/or awards shall be binding upon the beneficiaries, executors, administration, heirs and successors of such grantee. Restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as provided in our 2011 Plan or in the restricted stock award agreement. Additionally, the right to receive shares of unrestricted stock on a deferred basis may not be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution.

Transferability Limitations with Respect to Shares; Right of First Refusal. Shares issued pursuant to awards generally are not transferable to any third party without the prior approval of the administrator. Should the administrator approve such transfer, it shall be subject to a right of first refusal as set forth in our 2011 Plan. Shares issued pursuant to awards may also be subject to one or more repurchase options, or such other conditions and restrictions as may be determined by the administrator in its discretion at the time the award is granted.

Voting Rights. Concurrently with the exercise of any stock option and vesting of any restricted stock or unrestricted stock award, and as a condition precedent to such exercise and/or the issuance of any shares in respect thereof, the grantee will be required to sign and deliver to us an irrevocable power of attorney and voting proxy in such form as may be prescribed by the administrator.

Stockholders’ Agreement. We may require the holder of restricted stock and unrestricted stock to be bound by any stockholders’ agreement in effect from time to time among the holders of the same class of stock.

Share Adjustments. In the event that our outstanding shares are increased, decreased or changed into, or exchanged for a different number or kind of securities, without receipt of consideration by us, through reorganization, merger, recapitalization, reclassification, stock split, reverse stock split, stock dividend, stock consolidation or otherwise, (i) appropriate and proportionate adjustments shall be made to the number and kind of securities and exercise price for the securities subject to the award which may thereafter be granted under our 2011 Plan, (ii) appropriate and proportionate adjustments shall be made to the number and kind of and exercise price for the securities subject to the then outstanding award, and (iii) appropriate amendments to the option agreements shall be executed by us and each grantee if the administrator determines that such amendments are necessary or desirable to reflect such adjustments. If determined by the administrator to be appropriate, in such an event that involves the substitution of securities of a corporation other than ours, the administrator shall make arrangements for the assumptions by such other corporation of any awards then or thereafter outstanding under our 2011 Plan. Notwithstanding the foregoing, such adjustment in outstanding awards, shall be made without change in the total exercise price applicable to the unexercised portion of the awards but with an appropriate adjustment to the number of securities, kind of securities and exercise price for each of the securities subject to the awards. The determination by the administrator as to what adjustments, amendments or arrangements shall be made pursuant to our 2011 Plan, and the extent thereof, will be final and conclusive. No fractional shares shall be issued under our 2011 Plan on account of any such adjustment or arrangement.

Change of Control. Our 2011 Plan provides that in the event of a Change in Control (as defined in our 2011 Plan), each outstanding award shall be treated as the administrator determines, including, without limitation, that each stock option be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. The administrator will not be required to treat all awards similarly in the transaction. In the event that an award is not assumed or substituted for following the Change in Control, the award shall terminate as of the date of the closing of the Change in Control and the administrator shall notify the grantee in writing or electronically of such termination.

Amendment; Termination. The administrator may at any time discontinue granting awards under our 2011 Plan or otherwise suspend, amend or terminate our 2011 Plan and may, with the consent of a grantee, make such modification of the terms and conditions of such stock options as it deems advisable. Such an amendment or modification to our 2011 Plan will be deemed adopted as of the date of the action of the administrator effecting such amendment or modification and will be effective immediately, unless otherwise provided therein, subject to approval thereof (i) within twelve (12) months before or after the effective date by our stockholders holding not less than a majority vote of our voting power voting in person or by proxy at a duly held stockholders meeting when required to maintain or satisfy the requirements of Code Sections 421 and 422 with respect to incentive stock options, (ii) by any appropriate governmental agency if required, or (iii) by a securities exchange or automated quotation system if required. No awards may be granted during any suspension or after termination of our 2011 Plan.

Repricing Offering for Stock Options under 2011 Plan

On April 3, 2019, we offered to our employees the opportunity to effectively reprice all outstanding options to purchase shares of our common stock previously granted under the 2011 Plan to an exercise price of $0.05. In connection with this offer, all options tendered to us before a deadline set as twenty one days after the offer date were subject to this right. All shares of common stock that may have vested under tendered options were forfeited in connection with this effective repricing, as all shares of Common Stock were deemed unvested as of the date of grant of the new grant. Further, the exercise price of tendered options was not the only term or conditions of the tendered options that changed; upon tendering an option and the issuance of a new grant, each option holder received a new notice of option grant and stock option agreement governing the terms of the repriced option grant. These new grants constitute entirely new grants to purchase shares of the Company’s Common Stock. Furthermore, these new grants set forth different terms, including, without limitation, a new vesting schedule (beginning as of the date of the new grant), new exercise periods post termination and a new expiration date.

Employment Arrangements with our Named Executive Officers

Each of our named executive officers is employed “at will.”

Adi Sideman, Chief Executive Officer

Mr. Sideman’s current annual base salary is $178,500, which is paid by the Company.

Yonatan Sela, Chief Business Officer

Mr. Sela’s current annual base salary is $220,000, which is paid by the Company. In April 2019, we agreed to terms with Mr. Sela to pay a retention bonus only if Mr. Sela was an employee and in good standing with the Company as of the end of business on December 31, 2019. That bonus was paid in January 2020.

Eran Kalmanson, Chief Technology Officer

Mr. Kalmanson left his employment with the Company as of March 5, 2020. His annual base salary was $199,750, which was paid by the Company.

Outstanding Equity Awards at Fiscal Year End

Other than as set forth below, there were no outstanding unexercised options, unvested stock, and/or equity incentive plan awards issued by the Company to its named executive officers as of December 31, 2019.

Name	Type of securities underlying unexercised options	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Yonatan Sela	Common Stock	108,800	(1)	—	$0.05	1/13/2025
	Common Stock	58,000	(1)	—	$0.05	8/31/2025
	Common Stock	62,500	(1)	12,500	$0.05	8/03/2026
	Common Stock	87,500	(2)	32,500	$0.05	12/31/2026
	Common Stock	35,937	(2)	39,063	$0.05	1/09/2028
	Common Stock	97,177	(2)	245,000	$0.05	4/30/2028
	Common Stock	6,161,587	(4)	—	$0.05	4/17/2029

Eran Kalmanson	Common Stock	54,000	(1)	—	$0.05	3/31/2024
(left YouNow on March 5, 2020)	Common Stock	56,000	(1)	—	$0.05	11/08/2024
	Common Stock	60,000	(1)	—	$0.05	7/31/2025
	Common Stock	19,583	(1)	—	$0.05	12/31/2025
	Common Stock	122,145	(1)	20,855	$0.05	7/13/2026
	Common Stock	109,375	(2)	40,625	$0.05	12/31/2026
	Common Stock	35,937	(2)	39,063	$0.05	1/09/2028
	Common Stock	62,739	(2)	95,761	$0.05	4/30/2028
	Common Stock	2,380,072	(3)	4,210,877	$0.05	4/16/2029

Alejandro Moreno-Paz	Common Stock	15,000	(1)	—	$0.05	6/19/2025
(left YouNow as of January 31, 2020)	Common Stock	15,000	(1)	—	$0.05	10/29/2025
	Common Stock	12,812	(1)	2,188	$0.05	7/12/2026
	Common Stock	36,458	(1)	13,542	$0.05	12/30/2026
	Common Stock	14,583	(2)	10,417	$0.05	7/30/2027
	Common Stock	19,166	(2)	20,834	$0.05	1/8/2028
	Common Stock	4,156	(2)	6,344	$0.05	4/28/2028
	Common Stock	904,830	(3)	2,056,434	$0.05	4/16/2029

Jake Branzburg	Common Stock	57,989	(1)	88,511	$0.05	4/30/2028
(left YouNow as of February 29, 2020)	Common Stock	92,589	(1)	72,015	$0.05	10/04/2027
	Common Stock	1,180,844	(3)	2,683,737	$0.05	4/17/2029

(1)	Twenty-five percent of the shares subject to the option are scheduled to vest on the one year anniversary of the vesting commencement date and 1/36 of the shares subject to the option are scheduled to vest each month thereafter on the same day of the month as the vesting commencement date, subject to the named executive officer’s continued service through each such date.
(2)	1/48 of the shares subject to the option are scheduled to vest each month on the same day of the month as the vesting commencement date, subject to the named executive officer’s continued service through each such date.

(3)	1/36 of the shares subject to the option are scheduled to vest each month on the same day of the month as the vesting commencement date, subject to the named executive officer’s continued service through each such date.
(4)	1/12 of the shares subject to the option are scheduled to vest each month on the same day of the month as the vesting commencement date, subject to the named executive officer’s continued service through each such date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Props Foundation Public Benefit Corporation, a Delaware public benefit corporation and a wholly owned subsidiary of the Company, are both offering Props Tokens qualified in this offering circular. The following is a summary of transactions since January 1, 2017 to which either the Company or Props PBC has been a party in which (a) the amount involved exceeded the lesser of (i) $120,000 and (ii) 1% of the average total assets at year end for the last two fiscal years and (b) any of our executive officers, directors, promoters or beneficial holders of more than 10% of any class of our voting securities, or any immediate family member of the above persons, other than compensation arrangements which are described under the sections of this offering circular captioned “Management—Non-Employee Director Compensation” and “Executive Compensation.”

Debt Payable by Assets Agreements

In June 2018, YouNow Services entered into DPAs under the exemption provided by Regulation CF. See “Other Offerings” for additional details regarding the terms of the DPAs. At the time of the DPA offering, the Company owned 80% of the equity of YouNow Services and Crowd Include LLC owned 20% of the equity of YouNow Services. In December 2018, the Company purchased the 20% equity interest held by Crowd Include LLC in exchange for consideration of $100, pursuant to the terms of that certain Operating Agreement of YouNow Services, dated December 4, 2017. the Company may in the future determine to dissolve YouNow Services. Upon such dissolution, the Company will issue $10,000 worth of Props Tokens, valued at the then-current valuation, to Crowd Include LLC, the former minority equityholder in YouNow Services.

The Company caused YouNow Services to assign its repayment obligations under the DPAs to the Company in June 2019, and the Company has distributed Props Tokens to satisfy repayment obligations under the DPAs as described under “Other Offerings.”

In December 2017, the Company entered into an agreement with YouNow Services pursuant to which the Company agreed to sell to YouNow Services the number of Props Tokens necessary to satisfy YouNow Service’s obligations to deliver Props Tokens under the DPAs. In return, the Company will be entitled to receive from YouNow Services the net proceeds from YouNow Services’ sale of the DPAs. Because the DPAs were assigned to the Company, the Company and YouNow Services intend to terminate this agreement.

Preferred Stock Conversion Agreement

On April 5, 2019, we amended and restated our certificate of incorporation. As amended and restated, our certificate of incorporation provides that the total number of shares of all classes of stock which the Company shall have authority to issue is 139,189,499 shares, all of which shall be designated as Common Stock, par value $0.001 per share. Previously, our certificate of incorporation had provided for certain classes of preferred shares, which were converted, contemporaneously with the filing of our current certificate of incorporation with Secretary of State of the State of Delaware, pursuant to a Preferred Stock Conversion Agreement by and among the Company, the holders of shares of Series A Preferred Stock, the holders of shares of Series A-1 Preferred Stock, the holders of shares of Series A-2 Preferred Stock, the holders of shares of Series B Preferred Stock, and the holders of shares of Series B-1 Preferred Stock (the “Conversion Agreement”). Pursuant to the terms of the Conversion Agreement, (i) the shares of Series A Preferred Stock were converted into shares of Common Stock on a 1:1 basis, (ii) the shares of Series A-1 Preferred Stock were converted into shares of Common Stock on a 1:1.7722 basis, (iii) the shares of Series A-2 Preferred Stock were converted into shares of Common Stock on a 1:1.9038 basis, (iv) the shares of Series B Preferred Stock were converted into shares of Common Stock on a 1:3.5172 basis, and (v) the shares of Series B-1 Preferred Stock were converted into shares of Common Stock on a 1:8.9191 basis. As a result, shares of Preferred Stock of the Company issued and outstanding immediately prior to the effective date of our current certificate of incorporation and the Conversion Agreement ceased to exist and were terminated, and all rights, powers, preferences and privileges of the Preferred Stock were terminated in their entirety.

We entered into a Second Amended and Restated Investor Rights Agreement in connection with our entry into the Conversion Agreement. The Second Amended and Restated Investor Rights Agreement includes a provision under which parties to the agreement agreed to waive their right to a trial by jury with respect to disputes arising under the agreement. However, the Company does not believe that claims under the federal securities laws shall be subject to the waiver of the right to a jury trial, and the Company believes that these provisions do not impact the rights of parties to the agreement to bring claims under the federal securities laws or the rules and regulations thereunder. Additionally, despite agreeing to the provisions in the agreement, parties to the agreement will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder. The Second Amended and Restated Investor Agreement does not define or limits the rights of Props Token holders.

Other Transactions

We have entered into separate indemnification agreements with each of our directors. For a description of these agreements, see the section of this offering circular captioned “Management—Limitation of Liability and Indemnification.”

Token and Warrant Sales

From April 21 through April 27, 2020, the Company closed the April 2020 Private Placements with respect to the sale of Props Tokens with multiple investors, including new institutional investors, two entities that are stockholders of the Company and are associated one of the Company’s directors (who is a managing director of Union Square Ventures) and the executive officer of one of the Apps that participate in the Company’s Props Network. In the private placements, the Company raised approximately $1,342,500 in cash and an additional fraction of that amount in the form of other consideration. The two entities associated with Union Square Ventures purchased 3,571,428.5714 Props Tokens. See “Other Offerings—April 2020 Private Placements.”

The April 2020 Private Placements were conducted as transactions exempt from registration under Rule 506(b) of Regulation D under the Securities Act of 1933. The Props Tokens are not transferable for one year. In addition to receiving Props Tokens, each investor received warrants to purchase an additional number of Props Tokens, equal to up to 30% of the number of Props Tokens initially purchased, at an exercise price of $0.07 per Props Token. The warrants are non-transferable and expire one year after the date on which the Props Tokens were purchased.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of (i) the voting securities (common stock) of the Company at June 20, 2020, and (ii) Props Tokens as of June 30, 2020, for:

●	each person, or group of affiliated persons, who we know beneficially owns more than 5% of our common stock;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

The percentage of common stock ownership shown in the table is based upon 92,854,286 shares of common stock outstanding as of June 20, 2020. The percentage of Props Token ownership shown in the table is based upon 464,222,135 Props Tokens issued or issuable as of June 30, 2020, including (i) the 280,253,553 Props Tokens issued or issuable as described under “Other Offerings” and (ii) all 180,000,000 Props Tokens currently being offered hereby (assuming all such Props Tokens are issued).

Information with respect to beneficial ownership of our common stock has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership of our common stock in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Any options granted to our named executive officers that may be exercised prior to the vesting of the underlying shares are subject to our right to repurchase such shares until such shares have vested. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o YouNow, Inc., 161 Bowery, 6th Floor, New York, New York 10002.

	Beneficial Ownership of YouNow, Inc. Common Stock			Beneficial Ownership of Props Tokens
Name of Beneficial Owner	Shares		Percentage	Tokens(9)		Percentage
5% Stockholders:
Entities associated with Venrock	31,767,261	(1)	34.212%	—		*
Entities associated with Union Square Ventures	13,509,847	(2)	14.550%	3,571,429	(10)	*
Shatki Group	4,259,029	(3)	4.587%	—		*
Zeev Ventures II, L.P.	17,861,157	(4)	19.236%	—		*
Directors and Named Executive Officers:
Adi Sideman	11,898,327	(5)	11.879%	55,253		*
Yonatan Sela	6,694,417	(6)	6.728%	44,506		*
Oren Zeev	24,097,702	(7)	25.952%	40,000		*
Andy Weisman	13,509,847	(2)	14.550%	3,611,429	(10)	*
David Pakman	31,767,261	(1)	34.212%	40,000		*
Shaival Shah	394,365	(8)	*	40,000		*

All directors and executive officers as a group (6 persons)	88,364,919		82.389%	3,831,188		*

*	Represents beneficial ownership of less than 1%.

(1)	Consists of (i) 14,076,660 shares of Series B Preferred stock converted to common and 15,377,946 shares of Series B-1 Preferred stock converted to common held by Venrock Associates VI, L.P.; and (ii) 1,105,241 shares of Series B Preferred stock converted to common and 1,207,414 shares of Series B-1 Preferred stock converted to common held by Venrock Partners VI, L.P. Venrock Management VI, LLC and Venrock Partners Management VI, LLC (together, the “Management Entities”) are the sole general partners of Venrock Associates VI, L.P. and Venrock Partners VI L.P., respectively, and may be deemed to own these shares. David Pakman is a member of each of the Management Entities and ,as such, he may be deemed to share voting power and investment control over the shares held by Venrock Associates VI, L.P. and Venrock Partners VI, L.P. For purposes of this table, beneficial ownership of those shares is attributed both to the entities associated with Venrock and to Mr. Pakman. Each of these entities and David Pakman disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein. Voting and dispositive decisions for these shares are made by the Management Entities, each of which has more than three members.

(2)	Consists of (i) 1,596,768 shares of Series A-1 Preferred stock converted to common, 2,456,665 shares of Series A-2 Preferred stock converted to common and 2,065,025 shares of Series B Preferred stock converted to common held by Union Square Ventures 2012 Fund, LP; (ii) 6,888,220 shares of Series B-1 Preferred stock converted to common held by USV 2012, LP; and (iii) 61,771 shares of Series A-1 Preferred stock converted to common, 95,037 shares of Series A-2 Preferred stock converted to common, 79,886 shares of Series B Preferred stock converted to common and 266,475 shares of Series B-1 Preferred stock converted to common held by USV Investor 2012 Fund, LP. Andy Weissman is a managing partner at Union Square Ventures and, as such, he may be deemed to share voting power and investment control over the shares held by Union Square Ventures 2012 Fund, LP, USV 2012, LP and USV Investor 2012 Fund, LP. For purposes of this table, beneficial ownership of those shares is attributed both to the entities associated with Union Square Ventures and to Mr. Weissman. Each of these entities and Andy Weissman disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein. Voting and dispositive decisions for these shares are made by the members of the managing partners at Union Square Ventures: Frederick Wilson, R. Bradford Burnham III, Albert Wenger, John Buttrick, and Andy Weissman.

(3)	Consists of (i) 48,938 shares of common stock, (ii) 1,275,765 shares of Series A Preferred stock converted to common, (iii) 637,899 shares of Series A-1 Preferred stock converted to common, (iv) 1,020,631 shares of Series B Preferred stock converted to common, and (v) 1,275,796 shares of Series B-1 Preferred stock converted to common. Shakti Group disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

(4)	Consists of 17,861,157 shares of Series B-1 Preferred stock converted to common. Zeev Ventures II, L.P. disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

(5)	Consists of (i) 4,527,086 shares of common stock; and (ii) 63,792 shares of Series A-2 Preferred stock converted to common and 7,307,449 shares of the Company’s common stock underlying options owned by Mr. Sideman with an exercise price of $0.05. 100% of the option grants fully vested at issuance on April 18, 2019.

(6)	Consists of (i) 108,000 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (ii) 55,583 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (iii) 54,687 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (iv) 75,000 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (v) 28,125 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05; (vi) 71,604 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05 and (vii) 3,080,793 shares of the Company’s common stock underlying options owned by Mr. Sela with an exercise price of $0.05. One-quarter (1/4) of the shares subject to the first three option grants shall vest on the first anniversary of its respective commencement date, which is either January 14, 2015, September 1, 2015 or August 4, 2016, respectively, with each of the following three option grants vesting 1/48th monthly from its respective commencement date, which is either January 1, 2017, January 10, 2018 or May 1, 2018, with each of the following one option grant vesting 1/12th monthly from its respective commencement date, which is December 31, 2019 subject to Mr. Sela’s continuing to be a Service Provider (as defined in the Plan) through each such vesting date.

(7)	Consists of: (i) 48,938 shares of common stock, 1,275,765 shares of Series A Preferred stock converted to common, 637,899 shares of Series A-1 Preferred stock converted to common, 1,020,631 shares of Series B Preferred stock converted to common, and 1,275,796 shares of Series B-1 Preferred stock converted to common held by Shatki Group; (ii) 17,861,157 shares of Series B-1 Preferred stock converted to common held by Zeev Ventures II, L.P.; and (iii) 1,275,799 shares of Series A-1 Preferred stock converted to common and 701,717 shares of Series A-2 Preferred stock converted to common held by Zeev Children Trust. Voting and dispositive decisions are made by general partner Oren Zeev. For purposes of this table, beneficial ownership of such shares is attributed to each of the named entities and also to Mr. Zeev. Each of these entities and Oren Zeev disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(8)	Consists of: (i) 51,054 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Shah with an exercise price of $0.05; (ii) 9,375 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Shah with an exercise price of $0.05 and (iii) 103,315 shares of YouNow, Inc.’s common stock underlying options owned by Mr. Shah with an exercise price of $0.05. Mr. Shah’s first option grant is fully vested, and his second option grant vests 1/4th after one year from its commencement date, which is January 1, 2018, and thereafter the remaining balance vests 1/36th monthly. His third option grant vests 1/36th monthly from its commencement date, which is January 1, 2019. Mr. Shah disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(9)	Includes 464,222,135 Props Tokens issued or issuable as of June 30, 2020, including (i) the 280,253,553 Props Tokens issued or issuable as described under “Other Offerings” and (ii) all 180,000,000 Props Tokens currently being offered hereby (assuming all such Props Tokens are issued).
(10)	Includes 3,571,429 Props Tokens held by entities associated with Union Square Ventures and 40,000 Props Tokens held by Andy Weissman. Andy Weissman is a managing partner at Union Square Ventures and, as such, he may be deemed to share control over the Props Tokens held by entities associated with Union Square Ventures. See Note (2) to this table.

DESCRIPTION OF THE PROPS TOKENS BEING OFFERED

Ownership of Props Tokens

Props Tokens are Ethereum-based and “ERC-20”-compliant cryptographic tokens, which means that they are a digital asset existing on the Ethereum blockchain. The rules governing basic functions of the Ethereum-based “smart contract” that creates Props Tokens (the “Token Code”) adhere to widely-known conventions. See “—Terms of the Token Code” below for additional information about what these conventions are. Ownership of Props Tokens, therefore, is only recorded in a record inscribed in the Ethereum blockchain.

This ownership is evidenced through the association of a certain number of Props Tokens with a particular public key or wallet address as recorded on the Ethereum blockchain. See “—Token Transfers” for additional information about the process of associating Props Tokens with a public key or wallet address on Ethereum.

The initial associations with certain wallet addresses in the Token Code were as described in “—Token Supply.” Each such wallet and public key will have an associated private key, and in order to control the Props Tokens associated with a particular public key, including to send Props Tokens to another person as described under “—Token Transfers,” the token holder must prove she also controls the private key. Control of the private key is, in turn, proved by providing a digital signature on any digital record addressing Props Token operations associated with the public key—which signature can only be made if the holder knows the private key. As a result, control or knowledge of the private key associated with a wallet and public key determines a Props Token holder’s ability to control any Props Tokens issued to her. Props Tokens are not otherwise tracked, are not designated by a specific serial number or other unique identifier, and are, therefore, interchangeable and fungible.

As a result of the importance of controlling the private key associated with a wallet and public key address, it is necessary for a Props Token holder to ensure the security and privacy of a private key associated with the wallet and public key holding Props Tokens. If the private key is lost, the Props Token holder will no longer be able to control the Props Tokens. This will result in the holder’s inability to transfer the Props Tokens, though the holder may still be able to use the Props Tokens in Props Apps that already associate the holder with the wallet and public key address. If, however, the private key is stolen or otherwise shared with another person, the other person will be able to control the Props Tokens associated with that wallet and public key address, and as a result, may transfer the Props Tokens to another person, thereby denying the Props Token holder the use of Props Tokens in an app, for example. See “Risk Factors—As a holder of Props Tokens, you will be responsible for securing and maintaining your private keys and otherwise following cybersecurity best practices. Failure to do so may result in the loss of all your tokens” for more information about the necessity of keeping private keys safe.

Terms of the Token Code

The Token Code defines rules as to what network operations can be performed on the Props Tokens. These rules constitute the terms of the “smart contract” and define what holders of Props Tokens may do with a Props Token on the Ethereum blockchain. The Token Code conforms to the “ERC-20” technical standard for “smart contracts” on the Ethereum blockchain, which is a technical standard that requires certain basic rules that define how the Token Code functions. These basic functions are generally described below:

●	totalSupply: This function allows any user to query the Token Code to determine the total number of Props Tokens that may be issued by the Token Code.

●	balanceOf: This function allows any user to query the Token Code to determine the total number of Props Tokens held by a particular wallet address.

●	transfer: This function allows users with a wallet address associated with Props Tokens to send any amount of those Props Tokens to another wallet address.

●	approve: This function allows users with a wallet address associated with Props Tokens to give permission to an external “smart contract” to transfer an amount of their Props Tokens. This is the standard way for contracts to interact with tokens, and a requirement for the ERC-20 specification.

●	allowance: This function allows any user to query the Token Code to determine the total number of Props Tokens a particular wallet address has “approved” to a contract.

●	transferFrom: This function allows a “smart contract” which has previously been “approved,” to transfer a user’s Props Tokens, up to the approved allowance.

●	settle: A special type of transfer that only Props App developers may perform, when sending Props Tokens to their users, which logs additional metadata to differentiate from regular transfers.

In addition to these basic, ERC-20-defined rules, our Token Code also provides for extra rules, in addition to the minimum standards for compliance with ERC-20, with the material terms generally described below:

●	ownable: Certain functionality under the “smart contract” is limited to an owner, or “Controller,” as noted below. See “Description of The Props Network” and “Description of The Props Network—Props PBC” for additional details about the Controller.

●	upgradeable: The Controller can deploy a new version of the Token Code. We may use this functionality to make changes to the Token Code as described under “—“Smart Contract” Modifications and Changes to Token Functionality.”

●	mintable: The Controller can create tokens (i.e., create them and send them to a wallet address). This function is performed for the issuances to Props PBC and the initial creation of Props Tokens to be held by the Company and the Protocol Rewards Engine “smart contract.” Primary issuances by the Company are effected through transfers from the Company’s wallet to a third party’s wallet address.

●	fixed supply: The Token Code has a maximum supply, set to 1,000,000,000 which is the maximum number of Props Tokens that can be created. This can only be changed by using the “upgradeable” function described above. See “—Token Supply” for additional details regarding changes to the maximum supply of Props Tokens.

●	presigned transfer: Allow Props Token holders to authorize the transfer of their tokens, but let a third party pay the “gas” fee on their behalf. See “—Token Transfers” for additional detail.

●	bondable: This function will be disabled upon qualification, but, in the future, it will allow Props Token holders to “bond” a portion of their Props Tokens by using this function, which puts the bonded Props Tokens in a locked, non-transferable state. Running this function will also allow the holder to unbond any Props Tokens the holder previously bonded. Upon unbonding Props Tokens, there will be a 45 day waiting period before they can be transferred again. This function would be used in connection with a Validator’s participation in any future requirement that a Validator “stake” tokens in order to participate as a Validator. See “Description of the Props Network—The Validators” for additional detail regarding these plans for potential, future staking. In other words, Validators could be required to run this function in order to participate as a Validator. This bonding function would only be required of persons who are performing important functions for the Props Network, like Validators. The 45 day waiting period after unbonding was chosen by the Company as a means to provide such important participants additional disincentives to perform malicious actions that could harm the value of Props Tokens. For example, upon incorporation of a staking requirement for Validators, a Validator cannot sell or transfer these Props Tokens during the time the Validator is in a position to act maliciously—and for a period of 45 days thereafter.

We have provided a copy of the rules of the Token Code as an exhibit to the offering statement that includes this offering circular. Undetected bugs or flaws in the “smart contract” implementing software, however, may result in a failure of the network to observe all the rules outlined below, which could compromise the usefulness of the tokens and, as a result, their value. See “Risk Factors—The Props Network, including the Protocol Rewards Contract, relies on software and programming that is complex, and if it contains undetected errors, the Props Network could be adversely affected.” for additional details.

In order to run any of these functions, a user must be running certain software—either Ethereum node software, which may be accessed at https://www.ethereum.org/build/, or “wallet” software compatible with Ethereum, including for example, Coinbase Wallet, Trust Wallet, Metamask, and others. Upon running the Ethereum node software, the user will be able to submit transactions to the Ethereum network to run the above-described functions in the Token Code. Many users may, however, find that running “wallet” software is an easier way of interacting with Ethereum “smart contracts” like the Token Code. Upon running wallet software, a user will be able to submit transactions to the Ethereum network to perform the “transfer” function, and for many users, we would expect this will be the only function of importance. To submit transactions to the Ethereum network to run the other functions within a wallet, users will need to load a decentralized app (dapp) user interface within the wallet specific to the Token Code, which is often referred to as a “dapp browser,” to interact with the Token Code. Anyone can build one of these interfaces for wallet software and make it publicly available. The Company may build such an interface if there is a demand for users to access the non-“transfer” functions and no other interfaces are available.

In order to submit a transaction to the Ethereum network to perform any of these Token Code operations, a user will have to prove she has access to the private key paired to public key by providing an appropriate digital signature to the digital record of the network operation. See “Ownership of Props Tokens” above for additional discussion regarding private keys. Further, in order to perform any of these functions, a transaction should include both a “gas” payment as described under “—Gas Payments and Token Transfers” and any information necessary to complete the function. For example, in order to complete a “transfer” function, the user must include information about the addressee. See “Token Transfers” for additional information regarding this function. The specific types of information and formatting required in order to run each of these functions is defined in the Token Code.

Receiving Props Tokens

You may receive Props Tokens in the ways described in “Plan of Distribution.” For more specific descriptions of the ways you may receive Props Tokens in connection with the Props Live Video App rewards system, see “Annex A: Props Live Video App Plan of Props Token Usage.” For more specific descriptions of the ways you may receive Props Tokens in connection with the Third Party Developer App, see “Annex B: PeerStream Plan of Props Token Usage.”

Any rewards and grants are, however, made subject to additional administrative steps and checks that must be completed prior to a Props App user or grantee claiming Props Tokens. Users and grantees will only be able to receive Props Tokens when they have completed all of these necessary steps. Below, we have described the steps that must be taken, subsequent to completing the in-app activities necessary to earn rewards or grants, in order to receive Props Tokens from us.

Steps to Be Taken By the User

Prior to any issuance of Props Tokens to any person, a recipient will be required to complete KYC and AML procedures, complete all requested tax forms, and complete any other documentation we may require. See “Plan of Distribution” for additional details. In addition, if the recipient is receiving Props Tokens in connection with a Props App rewards program, the app user must complete all additional steps required by the relevant Props App, including anything required by the Props App’s terms of use, in order to receive Props Tokens in connection with the rewards program. See “Annex A: Props Live Video App Plan of Props Token Usage” and “Annex B: PeerStream Plan of Props Token Usage” for discussion of these steps in the specific context of app rewards for users of these Props Apps.

Once a recipient has completed these steps and regardless of the method through which Props Tokens are being provided, receipt of Props Tokens requires a “wallet”—which is the form in which a public key can be presented and recorded on the Ethereum blockchain. Wallet addresses are associated with Props Token ownership and, therefore, may be used to indicate the ownership of digital assets. Any “wallet” software compatible with Ethereum will support interaction with Props Tokens, and the Company is aware of several wallet providers that satisfy this requirement, including Coinbase Wallet, Trust Wallet, Metamask, and others. In the Props Live Video App, the Coinbase Wallet is recommended, but users are permitted to link any wallet software compatible with Ethereum. Users generally may establish a wallet through these services with little or no information, though users may be required to choose a password or other basic account information with the provider. Props Tokens may be received into wallet accounts in any amounts, including in fractional amounts of a whole Props Token.

Users may also be required to affirmatively “claim” Props Tokens before Props Tokens can be issued to their wallet, a process which may be established by each Props App prior to the issuance of Props Tokens to that user. Within the Props Live Video App, for example, users can view the number of Pending Props they have received, the number of Pending Props that represent the number of Props Tokens that can be issued to their Wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet”.

Props Tokens may be received into wallet accounts in any amounts, including in fractional amounts of a whole Props Token. In order for a transaction on the Ethereum blockchain to be initiated to cause the requisite number of Props Tokens to be associated with a “wallet” controlled by the user or grantee and thereby issue and settle a transaction in Props Tokens, the user or grantee must provide a wallet address.

Steps to Be Taken by the Props App

Once the above steps have been completed, if Props Tokens are being distributed in connection with an app rewards program, rewards may still subject to the completion of additional steps to be completed by a Props App before Props Tokens may be awarded to the user. Props Tokens may only be distributed to users after the completion of a Props App’s own processes to confirm that rewards are validly issued pursuant to the Props App’s terms of use. These extra app-specific requirements that may be imposed by individual Props Apps may vary depending on the requirements and the use case of the particular Props App. For example, the Props Live Video App imposes additional requirements related to fraud checks that delay the issuance of Props Tokens to users. See “Annex A: Props Live Video App Plan of Props Token Usage.” In addition, Props Apps may only complete these processes on certain dates or times.

After the completion of all of these steps, a transaction will be initiated on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet” specified by the user. See “—Token Transfers” for additional information regarding Props Token transfers.

Users must affirmatively “claim” their Props Tokens, as described in “—Steps to be Taken By the User.” Props Apps users who have completed the steps described under “—Steps to Be Taken By the User” may only receive Props Tokens on a delayed basis. Final settlement will only be made once the transfer of Props Tokens to the user’s wallet is confirmed by Validators on the Ethereum blockchain. Upon initiation of this transaction, a corresponding number of Pending Props may be canceled from the user’s account at that Props App.

Prior to settlement, users and other participants have no right to receive Props Tokens, and if the Company or the operator of a Props App were to dissolve or liquidate, or to reward users of that Props App with Props Tokens, then certain users and other participants will have no right to receive Props Tokens, and they may never receive these Props Tokens.

Pending Props in Props Apps

Prior to receiving Props Tokens, Props App users may receive indication within a Props App that they may be entitled to receive Props Tokens in the future, upon the completion of additional necessary steps. This may, for example, be shown as “pending Props Tokens” (which we refer to as Pending Props) or with another indication within the Props App that additional steps are necessary for actual Props Tokens to be claimed. Users may see this indication upon contributing content to an app, otherwise participating in broadcasts or if they receive enough other virtual goods that they would be entitled to receive Props Tokens under an app’s rewards program. For example, a user of the Props Live Video App may receive indication within that app that she has “pending Props Tokens” after completing a broadcast that garnered much interest from other users. See “Annex A: Props Live Video App Plan of Props Token Usage.” In addition, Props Live Video App users and Third Party App Developer app users offered one-time discretionary grants for the purposes of “grandfathering” social status as described under “Annex A: Props Live Video App Plan of Props Token Usage” and “Annex B: PeerStream Plan of Props Token Usage” will also receive Pending Props to be associated with their Props App accounts. The same may apply to users of other Props Apps.

These users will not, however, receive Props Tokens immediately; these users would only receive Props Tokens upon the user’s completion of all required steps described under “Description of the Props Tokens Being Offered—Receiving Props Tokens—Steps to be Taken by the User” (and, in the specific case of the Props Live Video App, the steps described under “Annex A: Props Live Video App Plan of Props Token Usage”) and upon the Props Apps’ completion of all required steps described under “Description of the Props Tokens Being Offered—Receiving Props Tokens—Steps to Be Taken by the Props App” (and, in the specific case of the Props Live Video App, the steps described under “Annex A: Props Live Video App Plan of Props Token Usage”). All of these steps must be completed in order for the user to receive Props Tokens in connection with the use of any Props Apps.

Pending Props are accounting mechanisms used by the Props Network participants to signify who is provisionally entitled to receive Props Tokens because they have completed certain in-app activities or received one-time discretionary grant rewards. These in-app activities and the grant offer are necessary but not sufficient for receiving Props Tokens; users who have Pending Props have only an indication that they may receive Props Tokens upon the completion of additional steps necessary to earn them as described under “Description of the Props Tokens Being Offered—Receiving Props Tokens—Steps To be Taken By the User” and the completion of the settlement procedures described under “Description of the Props Tokens Being Offered—Receiving Props Tokens—Steps To be Taken By the Props App.” As such, Pending Props are non-transferrable and exist entirely within the Props Blockchain—the sidechain shared only among Props Apps. Each Props App will be able to record Pending Props on the Props Blockchain, so that all other Props Apps may read these balances and similarly afford that user the benefits of Pending Props. See “Description of the Props Network—The Props Blockchain—Pending Props” for additional details regarding the process of recording Pending Props to the Props Blockchain.

Props Apps may assign provisional functionality to users having recorded Pending Props, which may include social media-related benefits. In the future, these functionalities will not in all cases be co-extensive with the functionalities of Props Tokens. See “Description of the Props Tokens Being Offered—Functionality for Users” and “Annex A: Props Live Video App Plan of Props Token Usage” for additional details.

Users holding Pending Props may forfeit them upon a violation of the terms and conditions of the Props App that issued the Pending Props, as described in each app’s terms of use. See “—The Props Blockchain—Pending Props” for additional details on this process. As a result, users that would, for example, obtain rewards fraudulently will never be entitled to receive Props Tokens for the activity, and Props Apps on the Props Network are thereby afforded some protection from having to reward Props Tokens for, for example, fraudulent activity. Further, Pending Props may expire if a user does not complete the steps described under “Description of the Props Tokens Being Offered—Receiving Props Tokens—Steps to Be Taken by the Use” within 120 days of receiving them. As a result, if a user that is given Pending Props in connection with in-app activities or in connection with our one-time discretionary grant offer simply fails to complete the steps described in “Description of the Props Tokens Being Offered—Receiving Props Tokens—Steps to Be Taken by the User,” the Props App user may never obtain Props Tokens. Each Props App, including the Props Live Video App, may cancel any such Pending Props. The Company does not anticipate any Props App Developer exercising this discretion to revoke Pending Props. If any Props App Developer were to determine to exercise this discretion to revoke Pending Props, the Company anticipates that the Props App Developer would communicate with any user with such Pending Props prior to revoking them.

In order to limit the role of Pending Props on the Props Network and encourage users to complete KYC and AML checks, Props Apps may limit the number of Pending Props a user may accrue if she has not yet completed the types of steps described under “—Receiving Props Tokens—Steps to Be Taken by the User.” For example, the Props Live Video App may limit the number of Pending Props a user may accrue if she has not completed the steps described under “Annex A: Props Live Video App Plan of Props Token Usage.”

Pending Props are features designed to improve Props App user rewards programs, and as such, enable Props Apps to track in real-time who is entitled to receive rewards and provisionally allow users to enjoy some of the benefits of earned Props Tokens while users wait for Props Tokens to be issued on the Ethereum Blockchain. Further, Pending Props are Props App features only associated with earning Props Tokens in Props Apps, and as such, are only recorded on the Props Blockchain for participants in the YouNow Offering—and are not recorded for participants in our other offerings.

Functionality for Users

Props Tokens are digital assets that may entitle holders to access premium features on Props Apps and, also, share these experiences by, potentially, transferring Props Tokens to content creators, friends or other users of the Props App, or otherwise transferring Props Tokens to any other person as described in “—Token Transfers.” Upon qualification of this post-qualification amendment, there will be two Props Apps. The first app was created by the Company: the Props Live Video App, a livestreaming application. The Company operated the Props Live Video App through February 29, 2020, and then, pursuant to an asset sale agreement executed February 26, 2020, transferred the operation of the Props Live Vide App to a third party acquirer. See “Description of Business—Sale of the Props Live Video App.” Props Token holders are entitled to premium features in this app simply for holding a sufficient numbers of Props Tokens and need not “spend” them in order to enjoy these features. See “” for an example of the specific functionalities built into the Props Live Video App for Props Tokens. In addition, the Third Party Developer will has incorporated functionality for Props Tokens into the Third Party Developer App. See “Annex B: PeerStream Plan of Props Token Usage” for additional information. Additional Props Apps may, in the future, incorporate specific functionalities as well.

We believe that the Props Network and the Protocol Rewards Engine will, now that apps developed by third parties are being added to the Props Network, incentivize app developers to attract Props Token holders to actively use their apps by giving Props Tokens additional functionality. We also expect that Props App Developers will enable Props Apps to implement functionalities for Props Tokens in a way that best fits their use case, community and user experience. It is, therefore, expected that Props Tokens will be used differently across the Props Network. Any app developers working to create future Props Apps will have this significant discretion with respect to the functionality that Props Tokens have for users—and developers may create less functionality for Props Tokens or even remove functionalities previously provided in other Props Apps. It is likely that the main check or limitation on this discretion will be that exercised, if at all, by granting or not granting a new app access and connection with the rest of the Props Network.

We expect, however, that Props Apps will incorporate functionality for Props Tokens on terms generally consistent with those the Company created in the Props Live Video App. Third party app developers are likely to seek to use Props Tokens in their apps to enrich user experience in a way that incentivizes more active use of apps and, in turn, enriches experiences for other users. These types of functionalities would also, likely be the type of functionalities created in apps that would become part of the Props Network. See “Description of the Props Network—Props PBC” for additional details regarding admitting new apps. Accordingly, we expect that functionality for Props Apps will generally entitle users to the types of functionalities described below:

●	Application-specific premium features. Props Tokens may entitle holders to enjoy key features in apps, including, for example, the power to “upvote” or recommend content, a business or a service provider to other users, discounts for the purchase of in-app services, currencies or other in-app virtual goods, additional gameplay features like extra games or content only available to Props Token holders and the ability to vote on various matters relating to the rules of an App, its content, rules or desired features, as more fully described below. Both Props Apps have premium features for Props Tokens. See “Annex A: Props Live Video App Plan of Props Token Usage” and “Annex B: PeerStream Plan of Props Token Usage” for additional information.

●	Unit of value transfer across Props Apps. Props holders may in the future be able to send each other Props Tokens directly, in order to transfer value from one user’s wallet to another. See “—Token Transfers” for additional details regarding transfers.

●	Network Reputation and Status. If a user with Pending Props has linked a wallet address with a Props App, a Props App will be able to read the number of Props Tokens each user has on the Ethereum blockchain (each, a “Props Balance”) and the number of Props Tokens each user may be entitled to receive from a Props App in the future, as recorded to the Props Blockchain (“Pending Props”). See “Description of the Props Tokens Being Offered—Pending Props.” Because the Props Tokens earned in any single app are fungible and the same as those that can be earned in any other app, this feature of the Props Network will allow users to, effectively, “port” their reputation and status across Props Apps and maintain a network-wide reputation and status.

●	In-App Voting. As described above, we anticipate that one in-app feature that will be offered within Props Apps, in the future, is the ability for Props Token holders to vote on in-app matters. We anticipate that all Props Token holders who use an app conducting a vote will be able to participate in such votes—though this would be within the discretion of the particular app. If permitted by the terms of the Props App conducting such a vote, the respective officers, directors, and affiliates who are natural persons of the Company and Props PBC may participate in such votes. Props Apps may, additionally, choose to allow Pending Props holders to vote on in-app matters. Notices apprising users of voting opportunities will be communicated within the Props App in order to ensure each user is able to review information about the in-app vote, as well as through social media. The results of any of these votes will be similarly communicated.

●	Props Network Voting. In addition, in the future, Props Token holders may be able to provide advisory votes on key issues affecting the Props Network, including the terms of the Token Code and the total amount of Props Tokens that it may issue, changes to the algorithm in the Protocol Rewards Contract or other updates to the Props Network “smart contracts.” See “Description of the Props Network—The Token Code” for additional details regarding Token Code terms. At a later stage in the Props Network’s development, we may also allow Props Token holders to vote on the choice of Validators. We anticipate that all Props Token holders will be able to participate in such votes. Additionally, the respective officers, directors and affiliates of the Company (other than Props PBC and the Company) may participate in such votes. Pending Props holders will not be able to participate in such voting. Notices apprising Props Token holders of voting opportunities will be communicated on the www.PropsProject.com/offering website, through a Form 1-U and through social media channels. The results of any of these votes will be similarly communicated.

We anticipate that additional functionalities for Props Tokens will be added in the future. See the section of this offering circular captioned “Description of Business—Development Strategy” for further details. In all cases, however, the functionality of Props Tokens in any particular Props App will be subject to the terms and conditions of that Props App, and users may be denied the functionalities in accordance with the Props App’s terms and conditions.

In order for a Props App user to use Props Tokens in a Props App, the user may be required to “link” a wallet with the Props App, which may require verification steps. In the Props Live Video App, for example, users must “link” a wallet with a user’s account. See “Annex A: Props Live Video App Plan of Props Token Usage” for additional information.

Token Supply

The initial terms of our Token Code will provide for the issuance of no more than 1,000,000,000 Props Tokens. Initially, 400,000,000 of these Props Tokens will be reserved for issuance pursuant to the Protocol Rewards Engine’s daily app rewards and Validator rewards; 516,500,000 Props Tokens will be allocated to wallets controlled by the Company; and 83,500,000 Props Tokens will be issued to wallets controlled by Props PBC. We believe we have strategically earmarked these Props Tokens for uses in a way to best encourage the growth of the Props Network. Of the total number of Props Tokens available to be issued, we group these intended uses under five categories, as described below:

●	We anticipate that all of the 400,000,000 Props Tokens reserved for issuance pursuant to the Protocol Rewards Engine will be used for daily app rewards or as Validator rewards. See “Description of the Props Network—The Token Code” for additional details. Of the 400,000,000 Props Tokens allocated for this purpose, we are qualifying with the offering statement in which this offering circular is included up to 100,000,000 Props Tokens for distribution. In the future, we intend to issue the remaining 300,000,000 Props Tokens in reliance on the exemption from registration provided by Regulation A. See “Description of the Props Token’s Role in Helping to Align Incentives of Network Participants—Incentives for Props App Content-Creators and Other Props App Users” and “—Sales By App Developers.” The sum of the maximum “aggregate offering price” and “aggregate gross sales”, as those terms are defined in Rule 251(a) of the Securities Act, of all of our offerings under Regulation A may not exceed $50,000,000 in any twelve month period.

With respect to daily rewards, we expect that approximately 0.03475% of the remaining Props Tokens in the total pool to be allocated for issuance to operators of Props Apps or to end users each day.

With respect to Validator rewards, each day, approximately 0.001829% of the remaining Props Tokens in the total pool will be allocated for compensation to Validators for their efforts in maintaining the Props Blockchain. The Validator rewards due to the Company in connection with its efforts as a Validator will be allocations to the Company—which will effectively allow the Company to then make primary distributions as further described in “Plan of Distribution” or in transactions not qualified under this offering circular, for cash. Validator rewards due to third party Validators will be paid as further described in “Plan of Distribution” and under “Description of the Props Network—The Protocol Rewards Engine—Validator Rewards Allocations.”

●	We anticipate that all of the 83,500,000 Props Tokens issued to wallets controlled by Props PBC in a private placement will be distributed by Props PBC on a discretionary basis in the form of grants or expense reimbursements to developers building either applications on the Props Network or Network infrastructure, strategic content partners and other entities directly supporting the growth of the Props Network or, in transactions not qualified under this offering circular, sold for cash proceeds. Of the 83,500,000 Props Tokens that will be issued to wallets controlled by Props PBC, we are qualifying with the offering statement in which this offering circular is included up to 45,000,000 Props Tokens for distribution. In the future, we may qualify these distributions by Props PBC under Regulation A. See “Description of the Props Token’s Role in Helping to Align Incentives of Network Participants—Grants to Key Network Participants” and “—Sales by Props PBC to Support its Operations.” The sum of the maximum “aggregate offering price” and “aggregate gross sales”, as those terms are defined in Rule 251(a) of the Securities Act, of all of our offerings under Regulation A may not exceed $50,000,000 in any twelve month period.

●	We anticipate that approximately 280,000,000 of the Props Tokens allocated to wallets controlled by the Company will be issued by the Company in connection with the one-time discretionary grants qualified under this offering circular, grants to individuals or entities who provide valuable services to our platform, including, for example, our content reviewers and moderators and to the Company’s equity investors, and current and future employees, subject to certain vesting requirements. 33,000,000 of these Props Tokens will be issued pursuant to the offering statement in which this offering circular is included in connection with the one-time discretionary grants to Props Live Video App users. 2,000,000 of these Props Tokens will be issued pursuant to the offering statement in which this offering circular is included in connection with the one-time discretionary grants made to users of the Third Party Developer App. The Company intends to issue the remaining 227,000,000 Props Tokens to the Company’s equity investors, and current and future employees, in reliance on the exemption from registration provided by Regulation D, though in the future, Props Tokens issued to current and future employees could be issued in compliance with Rule 701 under the Securities Act. We may, however, determine to use these Props Tokens to finance the Company’s operations or for other purposes in the future.

●	We anticipate that approximately 201,149,025 of the Props Tokens allocated to wallets controlled by the Company will be distributed to persons who received or may receive rights to receive Props Tokens in private placements. We anticipate that these Props Tokens will be issued in compliance with Regulation D under the Securities Act. See “Description of Business—Development Strategy—Token Sales” and “Other Offerings” for additional information, including for information regarding Props Tokens that have already been distributed.

●	We anticipate that 40,000,000 of the Props Tokens allocated to wallets controlled by the Company will be distributed to advisors or service providers who received or may receive rights to receive Props Tokens as compensation subject to certain vesting requirements. We anticipate that these Props Tokens will be issued in compliance with Regulation D under the Securities Act. See “Description of Business—Development Strategy—Token Sales” and “Other Offerings” for additional information, including for information regarding Props Tokens that have already been distributed.

The total number of issuable Props Tokens is controlled by the Token Code. The Token Code’s terms, including the number of total Props Tokens issuable, may be updated and changed in the future. Props PBC will be the Controller – the owner of the account with the ability to effect these changes to the Token Code -- and may, therefore, effect this change. Further, it is possible that it may be necessary for Props PBC to effect this change at some point in the future; because of the fixed number of Props Tokens and the incentive structures designed for the Props Network described in “Description of the Props Token’s Role in Helping to Align Incentives of Network Participants,” it is possible that key network participants will not be adequately incentivized by Props Tokens as the number of Props Tokens allocated or issued decreases over time, if the value of Props Tokens does not rise in the future. See “Risk Factors—We may need to increase the total number of Props Tokens issuable by the Token Code in order for the Props Network to operate in the future.”

Factors Affecting the Value of Props Tokens

The fair market value of your Props Tokens will be difficult to predict. However, we expect the commercial value of Props Tokens on the network to at least be an important factor in the determination of such value. This commercial value will depend on the number of applications on the Props Network, the number of users using those applications, and the frequency with which those applications require or encourage the use of Props Tokens. We believe that holders of Props Tokens may obtain a financial stake in the Props Network, meaning the ability to participate in an increase in the value of Props Tokens if the use of our platform increases and results in an increase in the demand for, and therefore the value of, Props Tokens. The total number of Props Tokens available at any time relative to their potential use on the Props Network, and the potential increase in that number, will affect the value of your Props Tokens, and may dilute that value significantly. See “Risk Factors—The value of your Props Tokens will, in part, depend on the supply relative to demand for Props Tokens in the Props Network. Because we anticipate issuing a significant number of Props Tokens in the future, both through the Protocol Rewards Engine and, potentially, through direct issuances, the value of Props Tokens will likely be diluted and demand for Props Tokens from Props Network users will need to increase in order for Props Tokens to maintain their value.” Further, there is no guarantee that a person who receives Props Tokens in one type of distribution will receive terms that are equally or more advantageous than the terms of another type of distribution, and not all forms of distribution will be available to all individuals.

These factors will, in turn, depend on many factors outside of our control, making the value of the Props Tokens difficult to predict. In addition, the liquidity of the Props Tokens may influence their fair market value, which may depend on the existence of secondary trading platforms. Any secondary market prices may reflect valuation for speculative purposes, which may or may not reflect the underlying value of the tokens. See “Risk Factors—The prices of digital assets like the Props Tokens are extremely volatile, and the value of Props Tokens may be materially adversely affected as a result.” There are currently no national securities exchanges or exchanges that have been approved by FINRA or registered under Form ATS with the SEC to support the trading of Props Tokens on a secondary market.

Props Tokens will not provide you with any enforceable rights against the Company, its affiliates, or any third party Props App developer, including any rights to receive payments, any control rights or any claims on assets. Holders of Props Tokens will not receive a right to any repayment of principal or interest, any interest in the profits or losses of the Company, its affiliates, or any Props App Developer, any rights to distributions from the Company, its affiliates, or any Props App Developer, or any legal or contractual right to exercise control over the operations or continued development of the Company, its affiliates, or any Props App Developer. Holders of Props Tokens may not have any right to vote on any matters relating to the Company, its affiliates, or any Props App Developer, including voting for board members. We anticipate that Props Token holders will only be able to vote on in-app matters both within the Props Live Video App and, potentially, other Props Apps and, in the future, we may potentially allow Props Token holders to vote on an advisory basis to help guide Props PBC in making key decisions affecting the Props Network based on their stake of Props Tokens. Further, we are not aware of any binding obligation on the Company with respect to the Props Tokens or the holders of the Props Tokens following the Props Tokens’ delivery. Any profit that you may receive on your holdings of Props Tokens may be based on the commercial utility of the Props Tokens, or on potential capital appreciation associated with the Props Tokens to the extent realizable through trading activity. As a result, information disclosed in this offering circular and elsewhere regarding our company and its ability to build the network may be relevant to the value of your investment, but the relevance may be limited and indirect.

The material terms of the Props Tokens are described under “Description of The Props Tokens Being Offered—Terms of the Token Code.” Further, Props Tokens may have certain functionalities inside of Props Apps either now or in the future, including application-specific premium features, transfer to other users for no payment (“tipping”), voting and network reputation and status. See “Description of The Props Tokens Being Offered—Functionality for Users” for additional detail.

Token Transfers

Receiving Props Tokens requires a “wallet”—which is the form in which a public key can be presented and recorded on the Ethereum blockchain. Wallet addresses are associated with Props Token ownership and, therefore, may be used to indicate the ownership of digital assets. Any “wallet” software compatible with Ethereum will support interaction with Props Tokens, and the Company is aware of several wallet providers that satisfy this requirement, including Coinbase Wallet, Trust Wallet, Metamask, and others. Users generally may establish a wallet through these services with little or no information, though users may be required to choose a password or other basic account information with the provider.

Props Tokens may be transferred by submitting a transaction to the Ethereum network to run the “transfer” function in the Token Code. See “—Terms of the Token Code” above. In order to do this, the user must know the public key wallet address of the intended recipient as generally described above, and include that information in the submitted transaction when running the “transfer” function. If using wallet software, a user will need to fill out the necessary information (recipient and amount), and the wallet will then generate a transaction, which is generally asks the user to confirm. Upon confirmation, the wallet software will cause the transaction to be signed with the user’s private key, which generates a digital signature, and the transaction is then submitted to the Ethereum network.

The Props Tokens that are distributed under this offering circular and issued to users on the Ethereum Blockchain will be transferable (meaning that users will be able to initiate the “transfer” function described above) both outside of Props Apps and, in the future, within Props Apps. In the future, users of any Props App may be able to transfer these Props Tokens to other users of that Props App by tipping other users. Outside of Props Apps, these Props Tokens may be traded using third party wallet software or Ethereum client software, and these trades may be made as part of a secondary trading market (either through an exchange registered with the SEC under Regulation ATS, or a privately run bulletin board), if any such market exists. There are currently no national securities exchanges or exchanges that have been approved by FINRA or registered under Form ATS with the SEC to support the trading of Props Tokens on a secondary market. For further discussion of trading markets, please see “Secondary Markets” below. For further discussion of third party wallet software, please see “—Receiving Props Tokens—Steps to be Taken By the Users” above. The rights to receive Props Tokens pending the completion of processes described in “—Receiving Props Tokens” may not be transferred.

Running this “transfer” function initiates a transaction on the Ethereum blockchain that will submit a record of this communicated transaction to all persons running Ethereum blockchain “node” software. The submission of this transaction is irrevocable once initiated. See “Risk Factors—Props Token transactions may be irreversible, and, accordingly, losses due to fraudulent or accidental transactions or technology failures in your wallet software may not be recoverable” for additional information. Persons acting as Validators of Ethereum transactions on the Ethereum blockchain, which are often referred to as a “miners,” receive indication that the transaction was submitted. In order for the transaction to become a part of the Ethereum blockchain’s record of transactions, an Ethereum Validator must include the transferring transaction in a “block” written to the Ethereum blockchain. See “Risk Factors—The operation of the Props Tokens and the Props Network depends on ongoing Props Token transaction validation efforts, which are conducted, in large part, by third parties that we do not control on the Ethereum blockchain.” This is Ethereum’s process of “mining,” and the result of this process is that the Ethereum blockchain includes a record showing a transaction in which the requisite number of Props Tokens to be associated with a “wallet” specified by the user. When the transaction is added to a block on the Ethereum blockchain by a miner, the transfer function in the Token Code is run, which adjusts the Props Token balances of the sender and receiver.

Generally blocks cannot be removed from the blockchain, but during the validation process for large blockchains like Ethereum, competing blockchains may arise with respect to the last few blocks on the blockchain. As a result, a block is often not considered to be irreversibly on the blockchain until several additional blocks have been added to it and occasionally blocks with a handful of confirmations can be dropped and modified. Applications or other persons that account for Ethereum tokens that do not wait a sufficient period before treating blockchain as permanently written may lose assets and funds in exchange for blockchain payments that are never completed. See “Risk Factors—The technology underlying cryptocurrency and blockchain technology is subject to a number of known and unknown technological challenges and risks that may prevent wide adoption and use of the Props Network and the Props Tokens” for additional information.

To achieve consensus regarding the correct copy of the database, the software creating the blockchain enforces certain rules about writing to the database. Although these rules may vary, they generally include the following:

1.	Records must be valid: Records added to the database must conform to a certain format and follow certain protocol rules. This helps ensure that the nodes on the blockchain network can read the records, but also that the transaction history of records makes sense—that, for example, a user owns the Props Token she is transferring to another user because of the existence of a previous transaction where she took ownership of it. Important to this rule is that the record must generally contain digital signatures from the participants for authentication purposes.

2.	Records must be added in sequence: Blockchains implement rules to ensure that records are written in the correct order. For example, on the Ethereum blockchain each new block written to the blockchain must have appended to it a digital fingerprint of the last block written to the blockchain. Since each new block contains a reference to the previous one and all network operations in a block are ordered within a block, all network operations have a definite ordering.

3.	Adding blocks to the blockchain is expensive or “hard:” This means that if an Ethereum miner wants to add a record or block of records to the blockchain, they must invest something—for example, the computing power necessary to solve a cryptographic puzzle (such as the “proof-of-work”), which is currently used in Ethereum.

4.	Users pick out the longest blockchain available on the network as the correct version: When combined with the previous rules, this makes a blockchain very expensive to successfully forge, because forging a blockchain of a certain number of blocks will require the expenditure of computing power necessary to create a blockchain of that size—and if the blockchain in question is not the longest blockchain on the network, it will not be accepted by other Ethereum users. This is why once a block gets a sufficient number of confirmations on the network—in other words, once a certain number of blocks or network operations have been subsequently added to a version of the blockchain in which it is included—it therefore becomes improbable for anyone to delete or modify a block. This means that, effectively, records can only be added to the blockchain—they can never be deleted.

5.	Independent verification: A computer on Ethereum should be able to independently verify (without contacting any other computer or user) that all the above rules have been complied with when it inspects a copy of the blockchain database that it downloads off of the network-in other words, that the records included are valid, that they contain correct solutions to the mathematical puzzle (or reflect the expenditure of the largest amount of cryptocurrency out of competing blockchains), and that each record is linked to the last one such that no records have been deleted and the database is complete.

“Gas” Payments and Token Transfers

To perform any transactions on Ethereum, including functions with respect to the Token Code, you must pay a “gas” fee. As a result, all transfers of Props Tokens, which will be effected on the Ethereum blockchain, require the payment of transaction fees in the form of “gas” payments. In order to record a transaction on the Ethereum blockchain, including with respect to the issuance or transfer of Props Tokens, the “miners” on the Ethereum blockchain—who maintain and write the publicly-available record of these transactions—must be paid a small “gas” fee to incentivize the performance of their services. Props Token holders incentivize Ethereum Validators to record the transaction in the record comprising the Ethereum blockchain by including this “gas” payment as described below.

This “gas” fee is paid in the form of Ether, the native currency of the Ethereum blockchain. The amount of any “gas” fee to be paid to Ethereum miners may vary and is determined by the person initiating the transaction. If a higher “gas” fee is paid for a transaction, the transaction is more likely to be quickly recorded to the Ethereum blockchain; transactions with lower “gas” fees may take longer to record on the Ethereum blockchain, which could result in delays in a user’s ability to enjoy the benefits of a received Props Token. You will be responsible for paying all gas fees to transfer your Props Tokens, except potentially as described below for certain future transfers effected through the transfer functions inside a Props App. As a result, if you do not own Ether or are unwilling to spend it in connection with the transfer of Props Tokens, you may not be able to transfer Props Tokens.

In the future, the Company expects the operator of each Props App to pay the Ether “gas” fee associated with any transfer of greater than fifty Props Tokens occurring via the transfer functions we plan to provide in the future in each Props App, which may involve “tipping.” See “Annex A: Props Live Video App Plan of Props Token Usage” for additional information regarding plans for future “tipping” in the Props Live Video App. Because the Company expects that the operator of a Props App will not allow in-app transfers or “tipping” of less than fifty Props Tokens, the Company expects that the operator of each Props App will pay the Ether “gas” fee associated with all of such in-app transfers. The operator of the Props App is expected to pay these “gas” fees by determining and supplying the “gas” payment that may be included with these transactions being communicated from the PropsKit wallet software. See “Description of the Props Network—The Open-Source Software” for a description of the software.

The Company expects the operator of each Props App may, however, at any time determine to pay “gas” fees for additional or fewer transactions, in its sole discretion, and inform all app users of any such change via an in-app notification. The operator of each Props App may in the future pay transaction fees for Props Token transfers occurring through third party apps, but there can be no assurance that it will do so. A Props App Developer may or may not pay transaction fees associated with transactions occurring via the transfer functions provided in Props Apps developed by third parties. To the extent that users or other Props Token holders wish to transfer Props Tokens under circumstances where the Props App Developer will not pay the Ether “gas” fee associated with a transfer of Props Tokens, these users and all other Props Token holders will be responsible for paying Ether “gas” fees in order to complete a transfer.

Secondary Markets

The Props Token is designed to be used on the Props Network and derive its value from this use, but may be transferred on the secondary market as well. The Props Tokens distributed in these offerings will not be restricted securities under federal securities law, and the Company anticipates that these Props Tokens will be usable without restriction on the Props Network, including, in the future, for any tipping functions. There are, however, currently no national securities exchanges or exchanges that have been approved by FINRA or registered under Form ATS with the Securities and Exchange Commission to support the trading of Props Tokens on the secondary market. If such a registered exchange or alternative trading system is approved by FINRA for the trading of Props Tokens by investors subject to the United States federal securities laws and does commence operations, we will notify investors by filing a supplement to this offering circular (if these offerings are still continuing at that time) and a Form 1-U, and posting a notice on www.PropsProject.com/offering, and seek to have the Props Tokens listed for trading on such exchange or alternative trading system to the extent its listing requirements or rules can reasonably be complied with by the Company. Holders of Props Tokens that wish to transfer these Props Tokens will be required to make their own determination as to whether such transfer is in compliance with state and foreign securities laws.

We also expect that any exchange that might be approved in the future would develop its own criteria with respect to which cryptoassets it lists for trading, which may include criteria we are unable or unwilling to meet. For example, exchanges may only allow the listing of cryptoassets that use certain blockchains (for example, Ethereum, or the Bitcoin blockchain), as integration of each new blockchain into a platform will require additional work and add to the technical complexity of its operation. In addition, these exchanges may form partnerships or alliances with issuers or financial backers of cryptoassets other than the Props Token, which may lead them to exclude the Props Token or other cryptoassets from listing as a potential competitor.

In the event that no such exchange is authorized by FINRA, we may develop an internal bulletin board in compliance with SEC guidance, permitting price discovery for individuals wishing to purchase and sell Props Tokens.

“Smart Contract” Modifications and Changes to Token Functionality

We expect that, in the future, the Company may make one or more modifications to the Token Code, as well as the Protocol Rewards Engine, in order to implement additional functionality for holders of the Props Tokens or otherwise modify how the Props Network works, and the Company reserves the right do so, provided that the Company will not remove of any of the rights of Props Token holders described under “—Terms of the Token Code.” In addition, the operator of each Props App is not expected to remove any of the functionalities for Props Tokens, provided that the operator may make changes or vary these functionalities so long as the operator maintains that Props App so that user experience of that Props App is generally as robust as what is described in this offering circular. In addition, the operator of a Props App may vary or remove these functionalities if user demand for that Props App falls below a minimum viable level for a reasonable period of time. The modifications that the operator of a Props App may attempt to effect may include, without limitation, changes in the total number of Props Tokens issuable pursuant to the Token Code and fixes to bugs in the Token Code’s code.

In order to foster a more active Props Network community, the Company may in the future seek advisory votes on such changes. See “Functionality for Users—Props Network Voting” for a description of potential future voting. The Company, however, reserves the right, in its sole discretion, to initiate these changes without obtaining advisory votes. Upon the adoption of any changes to the Token Code or Protocol Rewards Engine, the Company will also file a supplement or amendment, as required, to this offering circular describing the new functionality in the Token Code or the Protocol Rewards Engine. Any changes that substantively change functionality will also be made with at least thirty day’s public notice and with the approval of Props PBC. Upgrades that only fix bugs in the Token Code or Protocol Rewards Engine’s code will be made with the approval of Props PBC only, without prior public disclosure. Any changes that at least substantively change functionality will be made with at least thirty day’s public notice and with the approval of Props PBC.

As described in “—Functionality for Users,” many of the benefits of holding Props Tokens are determined by Props Apps and not by the terms of the “smart contracts” on the Props Network. Props Apps provide functionality for the Props Tokens. The basic functionalities for Props Tokens in Props Apps are as described in Annex A: Props Live Video App Plan of Props Token Usage” and in “Annex B: PeerStream Plan of Props Token Usage.” We expect that, in the future, the operator of a Props App may propose one or more modifications to the functionalities for Props Tokens in that Props App and may, in addition, create additional Props Apps with additional or different functionalities for Props Tokens. Third parties may, in addition, create additional functionalities for Props Tokens in additional Props Apps that may be added to the Props Network in the future. The operator each Props App may implement additional functionality for Props Tokens in that Props App or modify the functionalities for Props Tokens in that Props App, or create additional or different functionalities.

Third Party Token Modifications and Changes to Functionality

Third party groups or individuals involved in the network may at any time propose upgrades or changes to the open-source software underlying the Props Tokens in a way that could result in the creation of a “fork” in the Ethereum blockchain or Props Blockchain. The term “fork” is used to refer both to any situation where there are two or more competing versions of a blockchain on a network (a situation that may arise and resolve itself in the ordinary course of network operations due to lags in communication between persons running Ethereum software or Sidechain Node) and any software update that is proposed for adoption by the nodes of a blockchain network that may result in a persistent fork on the network, with core nodes that adopt the update recognizing one version of the blockchain and those which do not recognizing another. A fork on the Ethereum blockchain could also effectively create duplicate versions of the Props Network’s “smart contracts.”

We do not believe that third party modifications to the open-source software underlying the Props Tokens or the Props Network present significant risks to the Props Network or Props Token holders. Because Props PBC will be the Controller of the Props Network’s “smart contracts,” Props PBC would remain the Controller of these “smart contracts” on each fork in the Ethereum blockchain. If a fork on the Ethereum blockchain created duplicate versions of the Props Network’s “smart contracts,” Props PBC would be able to determine which version of the Props Network’s “smart contracts” should continue to be supported and updated, and which version of the Props Network’s “smart contracts” should not continue to receive technical support because it was no longer being used by the Props Apps. See “Description of the Props Network” for additional information regarding the Controller functions. Props PBC can also exert control over the Protocol Rewards Engine such that it can determine which Validators are keeping correct records on the Props Blockchain. As a result, Props PBC can remove any Validator that modifies the Sidechain Node software and keeps records on that modified version. Due to the safeguards described above, the Company expects it will retain control over the Props Network, even after a continuing fork or other modifications by third parties, and that the Company will be able to ensure that the Props Network is not substantially affected by third party modifications to the Props Network’s software.

We anticipate that Props Token holders will be made aware of the existence of any such modifications to the Props Network if such modifications result in a persistent fork in the Ethereum blockchain. If this occurs, we expect that we will directly communicate with Props Token holders through Props Apps or required public filings through which we will explain how the Company and Props PBC intend to respond to the fork. We will not file any offering circular with respect to competing tokens created through any fork under federal securities laws because we will not provide technical support to a duplicate copy of the Token Code and the Props Tokens. We also do not believe that any such filing would be important to Props Token holders, because Props Token holders will continue to hold Props Tokens supported by the Company and the Props Network and will be properly apprised of which record of transactions is legitimate within the Props Network. In addition, the Company would not file periodic reports with respect to the tokens in any competing record of transactions.

As described in “—Functionality for Users” and above under “— “Smart Contract” Modifications and Changes to Token Functionality,” many of the benefits of holding Props Tokens are determined by Props Apps and not by the terms of the “smart contracts” on the Props Network. Props Apps provide functionality for the Props Tokens. The basic functionalities for Props Tokens in Props Apps at the time of qualification are as described in “Annex A: Props Live Video App Plan of Props Token Usage” and in “Annex B: PeerStream Plan of Props Token Usage.” Additional functionalities for Props Tokens may also be enabled by future-created Props Apps created by third parties. As described in “Description of the Props Network,” we have designed the Props Network so that it may incorporate Props Apps into a functioning network and token economy as third party apps have begun operating on the Props Network. In the future, these third parties may create additional Props Apps, which may add additional functionalities for Props Tokens. In the future, we may file an amendment or a supplement to this offering circular with respect to issuances of Props Tokens to third party app developers or their users. See “Description of the Props Network—The Props Apps” and “Description of the Business—Government Regulation” for additional detail.

Eligibility for Future Sales

Prior to these offerings, no public market for our Props Tokens existed, and a liquid trading market for Props Tokens may not develop or be sustained after these offerings. Future sales of Props Tokens in the public market could adversely affect prevailing market prices of the Props Tokens. Sales of Props Tokens in the public market, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to sell Props Tokens in the future.

In general, persons who have beneficially owned restricted Props Tokens for one year and one day, and any affiliate of the Company who owns either restricted or unrestricted Props Tokens, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act. Persons who have beneficially owned Props Tokens for at least one year and one day but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of Props Tokens that does not exceed 1% of the number of Props Tokens then outstanding. If the Props Tokens are listed on a national securities exchange, then such affiliates would also be entitled to sell, if greater, the average weekly trading volume of the Props Tokens on such exchange during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

DESCRIPTION OF THE PROPS TOKEN’S ROLE IN HELPING TO ALIGN INCENTIVES OF
NETWORK PARTICIPANTS

We expect Props Tokens to play several key roles in the incentive structures that will be a part of the Props Network infrastructure. Specifically, Props Tokens will serve as the currency of payment in the Props Network for performing these roles. As a result, the success of the Props Network depends on the ability to allocate and issue Props Tokens in exchange for various services and actions to be performed on the Props Network, as well as on the token network effects that are created by a large user base of Props Tokens users across multiple apps.

The roles involving the types of distributions being qualified under this offering circular are described below:

●	Incentives for the Use of Props Apps:

As discussed in “Description of the Props Network—The Props Protocol Rewards Engine,” an algorithm inscribed into a “smart contract” on the Ethereum Blockchain takes into account the overall user activity that each Props App on the Props Network generates, then makes daily allocations for issuance based on the amount of daily usage of Props Apps. We anticipate that these distributions will incentivize the development and operation of popular Props Apps.

Upon allocation to a Props App developer, the Protocol Rewards Engine will distribute Props Tokens to that Props App developer. See “Description of the Props Network--the Protocol Rewards Engine” for additional detail. 65-70% of the Props Tokens distributed to a Props App developer will then be distributed as rewards to users of the Props App. We will file a Form 1-U publicly disclosing the number of Props Tokens distributed to users of Props App quarterly, promptly following the end of each of our fiscal quarters. The Company is qualifying with the offering statement in which this offering circular is included the distribution of Props Tokens by the Company to users of the Props Apps.

For example, we have entered into an agreement with the Third Party Developer governing the distribution of Props Tokens to its users, which is included as an exhibit to the offering statement in which this offering circular is included. If this agreement were to be terminated and the Third Party Developer were to cease operating Props Apps on the Props Network, we will file a supplement to this offering circular announcing such termination. The Third Party Developer’s method for determining the amount of Props Tokens to be issued to its users for in-app activities is described under “Annex B: PeerStream Plan of Props Token Usage.” The Third Party Developer offering Props Tokens distributed to the developer will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act with respect to these Props Tokens.

Our officers, directors, employees and their affiliates may be eligible to receive rewards of Props Tokens for their in-app activities in a Props App in the same manner as any other user of a Props App.

●	Incentives for the Development and Operation of Props Apps:

Props Tokens may be distributed as rewards for the development and operation of Props Apps developed by third parties. An algorithm programmed into the Protocol Rewards Engine will allocate rewards for operation of Props Apps among the developers operating Props Apps, and upon allocation to a Props App Developer, the Protocol Rewards Engine will distribute Props Tokens to the Props App Developer. 30-35% of these Props Tokens will then be retained by the Props App Developer. The Company is qualifying with the offering statement in which this offering circular is included the distribution of these Props Tokens by the Company to Props App Developers. See “Description of The Props Token’s Role in Helping to Align Incentives of Network Participants—Incentives for Props App Content—Creators and Other Props App Users” for additional detail. Information about new Props Apps and new Props Developers will be added to the offering statement in which this offering circular is included by amendment or supplement, as appropriate.

As discussed below under “—Sales by App Developers,” Props App Developers will be free to use any Props Tokens they may receive in whatever way they see fit, including by selling them, and any Props App Developer will need to evaluate for itself whether such resale is being made in compliance with federal and state securities laws.

Because the Third Party Developer will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act, the issuance of Props Tokens from the Company to this developer may be characterized as an underwriting commission. Even to the extent that these issuances could be characterized as commissions, we do not believe that the Third Party Developer is acting as a broker-dealer, and therefore, do not believe that any compensation arrangements must be cleared with FINRA. The same may be true of any other Props App Developer.

●	Grants to Key Network Participants:

One of key roles of Props PBC plays in supporting the Props Network is supporting and encouraging the efforts of persons developing key apps or otherwise contributing to Props Network development efforts. As a result, Props PBC intends to make grants to key network participants as a means to encourage additional development on the Props Network and the Props Network’s growth. See “Plan of Distribution” for additional details. We believe there are four primary methods of contributing to network development efforts that will qualify persons for the award of grants under the Props PBC Offering: 1) developing apps on the Props Network or integrating Props Tokens into existing apps, 2) contributing to the development of software on the Props Network, 3) developing creative content and 4) providing business advice and strategic consulting to promote the growth and development of the Props Network. In the future, we may determine other methods of contributing to network development efforts that would be eligible for grants under this offering.

We are qualifying with the offering statement in which this offering circular is included the secondary distribution by Props PBC of Props Tokens as grants to these key Props Network participants. All of the distributions made by Props PBC and qualified under this offering circular will be made for this purpose.

Distributions of Props Tokens for grants will be made at Props PBC’s sole discretion, taking into account factors including, but not limited to, the following: the potential grantee’s potential contribution to the further development of the Props Network infrastructure or growth of the number of active users of the Props Network; the number of Props Tokens that the potential grantee would need in order to complete its project successfully; Props PBC’s evaluation of the potential grantee’s ability to complete the project; the level of risk, if any, that failure of the potential grantee’s project presents to the Props Network; the number and size of grants made in a given quarter or year; and the needs of the Props Network’s community and how the project will contribute to the Props Network’s digital media economy.

●	Payments to Third Party Validators:

Third parties may earn Validator rewards as compensation for the maintenance of the Props Blockchain and for acting as an oracle function to the Protocol Rewards Engine. Daily Validator rewards to be paid to third party Validators will be issued directly from the Protocol Rewards Engine. Each Validator rewards allocation for a given day will be in an amount equal to, in aggregate, approximately 0.001829% of the remaining Props Tokens in the Daily Rewards Pool each day, which will be split pro rata among all Validators.

In addition, Props Tokens will also play key roles in ways that don’t require qualification or don’t currently require qualification under this offering circular—and that may be addressed in future amendments or supplements to this offering circular. These key functions are described below:

●	Powering Functionality in Props Apps:

As discussed in “Description of the Props Tokens Being Offered—Functionality for Users,” Props Tokens may entitle holders to access premium features on Props Apps and, also, in the future, share these experiences by transferring Props Tokens as tips to content creators, friends, other users, or otherwise transferring Props Tokens to any other person as described in “—Token Transfers.” As described above, we also expect that, in the future, Props Token holders will be able to vote on in-app matters, and in the future, may be able to provide advisory votes on key issues affecting the Props Network. See “Description of the Props Network—Props PBC” for additional details.

●	Sales by Props App Developers:

Props App Developers will be free under the network’s rules to use any Props Tokens they may receive in whatever way they see fit, including by selling them. Props App Developers may, thereby, support the continued operation of Props Apps popular with Props Network users. The number of Props Tokens that may be sold by Props App Developers will be determined in the sole discretion of each Props App Developer receiving Props Tokens as daily rewards.

While any current or past Props App Developer is free to sell Props Tokens it holds, including those it gains control over as a result of the operation of the Protocol Rewards Engine, none of these sales is being qualified under this offering circular. Any future sales of Props Tokens by the Company will be registered under the Securities Act or exempt from registration.

Props App Developers may also be free to sell any Props Tokens they may receive, including those they are issued as a result of the operation of the Protocol Rewards Engine. Such sales are not, however, being qualified under this offering circular, and any Props App Developer will need to evaluate for itself whether such resale is being made in compliance with federal and state securities laws. See “Description of the Props Network—The Props Apps,” “Description of the Business—Government Regulation” and “Risk Factors—We may need to address additional regulatory issues in connection with our plans for the further development of the Props Network.” for additional detail.

●	Sales by Props PBC to Support its Operations:

Props PBC may sell Props Tokens to support its own operations. We are not qualifying with this offering circular any of these sales for cash by Props PBC.

Because the initial terms of our Token Code provide for the issuance of a fixed number of Props Tokens, the amount of Props Tokens available to serve as incentives in the above-described ways will decrease over time. See “Description of the Props Tokens Being Offered—Token Supply” and “Risk Factors—We may need to increase the total number of Props Tokens issuable by the Token Code in order for the Props Network to operate in the future.” If necessary, Props PBC will have the power, as the initial Controller, to increase the total number of Props Tokens that may be issued. See “Description of the Props Network—The Token Code” for additional details.

We may make additional grants of Props Tokens to individuals or entities who provide valuable services to our platform, including, for example, our content reviewers and moderators. We reserve the right to determine how many Props Tokens will be granted to such individuals or entities and when these grants will be made. Any such grants in the future will be registered or exempt from registration under the Securities Act. The Company is not qualifying with this offering circular such additional grants.

DESCRIPTION OF THE PROPS NETWORK

Overview

We view Props, by which we mean the Props Network, Props Apps, Props Tokens and other elements of our infrastructure, Collectively, as a project that is intended to empower users in the digital economy and help app developers align with their engaged users. Currently, we are developing a network of consumer-facing apps. We expect Props Apps to operate, in some regards, as traditional apps that may be downloaded and accessed by users in a manner similar to any other mass market app, but the apps that will be part of our Props Network will all share a common, special feature: they will incorporate our open-source software that is designed to both enable Props App Developers to give Props Tokens holders extra levels of premium functionality and, also, link these apps to the other Props Apps in the Network and a network infrastructure, all with the intention of rewarding the people who help digital communities grow.

This Props Network infrastructure, which is described in more detail below, is designed to both connect Props Apps to the Props Network and incentivize key functions to be performed on the Props Network, which we refer to as collective network effects. We expect it to have this effect by, among other things, rewarding activities popular with the user base and encouraging growth. These token allocation mechanics for the benefit of popular Props App developers are designed to attract additional independent developers interested in building user-empowering apps to incorporate Props Tokens and join the Props Network, and enable them to use Props Tokens to create user-empowering apps. This will, in turn, provide opportunities to reward the creation and maintenance of popular apps on the Props Network and, also, content contributions and other user contributions to individual Props Apps.

As more fully described below, we intend for the Props Network’s infrastructure to incorporate the Props Blockchain, a sidechain that we are building for Pending Props, and, also, “smart contracts” we are building on the Ethereum blockchain. We expect this infrastructure to have eight key components: (1) open-source software tools that establish the connections/interfaces with the rest of the apps on the network and the rest of the network infrastructure; (2) the apps that incorporate this software into their code; (3) the Props Blockchain that we intend to create from data supplied by Props Apps and written into a publicly-available record of both app usage data and future rights to Props Tokens; (4) the Validators that will act as an oracle to the Protocol Rewards Engine; (5) the Token Code described in “Description of the Props Tokens Being Offered,” (6) the Protocol Rewards Engine “smart contracts,” into which Validators will input daily usage data and which will ultimately allocate a percentage of newly available Props Tokens to the Props App Developers, based on their relative popularity with users; (7) Props PBC, which will oversee key functions for the Props Network; and (8) app users.

This Props Network is, however, still being developed. This is because the Company is currently the sole developer of open-source software for the Props Network and the Company will serve as one of the persons acting in the administrative role as a Validator. See “Description of Business—Development Strategy—Expected Development Timeline and Costs” for additional details regarding our expected development timeline for the Props Network and expected costs to be incurred in association with our development efforts. There are currently two apps on the Props Network: the Props Live Video App and the Third Party Developer App. See “Annex A: Props Live Video App Plan of Props Token Usage” and “Annex B: PeerStream Plan of Props Token Usage.” In the future, we expect to add additional Props Apps to the Props Network.

The Open-Source Software

We have created open-source software to establish the connections/interfaces between apps participating in the Props Network and, also, between these participating apps and the Props Network’s blockchain-based infrastructure. These software tools are designed to be incorporated into Props Apps—and so, will likely become a part of the Props Apps that Props Network users download and use. We expect that this software will thereby enable key functions of the Props Network, including each user’s ability to easily check the number of Props Tokens each user has on the Ethereum blockchain (each, a “Props Balance”) and the number of Pending Props each user has earned from a Props App as recorded to the Props Blockchain; each Props App’s ability to read the user’s Props Balance and Pending Props; and each Props App’s ability to communicate usage data and a user’s potential entitlement to receive Props Tokens from the Props App in the future. See “—The Props Blockchain” for additional details regarding the data recorded to the Props Blockchain, including Pending Props.

We have developed two components of the software. We have made available to the Props community open-source software with the following functions, respectively:

●	PropsKit is designed to make it simple for Props App Developers to interact with Props Tokens and the Props Blockchain, and enable them to create a smooth user experience for their users. This means that it will allow each Props App to display a user’s Pending Props and Props Balance. While we are currently designing PropsKit as open-source software to be used by Props Apps, we anticipate that the Company will, in the future, create separate, proprietary software that leverages this open-source code to perform these functions.

●	Sidechain Node is designed to allow each Props App to maintain or review its own copy of the record of daily usage and Pending Props recorded to the Props Blockchain. This software also allows the Validator to create this shared record. The Sidechain Node software also incorporates the software we formerly called our Props Sentinel software, which is designed to allow Props App Developers to more easily access information about users on the Props Network. Specifically, this software will give Props Apps the ability to easily read a user’s Pending Props and Props Balance. In this sense, it performs functions similar to the PropsKit—but is app-facing. As a result, this software also enables a key functionality on the Props Network: because all Props Apps can incorporate this software, the user may enjoy the privileges of Props Token ownership earned in one Props App on another Props App. Because Props Apps can read a user’s Props Balance and Pending Props, users can effectively “port” the elevated status they have earned in one Props App to another.

The above-described open-source software is publicly available and free for any person to use and incorporate into apps, subject to compliance with the terms of the software’s applicable open-source software license. The terms of the applicable open-source software license for each software component will be publicly available at www.github.com or linked from www.PropsProject.com/offering or other publicly available websites.

Separate from the above-described open source software, the Company has created a server software that integrates the open source PropsKit software and provides a simple set of APIs for apps to do common actions like sending Pending Props or transferring Props Tokens to users. Currently, the Props API Server is proprietary, but we eventually plan on licensing it with an open source license, so that other Props Apps can run it themselves.

The Props Apps

Props Apps are user-facing applications that both incorporate the above-described open-source software and are, in addition, admitted to the Props Network so that their daily usage can be taken into account by the Protocol Rewards Engine. In order for apps to be admitted to the Props Network, Validators must begin taking account of the app’s daily usage and the party or parties administering the Protocol Rewards Engine, which is currently a role held by Props PBC, must update the Protocol Rewards Engine’s list of eligible app developer wallet addresses. See “—Props PBC” for additional details regarding these updates. Once admitted, the future Props App Developer or its users may be issued Props Tokens in the form of issuances of daily rewards from the Company.

Props Apps may have a variety of functionalities for Props Tokens, as determined in the Props App Developer’s discretion and subject to the Props App’s terms and conditions of use. See “Description of the Props Tokens Being Offered—Functionality for Users” for additional details. These Props Tokens may be earned by the user in other Props Apps or acquired by the user as tips (there are currently no national securities exchanges or exchanges that have been approved by FINRA or registered under Form ATS with the SEC to support the trading of Props Tokens on a secondary market)—but Props App Developers may also distribute Props Tokens to the users of their application using an in-app rewards system designed by the Props App Developer. Users may, for example, earn Props Tokens from Props Apps by contributing video content to that Props App or by winning a merit-based game in that Props App. See “Description of the Props Token’s Role in Helping to Align Incentives of Network Participants—Incentives for the Development and Operation of Popular Props Apps,” “Plan of Distribution,” “Description of the Props Tokens Being Offered—Receiving Props Tokens,” “Annex A: Props Live Video App Plan of Props Token Usage” and “Annex B: PeerStream Plan of Props Token Usage” for additional details on user earnings of Props Tokens.

We anticipate that, in the future, additional apps will be built by independent developers, and the Props Network’s infrastructure is designed to incorporate them into a functioning network and token economy if or when they are ready to begin operating as Props Apps. Before any additional developers seek to have their apps joined to the Props Network, however, we will file an amendment or supplement to this offering circular addressing any issuances to these app developers or their users.

Separate from the Props economy, Props Apps are free to monetize their Props Apps by, for example, incorporating in-app purchases with U.S. Dollars, selling subscriptions, sponsorships or incorporating advertisements into their apps. In the current version of the Props Live Video App, for example, users can purchase “Bars”, an in-app currency that may not be transferred outside of the Props Live Video App, in exchange for U.S. Dollars, and users may then use these Bars to purchase digital gifts such as a “thumbs up” for other Props Live Video App users. See “Annex A: Props Live Video App Plan of Props Token Usage.” The proceeds of these in-app sales are solely the property of the Props App Developer and, while these proceeds may be shared with users, Props App Developers need not do so. Further, no user is entitled to receive any share of these proceeds as a result of being a Props Token holder and need not hold Props Tokens in order to earn rewards paid in, for example, U.S. Dollars or Ether.

We expect that a significant portion of Props Apps users will access Props Apps on the Apple iTunes App Store and the Google Play Store. As a result, Props Apps and the business of Props App Developers may be subject to the standard policies and terms of service of these third party platforms, which govern the promotion, distribution and operation of applications on the platform. These platforms may have terms that limit the operation of apps that incorporate cryptocurrency like Props Tokens and Ether. We have taken the position that our business does not violate the respective terms of service of the Apple iTunes App Store and Google Play Store. For additional information see “Risk Factors—Developers of Props Apps and users of the Props Network will initially rely on third-party platforms such as the Apple iTunes App Store and the Google Play Store to distribute the Props Live Video App, or other applications on the Props Network. If Props App developers or the users of the Props Network are unable to access or otherwise to maintain Props App availability on the platforms, including as a result of changes or violations of terms and conditions, access to and utilization of the Props Network and the Props Tokens may suffer.”

The Props Blockchain

We designed the Props Blockchain to be the accounting record Pending Props. We expect that this data will be communicated by Props Apps running Sidechain Nodes to all other persons running the Sidechain Node software. The Validator is then tasked with recording this data to the Props Blockchain in “blocks” of data. See “—The Validators” below for details regarding the specific tasks and role of these Validators. Initially, we expect for this data to have two components, which are each described below:

●	Usage Data

Each Props App is expected to communicate usage data composed of a record of user sign-ins. Each time a user signs into a Props App, this data will then be communicated to participants running the Sidechain Node software, including the Validators. This data is communicated on a continuous basis and includes the number of sign-ins performed by persons with Props Balances and Pending Props, together with the respective amounts. This data serves an essential purpose in the allocation of daily rewards of Props Tokens; daily excerpts of this usage activity are collected by the Validator each day and entered into the Protocol Rewards Engine. See “—The Validators” for additional details. This data is then used to determine daily rewards allocations by the Protocol Rewards Engine. See “—The Protocol Rewards Engine.”

●	Pending Props

As discussed under “Description of the Props Tokens Being Offered—Receiving Props Tokens,” users do not receive Props Token rewards prior to completing all necessary steps required in order to earn Props Tokens. Prior to receiving Props Tokens, however, a Props App may record a Pending Props associated with that user’s account. See “Description of the Props Tokens Being Offered—Pending Props” for additional detail regarding Pending Props. Each time a Props App records a Pending Props for the user, this data is communicated on a continuous basis to participants running the Sidechain Node software, including the Validator, and this information will be immediately recorded to the Props Blockchain.

Transactions on the Props Blockchain relating to Pending Props are limited to (1) issuances of Pending Props and (2) removal of recorded Pending Props upon the issuance of Props Tokens or forfeitures.

Only upon the user’s completion of the steps described in “Description of the Props Tokens Being Offered—Receiving Props Tokens—Steps to Be Taken by the User” and the Props App’s completion of the steps described in “Description of the Props Tokens Being Offered—Receiving Props Tokens—Steps to Be Taken by the Props App” will the Props Apps may begin the process of issuing the user Props Tokens. Upon the completion of the issuance of Props Tokens, the Validators cancel a corresponding number of recorded Pending Props. The Validator’s Sidechain Node software watches the Ethereum blockchain for that issuance, and the Validators complete the cancellation of the Pending Props upon the completion of the Props Token issuance. Each Props App may complete this process immediately or only at certain times, in its sole discretion, according to each Props App’s reward program. The Company, for example, anticipates that the Props Live Video App Operator will issue Props Tokens to users of the Props Live Video App once per week.

If or when a user violates the terms and conditions of the Props App that recorded the Pending Props, the Props App which intended to issue the Props Token for the user will inform her of the Pending Props being revoked and list the reason. For example, if the Props Live Video App issued a user Pending Props and that user was found to have been rewarded with Pending Props as a result of fraudulent or some other malicious activity in the Props Live Video App, the Props Live Video App can communicate the cancellation of the Pending Props to the Props Blockchain’s Validators—which will then cancel the appropriate number of Pending Props associated with the user’s account.

The Validators

Validators will record the above-described data to the Props Blockchain. Because the Props Blockchain is a permissioned blockchain, which means only those persons who have received permission to record data may do so, only the selected Validators may record this information to the Props Blockchain. Once usage data is communicated to Validators, each Validator aggregates the data and submits it to the Protocol Rewards Engine each day. If a majority of the Validators have submitted identical summaries of daily usage data, the data is considered correct, and the data is used by the Protocol Rewards Engine to calculate rewards for that day. See “The Protocol Rewards Engine” for additional detail. Initially, more than 50% of the Validators will need to reach agreement on the correct usage data in order for the Protocol Rewards Engine to recognize the usage data as valid. See “Description of the Props Tokens Being Offered—Terms of the Token Code” regarding changes to this threshold. If Validators do not reach this agreement, then no app rewards will be made for that day.

In addition to recording usage data to the Props Blockchain, we will task the Validators with compiling a daily subset of the data from the Props Blockchain and communicating it to the Protocol Rewards Engine. More specifically, on a daily basis, the Validators communicate aggregate usage data, including information regarding how much activity was undertaken by Props Token holders and their Props Balances and Pending Props within each Props App, to the Protocol Rewards Engine. This information is used by the Protocol Rewards Engine to make its daily allocations of Props Tokens to Props Apps. See “—The Protocol Rewards Engine” for more detail. In this capacity, the Validator performs an “oracle” function to the Protocol Rewards Engine.

The Company has designed the Sidechain Node software to make the creation of “blocks” on the Props Blockchain, and the performance of the oracle function to the Protocol Rewards Engine, automatic operations performed by the Sidechain Node software when run by the permissioned Validators. As a result, the existence and accuracy of usage data and Pending Props data tracked by the Props Network, the continued construction of the Props Blockchain so as to record this data in a way necessary to the operation of the Props Network, and the performance of the Protocol Rewards Engine oracle function all depend on the Sidechain Node software. Further, these key functions also depend on the ability of the person or persons acting as a Validator to run this software and remain connected to Props Apps transmitting it data, so that it may receive data and communicate to the Protocol Rewards Engine each day.

We expect that Validators, in aggregate, will receive compensation for these services in an amount equal to, each day, approximately 0.001829% of the remaining Props Tokens in the pool initially composed of the 400,000,000 Props Tokens allocated to the Protocol Rewards Engine (the “Daily Rewards Pool”). See “Description of the Props Tokens Being Offered—Token Supply” and “The Protocol Rewards Engine—Validator Rewards Allocations” for additional details.

The Company and two other entities are currently serving as Validators for the Props Blockchain. In addition, in the future, up to four other persons or entities will serve as Validators. Props PBC will select the persons to serve as Validators in its sole discretion, though we expect each selection will be made in a manner consistent with Props PBC’s stated public benefit purpose to “create an open, sustainable and equitable media network that fairly rewards all participants in the ‘Props Network’ (a digital media platform launched by the Corporation’s corporate parent, YouNow, Inc.), for their contributions to the network, by supporting and promoting the growth, research, development, and adoption of the protocol and token underlying the Props Network.” We expect that these selections will be made from the community of persons who have participated in past offerings of SAFTs or have other established relationships with the Company. In the future, we may allow Props Token holders to provide advisory votes on the choice of Validators, and we may require candidates for Validator roles to stake Props Tokens against their right to act as Validators of the network.

In order to participate as a Validator, the potential Validator must satisfy two criteria. First, the Validator must run the Props Sidechain Node software. See “—The Open Source Software” for additional information. In most cases, we expect Validators to run it via cloud computing platform. Second, Validators must be added to the list of Validators in the Protocol Rewards Engine by the Controller. See “—Props PBC” for additional information. At this point, the Validator will be participating as a Validator, and other Validators will begin communicating with this Validator by sharing information to be recorded on the Props Blockchain for validation. In the future, we anticipate that Validators will also be required to bond or “stake” Props Tokens, in order to receive rewards.

In order to receive rewards, a Validator must remain online and participate in the creation of the Props Blockchain, and submit an accurate daily summary to the Protocol Rewards Engine. If they fail to do either of these actions for any given day, they will not receive rewards for that day. If the Validator fails in this way three times, the Protocol Rewards Engine will prevent them from performing as a Validator in the future, unless re-authorized as a Validator by Props PBC. As a result, the Validator will be unable to receive Validator rewards as described under “Plan of Distribution.”

In the future, Props PBC may select additional Validators, or select additional Validators to replace Validators who have stopped performing Validator functions as described above. Once third-party Validators have been selected, Props PBC must register the wallet addresses of each such entity serving as a Validator with the Protocol Rewards Engine. The Company or Props PBC may, at any time, remove any person as a Validator in each of their sole discretion. Such removal will be made if the Validator is failing to complete the duties of a Validator (for example, not consistently operating as a Validator, twenty four hours a day and seven days a week) or is manipulating usage data or any other data or functions related to the Props Network. See “Risk Factors—The operation of the Props Tokens and the Props Network depends on ongoing Props Token transaction validation efforts, which are conducted by third parties that we do not control on the Ethereum blockchain” for additional detail.

The Token Code

Props Tokens exist as digital assets in a “smart contract” deployed to the Ethereum blockchain (the “Token Code”). See “Description of The Props Tokens Being Offered—Terms of the Token Code” for additional detail regarding the Token Code. The Token Code maintains a ledger that records the ownership of Props Tokens by associating certain numbers of Props Tokens with a particular wallet address. See “Description of the Props Tokens Being Offered—Token Supply” for additional details.

The Props Network “smart contracts,” including the Token Code, may be changed in the future; specifically, certain components of the Token Code may be updated and each of these “smart contracts” may be replaced. For example, the Token Code could be replaced with a new version. Props PBC will be the Controller with the ability to effect changes to these “smart contracts” and may, therefore, effect these changes. If, in the future, a different entity were to become the Controller, such change would need to be approved by the board of directors of Props PBC and would be based upon criteria determined by the Props PBC board of directors. At the time of this offering circular, the board of directors of Props PBC has not determined such criteria.

The Protocol Rewards Engine

A second “smart contract” has been deployed to the Ethereum blockchain, which we refer to as the Protocol Rewards Engine. The Protocol Rewards Engine “smart contract” will be allocated all of the Daily Rewards Pool, and it will allocate or issue these Props Tokens for app rewards and for Validator rewards, as described below:

●	Daily Rewards Allocations:

Daily Rewards Allocations are allocations made on the basis of daily usage activity of Props Apps, in order to reward the creation and operation of popular Props Apps. We anticipate that, each day, the total amount of Props Tokens allocated in this way will be equal to approximately 0.03475% of the remaining Props Tokens in the Daily Rewards Pool each day.

Upon qualification of this post-qualification amendment, the Protocol Rewards Engine will allocate a portion of these daily rewards allocations to the Company. The Protocol Rewards Engine will do this by initiating a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a wallet directly controlled by the Company. These Props Tokens may then be distributed by the Company as described in “Plan of Distribution.” In effect, each daily allocation will increase the number of Props Tokens that the Company may distribute pursuant to the offering statement in which this offering circular is included.

In addition, upon qualification of this post-qualification amendment, an algorithm programmed into the Protocol Rewards Engine will also allocate Props Tokens for usage by Props App Developers. Approximately 70% on an annual average of these Props Tokens will then be distributed as rewards to users of the Props Apps. We will file a Form 1-U publicly disclosing the number of Props Tokens distributed to users of these third party developer Props Apps quarterly, promptly following the end of each of our fiscal quarters. Rewards for usage of Props Apps developed will be distributed to users of the Props Apps, through the Props Apps. See “—Description of the Props Token’s Role in Helping to Align Incentives of the Network’s Participants” for additional detail. The Protocol Rewards Engine will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to cease to be associated with a wallet controlled by the Protocol Rewards Engine and instead be associated with a wallet controlled by Props App Developers, which will then distribute the Props Tokens through the Props Apps. The remaining approximately 30% on an annual average of the Props Tokens allocated to the Props Apps for usage of the Props Apps will be distributed to and retained by the Props Apps Developers as rewards for development and operation of the Props Apps.

As described above, these future allocations of available rewards for app usage between various apps will be determined on the basis of the daily usage data communicated by the Validator to the Protocol Rewards Engine each day—with the algorithm in the “smart contract” allocating more importance to the Props Apps garnering more daily usage and giving particular weight to usage by users with higher Props Balances and Pending Props. See “—The Props Blockchain” for additional details regarding this data. We intend for allocations of available rewards for app usage will be determined by the below algorithm.

αΡ + βΜ + γW

Where:

Ρ: the total amount of Props Tokens that users possessed in the app

Μ: the median amount of Props Tokens that the users possessed in the app

W: the number wallets that possessed Props Tokens in the app

α,β,γ: coefficient (weight) for different variables.

In effect, we expect for Props Apps Developers to compete for an allocation out of the Daily Rewards Pool—and as a result, apps will compete for higher daily usage that will be recorded on the Props Blockchain and used by the Protocol Rewards Engine in making allocations. Each Props App Developer will, therefore, be incentivized to grow the active user base of their Props App and create usage for Props Tokens in their Props App and also to distribute Props Tokens to his or her users, as a potential incentive to attracting users who also will thereafter have Props Tokens. With more of these users, the Props App may be entitled to a greater allocation of Props Tokens from the Protocol Rewards Engine.

●	Validator Rewards Allocations and Issuances:

Validator Rewards Allocations are allocations made in order to compensate Validators for the maintenance of the Props Blockchain and for acting as an oracle function to the Protocol Rewards Engine. We anticipate that each daily Validator rewards allocation will be in an amount equal to approximately 0.001829% of the remaining Props Tokens in the Daily Rewards Pool.

The Company’s share of these Validator rewards will be made as an allocation by the Protocol Rewards Contract to the Company. The Protocol Rewards Engine will do this by initiating a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a wallet directly controlled by the Company. This is a function entirely internal to the Company; in effect, the “smart contract” releases more Props Tokens to the Company as a result of the Company’s service as a Validator. Once this function is completed and the Props Tokens are, thereby, made available for the Company’s use, the Company may then distribute these Props Tokens as it sees fit, in its discretion, including as described in “Plan of Distribution.”

The portion of Validator rewards to be given to third-party Validators administering the Props Blockchain will be issued directly from the Protocol Rewards Engine. In other words, the Company will issue Props Tokens to these third-party Validators. The Protocol Rewards Engine will do this by initiating a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a third party Validator’s wallet. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. In effect, we expect for the Validator rewards to incentivize performing the necessary administrative tasks of running the Props Blockchain.

As discussed above, each daily Validator rewards allocation will be in an amount equal to approximately 0.001829% of the remaining Props Tokens in the Daily Rewards Pool. These daily Validator rewards will be allocated equally among the participating Validators that day, including between the Company and the other Validators. As a result, if there are seven Validators, including the Company, each will receive one-seventh of these rewards. As discussed above, the Company’s share will effectively make those Props Tokens available for its use, and the third party Validators will receive their share as issuances from the Protocol Rewards Engine.

As describe above, in order to receive rewards, a Validator must remain online, participate in the creation of the Props Blockchain, and submit accurate daily summaries to the Protocol Rewards Engine. If a Validator fails to do these actions for any given day, that Validator will not receive rewards for that day. If the Validator fails in this way three times, the Protocol Rewards Engine will prevent that Validator from performing as a Validator in the future, unless re-authorized as a Validator by Props PBC. As a result, the Validator will be unable to receive Validator rewards.

Because the Daily Rewards Pool is set at 400,000,000 and each of the above described allocations will be made as a percentage of the remaining pool, the amount of Props Tokens available to be allocated as daily rewards allocations and Validator rewards allocations will, initially, be larger and will decrease over time.

The terms of Protocol Rewards Engine contain rules governing certain basic “smart contract” functions, with the material terms generally described below:

●	ownable: certain functionality under the “smart contract” is limited to a Controller, as noted below. See “Description of The Props Network—The Protocol Rewards Engine” and “Description of The Props Network—Props PBC” for additional details about the Controller.

●	upgradeable: the Controller can deploy a new version of the Protocol Rewards Engine. We may use this functionality to make changes to the Protocol Rewards Engine as described under “—“Smart Contract” Modifications and Changes to Token Functionality.”

●	add/remove validator: the Controller can use this function to add and remove addresses which may participate as Validators. See above under “—The Validators” for additional details regarding the selection and removal of Validators.

●	add/remove app: the Controller can use this function to add and remove wallet addresses associated with Props Apps. Initially, the only wallet addresses will be the Company’s, because it will operate the initial Props Apps. See “—The Props Apps” for additional details. In the future, if or when this function is used to add additional Props Apps to the Props Network, we will file amendments or supplements to this offering circular to address these issuances by the Company.

●	submit data: Validators can use this function to submit data representing the day’s usage data. See “—The Props Blockchain” for additional detail.

●	distribute rewards: Validators and Props Apps can collect any rewards that have been allocated to them on previous days with this function. Users of Props Apps must “claim” their rewards by requesting the allocation of the rewards, while Validators’ rewards are distributed automatically.

●	settings: the Controller can adjust settings for the protocol, including, for example, the number of Validators, the required threshold for agreement on usage data validly communicated to the “smart contract,” and the rewards algorithm used to determine the number of tokens to be distributed to Apps and Validators. Any settings changes take effect the following day.

The Props Network “smart contracts,” including the Protocol Rewards Engine, may be changed in the future; specifically, certain components of the Protocol Rewards Engine may be updated and each of these “smart contracts” may be replaced. For example, variables in the rewards algorithm programmed into the Protocol Rewards Engine can be updated and either “smart contract” could be replaced with a new version. Props PBC will be the initial Controller and may, therefore, effect these changes. If, in the future, a different entity were to become the Controller, such change would need to be approved by the board of directors of Props PBC.

Props PBC

Props PBC is a Delaware public benefit corporation and wholly-owned subsidiary of the Company. See “Description of Business” for additional details. Consistent with its stated public benefit purpose to “create an open, sustainable and equitable media network that fairly rewards all participants in the ‘Props Network’ (a digital media platform launched by the Corporation’s corporate parent, YouNow, Inc.), for their contributions to the network, by supporting and promoting the growth, research, development, and adoption of the protocol and token underlying the Props Network,” we expect that Props PBC will play a central role in the ongoing operation of the Props Network, including with respect to the below-listed functions:

●	We anticipate that Props PBC will grant Props Tokens to persons developing key apps or otherwise contributing to network development efforts. See “Plan of Distribution” for additional details regarding grants by Props PBC. In the future, Props PBC may also sell Props Tokens in transactions registered or exempt from registration under the Securities Act.

●	We anticipate that Props PBC will, in the future, determine who will serve in key roles in the Props Network, including for example, by admitting additional Validators, or admitting additional Props Apps to the Props Network. These changes may be effected by the Controller of our “smart contracts.” Props PBC will be the Controller of each of these “smart contracts” and may, therefore, effect these changes.

●	We anticipate that Props PBC will make other changes or updates to the Props Network “smart contracts,” including the Token Code or the Protocol Rewards Engine. In addition to the above-described changes, certain components of the Token Code and the Protocol Rewards Engine may be updated. For example, variables in the rewards algorithm programmed into the Protocol Rewards Engine can be updated and either “smart contract” could be replaced with a new version. Props PBC will be the Controller of each of these “smart contracts” and may, therefore, effect these changes. Further, as Controller of the Protocol Rewards Engine, Props PBC may temporarily hold Props Tokens allocated to the Protocol Rewards Engine as described under “Description of the Props Tokens Being Offered—Token Supply” in order to help minimize risks related to hacking of the Protocol Rewards Engine. See “Risk Factors—The Props Network, The Company and Props PBC may be at increased risks of cyberattack or other security incidents—which may result in the loss of Props Tokens and adversely affect the Props Network and the value of Props Tokens.” for additional detail regarding this risk.

●	We anticipate that Props PBC will, in the future, propose the taking of advisory votes from Props Token holders on certain key issues affecting the Props Network, including the terms of the Token Code and the total amount of Props Tokens that may be issued, changes to the algorithm in the Protocol Rewards Engine, or other updates to the Props Network “smart contracts.” While these advisory votes would be nonbinding, we expect that, given Props PBC’s stated public benefit purpose to create an open, sustainable and equitable media network, Props PBC will generally act in ways consistent with the outcome of these advisory votes. We anticipate that all Props Token holders will be afforded equal rights to participate in such votes on a pro rata basis, based on their Props Token holdings.

The Users

Subject to the terms and conditions for the use of apps, any other applicable rules, and the availability of Props Apps for download, we anticipate that anyone will be able download and use Props Apps on publicly available sites like the Apple iTunes store or the Google Play store.

Users with only casual or no interest in cryptocurrencies like Props Tokens may interact with Props Apps. They may also enjoy app features—including rewards paid in U.S. Dollars, for example—and may never claim their Props Tokens. They may also enjoy the benefits of holding Props Tokens within Props Apps without ever claiming Props Tokens or a wallet on the Ethereum network. See “Description of the Props Tokens Being Offered—Pending Props in Props Apps” and “Description of the Props Tokens Being Offered—Token Transfers” for more detail regarding receiving Props Tokens. Once a user completes the required steps to claim Props Tokens, the PropsKit open-source software is designed to make it easy and inviting for users with near-zero knowledge of cryptocurrencies to hold and use Props Tokens.

OTHER OFFERINGS

In the past, we have sold rights to receive Props Tokens in various other offerings, as more fully described below:

●	SAFT Offerings:

In December 2017, we offered SAFTs to certain investors, and the Company entered into SAFTs to distribute Props Tokens to “accredited investors” as defined under Regulation D under the Securities Act, in reliance on the exemption from registration it provides (certain of whom are also “qualified purchasers” as such term is defined in the Investment Company Act of 1940).

Pursuant to the terms of these agreements, we were obligated to return the amount we raised in such offering if we did not distribute Props Tokens to the general public, launch our Rize platform, and have a functional Props Token within ninety days of the issuance of the agreements, as adjusted by a thirty day extension. In March 2018, we offered to these investors a rescission of their SAFT purchases or, alternatively, amendments that would extend the deadlines under the agreements to March 4, 2019 in exchange for increasing the number of Props Tokens the purchasers would be entitled to receive under their agreements by 10%. The vast majority of the purchasers chose to amend and affirm their SAFTs. As of December 31, 2018, the number of Props Tokens issuable pursuant to the SAFTs, net of rescissions granted in March 2018, was 188,596,811.

In March 2019, we began issuing Props Tokens to holders of our SAFTs. As of December 1, 2019, we have issued 186,322,533 Props Tokens to these investors, including in this number the 15,065 Props Tokens issued to an investor who, prior to March 2019, was incorrectly thought to have completed a refund in connection with the March 2018 rescission offer discussed above (and, ultimately, received the Props Tokens). A portion of these Props Tokens are subject to vesting such that they are not transferable until a future date, according to the terms of the individual holder’s SAFT. As of December 1, 2019, 23,302,354 were subject to these restrictions, which are enforced by the terms of “smart contracts” we created on the Ethereum blockchain for each such SAFT holder that determine when the Props Tokens are released from restriction. Each month, additional Props Tokens subject to vesting are released and become available for transfer. As of December 1, 2019, 2,150,665 Props Tokens issuable pursuant to the SAFTs remain un-issued because some SAFT holders did not respond to our several requests and other communication prompting SAFT holders to provide a wallet address to which the Company could send Props Tokens. 123,613 Props Tokens originally issuable pursuant to a SAFT will not be issued in connection with an investor’s requested cancellation in 2019 of half that investor’s investment.

The form of SAFT, together with the Form of Amendment No. 1 to the SAFT, are included as exhibits 3.1 and 3.2 to the offering statement in which this offering circular is included.

●	DPA Offerings:

YouNow Services, LLC (“YouNow Services”), a wholly-owned subsidiary of the Company, entered into Debt Payable by Asset agreements (“DPAs”) with investors pursuant to which YouNow Services raised an aggregate of approximately $690,834, net of already-issued refunds, as of June 3, 2019. The total amount raised, prior to already-issued refunds, was $1,070,000. During 2018, the Company repaid $331,322 to 274 DPA holders in U.S. dollars pursuant to refunds as described below. As of June 3, 2019, the Company repaid $47,844 to 26 DPA holders in 2019, in U.S. dollars pursuant to refunds as described below. Lenders under these agreements had the right to at any time require that YouNow Services return up to 80% of the amount raised under each agreement before the second anniversary of the issuance of a DPA. In aggregate, 80% of the proceeds from the sale of these DPAs, or $552,667 was subject to this early repayment right as of June 3, 2019.

In accordance with the DPAs, repayments could have been made in the forms of Props Tokens or cash, with interest in certain circumstances. The determination as to whether the Company’s obligations could have been settled by delivery of Props Tokens or payment of cash is set out in the DPAs, and was based in part upon YouNow Services’ ownership or control of a certain amount of Props Tokens. Until YouNow Services or its assignee had ownership or control of a number of Props Tokens adequate to satisfy certain percentages of its repayment obligations under the DPAs, YouNow Services or its assignee could at any time repurchase the DPAs for their initial purchase price, and as discussed above, each DPA holder could have tendered their DPA to YouNow Services for 80% of the purchase price. If and when YouNow Services or its assignee had ownership or control of a sufficient number of Props Tokens, it was required to make its repayment obligations by the delivery of the Props Tokens, except as discussed below. If YouNow Services or its assignee did not have such ownership or control of Props Tokens, its repayment obligations would be required to be satisfied by cash payments.

The number of Props Tokens issuable pursuant to the DPAs was determined, pursuant to the terms of the DPAs, by the amount of each investor’s purchase price, plus interest in an amount equal to 20% of the purchase price, divided by $0.1369. In March 2018, however, we offered to the DPA investors a cash payment in rescission of their DPA purchases or, alternatively, a 10% bonus on the number of Props Tokens each DPA holder was previously entitled to receive pursuant to the DPA’s terms.  As a result, we intend to issue the number of Props Tokens equal to 110% of the amount of each investor’s purchase price, plus interest in an amount equal to 20% of the purchase price, divided by $0.1369, to each DPA investor who did not elect a cash payment in rescission of their DPA purchase or did not seek early repayment of their DPA in cash. As adjusted per the increased interest rate and net of all refunds already issued, as of June 3, 2019, the DPAs could be satisfied by either YouNow Services’ delivery of, in aggregate, 6,661,073 Props Tokens, including the bonus Props Tokens, or payment in cash.

One June 4, 2019, the Company caused YouNow Services to assignee the DPAs to the Company, so that the Company could then begin to satisfy its payment obligations under the DPAs in Props Tokens. Through December 1, we issued 5,766,819 Props Tokens to holders of our DPAs. As of December 1, 2019, an additional 894,254 Props Tokens remain issuable pursuant to these DPAs pending confirmation of wallet addresses.

As a result of the Props Tokens to be paid in interest and the Props Tokens to be paid as bonus Props Tokens, the weighted average price of each Props Token distributed to a DPA holder is $0.1037 per Props Token. As of December 31, 2018, the Company’s obligations under these agreements could have been satisfied by YouNow Services’ delivery of, in aggregate, 7,122,181 Props Tokens or payment of cash.

Upon the delivery of Props Tokens pursuant to the terms of a DPA, the DPA will terminate pursuant to its terms, and neither the Company nor any of its affiliates will have any continuing obligations to the DPA holder under the DPA’s terms.

The form of DPA is included as exhibit 3.3 to the offering statement in which this offering circular is included.

●	Advisor Agreements:

In the past, the Company entered into agreements with certain of our advisers for the issuance of Props Tokens. These agreements were entered into with these advisers in order to induce them to provide professional services to the Company, and the form of written agreement governing the majority of these relationships is included as an exhibit to this offering circular.  We may not have received representations necessary from these advisers for us to establish all necessary facts in order for us to rely on an exemption from the registration requirements of the Securities Act, as well as those of various state securities laws. The Company, however, believes it had a reasonable basis as to the accredited investor status of 29 out of the total of 33 advisers.

In March 2019, the Company began issuing Props Tokens to these accredited investors. As of December 1, 2019, we have issued 9,716,429 Props Tokens to these advisers. 409,045 of these Props Tokens are subject to vesting requirements or transfer locks imposed according to the terms of the adviser’s agreement or because the tokens are restricted securities as a result of being earned less than a year and a day prior to issuance. As of June 30, 2020, an additional 587,127 Props Tokens remain issuable pursuant to these agreements pending confirmation of wallet addresses. An additional 227,599 Props Tokens were recently earned, as of June 30, 2020, and if issued, would also be subject to transfer locks for a year and a day after the date they were earned. 27,154,342 Props Tokens have been reserved for issuance pursuant to a token option agreement entered into with an adviser, at an exercise price of $0.00125 per token. Props Tokens issued pursuant to the option agreement may be subject to transfer locks imposed because the tokens are restricted securities. Further, if the Company creates Props Tokens that, together with all other Props Tokens then in existence, represent more than 1,000,000,000 Props Tokens and any amount of the newly-created are then issued to wallet addresses controlled by the Company or its equity investors, then one of our advisers will be entitled to receive from the Company 2.825 Props Tokens for every 26 Props Tokens issued to the Company or its equity investors. The Company also conditionally intends to issue approximately 292,184 Props Tokens to a former adviser as liquidated damages in connection with the termination of an adviser relationship.

Agreements for the issuance of 289,039 Props Tokens to four of the advisers remain outstanding. The Company has not distributed Props Tokens to these four advisers because the Company believes that it does not currently have a reasonable basis as to these advisers’ accredited investor status. For these advisers, the Company intends to pay advisers in cash, rather than Props Tokens.

●	PeerStream Agreement:

In May 2019, we entered into an agreement with the Third Party Developer to facilitate the integration of two of their apps into the Props Network. This agreement provides for the grant of rights to receive Props Tokens upon the achievement of certain milestones described in the agreement, including the execution of the agreement and mutual public announcement of the agreement, and the integration of the apps. According to the terms of this agreement, in aggregate, the Third Party Developer could have earned the right to receive up to 15,000,000 Props Tokens upon the achievement of these milestones, and additional 1,500,000 Props Tokens if these milestones were all reached prior to October 31, 2019. In September 2019, we amended the agreement with Third Party Developer so that, in aggregate, the Third Party Developer may earn the right to receive up to 10,500,000 Props Tokens upon the achievement of these milestones, instead of the 15,000,000 Props Tokens contemplated in the original agreement, and additional 1,000,000 Props Tokens if these milestones are all reached prior to December 31, 2019 or, if this post-qualification amendment has not been qualified by December 2, 2019, 30 calendar days after such qualification. The Third Party Developer already earned the right to receive in the future 3,000,000 of these Props Tokens in connection with its entry into the initial agreement. This agreement was amended and restated on January 30, 2020, in order to, among other things, extend the dates of the milestones to March 15, 2020 for launch of the CamFrog app, and to April 30, 2020 for launch of both the CamFrog and PalTalk apps. This agreement also allows the Third Party Developer to terminate its relationship with the Company and the Props Network at any time and for any reason upon ninety (90) days’ written notice. We may in the future enter into similar agreements and make additional grants of rights to receive Props Tokens in connection with entering into such agreements. As of the date of this offering circular, all of the Props Tokens to be delivered as milestone payments to the Third Party Developer, notwithstanding the fact that not all of the milestones have yet been achieved.

The written agreements, as amended, governing this relationship are included as exhibits 6.13 and 6.14 to the offering statement in which this offering circular is included.

●	Contributor Agreements:

In September and October 2019, we entered into conditional agreements with four content partners that, subject to the execution of an acceptable grant agreement, provided the content partner with the right to receive Props Tokens pursuant to Regulation D in exchange for broadcasts in the Props Live Video App and other off-platform promotional activities of those broadcasts. In aggregate, these agreements would have given these content partners the right to receive approximately 2,332,352 Props Tokens. In 2020, the Company canceled these agreements. In addition, in October 2019, the Company entered into one conditional agreement with a content partner that, subject to the execution of an acceptable grant agreement, provided the content partner with the right to receive 438,276 Props Tokens pursuant to Regulation S under the Securities Act in exchange for broadcasts in the Props Live Video App and other off-platform promotional activities of those broadcasts.

●	April 2020 Private Placements

From April 21 through April 27, 2020, we closed a number of private placements of Props Tokens (the “April 2020 Private Placements”) with multiple investors, including new institutional investors, two entities that are stockholders of the Company and are associated with one of our directors and the executive officer of one of the Apps that participate in the Props Network. In the private placements, we raised approximately $1,342,500 in cash and an additional fraction of that amount in the form of other consideration, at a price of $0.07 per token. In addition to receiving Props Tokens, each investor in the April 2020 Private Placements received warrants to purchase an additional number of Props Tokens, equal to up to 30% of the number of Props Tokens initially purchased, at an exercise price of $0.07 per Props Token. The warrants are non-transferable and expire one year after the date on which the Props Tokens were purchased. 26,857,143 Props Tokens were sold in the April 2020 Private Placements, not inclusive of any Props Tokens that might be issued in connection with the exercise of any of the associated warrants.

We have provided below a tabular presentation of the total number of investors, the total number of tokens issued or issuable pursuant to these agreements, and the total consideration received in connection with these agreements as of June 30, 2020.

	Number of Investors	Tokens Issued and Issuable(1)		Total Consideration ($)
Simple Agreements for Future Tokens	543	188,473,198	(2)	20,610,636	(3)
Debt Payable by Asset Agreements	767	6,661,073	(4)	690,834	(5)
Advisor Agreements	35	38,266,720	(6)	1,555,227	(7)
PeerStream Agreement	1	11,500,000	(8)	1,574,350	(9)
Contributor Agreements	1	438,276		60,000	(10)
April 2020 Private Placements	13	34,914,286	(11)	2,440,000	(12)
Totals	1,360	280,253,553		26,935,047

(1)	For purposes of this table, the term “issuable” includes Props Tokens which we have a potential obligation to issue in the future but have not yet issued, principally because the obligation will not mature until some future time; the recipient has not paid consideration due or not performed some other condition procedent to issuance; or the issuance is subject to the vesting of an entitlement or the exercise of a warrant or other right.

(2)	Includes 186,322,533 Props Tokens that were distributed pursuant to SAFTs (as amended) that we entered into under Regulation D, including the issuance of 15,065 Props Tokens to an investor who, prior to March 2019, was thought to have completed a refund in connection with the March 2018 refund offer. Also includes 2,150,665 Props Tokens that remain issuable pursuant to outstanding SAFTs. Does not include 123,613 Props Tokens, originally issuable pursuant to a SAFT, which will not be issued in connection with the SAFT investor’s requested cancellation in 2019 of half that investor’s investment.

(3)	Represents the aggregate purchase price paid by SAFT investors. In March 2018, we offered to these investors a rescission of their SAFT purchases, and purchasers, with an aggregate purchase price of $2,374,608 accepted this offer, thereby decreasing the total consideration received to $20,610,636. The undiscounted price per Props Token offered in our SAFT offering was $0.1369. Certain of the SAFT purchasers, however, received discounts from this price in connection with their election for early investment or vesting schedules on their Props Tokens, once distributed. Upon election of these terms, subscribers were given discounts from the undiscounted price. As a result, the weighted average sale price of all of the Props Tokens issued and issuable pursuant to the SAFTs was $0.1093 per Props Token.

(4)	Includes the payment of 20% interest on the aggregate loan amounts under the DPAs and a 10% bonus on the total amount of Props Tokens paid or payable pursuant to the terms of the DPAs. Through June 30, 2020, we issued 5,824,039 Props Tokens to holders of our DPAs. As of June 30, 2020, an additional 837,034 Props Tokens remain issuable pursuant to DPAs, pending confirmation of wallet addresses.

(5)	In March 2018, we offered to these investors a rescission of their DPA purchases, and in addition, some DPA holders exercised their rights to early refunds of their investments. As of June 4, 2019, purchasers with an aggregate purchase price of $379,166 were either granted rescissions or early refunds of their investments, thereby decreasing the total consideration received to $690,834.

(6)	Includes 9,716,429 Props Tokens issued as of June 30, 2020 pursuant to agreements with our advisers. Also includes 587,127 Props Tokens that remain issuable as of June 30, 2020 pursuant to these agreements pending confirmation of wallet addresses, 227,599 Props Tokens recently earned, and 27,154,342 Props Tokens that remain issuable pursuant to a token option agreement entered into pursuant to an agreement with an adviser, at an exercise price of $0.00125 per Props Token. This number also includes (i) 292,184 Props Tokens that the Company conditionally intends to issue to a former adviser as liquidated damages in connection with the termination of an adviser relationship and (ii) 289,039 Props Tokens that the Company does not intend to issue because it currently lacks a reasonable basis as to accredited investor status.

(7)	Advisors did not pay cash in connection with entry into these agreements. This amount is calculated based on a price of $0.1369 per Props Token for all Props Tokens issued pursuant to these agreements, the effective undiscounted per Props Token price paid by purchasers of our SAFTs. For all Props Tokens issuable pursuant to the token option agreement, this amount is calculated based on a price of $0.00125.

(8)	Includes the up to 10,500,000 Props Tokens that PeerStream may earn the right to receive upon the achievement of certain milestones, and an additional 1,000,000 Props Tokens if these milestones are all reached prior to December 31, 2019.

(9)	PeerStream did not pay cash in connection with entry into its agreement with the Company. This amount is calculated based on a price of $0.1369 per Props Token, the effective undiscounted per Props Token price paid by purchases of our SAFTs.

(10)

Cash was not paid in connection with entry into this agreement with the Company. This amount is calculated based on a price of $0.1369 per Props Token, the effective undiscounted per Props Token price paid by purchases of our SAFTs.

(11)	Includes 8,057,143 Props Tokens that are issuable in connection with the potential exercise of warrants granted in connection with the April 2020 Private Placements. The warrants are exercisable at $0.07 per Props Token.

(12)	Includes the total cash and non-cash consideration paid in connection with the April 2020 Private Placements, assuming that all warrants issued in connection with such sales are exercised at their exercise price of $0.07 per Props Token.

In the future, we may sell Props Tokens or rights to receive Props Tokens in additional private offerings.

Prior to the qualification of the offering statement of which this offering circular is a part, the Company issued 83,500,000 Props Tokens to Props PBC for no cash consideration, and Props PBC may distribute up to 45,000,000 of these Props Tokens pursuant to this offering statement. See “Plan of Distribution—Props PBC Offering” for additional details. Because Props PBC will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act, the issuance of Props Tokens from the Company to Props PBC may be characterized as an underwriting commission. Any of the Props Tokens distributed by Props PBC in connection with the Props PBC Offering will, however, be distributed for no cash consideration.

The Props Tokens distributed in these offerings will not be restricted securities under federal securities law, and the Company anticipates that these Props Tokens will be usable without restriction on the Props Network, including, in the future, for any tipping functions. As of the date hereof, we are not aware of any national securities exchange or exchange registered under Form ATS with the Securities and Exchange Commission that lists the tokens for trading. Holders of Props Tokens that wish to transfer these Props Tokens will be required to make their own determination as to whether such transfer is in compliance with state and foreign securities laws, as applicable.

DESCRIPTION OF BUSINESS

Overview

The Company is a Delaware corporation founded in April 2011 under the name Bnow, Inc. On November 19, 2012, the name was changed to YouNow, Inc. The Company has five wholly-owned subsidiaries, YouNow Research and Development Ltd., Switch RTC Ltd., YouNow Services, LLC, The Props Foundation Public Benefit Corporation, and Algo International Holdings Corp. (“AIHC”). YouNow Research and Development Ltd. is an Israeli company that was formed in September 2014 with the purpose of recruiting and employing engineers in Israel. Switch RTC Ltd. is an Israeli company acquired by the Company in February 2018 for its many-to-many video infrastructure, which was integrated into the Company’s product offerings. YouNow Services, LLC is a Delaware limited liability company that was formed in December 2017 to facilitate the offering of the Props Tokens under the DPAs. AIHC is a Panamanian corporation that was formed in April 2020 to enter into strategic transactions with non-U.S. counterparties. The Props Foundation Public Benefit Corporation is described in more detail below.

Historically, the Company has been in the live streaming video industry and was the first company to popularize social, live video streaming on mobile devices in the United States. Since 2017, the Company has leveraged its technology, expertise, user community and other assets to build the infrastructure for an open, decentralized digital media network called the Props Network. Given the Company’s substantial experience in developing and operating a consumer-facing mass market participatory video app using digital currency, we believe we are uniquely positioned to help develop this next-generation digital media network.

The Company’s first mobile application, the Props Live Video App, provides a platform on which any user can broadcast to a live audience, watch video content and engage with content creators (broadcasters) and other users. Subsequently, the Company developed two additional apps: the Rize app, which was merged into the Props Live Video App in October 2018, and the Game Show App. We discontinued operating the Game Show App in early 2019. At the time, we anticipated that the Props Tokens would be released for usage in our apps much earlier, and we built Game Show App on that premise. We thereafter decided to discontinue the Game Show App.

In order to enrich the participatory experience, encourage user engagement and empower content creators on the Props Live Video App, the Company created one of the first two-sided virtual economies in the United States, with incentives for both content creators (broadcasters) and other users (fans). The Company’s effective digital economy, powerful video technology and broadcasting tools, and the engaging, gamified user experience it has created helped it attract over 2.8 million content creators and more than 50 million registered users to the network since its inception, all of whom make up the seed user base for the Props Live Video App.

With the launch of the Props Network, the Company’s Props team continues to pioneer a network of applications and users operating within a decentralized economy. In March 2019, the Company began distributing Props Tokens to SAFT holders as described under “Other Offerings,” and thereafter, the Props Live Video App provided functionality for Props Tokens, as described in “Annex A: Props Live Video App Plan of Props Token Usage.” Our goal is to create a network that empowers its content creators, developers and users, and that is fundamentally structured to better align the incentives of these various network participants. The Props Token, the Props Network and open source tools will serve as the enabling infrastructure for the Props Network.

The Company merged the Props Live Video App and the Rize app in October 2018 in order to shift all of the Company’s existing users to the Props Network.

On February 26, 2020, the Company sold the Props Live Video App to a third-party acquirer, and at the end of the day on February 29, 2020 transferred the operation of the app to that acquirer. The Props Live Video App was key to the Props Network launch and the initial adoption of the Props Token, and continues to reward its community with Props Tokens. Following the sale of the Props Live Video App, the Company is focused exclusively on growing the Props Token economy. The team works with a wide variety of apps and acts solely as a token propagator and shepherd of the Props Network development, and not as the operator of any consumer apps.

The Props Foundation Public Benefit Corporation is a Delaware public benefit corporation that was formed in September 2018, with a designated public benefit purpose of creating an open, sustainable and equitable media network that fairly rewards all participants, for their contributions to the network, by supporting and promoting the growth, research, development, and adoption of the protocol and token underlying the Props Network. In addition to ensuring early fundamental utility, Props PBC will be responsible for overseeing the development of critical infrastructure used by the ecosystem, including wallets and other services for holding or spending Props Tokens. In addition, Props PBC will sponsor activities like hackathons, competitions and promotions to develop ecosystem infrastructure, build the Props developer community and grow awareness for Props tokens. Bounties, which may be publicly published by Props PBC, may be associated with specific projects. Administering Props PBC’s discretionary grants and infrastructure development budget will be a diligent process to ensure investments in the ecosystem yield maximum value. Such investment decisions will be made by experienced individuals whose financial interests are aligned with the success of the Props Network and the Props Tokens. It is also important to diversify decision-making processes and Props PBC will direct a portion of its grants based on input from Props ecosystem participants and Props token holders.

The Company and Props PBC expect to fund their future operations through income generated from sales of Props Tokens in transactions not qualified in these offerings, which will be either registered or exempt from registration under the Securities Act. The Company is also exploring other potential revenue sources.

Prope Network

The Props Network is designed to address the problems inherent in today’s highly centralized digital media landscape, in which a small number of large companies effectively control digital media distribution and access. These companies have accumulated hundreds of billions of dollars in enterprise value, yet only a very small fraction of that value flows back to the people who create value for these networks, namely their content creators, curators and publishers, and the developers building on top of them. These issues are not unique solely to digital media, and Props Tokens are being considered by developers of other types of consumer apps as well. The large companies that control the networks monetize the attention and information of their users and extract the vast majority of financial value out of the network, while network users and contributors do not benefit from the vast majority of financial value of the network they constitute.

We believe networks that incorporate distributed ledger technology and crypto-economic business models offer opportunities to build a digital media platform that better aligns the incentives of network participants, enabling the facilitation and enforcement of value sharing, empowering a sense of community ownership. As a result, our long-term strategy is to create a decentralized token economy that operates across many apps, where the Company plays an increasingly smaller role in making key decisions affecting the Props Network as other network participants, in turn, play increasingly larger roles in maintaining the Props Network. We believe that through our platform, we will tokenize the digital economy so as to reward the users and participants who help digital communities grow.

Props Tokens are a key element of the Props Network. Props Tokens are Ethereum-based and “ERC-20”-compliant cryptographic tokens, which means that they are a digital asset existing on the Ethereum blockchain. The rules governing basic functions of the Ethereum-based “smart contract” that creates Props Tokens (the “Token Code”) adhere to widely-known conventions. See “Description of The Props Tokens Being Offered.”

The Company and Props PBC Network Support

Initially, as described in “Description of the Props Network,” both the Company and Props PBC intend to play significant roles in guiding the development of the Props Network and the administration of the Props Blockchain. In part, the Company will play this role by performing essential functions in the Props Network—as in the case of developing the network open-source software and serving as an initial Validator. In addition, as discussed above in “Description of the Props Network—Props PBC,” Props PBC will play a key governing role with respect to the Props Network “smart contracts,” and play a key role in determining who may become a part of the Props Network. Props PBC also intends to make grants or expense reimbursements, on a discretionary basis, to (i) developers building either apps on the Props Network or Props Network infrastructure, (ii) strategic content partners, and (iii) other entities directly supporting the growth of the Props Network, as well as issue Props Tokens for cash. Props PBC intends to support these functions in light of our stated public benefit purpose to create an open, sustainable and equitable media network.

In January 2018, we formed a nonprofit foundation based in the Seychelles, The PROPS Foundation. That company is no longer in existence.

Expected Development Timeline and Costs

We operate the Props Network with eight key components, which include (1) open-source software tools that establish the connections/interfaces with the rest of the apps on the network and the rest of the network infrastructure; (2) the apps that incorporate this software into their code; (3) the Props Blockchain, created from data supplied by Props Apps and written into a publicly-available record of both app usage data and future rights to Props Tokens; (4) Validators; (5) the Token Code; (6) the Protocol Rewards Engine; (7) Props PBC, which will oversee key functions for the Props Network; and (8) app users. The software and infrastructure for the basic functions of these key components of the Props Network have been operational since qualification—although the number of participants working with this software and infrastructure is now limited to three Validators, including the Company. See “Description of the Props Network” for additional details regarding the Props Network’s key components.

The Props Network is, however, still being further developed, and we expect that we will continue to make developments and improvements on the above-described key components to the Props Network into the foreseeable future—as well as expand the Props Network’s operations by increasing participation. We expect, for example, that we may make updates to the “smart contracts” on the Props Network and will continue to create or encourage the creation of additional functionality for Props Tokens. See “Description of The Props Tokens Being Offered—“Smart Contract” Modifications and Changes to Token Functionality” and “Description of the Props Network” for additional details. We expect that these efforts will continue throughout the foreseeable future, and we expect that annual costs related to funding our operations and developing the Props Network will be, approximately, $1.8 million. We also expect to add additional Props Apps to the Props Network.

The further development of the Props Network will not affect the ability of the operator of any Props App to deliver the Props Tokens to users of that Props App. Further, there will be no delay in the delivery of Props Tokens due to the need for further development of the Props Network.

We devoted a significant amount of our development efforts to preparing the Props Live Video App for the integration of Props Tokens throughout 2019. See “Annex A: Props Live Video App Plan of Props Token Usage” for a description of the Props Live Video App and “Risk Factors—Risks Related to the Further Development of the Props Network” for additional discussion regarding risks related to the development of a substantial user base and the Props Network. Because the Props Tokens may be users’ first experience with cryptocurrency, we expect that each Props App Developer will need to devote significant efforts to help acclimate users to Props Tokens, and we have designed some of the Props Network’s key components, including the wallet functions, in order to make the experiences of Props Apps users of cryptocurrency relatively easy.

We are devoting significant efforts to working with app developers who are interested in developing additional Props Apps. We expect that, as the base of users for the Props Live Video App grows, additional app developers will become interested in developing Props Apps. Props PBC may make grants of Props Tokens to some of these developers. See “Plan of Distribution—The Props PBC Offering” for additional detail regarding the grants program.

Assignment, Decentralization

In the future, we could take a less active role in guiding the development and administration of the Props Network. This could occur as a result of the assignment of the ownership of the Protocol Rewards Engine or other parts of the Props Network infrastructure to Props PBC or taking other actions that we would deem necessary to assign the operation and maintenance of the Props Network infrastructure to Props PBC. Depending on the actions we take and how completely the essential managerial and entrepreneurial efforts that Props Token holders would be relying upon would become those of Props PBC and not the Company’s, we believe that this could result in Props PBC becoming the issuer of the Props Tokens. We believe that this determination could only be made in consultation with counsel and, if appropriate, the SEC or its staff. If this were to occur, we will work to ensure that Props Token holders receive notice through public filings on EDGAR, through Props Apps, and through social media. We will also work with the SEC to help ensure that Props Token holders have adequate advance notice of these changes. We do not, however, anticipate that Props Token holders will have any rights in determining that decentralization of the Props Network to this extent has occurred. See “Risk Factors—In the future, we could assign essential components of the Props Network, including the Protocol Rewards Engine, to Props PBC, which ultimately could negatively affect the Props Network and the value of the Props Tokens, and may ultimately result in us disclaiming our status as the issuer of the Props Tokens.”

We could at some point in the future take a less active role in guiding the development and administration of the Props Network as a result of increasing decentralization of the Props Network. For example, we anticipate that, in the future when there is a healthy ecosystem of Props App developers and users on the Props Network, we could entrust the Controller authority to a decentralized autonomous organization (“DAO”), which would then enable Props Token holders to vote on changes to these “smart contracts.” We don’t believe that decentralization like this will occur at any time in the foreseeable future and therefore do not presently have a fixed procedure for how it would be implemented. If any significant change to our platform such as this were to occur, it would require the approval of the board of directors of Props PBC and the substantial support of our community of users and Props Token holders. Users and Props Token holders will not, however, have any enforceable rights with respect to decisions regarding significant changes to the platform. We anticipate that we would communicate our consideration of such a change to our users and Props Token holders using methods that may include the following: posting on our social media accounts (including on twitter and telegram), providing notifications on our website, sending out emails to our mailing list and, if applicable, filing a post-qualification amendment or supplement to this offering circular. Our users would be invited to provide input using methods that may include the following: replying to our messages on social media and through email, completing surveys, providing non-binding, advisory votes on proposals (voting mechanisms may include voting through the use of a Props Token) and attending virtual video “town hall” meetings to engage in discussion and provide feedback. In addition to providing notification and soliciting our users’ input, we would need to create additional technological capabilities in order to successfully effect such decentralization. Further, while the law for this is evolving, we believe that, subject to the view of the SEC, it is possible that at some point in the future the Props Network could become so decentralized that Props Tokens would no longer be considered to be securities issued by the Company. This potential, future result was generally described by the Director of the SEC’s Division of Corporation Finance, William Hinman, in a June 2018 public speech.

We believe that the determination that the Props Network is so decentralized that the Company is no longer the issuer of the Props Tokens likely will turn on whether purchasers reasonably expect the Company to carry out essential managerial or entrepreneurial efforts. A mix of facts and circumstances may inform whether the efforts of the Company are no longer a key factor for determining the success of the Props Network and the Company may no longer have an informational advantage over others, so that disclosures by the Company may be less meaningful. We don’t believe, for example, that this will necessarily occur if we entrust Controller responsibilities to a DAO, and we believe that this determination could only be made in consultation with counsel and, if appropriate, the SEC or its staff. If this were to occur, we will work to ensure that Props Token holders receive notice through public filings on EDGAR, through Props Apps and through social media. We will also work with the SEC to help ensure that Props Token holders have adequate advance notice of these changes. We do not, however, anticipate that Props Token holders will have any rights in determining that decentralization of the Props Network to this extent has occurred.

Borderless Agreement

As part of the closing of the April 2020 Private Placements, a memorandum of understanding between the Company and Borderless Management LLC (“Borderless”), one of the new institutional investors, became binding. The memorandum of understanding requires us to, among other things, migrate a portion of our operations (relating to the holding and delivery of Pending Props) from the Props Blockchain to the Algorand blockchain; work to create a version of the Props Token that can run on the Algorand blockchain; collaborate with Borderless to increase the liquidity and availability of Props Tokens on the Algorand blockchain; collaborate with Borderless to increase the possibility of exchange listings of Props Tokens; and collaborate with Borderless to use good faith efforts to introduce existing or future Apps to the Algorand blockchain for integrating with the Props Network, as and when feasible.

Foundation Agreement

On April 24, 2020, AIHC, a Panamanian subsidiary of the Company, entered into an agreement (the “Foundation Agreement”) with Algorand Foundation Ltd. (the “Foundation”). The Foundation is a non-profit Singapore public company whose stated objectives include the establishment of an open, public and permissionless blockchain based on the Algorand protocol and open source software initially designed by Silvio Micali and others. Pursuant to the Foundation Agreement, the Company has agreed to migrate the Props Blockchain for Pending Props to the Algorand blockchain. This migration is expected to be completed within the next 3 months. The Foundation Agreement also provides that the Company and the Foundation will enter into a formal collaboration to explore the feasibility and desirability of a broader transition of the underlying infrastructure of Props Tokens from the Ethereum blockchain to the Algorand blockchain, following a successful completion of the Pending Props migration, subject to both parties reasonably concluding that completion of this broader transition is feasible on commercially reasonable terms and desirable for both the parties and the holders of Props Tokens. The Foundation Agreement offers various incentives to the Company in the event the Pending Props transition is successfully completed and in the event the broader transition is undertaken thereafter and successfully completed. There can be no assurance the Pending Props migration will be successfully completed in the time indicated, or at all, or that the broader transition will be undertaken thereafter and successfully completed.

Sale of the Props Live Video App

On February 26, 2020, we entered into an agreement (the “Asset Purchase Agreement”) for the sale of certain of our assets relating to and including the Props Live Video App. The sale was made to YouNow Media, LLC (the “Acquirer”), an unaffiliated entity, on an arm’s-length basis. As of the same date, we and the Acquirer closed the sale and the Acquirer entered into a separate agreement with us (the “Props Services Agreement” and, together with the Asset Purchase Agreement, the “Agreements”) to continue to operate the Props Live Video App as part of the Props Network and to continue to reward Props Live Video App users with the issuance of Props Tokens. Thereafter, as of March 1, 2020, the Acquirer became the Props Live Video App Operator and hired all of our employees whose functions principally involved operation of the Props Live Video App (but not our senior executives). We refer to the foregoing events collectively as the “Transaction”.

Effects of the Transaction

By consummating the Transaction, we believe that we have achieved a number of our near-term business goals, and have improved our ability to achieve our longer-term business goals. As a result of the Transaction, we have established a formal separation between our role as an issuer of SEC-qualified cryptographic Props Tokens, which can be used across multiple mobile applications and websites belonging to the Props Network, and our former role as the Props Live Video App Operator, which is part of the Props Network (alongside Camfrog, which joined the Props Network in February 2020; other apps are planned to join the Props Network in the coming months). We can thereby focus our attention on the expansion of the Props Network, the expected consequent increases in the utility of Props Tokens and the expected resulting demand for the issuance of more Props Tokens. The Transaction also removes the potential concern that we might provide preferential treatment to our own app in our operation of the Props Network; as a result, our sale of the Props Live Video App may make joining the Props Network more attractive to additional third-party apps.

We also believe that the Transaction may increase the Company’s appeal to investors as a “pure play” token and network propagation business, and thereby facilitate the raising of additional investment, which is critical to our continued operations. Moreover, the Transaction has provided the Company with additional working capital. The Company has long been projecting its need for additional cash and cash equivalents to fund ongoing operations. See, e.g., the Company’s amended Offering Statement on Form 1-A/A filed September 27, 2019, in the Risk Factors section at page 33 (projecting cash availability through May 31, 2020), most recently affirmed in the Company’s amended Offering Statement on Form 1-A/A filed February 10, 2020. In the near term, the Transaction has also reduced the Company’s ongoing monthly operating losses and its cash burn rate, which were higher when the Company’s operations included the App as well as the operations associated with Props Token issuance and the Props Network.

In addition, the Transaction provides that the Props Live Video App will be a continued participant in the Props Network.

While the foregoing changes improve our prospects, we believe that the Transaction will not have a material effect on the rights of holders of Props Tokens. Props Token holders have no stake in our equity capital or earnings and no right to participate in stockholder votes or other decision-making with respect to us and our operations. The Transaction involves no changes to how Props Tokens function, or in the rules that apply to their ownership or transfer. Therefore, changes to the ownership of the Props Live Video App will not affect Props Token holders, so long as the Props Live Video App continues to reward users with Props Tokens and continues to operate as part of the Props Network – which it will do, as further described below.

Summary of the Transaction Agreements

Pursuant to the Asset Purchase Agreement, the Acquirer purchased the Props Live Video App for cash and in exchange received the Props Live Video App itself, related intellectual property and assets and a designated amount of working capital. The purchase price will be subject to certain post-closing adjustments in connection with, among other things, true-ups of certain receivable and payable amounts that were not exactly determinable at the time of closing. The Acquirer also succeeded to a secured loan arrangement that we had put in place in respect of certain of our ongoing Props Live Video App-related receivables, and our obligations and pledges of assets under that secured loan arrangement were terminated.

Consistent with the Asset Purchase Agreement, and in connection with the Transaction, we terminated, and the Acquirer hired, our employees whose job responsibilities were primarily related to the operation of the Props Live Video App, with the exception of our senior executives. The parties will cooperate to ensure that none of these employees experience an interruption in benefits. It is contemplated that each of these employees’ prior equity compensation awards from us will be amended so that they will continue to vest so long as the employee continues to work for the Acquirer, subject to the remaining terms of our equity incentive plan. As a result of the Transaction, the size of our staff has declined from 25 full-time staff, as of December 31, 2019, to 6 full-time and 4 part-time staff.

The Transaction was approved by our Board of Directors. In addition, although we do not believe that the approval of our stockholders was required for it to enter into the Transaction, at the request of the Acquirer, we agreed in the Asset Purchase Agreement to secure, and prior to the closing did secure, such approval from a majority of the holders of our outstanding common stock. In the Asset Purchase Agreement, the parties additionally agreed to indemnify each other and their respective affiliates, successors and assigns from various losses that could arise under the agreement or in connection with the Transaction.

As a condition in the Asset Purchase Agreement to the Acquirer’s purchase of the Props Live Video App, the Acquirer agreed to use its reasonable best efforts to continue the use of Props Tokens on the Props Live Video App. In connection therewith, we and the Acquirer entered into the Props Services Agreement. The Props Services Agreement establishes the material terms and conditions under which the Props Live Video App will operate within the Props Network, including the way Props Tokens will be issued to Props Live Video App users. The Props Services Agreement establishes ongoing procedures concerning the issuance of Props Tokens to Props Live Video App users that are substantially similar to the procedures that applied prior to the date of the Transaction, as described elsewhere in this offering circular. The Props Services Agreement also establishes the material terms of the relationship between us and the Acquirer as Props Live Video App Operator, which will be similar to the terms of the relationship established with the operator of the other third-party app that is currently part of the Props Network, and which we expect will be similar to the terms of the relationships we expect to establish with operators of additional third-party apps that join the Props Network in the future. As of the date of the Transaction, the Props Live Video App will continue to use Props Tokens as rewards, provide functionality to Props Token users and operate within the Props Network as it did when we were its operator. We expect this to continue in the future.

The Acquirer is controlled by Mr. David Pachter. Mr. Pachter is a stockholder of ours, but he holds substantially less than 5% of our outstanding voting securities. Mr. Pachter’s background includes successfully founding and operating media, technology and services businesses, including small and medium-sized businesses.

For additional information concerning the transaction, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Sale of the Props Live Video App.”

White Papers

In November 2017, the Company issued its first White Paper, which provided an overview of a decentralized model for a digital media network that would use blockchain technology to reward its users, content creators, developers and other contributors. In February 2018, the Company issued the second version of its White Paper with updates. The Company updated its White Paper in March 2019 to describe changes to the design and proposed development of the Props Network. To the extent there are material changes in the Company’s plans for and development of the Props Network and governance of the Props Tokens, the Company may issue an additional White Paper describing such updates.

Competitive Landscape

The competitive landscape will present challenges to the Company’s ability to develop the Props Network. Blockchain technology and decentralization of data systems have garnered significant amounts of attention recently. Similarly, the recent financial upsides of initial coin offerings, or “ICOs”, have resulted in the tokenization of companies becoming viewed as an attractive alternative to traditional venture capital financing. As the markets for blockchain technology and token offerings have grown at exponential rates, so has the competition. The size of the market opportunity to create a decentralized model for a digital media network will attract potential competitors seeking to be a leader in the industry in which the Company currently operates. As the Company continues to develop The Props Network and the Props Blockchain, we expect to face significant competition from emerging technology companies and established market participants, including but not limited to social media apps such as Facebook, Instagram, Reddit, Twitch and Snapchat, and video apps such as YouTube.

Intellectual Property Matters

Aspects of the Props Network, software and other technology, including our sidechain technology, include software covered by open source licenses. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on the Props Network. If portions of our proprietary software are determined to be subject to an open source license, or if we do not correctly comply with the terms of the open source software licenses applicable to our open source software and technology, it could result in costly litigation or lead to negative public relations. Further, if portions of our proprietary software are determined to be subject to an open source license we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. For further details regarding our intellectual property and the risks related thereto, see “Description of the Props Network—The Open Source Software” and “Risk Factors—Risks Related to the Development of the Props Network.”

One or more competitors may obtain patents or other protections covering technology critical to the operation of the Company’s existing technology or any future derivatives of the technology. Occasionally, the Company may be targeted with patent infringement lawsuits. These cases may be brought by non-practicing entities that sustain themselves by suing other companies. Currently, the Company is not aware of any patent infringement suits against it, or contemplated to be brought against it.

Legal Proceedings

On May 20, 2015, a former broadcaster on the Company filed a $10 million lawsuit against the Company with the Supreme Court of the State of New York. The plaintiff alleged that the Company had improperly terminated his broadcaster status due to an on-air altercation which led to claims of defamation, business disparagement, trade libel and breach of contract. The Company filed a motion to dismiss the action. On April 10, 2018, the court granted the motion and dismissed the complaint without prejudice. The plaintiff has filed a notice of appeal challenging the dismissal.

On March 15, 2018, the Company received a cease and desist letter with respect to the Company’s Props trademark. The Company responded on March 28, 2018 and has not heard anything further. We can provide no assurances on the outcome of this matter. If the other party were to prevail, we may be required to stop using the Props trademark, which could have a material negative impact on the Props Tokens, the Props Network, and our operations. See “Risk Factors—We may be sued by third parties for alleged infringement of their proprietary rights, which could harm our business, the Props Network, our ability to support the Props Network, and the value of the Props Tokens” for additional information.

On June 21, 2019, the Company received a license offer letter alleging infringement of, and offering a license to, certain patents. The Company believes the allegations have no merit and has not responded.

In the normal course of business, we may be named as a party to various legal claims, actions and complaints. We cannot predict whether any resulting liability would have a material adverse effect on our financial position, results of operations or cash flows.

Employees

As of December 1, 2019, the Company’s team consisted of 25 full-time employees. 17 of these employees worked out of our New York, New York offices and the remainder worked remotely from Israel, Poland, Canada, Maryland, Georgia and Texas. As of December 1, 2019 the Props PBC team consisted of two officers who worked out of our New York, New York offices. As a result of our sale of the Props Live Video App to a third-party acquirer, the number of our staff is now 6 full-time staff and 4 part-time staff.

None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our employee relations to be good.

Property and Facilities

The Company’s corporate headquarters are located in New York, New York. On September 3, 2019, the Company moved its corporate headquarters to 161 Bowery, where it occupied approximately 3,300 square feet of office space pursuant to a new sublease agreement. We entered into this new sublease on July 26, 2019 and it expired at the end of June 2020. This facility housed research, commercial and administrative personnel related to the network in general. Props PBC’s corporate headquarters were located in the same premises. Since the lease has expired, we believe that it may be more appropriate to allow our employees to work remotely. As a result, we do not intend to seek to renew the lease or to find replacement office space.

Government Regulation

The regulatory treatment of cryptocurrencies like the Props Tokens, related technologies like those used in the Props Network, including with respect to the Props Blockchain and other blockchain technologies, and actors in the crypto-space like cryptocurrency exchanges is uncertain in many ways. In part, this uncertainty results from the need for regulators to apply existing law to a new and evolving set of technologies and assets. We anticipate that regulation will evolve as various state, federal and international government agencies take greater interest in regulation of cryptocurrencies (and related technologies and actors) and seek to apply new and existing regulation to them. In addition, various legislative and executive bodies in the United States and in other countries may adopt new laws, regulations, or guidance, or take other actions in the future.

We also anticipate that regulation will continue to vary, as it does now, among international, federal, state and local jurisdictions. Further, it is possible that self-regulatory bodies will be established and create new regulations and guidelines that affect how cryptocurrencies, the tokens, the network, and our operations.

Any future regulatory actions applicable to the Props Tokens, the Props Network, other participants on the Props Network, and our related activities could severely impact us, the Props Network, including its development, and the value of the Props Tokens. We may need to restructure operations, the Props Network, or our plans for the Props Network significantly to comply with any new regulation or guidance. Failure to do so adequately or quickly enough could result in regulatory action (such as investigations by the government or a self-regulatory organization or government or private litigation or administrative actions) that requires us to spend significant time and effort, which would pull our attention away from the core of our business and potentially deplete our resources. It could also result in negative publicity. Regulatory change could even potentially result in the Props Tokens or certain operations or planned operations of the Company, Props PBC, or other Props Network participants, including developers of third party apps or Validators, being viewed as impermissible, which could result in a need for dramatic alterations or termination to these operations or planned operations. Regulatory action could also affect the rights of holders of the Props Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

Below is a summary of certain areas of government regulation that apply to our business and potential regulatory issues of which we are aware. As discussed below, we generally believe that our business and the offerings discussed in this offering circular are compliant with these regulations, but in certain cases there may be uncertainty related to that conclusion.

It is possible that at one point in the future, we will be able to treat the tokens as non-securities for purposes of applicable law. This could generally mean that the tokens and our business would be subject to fewer regulations and restrictions, although it is also possible that alternative regulatory regimes would take their place. We do not currently have significant guidance on when or how we will be able to treat the tokens as non-securities, and as a result we are, for current purposes, mainly focusing on the securities laws in the discussion below.

Securities Act Considerations

Props Tokens as Securities

We anticipate treating the Props Tokens as securities based on our view that the tokens are “investment contracts” under the recent guidance provided by the SEC “Framework for ‘Investment Contract’ Analysis of Digital Assets,” and the application of the test under SEC v. W. J. Howey Co. (the “Howey test”) to digital assets, in light of the current uncertainty as to how to evaluate when the Props Tokens are no longer securities. For the same reason, we also anticipate treating the Props Tokens as securities under the laws of certain foreign jurisdictions for the same reason. Typically, offerings of securities in the United States are required to register under the Securities Act with the SEC and, in compliance with state law, with applicable state regulators. Our plans to issue additional tokens after or outside of these offerings are subject to our ability to register or find a suitable exemption from registration for the issuance of Props Tokens in all applicable jurisdictions.

Our current offerings rely on an exemption from registration under the federal securities laws of the United States provided by Regulation A, which also provides for preemption of state registration requirements, but which also currently limits our issuances to $50 million in tokens each year. We anticipate that this amount will be sufficient to exempt the token issuances we contemplate under this offering circular, but there is no guarantee that this Regulation A will remain sufficient for our activities. Additionally, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A and token offerings under Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of the Props Tokens, as well as any ongoing compliance to which we may be subject under Regulation A. There may also be similar regulatory uncertainty with respect to certain of our planned operations in the future. This could make the addition of more Props Apps to the Props Network more costly and time-consuming process and may delay the introduction of additional functionalities for Props Tokens and other features of the Props Network, which could affect the value of Props Tokens purchased in these offerings.

Statutory Underwriter

By participating in the Props Network as Props App Developers and receiving Props Tokens from the Company so that they may be distributed to users, the Props Live Video App Operator and the Third Party Developer will each be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. A statutory underwriter is subject to the prospectus delivery and liability provisions of the Securities Act, Regulation M, and may be deemed to be conducting broker-dealer like activities that could in certain circumstances subject the developer to regulatory obligations. Although it would ultimately be based on the entirety of the facts and circumstances, we believe that the Props App Developer of any new Props App introduced to the Props Network would likely also be deemed a statutory underwriter.

Reporting Company Considerations

Under Regulation A, we will have limited ongoing reporting obligations to investors relative to the obligations of companies that are “reporting companies” for purposes of the Exchange Act. The exemption that allows this lighter reporting, however, is in part dependent on the use of a transfer agent with respect to a company’s securities. We do not intend to engage a transfer agent with respect to the Props Tokens, in part because there is no existing transfer agent that we are aware of able to perform relevant functions related to the tokens, and in part because the types of activities a transfer agent would normally engage in are performed automatically on the blockchain. As a result, as a practical matter, we also do not think we would be able to comply with the transfer agent requirement, and we do not think it applies to or would provide additional investor protections for these offerings.

Exchange Act Considerations

Registration as Transfer Agents

Under the Exchange Act, a transfer agent is a person who engages, with respect to securities registered under Section 12 of the Exchange Act, in (a) countersigning issued securities, (b) monitoring issued securities, with the goal of preventing unauthorized issuances, (c) registering transfers of issued securities, (d) exchanging or converting issued securities, or (e) transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates. Transfer agents are typically required to register with the SEC under the Exchange Act. Because each of the Company, as oracle to the Protocol Rewards Engine and the sole initial Validator for the Props Blockchain, Props PBC, the Ethereum blockchain, the Props Blockchain, Validators of the Ethereum blockchain and other, future-selected Validators of the Props Blockchain are each involved in facilitating transfers of the Props Tokens, they could be viewed as engaging in these types of activities.

We have taken the position that the Company, Props PBC, the Ethereum blockchain, the Props Blockchain, the Validators of the Ethereum blockchain and other, future-selected Validators of the Props Blockchain are not required to register as transfer agents, both because the Props Tokens are not currently securities registered under Section 12 of the Exchange Act, and because none of the activities the Company, Props PBC, the Ethereum blockchain, the Props Blockchain, the Validators of the Ethereum blockchain or other, future-selected Validators of the Props Blockchain is or will be involved in are described in the definition of a transfer agent. In addition, to the extent that certain activities that meet the definition of a transfer agent are performed automatically on the blockchain, a blockchain is not a “person” that would be required to register.

It is possible that the SEC or another regulator would disagree with our position. If so, the Company, Props PBC, the Ethereum blockchain, the Validators of the Ethereum blockchain or other, future-selected Validators of the Props Blockchain could be forced to register as transfer agents and comply with applicable law, which could lead to significant costs to us, Validators of the Ethereum blockchain or other, future-selected Validators of the Props Blockchain and could force us or these third parties to change or cease our operations with respect to the Props Network. It could also lead to considerable uncertainty as to how we or Validators would comply with regulation, which would likely result in a need for a relatively long registration process and could ultimately prove prohibitive to our business model. Any of these developments could adversely affect the Props Network, its development and the value of the Props Tokens.

Registration as Clearing Agencies

Also under the Exchange Act, a clearing agency is any person who (a) acts as an intermediary in making payments or deliveries, or both, in connection with transactions in securities; (b) provides facilities for comparison of data respecting the terms of settlement of securities transactions, to reduce the number of settlements of securities transactions, or for the allocation of securities settlement responsibilities; (c) acts as a custodian of securities in connection with a system for the central handling of securities whereby all securities of a particular class or series of any issuer deposited within the system are treated as fungible and may be transferred, loaned, or pledged by bookkeeping entry without physical delivery of securities certificates; or (d) otherwise permits or facilitates the settlement of securities transactions or the hypothecation or lending of securities without physical delivery of securities certificates. A clearing agency does not include any person solely by reason of performing a transfer agent function, specifically transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates. Clearing agencies are generally required to register with the SEC and comply with applicable regulation. Because the Company, Props PBC, the Ethereum blockchain and Validators of the Ethereum blockchain are involved in facilitating transfers in the Props Tokens, they could be viewed as engaging in these types of activities.

We have taken the position that the Company, Props PBC, the Ethereum blockchain and the Validators of the Ethereum blockchain are not clearing agencies under the Exchange Act because the types of activities they engage in are not those described in the definition of a clearing agency. To the extent that these activities occur on the blockchain, the blockchain is not a “person” that would be required to register.

It is possible that the SEC or another regulator would disagree with our position. If so, the Company, Props PBC, the Ethereum blockchain or the Validators of the Ethereum blockchain could be forced to register as a clearing agency and comply with applicable law, which could lead to significant costs to us and Validators of the Ethereum blockchain, and could force us to change or cease our operations. It could also lead to considerable uncertainty as to how we would comply with regulation, which would likely result in a need for a relatively long registration process and could ultimately prove prohibitive to our business model. Any of these developments would decrease the value of the Props Tokens sold in these offerings.

Registration of the Props Network or the Props Live Video App as an Exchange or ATS

Entities that are engaged as “exchanges” or “ATSs” with respect to securities are subject to federal registration and significant regulatory oversight by the SEC and FINRA. Exchanges and ATSs are generally networks that constitute, maintain, or provide a marketplace or facilities for bringing together the orders of multiple purchasers and multiple sellers of securities. A system “brings together” orders if it displays trading interests entered on the system to users (e.g., through consolidated quote screens) or receives orders for processing and execution. This does not include systems that have only one seller for each security (e.g., the issuer), even if there are multiple buyers. Because the Props Network, and each Props App, can facilitate transfers of the Props Tokens, they could be viewed as engaged in activities that would cause them to be exchanges or ATSs.

We have taken the position that the Props Network and the Props Apps should not be viewed as exchanges or ATSs because they will not “bring together” anyone by sorting or organizing orders in the Props Tokens in a consolidated way or by receiving orders for processing and execution of transactions in the Props Tokens. Instead, each transaction involving Props Tokens will by individually implemented and determined.

It is possible that the SEC or another regulator would disagree with our position. If so, we could be forced to register the Props Network, or the Props Apps could be forced to register, as exchanges or ATSs and comply with applicable law, which could lead to significant costs and could force us to change or cease our operations. Any of these developments would decrease the value of the Props Tokens sold in these offerings.

Registration of Ethereum and Props Blockchain validators and Props App developers as Broker-Dealers

Under the Exchange Act, a “broker” is a person engaged in the business of effecting transactions in securities for the account of others. The staff of the SEC has indicated that receiving commissions or other transaction-related compensation is one of the determinative factors in deciding whether a person is “engaged in the business” of being a “broker,” in part because this “salesman’s stake” in a securities transaction incentivizes the recipient to encourage transactions that may or may not be appropriate for the parties involved. Under the Exchange Act, a “dealer” is a person “engaged in the business” of buying and selling securities for such person’s own account through a broker or otherwise.

Because Ethereum blockchain Validators could receive compensation in connection with completing transfers of Props Tokens, they could be viewed as “brokers” receiving compensation based on transactions in securities. In addition, third party Props App developers could be viewed as receiving compensation in connection with completing transfers of Props Tokens, and as a result, they could also be viewed as “brokers” receiving compensation based on transactions in securities. Props App Developers could also be viewed as conducting “dealer” activities because they receive Props Tokens because they will regularly distribute Props Tokens to their users and receive them as rewards.

We take the position that the payments received by Ethereum Validators and by Props Blockchain Validators under these circumstances do not cause them to become broker-dealers, because their compensation is not transaction-based compensation and the Validators do not engage in broker-like activities. Validation payments on the main Ethereum blockchain are generally paid in accordance with a preset algorithm upon the successful validation of activity, and it is not relevant whether the validated activities constitute securities transactions. In addition, we believe the validation payments are most appropriately viewed as based on a Validator’s efforts confirming certain activities and other factors unrelated to the Props Tokens themselves, not on securities transactions. Finally, Validators do not perform broker functions; they merely confirm that certain transactions have occurred.

In addition, we take the position that third party Props App Developers are not “engaged in the business” of effecting securities transactions and, in any case, are not effecting such transactions on behalf of others. Moreover, we do not believe that the Props App Developers receive transaction-based compensation. For these and other reasons, we take the position that these developers are not “brokers.” We also take the position that Props App Developers are not “dealers” because, among other reasons, any securities trading activities conducted by third party Props App Developers are sufficiently minor measured against their other activities such that they are not “engaged in the business” of buying and selling securities for their own account.

It is possible that the SEC or another regulator would disagree with our position. If so, the Validators and Props App Developers could be forced to register as broker-dealers and comply with applicable law, or we could be forced to change the payment mechanisms or other aspects of validation operations, on the Props Network. Either development would disrupt our business significantly, perhaps making it prohibitive to operate the network, and would likely lead to a decrease or complete loss in the value of the Props Tokens.

Investment Company Act Considerations

The Investment Company Act regulates certain companies that invest in, hold or trade securities. In general, a company with more than 40% of the value of its non-cash assets held in investment securities is an “investment company.” Because a portion of our assets consists of the Props Tokens and/or minority investment positions, and at times the value of those assets may surpass 40% of the value of a Company entity’s non-cash assets, we and our affiliates run the risk of inadvertently becoming investment companies, which would require registration under the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with affiliated companies.

We believe we do not meet the definition of investment companies despite our holdings in tokens, because we believe it is reasonable to treat the Props Tokens as non-securities for purposes of the Investment Company Act in our own hands. This is due to the fact that any returns we might receive based on the Props Tokens would be based on our own efforts and not the efforts of others. As a result, the Props Tokens would not be “investment contracts” and not securities in our hands.

It is possible that a regulator could disagree with this position. If so, and we were to inadvertently meet the definition of an investment company as a result, it could require us to significantly alter our business, including by changing our strategy for distributing the tokens and other operations in a way that negatively affects the value of the Props Tokens sold in these offerings. Becoming an investment company could also result in the negative regulatory consequences such as becoming subject to monetary penalties or injunctive relief (or both) in an action brought by the SEC, being unable to enforce contracts with third parties, and having third parties obtain rescission of any contracts entered into by us during the period that we were an unregistered investment company. As a result, if it were established that we were an investment company, it would have a material adverse effect on our business and financial operations and our ability to continue as a going concern.

It is possible that a regulator would disagree with this position and, as a result, require us to file the full set of reports required of a reporting company. If so, we would need to spend considerable additional time and effort to provide the required reports. This could have a material adverse effect on our operations, which in turn could affect the value of the tokens.

Regulation M

Regulation M generally prohibits issuers from buying and selling their securities at the same time, in order to prevent potential price manipulation that could result from those activities. Because in the future we may decide to sell Props Tokens at the same time that the Company may receive Props Tokens in connection with the purchase by users of other digital goods in a webstore (outside of any app), for example, we may be viewed as receiving Props Tokens at the same time that we are selling them under Regulation A. We have taken the position that selling digital goods for Props Tokens does not constitute a “purchase” of securities by us for purposes of Regulation M. As a result, we do not believe that activities on the Props Network are in violation of Regulation M.

It is possible that a regulator would disagree with this position. If so, we may be required to restructure these transactions, which could lead to costs to the Company and could force us to change or cease operations of the network. This would result in a loss or decrease in value of the Props Tokens.

New York BitLicense Considerations

We are not licensed to conduct a virtual currency business in New York or any other state. We have, however, taken the position that the State of New York’s BitLicense Regulatory Framework does not apply to the offer and sale of securities like the Props Tokens—including issuances pursuant to SAFTs or DPAs personally issued to persons located in New York and offerings pursuant to the offering statement in which this offering circular is included. We are also taking the position that the securities offered pursuant to the offering statement in which this offering circular is included are “covered securities” as that term is used in Section 18 of the Securities Act, and as a result, the BitLicense Regulatory Framework is preempted under federal law with respect to Props Tokens offered under this offering circular. In addition, we believe it is reasonable to conclude that application of the BitLicense Regulatory Framework to the Props Tokens is preempted under New York state law. In 2011, the New York state legislature created the New York Department of Financial Services (“NYDFS”) by transferring the functions of the New York State Banking Department and the New York State Insurance Department into a new, consolidated department. The statute authorizing the NYDFS (the “Financial Services Law”) provides the NYDFS and its superintendent with limited authority to regulate certain banking, insurance, and related financial products and services in the state of New York. The Financial Services Law defines “financial product or service” to specifically exclude from the NYDFS’s authority financial products or services that are “(i) regulated under the exclusive jurisdiction of a federal agency or authority, (ii) regulated for the purpose of consumer or investor protection by any other state agency, state department or state public authority, or (iii) where rules or regulations promulgated by the superintendent on such financial product or service would be preempted by federal law.”

It is possible that the New York State Department of Financial Services could disagree with our position. If we were deemed to be conducting an unlicensed virtual currency business in New York, we could be subject to significant additional regulation and/or regulatory consequences. This could lead to significant changes with respect to the operation or planned operation of the Props Network, how the Props Tokens are structured, how they are purchased and sold, and other issues, and would greatly increase costs in creating and facilitating transactions in the Props Tokens. It could lead to the termination of the Props Tokens or decreases in the value of the tokens. In addition, a regulator could take action adverse to us, other Props Network participants, the Props Network or the Props Tokens. Any of these outcomes would negatively affect us, the Props Network, including its development, and the value of the Props Tokens and/or could cause us to cease operations.

Money Transmitter and Money Services Business Considerations

Under the Bank Secrecy Act of 1970 (the “BSA”) and related rules and regulations, certain issuers of tokens may need to register as money transmitters based on their efforts selling or otherwise transacting in tokens. A money transmitter is generally any person that provides “money transmission services” or is “engaged in the transfer of funds.” At a high level, this definition applies if a person is an intermediary between other people who are exchanging one form of currency for another. Among other things, money transmitters are required to comply with certain AML laws and regulations, including developing and implementing an AML compliance program, which can be costly. Money transmitters also have state registration requirements.

US Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”) has provided some guidance regarding the application of the BSA to activities involving tokens, including a statement on May 9, 2019 entitled Application of FinCEN’s Regulations to Certain Business Models Involving Virtual Currencies, but FinCEN’s guidance nonetheless is limited and it remains unclear in many cases whether and when conducting an offering of tokens could trigger a federal money transmitter registration requirement in and of itself. We believe that neither we nor our affiliate entities meets the definition of a money transmitter or a money services business, because we do not think that we are engaged in the “transfer of funds” or acting as an intermediary for exchange of currencies as covered by the BSA. We have not consulted with FinCEN on the application of the BSA to the Company. If we were deemed to be money transmitters and/or a money services business, it could be subject to significant additional regulation, which could affect our operations and potentially affect the value of the tokens.

Foreign Considerations

We may also subject to a variety of foreign laws and regulations that involve matters central to our business. These could include, for example, regulations related to user privacy, blockchain technology, potential broker-dealer or exchange activities, data protection, intellectual property and marketing to persons under the age of 16, among others. In certain cases, foreign laws may be more restrictive than those in the United States. Although we believe we are operating in compliance with the laws of jurisdictions in which we exist, foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. As a result, cryptocurrency networks, blockchain technologies, and coin and token offerings such as those we are involved in face an uncertain regulatory landscape in many foreign jurisdictions, including but not limited to the European Union, China and Russia. Other foreign jurisdictions may also, in the near future, adopt laws, regulations or directives that affect the Props Tokens or the Props Blockchain.

We have adopted policies and procedures designed to comply with the laws that apply to us as we understand them. However, the growth of our business and its expansion outside of the United States may increase the potential of violating foreign laws or our own internal policies and procedures. The risk of us being found in potential violation of applicable laws and regulations is further increased by the fact that many of them are open to a variety of interpretations given the absence of formal interpretation by regulatory authorities or the courts. This risk may also be increased by the fact that the Props Network crosses jurisdictional lines, and we will not always be in control of all activities on the network.

Any action brought against us by a foreign regulator or in a private action based on foreign law could cause us to incur significant legal expenses and divert our management’s attention from the operation of the business. If our operations are found to be in violation of any laws and regulations, we may be subject to penalties associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease operations. Any of these consequences could seriously harm our business and financial results. In addition, existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

Any applicable foreign laws, regulations or directives may also conflict with those of the United States. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the adoption and value of the Props Tokens and our operations (see also “Risk Factors—Risks Related to Regulation”).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Set forth below is a discussion, in summary form, of certain United States federal income tax consequences relating to the receipt, ownership and disposition of Props Tokens to U.S. holders and non–U.S. holders. This summary does not attempt to present all aspects of the United States federal income tax laws or any state, local or foreign laws that may affect an investment in Props Tokens. This summary is by nature general in nature and should not be construed as tax advice to any prospective participant. No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) and no assurance can be given that the IRS will agree with the tax consequences described in this discussion.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Each prospective participant should consult with its own tax adviser in order to fully understand the United States federal, state, local and foreign income tax consequences of the receipt of and an investment in Props Tokens. No formal or legal tax advice is hereby given to any prospective participant.

Transactions involving Initial Coin Offerings (“ICOs”) and token transactions are relatively new and it is more than likely that the IRS will issue guidance, possibly with retroactive effect, impacting the taxation of participants in an ICO and recipients of tokens. Future tax guidance from the IRS (or guidance resulting from future judicial decisions) could negatively impact recipients of Props Tokens.

This discussion is limited to U.S. federal income tax considerations to U.S. holders and non-U.S. holders that hold Props Tokens as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special treatment under U.S. tax laws, such as, for example:

●	banks, thrifts, mutual funds or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former long-term residents of the United States;

●	partnerships or other pass-through entities (or arrangements treated as such) or investors therein;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who receive Props Tokens in exchange for cash, other property (including tokens and other cryptoassets) or any other form of consideration other than services; or

●	persons who are subject to the accounting rules under Section 451(b) of the Code.

For the purposes of this discussion, the term “U.S. holder” means a beneficial owner of Props Tokens, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For the purposes of this discussion, a “non-U.S. holder” means a beneficial owner of Props Tokens that is neither a U.S. holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Props Tokens, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors with regard to the U.S. federal income tax consequences of the ownership and disposition of Props Tokens.

THIS DISCUSSION DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF PROPS TOKENS. HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF PROPS TOKENS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Tax Treatment of Props Token Issuance

We intend to treat the issuance of Props Tokens to a U.S. holder or non-U.S. holder, for U.S. federal income tax purposes, as compensation for services. Accordingly, a U.S. holder will generally be required to include in gross income the fair market value of the tokens it receives from us, and Props Tokens we issue to a non-U.S. holder may be subject to a 30% withholding tax if the services such holder performs for us are considered to have been performed in the United States and certain other conditions are met. The holder should generally have a tax basis for U.S. federal income tax purposes in the Props Tokens it receives from us equal to the fair market value of the Props Tokens received (in U.S. dollars) upon receipt. The holder’s holding period in the Props Tokens should begin on the day after the day that the Props Tokens are issued to the holder.

Disposition of Props Tokens

A U.S. holder who sells, exchanges, or otherwise disposes of the Props Tokens for cash or other property (including pursuant to an exchange of such Props Tokens for other convertible virtual currency) should, pursuant to Internal Revenue Service Notice 2014-21 (the “Notice”), recognize capital gain or loss in an amount equal to the difference between the fair market value of the property received in exchange for such Props Tokens and the holder’s adjusted tax basis in the Props Tokens. This capital gain should be long-term if the holder has held its Props Tokens for more than one year prior to disposition. In addition, under the Notice, if the U.S. holder of Props Tokens utilizes such Props Tokens as a form of currency with which to acquire assets or pay for services, then the holder should recognize gain or loss in an amount equal to the difference between the fair market value of such property or services received in exchange for such Props Tokens and the holder’s adjusted tax basis in the Props Tokens.

Net Investment Income Tax

Certain U.S. holders that are individuals, estates or trusts may be subject to a 3.8% tax on all or a portion of their “net investment income”, which may include all or a portion of their net gains from the disposition of Props Tokens. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the net investment income tax to its income and gains in respect of its investment in Props Tokens.

Non-U.S. Holders

In general, a non-U.S. holder of Props Tokens should not be subject to U.S. federal income tax or, subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” U.S. federal withholding tax on any gain recognized on a sale or other disposition of Props Tokens unless;

●	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder or, in certain cases involving individual holders, a fixed base of the non-U.S. holder); or

●	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a corporation, the gain realized by such non-U.S. holder also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate U.S. holders of Props Tokens. Information reporting will apply to proceeds from the disposition of Props Tokens by a paying agent within the United States or who is a U.S.-related financial intermediary to U.S. holders, other than U.S. holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States or who is a U.S.-related financial intermediary will be required to withhold at the applicable statutory rate, currently 24%, in respect of any proceeds from the disposition of Props Tokens within the United States to a U.S. holder (other than U.S. holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on, amounts received in respect of their disposition of Props Tokens, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Proceeds from the sale or other disposition of Props Tokens received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such holder’s U.S. federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

EACH PARTICIPANT SHOULD SEEK, AND MUST DEPEND UPON, THE ADVICE OF HIS OR HER TAX ADVISOR WITH RESPECT TO THEIR RECEIPT OF AND INVESTMENT IN PROPS TOKENS, AND EACH PARTICIPANT IS RESPONSIBLE FOR THE FEES OF SUCH ADVISOR. NOTHING IN THIS MEMORANDUM IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE TO A PARTICIPANT. PARTICIPANTS SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY US AND THAT CHANGES TO THE INTERNAL REVENUE CODE OR THE REGULATIONS OR RULINGS THEREUNDER OR COURT DECISIONS AFTER THE DATE OF THIS OFFERING CIRCULAR MAY CHANGE THE ANTICIPATED TAX TREATMENT TO A PARTICIPANT. WE WILL NOT OBTAIN ANY RULING FROM THE INTERNAL REVENUE SERVICE WITH REGARD TO THE TAX CONSEQUENCES OF THE RECEIPT OF OR AN INVESTMENT IN PROPS TOKENS.

THE TAX TREATMENT OF PROPS TOKENS IS UNCERTAIN AND THERE MAY BE ADVERSE TAX CONSEQUENCES FOR PARTICIPANTS UPON CERTAIN FUTURE EVENTS. THE ISSUANCE OF TOKENS MAY RESULT IN ADVERSE TAX CONSEQUENCES TO PARTICIPANTS, INCLUDING WITHHOLDING TAXES, INCOME TAXES AND TAX REPORTING REQUIREMENTS. EACH PARTICIPANT SHOULD CONSULT WITH AND MUST RELY UPON THE ADVICE OF ITS OWN PROFESSIONAL TAX ADVISORS WITH RESPECT TO THE UNITED STATES AND NON-U.S. TAX TREATMENT OF THE RECEIPT OF AND AN INVESTMENT IN TOKENS.

SELLING TOKENHOLDER

The Props Tokens being offered for distribution by Props PBC consist of 45,000,000 Props Token held by Props PBC. The Company issued these Props Tokens to Props PBC in a private placement of 83,500,000 Props Tokens prior to the qualification of the offering statement in which this offering circular is included.

The following table sets forth the name of the selling tokenholder, the number of Props Tokens beneficially owned by the selling tokenholder as of December 1, 2019, after the completion of the Company’s planned private placement of 83,500,000 Props Tokens to Props PBC, and the number of Props Tokens being offered by the selling tokenholder. The Props Tokens being offered hereby are being qualified to permit public secondary trading, and the selling tokenholder may offer all or part of the Props Tokens from time to time. However, the selling tokenholder is under no obligation to distribute all or any portion of such Props Tokens nor is the selling tokenholder obligated to distribute any Props Tokens immediately upon qualification of this offering circular. All information with respect to token ownership has been furnished by the selling tokenholder.

Name of selling tokenholder	Number of Props Tokens owned prior to offering	Number of Props Tokens to be distributed	Number of Props Tokens owned after offering (if all Props Tokens are distributed)	Percent of Props Tokens owned after offering (if all Props Tokens are distributed)
The Props Foundation Public Benefit Corporation	83,500,000	45,000,000	38,500,000	3.85%

PLAN OF DISTRIBUTION

We are offering up to $50,000,000 of Props Tokens pursuant to the offering statement in which this offering circular is included. The Props Tokens offered hereby by associated persons of ours have been offered in reliance on the exemption from registration contained in Exchange Act Rule 3a4-1. For additional information about the Props Network, please see the section of this offering circular captioned “The Props Network.”

We anticipate that we will begin the offerings of the Props Tokens pursuant to this post-qualification amendment within two calendar days after it has been qualified by the SEC. The sum of the maximum “aggregate offering price” and “aggregate gross sales,” as those terms are defined in Rule 251(a) of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the YouNow Offering and Props PBC Offering combined may not exceed $50,000,000 in any twelve month period. The sum of the maximum “aggregate offering price” and “aggregate gross sales” pursuant to the Props PBC Offering may not exceed $15,000,000 in any twelve-month period.

The estimated offering expenses payable by us are approximately $2.5 million, consisting principally of legal and accounting fees.

The Props Network is not subject to the registration requirements of Section 304 of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a “funding portal.”

This offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on www.PropsProject.com/offering, as well as on the SEC’s website at www.sec.gov.

We intend to offer Props Tokens in the YouNow Offering to qualified purchasers in most states of the United States. In the YouNow Offering, we intend to distribute only up to a maximum of $1 million of Props Tokens in the state of Illinois and $2 million of Props Tokens in the state of Washington. We will not offer Props Tokens through the YouNow Offering within Arizona, Nebraska, or Texas or to any resident of those states. There may be additional states that prohibit or limit us from offering Props Tokens to their residents. In any state that prevents us from, or significantly limits our ability to, offer Props Tokens in that state, we may seek to work with that state’s regulatory bodies so that at some time in the future, the state would permit us to offer our Props Tokens to its residents. We reserve the right to not offer Props Tokens in additional states. With respect to the Props PBC grant offering, Props PBC only intends to grant tokens in states where the grant is permitted, and we will need to make such determinations on a grant-by-grant basis. Should we grant Props Tokens to residents of Texas as part of the Props PBC grant offering, we will only distribute up to a maximum of $1 million of Props Tokens in the state of Texas.

YouNow Offering

The Company is qualifying the primary distribution of up to 135,000,000 Props Tokens to reward users of Props Apps for their activities in contributing content and attention to that app; to award as discretionary grants to users of Props Apps; or to reward the services of Validators on the Props Blockchain. at a deemed offering price of $0.1369 per Props Token.

Settlement of Props Tokens will occur as described below under “—Props Live Video App User Rewards,” “—Discretionary Props Live Video App User Grants,” “—Other Props App User Rewards,” “—Other Discretionary Props App User Grants” and “—Validator Rewards.” A participant in these offerings will become an owner of Props Tokens, including for tax purposes, and the Props Tokens will be issued, as of that date.

Each participant in these offerings will be provided with a copy of the offering circular prior to receipt of Props Tokens and will also be required to complete anti-money laundering, know-your-customer and other investor verification procedures, depending on the requirements of the particular Props App.

Each participant in this program seeking to receive rewards in Props Tokens must be a “qualified purchaser” generally, as such term is defined under Regulation A under the Securities Act. Individuals may be required to meet minimum age requirements in order to participate in the YouNow Offering.

Props Live Video App User Rewards

The Props Tokens distributed as rewards to reward users of the Props Live Video App will be distributed as rewards for users of the Props Live Video App. For more details, please see the section of this offering circular captioned “Annex A: Props Live Video App Plan of Props Token Usage.”

Any such rewards will be made subject to the terms and conditions of the Props Live Video App, and participating users will only be eligible to receive Props Tokens as rewards if they review and accept the terms and conditions for use of the Props Live Video App. Participants seeking to receive Props Tokens included in this offering will be required to electronically complete and execute the terms of use of the Props Live Video App, which will contain the terms of distribution of the Props Live Video App. Users under the age of 18 must been emancipated or have the consent of their parents or guardians to accept the terms.

The Props Live Video App Operator will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act with respect to Props Tokens distributed as rewards for the use of the Props Live Video App. As described under “Annex A: Props Live Video App Plan of Props Token Usage,” the Props Live Video App Operator will receive the Props Tokens from YouNow for no cash consideration. The Props Live Video App Operator is not committed to pay YouNow for these Props Tokens, and it will not receive cash consideration for the distribution of Props Tokens to its users. We will enter into an agreement with the owner Props Live Video App Operator governing the distribution of Props Tokens to users. The form of agreement is included as exhibit 6.15 to the offering statement in which this offering circular is included.

As described in “Annex A: Props Live Video App Plan of Props Token Usage” and “Annex B: PeerStream Plan of Props Token Usage,” rewards of Props Tokens to users will not be made immediately upon completing the in-app activities necessary to earn the rewards. Rewards are made subject to additional administrative steps and checks that must be completed prior to a Props Live Video App user claiming Props Tokens. Users will be able to receive the rewards when they have completed all of these necessary steps. These steps must be completed within 120 days of the date that a user received a Pending Prop, our accounting mechanisms used to signify who is provisionally entitled to receive Props Tokens. Pending Props received in connection with performance of activities in the Props Live Video App may expire if a user does not complete these steps within 120 days of receiving them. The Props Live Video App Operator may cancel any such Pending Props in its sole discretion.

Some users will not need to complete additional steps related to KYC and AML procedures because they have already completed KYC/AML in connection with the Props Live Video App’s pre-existing cash rewards program. These users will be able to claim their Props Tokens upon registering a wallet address and completion of fraud checks. Users who have not yet completed KYC/AML will need to complete this step prior to receiving Props Tokens. We expect KYC/AML checks to take no more than 7 days from the date of receipt of user information. Initially after launch, however, we expect to not be able to accept user information; we expect to be able to accept user information to complete these checks within 150 days of qualification; and we expect that these steps will be able to be completed by logging into the user’s account on the Props Live Video App website at https://www.younow.com/login. If a user of the Props Live Video App must still complete some of these steps in order to earn Props Tokens in the Props Live Video App, we expect that the operator of the app will provide in-app indications that the user must complete remaining steps in order to receive Props Tokens. For these users, the Company would not expect an operator to exercise discretion to cancel Pending Props 120 days after their receipt until 120 days after the date on which KYC/AML checks are available on the Props Live Video App website.

Upon such time that these required steps have been completed, the Props Live Video App Operator will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet”—i.e., the form in which a public key address can be presented and recorded on the Ethereum blockchain—specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. In order to issue Props Tokens to a user’s wallet, users must affirmatively “claim” them. Within the Props Live Video App, users can view the number of Pending Props they have received, the number of Pending Props that represent the number of Props Tokens that can be issued to their Wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet”.

Prior to receiving Props Tokens, users must complete the requirements described in “Description of the Props Tokens Being Offered—Receiving Props Tokens.” Issuance of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by the Props Live Video App Operator to the user’s wallet is confirmed by Validators on the Ethereum blockchain. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers.

Prior to settlement, Props Live Video App users have no right to receive Props Tokens, and if the Company or the Props Live Video App Operator were to dissolve or liquidate, or if the Props Live Video App Operator were to cease to reward users of its Props Live Video App with Props Tokens, then users will have no right to receive Props Tokens, and they may never receive these Props Tokens.

Discretionary Props Live Video App User Grants

The Props Tokens distributed as one-time discretionary grants to users of the Props Live Video App will be distributed as one-time grants to users. For more details, please see the section of this offering circular captioned “Annex A: Props Live Video App Plan of Props Token Usage.”

Users will only be eligible to receive Props Tokens as rewards if they review and accept the terms and conditions for use of the Props Live Video App. Participants seeking to receive Props Tokens included in this offering will be required to electronically complete and execute the terms of use of the Props Live Video App, which will contain the terms of distribution of the Props Live Video App. Users under the age of 18 must been emancipated or have the consent of their parents or guardians to accept the terms. A specimen copy of the terms of use of the Props Live Video App, including instructions for completing it, is included as an exhibit to this offering circular, and will be available.

As described in “Annex A: Props Live Video App Plan of Props Token Usage,” these one-time discretionary grants are made subject to additional administrative steps and checks that must be completed prior to a Props Live Video App user claiming Props Tokens. Users will be able to receive the grants when they have completed all of these necessary steps. These steps must be completed within 120 days of the date that a user received a Pending Prop, our accounting mechanisms used to signify who is provisionally entitled to receive Props Tokens. Pending Props received in connection with one-time discretionary grants may expire if a user does not complete these steps within 120 days of receiving them. The Props Live Video App Operator may cancel any such Pending Props in its sole discretion.

Some users will not need to complete additional steps related to KYC and AML procedures because they have already completed KYC/AML in connection with the Props Live Video App’s pre-existing cash rewards program. These users will be able to claim their Props Tokens upon registering a wallet address and completion of fraud checks. Users who have not yet completed KYC/AML will need to complete this step prior to receiving Props Tokens. We expect KYC/AML checks to take no more than 7 days from the date of receipt of user information. Initially after launch, however, we expect to not be able to accept user information; we expect to be able to accept user information to complete these checks within 150 days of qualification; and we expect that these steps will be able to be completed by logging into the user’s account on the Props Live Video App website at https://www.younow.com/login. If a user of the Props Live Video App must still complete some of these steps in order to earn Props Tokens in the Props Live Video App, we expect that the owner and operator of the Props Live Video App will provide in-app indications that the user must complete remaining steps in order to receive Props Tokens.

Upon such time that these required steps have been completed, the Props Live Video App Operator will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet”—i.e., the form in which a public key address can be presented and recorded on the Ethereum blockchain—specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. In order to issue Props Tokens to a user’s wallet, users must affirmatively “claim” them. Within the Props Live Video App, users can view the number of Pending Props they have received, the number of Pending Props that represent the number of Props Tokens that can be issued to their Wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet”.

Prior to receiving Props Tokens, users must complete the requirements described in “Description of the Props Tokens Being Offered—Receiving Props Tokens.” Issuance of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by the Props Live Video App Operator to the user’s wallet is confirmed by Validators on the Ethereum blockchain. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers.

Prior to settlement, Props Live Video App users have no right to receive Props Tokens, and if the Company or the operator of the Props Live Video App were to dissolve or liquidate, or if the Props Live Video App Operator were to cease to reward users of its Props Live Video App with Props Tokens, then users will have no right to receive Props Tokens, and they may never receive these Props Tokens. As outlined in the applicable terms of use, each participant will need to electronically complete a Form W-9.

Other Props App User Rewards

Props Tokens may be distributed as rewards for the use of Props Apps developed by the Third Party App Developer. The Props Tokens distributed as rewards to reward users of Props App developed by the Third Party App Developer will be distributed as rewards for users of the Third Party Developer App, through the Third Party Developer App. For more details, please see the section of this offering circular captioned “Annex B: PeerStream Plan of Props Token Usage.”

The Third Party Developer will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act with respect to Props Tokens distributed as rewards for the use of Props App developed by the Third Party Developer. As described under “Description of the Props Network—Protocol Rewards Engine,” the Third Party Developer will receive the Props Tokens to be distributed in this offering from the Company for no cash consideration. The Third Party Developer is not committed to pay the Company for these Props Tokens, and the Third Party Developer will not receive cash consideration for the distribution of Props Tokens to its users. We have entered into agreements with the Third Party Developer governing the distribution of Props Tokens to users. These are included as exhibits 6.13 and 6.14 to the offering statement in which this offering circular is included.

Any rewards distributed through the Third Party Developer App to users may be made subject to the terms and conditions of the Third Party Developer App, and participating users may only be eligible to receive Props Tokens as rewards if they review and accept these terms and conditions. Participants seeking to receive Props Tokens included in this offering may be required to electronically complete and execute these terms of use. Users under the age of 18 may be required to be emancipated or have the consent of their parents or guardians to accept the terms.

As described in “Annex B: PeerStream Plan of Props Token Usage,” rewards of Props Tokens to users may not be made immediately upon completing the in-app activities necessary to earn the rewards. Rewards may be made subject to additional administrative steps and checks that must be completed prior to the Third Party Developer App user claiming Props Tokens. Users may only receive the rewards when they have completed all of these necessary steps. The Props App may require that the user complete these steps within 120 days of the date that a user received a Pending Prop, the accounting mechanisms used to signify who is provisionally entitled to receive Props Tokens. Pending Props received in connection with performance of activities in the Third Party Developer App may expire if a user does not complete these steps within 120 days of receiving them. The Third Party Developer App may cancel any such Pending Props in its sole discretion.

Upon such time that these required steps have been completed, the Third Party Developer will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet”—i.e., the form in which a public key address can be presented and recorded on the Ethereum blockchain—specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. In order to issue Props Tokens to a user’s wallet, users must affirmatively “claim” them. Within the Third Party Developer App, users can view the number of Pending Props they have received, the number of Pending Props that represent the number of Props Tokens that can be issued to their Wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet”.

Prior to receiving Props Tokens, users must complete the requirements described in Description of the Props Tokens Being Offered—Receiving Props Tokens.” Distribution of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by the Props App to the user’s wallet is confirmed by Validators on the Ethereum blockchain. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers.

Prior to settlement, the Props App users have no right to receive Props Tokens, and if the Company or the Third Party Developer were to dissolve or liquidate, or if the Third Party Developer were to cease to reward users of the Third Party Developer App with Props Tokens, then users will have no right to receive Props Tokens, and they may never receive these Props Tokens. As outlined in the applicable terms of use, each participant may need to electronically complete a Form W-9.

Discretionary Third Party Developer App User Grants

The Props Tokens distributed as one-time discretionary grants to users of the Third Party Developer App will be distributed as one-time grants. For more details, please see the section of this offering circular captioned “Annex B: PeerStream Plan of Props Token Usage.”

The Third Party App Developer will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act with respect to Props Tokens distributed as one-time discretionary grants to users of the Third Party Developer App. The Third Party App Developer is not committed to pay the Company for these Props Tokens, and the Third Party Developer will not receive cash consideration for the distribution of Props Tokens to its users. We will enter into an agreement with the Third Party Developer governing the distribution of Props Tokens to users. The form of agreement is included as exhibits 6.13 and 6.14 to the offering statement in which this offering circular is included.

Users will only be eligible to receive Props Tokens as one-time discretionary grants if they review and accept the terms and conditions for use of the Third Party Developer App. Participants seeking to receive Props Tokens included in this offering will be required to electronically complete and execute the terms of use of the Third Party Developer App. Users under the age of 18 must been emancipated or have the consent of their parents or guardians to accept the terms.

As described in “Annex B: PeerStream Plan of Props Token Usage,” these one-time discretionary grants are made subject to additional administrative steps and checks that must be completed prior to a Third Party Developer App user claiming Props Tokens. Users will be able to receive the grants when they have completed all of these necessary steps. These steps must be completed within 120 days of the date that a user received a Pending Prop, our accounting mechanisms used to signify who is provisionally entitled to receive Props Tokens. Pending Props received in connection with one-time discretionary grants may expire if a user does not complete these steps within 120 days of receiving them. The Third Party Developer may cancel any such Pending Props in its sole discretion.

Upon such time that these required steps have been completed, the Third Party Developer will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet”—i.e., the form in which a public key address can be presented and recorded on the Ethereum blockchain—specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. In order to issue Props Tokens to a user’s wallet, users must affirmatively “claim” them. Within the Third Party Developer App, users can view the number of Pending Props they have received, the number of Pending Props that represent the number of Props Tokens that can be issued to their Wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet”.

Prior to receiving Props Tokens, users must complete the requirements described in Description of the Props Tokens Being Offered—Receiving Props Tokens.” Distribution of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by the Props App to the user’s wallet is confirmed by Validators on the Ethereum blockchain. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers.

Prior to settlement, the Props App users have no right to receive Props Tokens, and if the Company or the Third Party Developer were to dissolve or liquidate, or if the Third Party Developer were to cease to reward users of the Third Party Developer App with Props Tokens, then users will have no right to receive Props Tokens, and they may never receive these Props Tokens. As outlined in the applicable terms of use, each participant may need to electronically complete a Form W-9.

Rewards for Third Party App Developers

Props Tokens may be distributed as rewards for the development and operation of Props Apps developed by third parties. For more details, please see the section of this offering circular captioned “Description of the Props Network--Protocol Rewards Engine.”

The Props Tokens distributed as rewards for the development and operation of Props Apps will be distributed by the Company, through the Protocol Rewards Engine, to wallets controlled by the Props App developer. See “Description of the Props Network--Protocol Rewards Engine” for additional information regarding this process.

In order to participate as a Props App Developer on the Props Network and receive Props Tokens as rewards for the development and operation of a Props App, the Props App Developer must enter into an agreement with us governing the distribution of Props Tokens to its users. In addition, Validators must begin taking account of the daily usage of the developer’s Props Apps and the party or parties administering the Protocol Rewards Engine must update the Protocol Rewards Engine’s list of eligible app developer wallet addresses. See “—Description of the Props Network—Props Apps” for additional details. Thereafter, the Props App may begin to receive the Props Tokens to be distributed as rewards for the development and operation of Props Apps pursuant to the offering statement in which this offering circular is included. These Props Tokens will be issued to the Props App Developer by the Protocol Rewards Engine on a daily basis.

In order to claim these rewards, the Props App Developer must affirmatively claim them from the Protocol Rewards Engine. The Props App Developer may do so by running the “collect rewards” function. The PropsKit software that may be run by the Props App Developer will automatically run this function daily. The running of this “collect rewards” function will cause the issuance of Props Tokens to the Props App Developer’s chosen wallet. Issuance by the Company of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by the Company to the Props App Developer’s wallet is confirmed by Validators on the Ethereum blockchain.

Subject to the terms of the agreement with us governing the distribution of Props Tokens, the Company and Props PBC may, at any time, remove any person as a Props App Developer with Props Apps linked to the Props Network in each of their sole discretion. See “Description of the Props Network—Props Apps” for additional detail.

Prior to settlement, Props App Developers have no right to receive Props Tokens, and if the Company were to dissolve or liquidate, or if the Company were to cease to reward Props App Developers with Props Tokens, then the Props App Developer will have no right to receive Props Tokens, and they may never receive these Props Tokens. Each developer will need to electronically complete a Form W-9.

Validator Rewards

The Props Tokens distributed as rewards to Validators will be distributed only to those persons who have been selected by Props PBC to act as Validators for the Props Blockchain. Props PBC will select the persons to serve as Validators on the Props Blockchain in its sole discretion, though we expect each selection will be made in a manner consistent with Props PBC’s stated public benefit purpose to “create an open, sustainable and equitable media network that fairly rewards all participants in the ‘Props Network’ (a digital media platform launched by the Corporation’s corporate parent, YouNow, Inc.), for their contributions to the network, by supporting and promoting the growth, research, development, and adoption of the protocol and token underlying the Props Network.” We expect that these selections will initially be made from the community of persons who have participated in past offerings of SAFTs or have other established relationships with the Company. Persons wishing to participate as Validators for the Props Network may contact the Company and Props PBC on the www.PropsProject.com/offering website.

In order to participate as a Validator and receive Props Tokens as Validator rewards, the Validator must fulfill the requirements of operating as a Validator as further described under “Description of the Props Network—The Validators.”

In order to receive rewards, third-party Validators must have their wallet addresses registered with the Protocol Rewards Engine. This will determine to which public address the Validator rewards will be sent, and is a function governed by the Protocol Rewards Engine. See “Description of the Props Network—The Protocol Rewards Engine” for additional details. Thereafter, the Validator may begin to receive the Props Tokens to be distributed as Validators rewards pursuant to the offering statement in which this offering circular is included as compensation for its service as a Validator.

The Protocol Rewards Engine will automatically issue Props Tokens to the Validator’s chosen wallet on a daily basis. Issuance by the Company of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by the Company to the user’s wallet is confirmed by Validators on the Ethereum blockchain.

The Company and Props PBC may, at any time, remove any person as a Validator in each of their sole discretion. See “Description of the Props Network—the Validators” for additional detail.

Prior to settlement, Validators have no right to receive Props Tokens, and if the Company were to dissolve or liquidate, or if the Company were to cease to reward Validators with Props Tokens, then Validators will have no right to receive Props Tokens, and they may never receive these Props Tokens. Each Validator will need to electronically complete a Form W-9.

Props PBC Offering

We are qualifying the secondary distribution of up to 45,000,000 Props Tokens by Props PBC that it will either grant to persons contributing to network development efforts at a deemed offering price of $0.1369 per Props Token. As of the qualification of this post-qualification amendment, we believe there are four primary methods of contributing to network development efforts that will qualify persons for the award of grants under this offering: 1) developing apps on the Props Network or integrating Props Tokens into existing apps, 2) contributing to the development of software on the Props Network, 3) developing creative content and 4) providing business advice and strategic consulting to promote the growth and development of the Props Network. In the future, we may determine other methods of contributing to network development efforts that would be eligible for grants under this offering.

Props PBC will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. As described under “Description of the Props Network—Props PBC,” Props PBC is a Delaware public benefit corporation and wholly-owned subsidiary of the Company, and it will receive the Props Tokens to be distributed in the Props PBC Offering from the Company for no cash consideration. Props PBC is not committed to pay the Company for these Props Tokens.

Settlement of Props Tokens will occur as described below. A participant in these offerings will become an owner of Props Tokens, including for tax purposes, and the Props Tokens will be issued, as of that date.

Each participant in these offerings seeking to purchase Props Tokens will be provided with a copy of the offering circular prior to receipt of Props Tokens and will also be required to complete AML, KYC and other investor verification procedures.

Each participant in this program seeking to receive Props Tokens must be a “qualified purchaser” generally, as such term is defined under Regulation A under the Securities Act. Any person receiving Props Tokens in connection with these offerings will be required to, among other things, represent and warrant that they are “qualified purchasers,” as such term is defined under Regulation A under the Securities Act.

The Props Tokens distributed as grants will be distributed at Props PBC’s discretion as more fully described under “Description of the Props Token’s Role in Helping to Align Incentives of Network Participants—Grants to Key Network Participants.” In general, Props PBC will make these grants to persons or entities who may contribute significantly to the development of the Props Network.  We anticipate that recipients in the grant program may: 1) develop apps on the Props Network or integrate Props Tokens into existing apps, 2) contribute to the development of software on the Props Network, and/or 3) develop creative content. In the future, we may determine other methods of contributing to the development of the Props Network that would be eligible for grants under this offering.

Props PBC also intends to make these grants in ways consistent with its stated public benefit purpose to create an open, sustainable and equitable media network that fairly rewards all participants in the Props Network for their contributions to the network, by supporting and promoting the growth, research, development and adoption of the protocol and Props Token underlying the Props Network.

Props PBC expects to determine the amount of an individual grant in its sole discretion, in reference to requirements in the potential grantee’s project of the potential grantee and in reference to the anticipated needs of the potential grantee’s project and Props PBC’s evaluation of the grantee’s project as more fully described under “Description of the Props Token’s Role in Helping to Align Incentives of Network Participants—Grants to Key Network Participants.” Prospective grantees will be able to find information regarding the grant program on our website, www.PropsProject.com/offering, by the time of the offering contemplated by this offering circular. Each grantee will be required to execute an agreement with Props PBC outlining the terms of the grant, including the Services to be provided and the amount of Props Tokens to be received.

The decisions to make these distributions and the amount of any individual distribution will be made by the Props PBC’s board of directors, though in the future, Props PBC may receive non-binding recommendations as to distribution of the grant allocation from Props Token holders based on advisory votes of Props Token holders. See “Description of the Props Tokens Being Offered—Functionality for Users—Props Network Voting” for additional information.

In order to receive a grant, an application will be required to complete an application process that will require the completion of administrative steps and checks. Grantees will be able to receive the grant when they have completed all of these necessary steps, and the application has been approved. Upon such time, Props PBC will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet”—i.e., the form in which a public key address can be presented and recorded on the Ethereum blockchain—specified by the grantee. Distribution by Props PBC of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by Props PBC to the user’s wallet is confirmed by Validators on the Ethereum blockchain. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers.

Prior to settlement, grantees have no right to receive Props Tokens, and if Props PBC were to dissolve or liquidate, or if Props PBC were to cease its grant program, then the grantee will have no right to receive Props Tokens, and they may never receive these Props Tokens. As outlined in the applicable terms of use, each grantee will need to electronically complete a Form W-9.

Pricing

The price of the Props Tokens in the YouNow Offering and the Props PBC Offering will be deemed to be $0.1369 per Props Token for at least 3 months from the first distribution of Props Tokens to a Props App Developer pursuant to the offering statement qualified by the SEC.

The Company and Props PBC will continue to use the price in the YouNow Offering and Props PBC Offering for at least 3 months from the first distribution of tokens pursuant to the offering statement qualified by the SEC. If at any time following that 3-month period the Props Tokens are traded on one or more authorized exchanges or alternative trading systems, then starting in the month following any calendar month where there were trades for at least one million Props Tokens executed through or on exchanges or alternative trading systems (a “Calculation Month”), the Company and Props PBC will value the tokens in the YouNow Offering and the Props PBC Offering at the average closing bid price for the tokens during that Calculation Month until the end of the next Calculation Month. We will file either a supplement to this offering circular or a post-qualification amendment to the offering statement in which this offering circular is included, depending on the facts and circumstances at the time of the change in price, to disclose any changes to the price of the Props Tokens to be distributed pursuant to the offering statement in which this offering circular is included.

Secondary Trading

Secondary purchase and sales of the Props Tokens may occur on third-party exchanges and other platforms or through direct purchases and sales by token holders. There are currently no national securities exchanges or exchanges that have been approved by FINRA or registered under Form ATS with the Securities and Exchange Commission to support the trading of Props Tokens on the secondary market. If such a registered exchange or alternative trading system is approved by FINRA for the trading of Props Tokens by investors subject to the United States federal securities laws and does commence operations, we will notify investors by filing a supplement to this offering circular (if these offerings are still continuing at that time) and a Form 1-U, and posting a notice on www.PropsProject.com/offering, and seek to have the Props Tokens listed for trading on such exchange or alternative trading system to the extent its listing requirements or rules can reasonably be complied with by the Company. Holders of Props Tokens that wish to transfer these Props Tokens will be required to make their own determination as to whether such transfer is in compliance with state and foreign securities laws. See “Description of The Props Tokens Being Offered—Token Transfers.”

Certificates Will Not be Issued

We will not issue certificates for the Props Tokens. Instead, ownership of the Props Tokens purchased through these offerings will be recorded and maintained on blockchain used by the Props Network at the point when the Props Tokens are delivered.

Transferability of our Props Tokens

The Props Tokens distributed in these offerings will not be restricted securities under federal securities law, and the Company anticipates that upon issuance, these tokens will be usable without restriction on the Props Network. As of the date hereof, however, we are not aware of any national securities exchange or exchange registered under Form ATS with the Securities and Exchange Commission that lists the tokens for trading. Holders of Props Tokens that wish to transfer these Props Tokens will be required to make their own determination as to whether such transfer is in compliance with state and foreign securities laws, as applicable. See “Description of The Props Tokens Being Offered—Token Transfers.”

Arbitration

Grantees in the Props PBC Offering will be bound by a grant agreement. Grantees agree that disputes arising under or relating to the grant agreement will be resolved by binding arbitration. However, no claims under the federal securities laws shall be subject to the mandatory arbitration provision, and these provisions do not impact the rights of grantees to bring claims under the federal securities laws or the rules and regulations thereunder. Additionally, despite a grantee agreeing to the provisions in the grant agreement, investors will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder. Persons receiving Props Tokens from grantees via secondary transactions will not be bound by the grant agreement and the corresponding arbitration provision referenced above.

Similarly, users of the Props Live Video App will be bound by terms of use which may provide that disputes arising in connection with the terms or the use of the service will be resolved by binding arbitration. The Company has no control over the Props Live Video App’s terms of use. However, no claims under the federal securities laws shall be subject to the mandatory arbitration provision, and these provisions do not impact the rights of participants to bring claims under the federal securities laws or the rules and regulations thereunder. Additionally, despite a potential participant agreeing to the provisions in the terms of use, participants will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder.

We note that, despite the AT&T Mobility v. Concepcion, 563 U.S. 321 (2011) case in which the U.S. Supreme Court affirmed the enforceability of AT&T’s arbitration agreement’s class action waiver, the enforceability of mandatory arbitration and class action waivers have recently been under review by various state and federal courts, and courts have limited these provisions’ reach in various circumstances (see e.g., Richard E. Scotti v. Tough Mudder, Inc., N.Y. Slip Op No. 29098, 2019 WL 1511148 (N.Y. Sup. Ct., March 29, 2019)). We anticipate, given the history of courts’ close scrutiny of individual-facing arbitration provisions, that future courts will continue to review and consider the enforceability of such provisions and, as courts continue to evolve their thinking on this issue, it is possible that certain state or federal courts may further limit the enforceability of such provisions.

The arbitration provisions of the grant agreement and the terms of use shall not apply to claims arising under the U.S. federal securities laws.

Indemnity and Liability

The token grant agreement to be executed by recipients of grants from the Props PBC Offering requires recipients to agree that they are liable for any loss, liability, claim, damage and expense whatsoever (including all expenses incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon any inaccuracy in the representations provided by the recipient in connection with the agreement. This liability is uncapped so recipients may be fully liable for these damages, which may include, among other items, rescission costs or governmental fines and penalties levied against the Company for violations of applicable securities laws, anti-money laundering laws and sanctions administered by the Office of Foreign Assets Control, as determined by a court of competent jurisdiction or by the applicable government agency.

In addition, the terms of use of the Props Live Video App that are required to be agreed to by recipients of Props Tokens in the YouNow Offering require any recipient of Props Tokens through the YouNow Offering to indemnify the Company with respect to certain claims. This includes any loss, liability, claim, damage and expense whatsoever (including all expenses incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon: (a) the unauthorized use of, or misuse of, the YouNow website, mobile app and any related services, aspects, functions, software platforms and derivatives; and (b) any violation of the Terms of Use by the recipient, and/or by the use of the recipient’s content. Claims under US federal and state securities laws are explicitly excluded from this indemnification, however. The Company also reserves the right, at its own expense, to assume the defense of any of the above matters otherwise subject to indemnification by the participant (without limiting its indemnification obligations with respect to that matter), and in that case, the recipient agrees to cooperate with the Company’s defense of those claims. The Company does not control the Props Live Video App’s terms of use.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with these offerings, although only when accompanied by or preceded by the delivery of this offering circular, including, in the context of electronic sales materials, a hyperlink to the offering circular. These materials may include: brochures, articles and publications, public advertisements, audio-visual materials, “pay per click” advertisements on social media and search engine internet websites, electronic correspondence transmitting the offering circular, electronic brochures containing a summary description of these offerings, electronic fact sheets describing the general nature of these offerings and our investment objectives, online investor presentations, website material, electronic media presentations, client seminars and seminar advertisements and invitations and third party industry-related article reprints, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Props Tokens, these materials will not give a complete understanding of these offerings, us or our Props Tokens and are not to be considered part of this offering circular. These offerings are made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our Props Tokens.

LEGAL MATTERS

The validity of the Props Tokens offered hereby have been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Washington, D.C., and we have been advised by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Washington, D.C., Blakemore, Fallon, Garcia, Rosini & Russo, PLLC, Brooklyn, New York, and Ellenoff Grossman & Schole LLP, New York, New York.

INDEPENDENT AUDITORS

The consolidated financial statements of YouNow, Inc. and Subsidiaries as of December 31, 2019 and 2018 and for the years then ended, included in this offering circular, have been audited by Rosen Kuslansky, CPA, P.C., independent auditors, as stated in their report appearing herein.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC an offering statement on Form 1-A under the Securities Act with respect to the Props Tokens offered by this offering circular. This offering circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement, some items of which are contained in exhibits to the offering statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the Props Tokens, we refer you to the offering statement, including the exhibits filed as a part of the offering statement. Statements contained in this offering circular concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the offering statement, please see the copy of the contract or document that has been filed. Each statement is this offering circular relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may read and copy the offering statement, including the exhibits and schedules thereto, at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain a website at www.PropsProject.com/offering, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this offering circular and the inclusion of our website address in this offering circular is an inactive textual reference only.

As a result of these offerings, we are subject to the reporting requirements under Regulation A and, in accordance with this regulation, file periodic reports, current reports, exit reports (if and when applicable) and other information with the SEC. These periodic reports, current reports, exit reports (if and when applicable) and other information will be available for inspection and copying at the SEC’s public reference facilities and on the website of the SEC referred to above.

GLOSSARY

A “block” is a discrete group of records written to a blockchain that can effectively be identified and referenced by the use of “headers” that contain a digital fingerprint of the records each block contains.

A “blockchain” is a database created and shared by the members of a peer-to-peer computer network which each member of that network can independently trust due to the rules governing the database’s creation. A blockchain can therefore be used to replace centralized databases.

“Consensus rules” are the rules governing the creation of new valid records in a blockchain database, and the mining algorithms used for this purpose, as described in the section of this offering circular captioned “Description of The Props Tokens Being Offered—Token Transfers.”

A “cryptographic token” or a “token” is a type of digital asset, in the form of encrypted data, that is recorded on, and secured by, a blockchain. A token consists of a string of numbers and letters. The numbers and letters themselves contain no real data, but are a cryptographic representation of real data.

A “digital asset” (also referred to as a “cryptoasset”) is any set of unique digital information-including, for example, programs, decentralized programs, isolated chunks of programming code, collections of data, e-mail or web addresses or cryptocurrency tokens-that is capable of being stored and uniquely tracked on a computer network such as the Props Network and over which a user can maintain control through that network.

A “digital signature” is a sequence of digital information combining a user’s private key and any digital information that the user wishes to “sign.” Any other party can use the user’s paired public key to verify that the digital signature is authentic, i.e. that it was generated from a particular piece of digital information and the user’s private key.

“ERC-20” is a technical standard on the Ethereum blockchain that tokens may choose to adhere to. In order to adhere to the standard, the token must implement a number of common methods and events, for example, a “transfer” event. If it implements these methods and events, then it will be compatible with any “smart contract” or external software that is designed to work with such tokens. “Description of the Props Tokens Being Offered—Terms of the Token Code.”

“Ethereum” is an open-source, public, blockchain-based distributed computing platform and operating system. When installed and run on the systems and devices, Ethereum software governs the rules for the creation of the Ethereum blockchain, and provides the consensus rules for adding data and “smart contracts” to the blockchain. This data is, then, stored as records maintained by the persons running Ethereum software. The Props Blockchain is built as a sidechain to the Ethereum blockchain, and the Protocol Rewards Engine, as described in this offering circular, is a “smart contract” that will be deployed on the Ethereum blockchain.

“Ether” is the token generated by the Ethereum platform and is required to be used as “gas” to execute functions in “smart contracts” deployed on the Ethereum blockchain.

The term “fork” is used to refer both to (i) any situation where there are two or more competing versions of a blockchain on a network (a situation that may arise and resolve itself in the ordinary course of network operations due to lags in communication between core nodes) and (ii) any software update that is proposed for adoption by the core nodes of a blockchain network that may result in a persistent fork on the network, with core nodes that adopt the update recognizing one version of the blockchain and those which do not recognizing another.

A “hard fork” is a proposed fork to the software governing a blockchain network that allows new network operations to be performed that are deemed invalid under the pre-fork network software. Because core nodes that have not adopted a hard fork, or “non-adopting nodes,” will therefore generally not recognize the validity of the new blockchain created by core nodes that adopt the update, or “adopting core nodes,” adopting core nodes are effectively incompatible with, or no longer part of the same network as, non-adopting core nodes, potentially resulting in a permanent fork and split into separate networks with different properties if adoption of the update gains some support among core nodes but does not achieve consensus.

A “gas payment” is required in order to record a transaction on the Ethereum blockchain, including with respect to the issuance or transfer of Props Tokens. This fee is paid to the “miners” on the Ethereum blockchain, who maintain and write the publicly-available record of these transactions, in order to incentivize their performance. This gas fee is paid in the form of Ether. The amount of any gas fee to be paid to Ethereum miners may vary and is determined by the person initiating the transaction.

“Mining” generally refers to the process of performing certain functions for a network such as adding new records to a blockchain in exchange for mining rewards; it may also refer to other mechanisms whereby rewards (usually in the form of cryptocurrency) are provided for performing other tasks helpful to the network. Blockchain-based networks usually require that mining that involves adding new records to a blockchain is difficult or expensive in some way in order to make it difficult to forge an alternative copy of the blockchain, so as to help ensure that the blockchain remains secure and reliable. Miners adding records to a blockchain select which records to group together and add from the complete digital records of all network operations that users intend to perform but which have not yet been added.

A “network operation” is any change to the information about a digital asset (or “smart contract”) stored on a blockchain, including, for example, a change in the digital asset’s owner, or a change in the location at which it is stored on the network. How and when these network operations are performed for each digital asset is governed, on the Props Network, by a “smart contract.”

A “node” is a server that runs a blockchain network.

“Open-source software” is a type of computer software in which the software’s source code is released under a license wherein the copyright holder grants users the right to study, change and distribute the software to anyone for any purpose.

An “oracle” is a data feed designed for use in “smart contracts” that are executed on a blockchain. Oracles are third-party services which are not part of the underlying blockchain network. Oracles provide access to external data and trigger “smart contract” executions when pre-defined conditions in the external data are met.

A “private key” is a very large random sequence of digital information (effectively a very long password) that should be known only by a single user of the network and cannot be plausibly guessed by a third party in a reasonable amount of time. A user generates this large random sequence locally on a computer and should never share it with anyone. Each private key has a paired sequence of digital information, called a “public key,” which a user can share publicly.

A “proof-of-work” system or “proof-of-work mining” is a mining mechanism where miners must expend computing power to solve complicated cryptographic puzzles, and prove that they have done so by writing the solution to the blockchain, in order to be allowed to add blocks to a blockchain. This is the mining system used, for example, by Bitcoin.

A “smart contract” is a computer program written to a blockchain by developers. This computer program defines the various network operations that can be performed on the digital assets on the blockchain, the computations that can be performed using the “smart contract,” along with defining various important properties of the respective digital assets like ownership rights and the cost in “fuel” required to register the digital assets. Ethereum “smart contracts” like the Token Code and Protocol Rewards Engine exist on the Ethereum blockchain. The “smart contracts” used by the Company, including the Token Code and Protocol Rewards Engine, are not legal contracts.

A “sidechain” is a blockchain that is designed to interact with a separate parent blockchain, and pass information between the two blockchains. It is commonly used for scaling, where certain transactions can occur on the less-expensive, application-specific sidechain, rather than on the parent blockchain.

A “wallet” contains the set of public and private keys that have been generated for a certain user of a blockchain. By accessing a wallet, the user can access all of the public and private keys stored inside and, by extension, any digital assets requiring the use of the public and private keys.

A “wallet address” is the form in which a public key can be presented and recorded on a blockchain. Wallet addresses are therefore used to assign the ownership of digital assets on the Props Network.

ANNEX A: PROPS LIVE VIDEO APP PLAN OF PROPS TOKEN USAGE

As described above, we have designed the Props Network so that it may incorporate Props Apps into a functioning network and token economy if or when third party app developers are ready to begin operating Props Apps. See “Description of the Props Network—the Props Apps” for additional description of Props Apps, generally. In the future, the Company or third parties may create additional Props Apps. The first Props App was the Props Live Video App, which was created by the Company and, since March 1, 2020, has been owned and operated by a third-party acquirer, YouNow Media, LLC. See “Description of Business—Overview” and “Description of Business—Sale of the Props Live Video App.” We have described this app below.

YouNow Media, LLC will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. YouNow Media, LLC has not proposed any portions of the offering statement of which this offering circular is a part.

Overview

The Props Live Video App is an interactive application that uses a network of video servers that can relay high-quality video streams to each other. This creates widely available video feeds and supports a wide spectrum of live video interactions. Participants are able to interact with any other participant, on video or via textual chat, and exchange virtual goods.

The Props Live Video App has been available for download through Apple’s App Store and Google Play since 2012, and as of March 1, 2020, when the Props Live Video App was acquired by YouNow Media, LLC,, the Props Live Video App had approximately 50 million registered users. In March 2019, we introduced basic functionality for Props Tokens in the Props Live Video App. As of September 20, 2018, before its merger into the Props Live Video App, the Rize app had approximately 250,000 registered users and 85,000 monthly active users. The Props Live Video App’s features have changed since it was first introduced and, although the Company no longer owns or operates it, we expect that its features will continue to change going forward. The features of the Props Live Video App may change from those described in this offering circular. In October 2018, the Company merged the Props Live Video App with Rize, which was a separate live video app originally designed to be the Company’s live video app for the Props Network. As of the end of the day on February 29, 2020, the Company transferred operation of the Props Live Video App to a third-party acquirer, which now operates the app.

The Rewards

Every active user of the Props Live Video App is eligible to earn cash or Props Rewards for their part in generating engagement in the Props Live Video App. This is true for both star content creators and for new audience members who are actively participating (although the type and amount of rewards may differ). User rewards of both cash and Props Tokens are designed to be proportionate to the type, volume and quality of all activity by a user that leads to greater engagement of other users on the Props Live Video App, including, for example, the amount of virtual goods users receive from other users, the number of paying subscribers they have, the viewership they generate, the digital gifts they give other users and the audience members they pool into their broadcasts (“Engagement Generating Activity”).

The mechanics of and rules governing a user’s earning of either cash rewards or Props Token rewards via the Props Live Video App are described in its terms of use and in all cases subject to the terms of use, which can be accessed via the Props Live Video App website. See “—Terms of Use and Terminations.” Those terms of use are subject to amendment from time to time.

We expect that the total amount of Props Tokens to be given as rewards to Props Live Video App users, together with the one-time discretionary grants, on an annual average basis will be approximately 70% of the Props Tokens allocated to the Props Live Video App by the Protocol Rewards Engine. See “Description of the Props Network—The Protocol Rewards Engine” for additional detail regarding the amount of Props Tokens made available for rewards by all apps each day. In the future, upon the introduction of additional Props Apps to the Props Network, the total pool of Props Tokens available to be used as rewards for all Props Live Video App users per day may vary from day to day, and may be impacted by the overall volume of activity on the Props Live Video App.

Users will earn Props Tokens for each of the below-described activities:

●	Broadcasting and Guesting. Users who stream content on the Props Live Video App can either broadcast on their own or be on-camera guests in another user’s broadcast. Both groups can receive “Likes” from audience members who watch and interact with them. These broadcasters (and guest broadcasters) are rewarded for the engagement that they generate. The more “Likes” users receive from other users on the app, whether while broadcasting on their own or as guests, the more rewards they will receive. At the end of each broadcast session or guesting session, users are presented with a summary of their performance, the engagement they generated, and the number of Props Tokens the user may be entitled to receive after completing this activity.

●	Actively Watching. Users who are actively using the app, watching content creators broadcasting live, will be eligible for rewards upon completing a certain amount of viewing time in which the live video is in the foreground and the audio is not set to mute. In order to be rewarded for this activity, users must affirmatively “click” or touch an icon that is clearly shown in the app (“Props Chest”) once the broadcaster triggers the release of the Props accumulated in it over time. In other words, if the user navigates away from the screen without affirmatively indicating that she is actively watching or is not paying attention to the content at the moment the broadcaster triggers the release of rewards for her viewers, the user is not rewarded.

●	Giving Likes. Users normally give “likes” to help content creators in the Props Live Video App to “trend,” meaning to generate and attract interest and attention on the Props Live Video App and to support them. These users encourage content creation in the app and contribute to the quality of broadcasting. Upon gifting Likes to content creators, a user will be eligible to receive a reward in Props Tokens.

●	One-Time Events. Users may also win one-time competitions or other in-app events and competitions that will make the user eligible to receive a reward in Props Tokens.

Immediately upon completing the above-described activities, the user will see graphic representation of Pending Props shown in his or her user interface. As described under “Description of the Props Tokens Being Offered—Pending Props in Props Apps,” these Pending Props are not transferrable and represent provisional accounting mechanisms used by the Props Network participants to signify who is provisionally entitled to receive Props Tokens because they have completed certain in-app activities or received one-time discretionary grant rewards. In order for a user with Pending Props to receive Props Tokens, fraud checks or, as applicable, KYC, AML, and other checks will also need to be completed, and thereafter, Props Tokens will be issued as described under “Plan of Distribution—App Rewards.” See “—Terms of Receiving Rewards” for additional information.

The following formula shows how the Props Live Video App operator may determine the amount of Props Tokens given to any single user as rewards for any of the above-listed activities, out of a daily available pool of daily Props rewards (the “Live Video App Rewards Formula”). The Company expects that the Props Live Video App Operator will optimize this formula based on ongoing data collected, in order to empower the users contributing the most value to the Props Live Video App and to maximize the Props Live Video App’s growth.

Rid = ( α *	Lid	) + γ * Spendi[d]+ θ * Watchi[d] + c
Ld

Where:

Rid :	Reward for user i on a given day d
Rd :	Total reward for distribution on a given day d
Lid :	Likes that user i generate on d
Ld :	Total likes generated on day d
Spendi[d] :	amount of Likes gifted by user i on day d
Watchi[d] :	Amount of active watching minutes user i had on day d
a :	Coefficient for likes received reward
γ :	Coefficient for spending reward
θ :	Coefficient for watching reward
c :	Other one-time events reward (e.g. hitting pre-defined milestones as a user), which allows the app operator to give extra Props Tokens to particular users.

The Live Video App Rewards Formula is designed to reward all of the Props Live Video App’s content creators, who are the most significant value generators for the Props Live Video App. It does this, in large part, by taking account of the likes that the user received via the receipt of Bars—denominated virtual goods, as a proxy for the popularity of their content and the engagement they generate on the network. Users are credited with likes primarily when there are viewers watching and engaging with the user’s broadcasts, and to a lesser extent by capturing and re-posting short video clips (“moments”) from other users’ broadcasts. In addition to these content-creating related activities, the Props Live Video App Reward Formula ensures that other contributing users, those not creating content, are rewarded for their Engagement Generating Activity, including those who support content creators with virtual items, purchased with Bars, or engaged users that are actively watching and engaging with content creators broadcasting live, as well as dedicated users that hit a set of pre-defined milestones or events. In addition, the formula and variables may be adjusted in the app operator’s sole discretion.

Any rewards of Props Tokens are subject to having completed certain requirements to claim them. See “—Terms of Receiving Rewards” for additional details. These rewards are initially made in Pending Props, which have limited functionality. See “Description of the Props Tokens Being Offered—Pending Props in Props Apps” for additional details regarding Pending Props.

One-Time Discretionary Grants

Prior to the qualification of the offering statement in which this offering circular is included, the Props Live Video App featured user social status levels associated with creating content and generating engagement of other users (who watched them, liked them and chatted with them). We established new social statuses in the Props Live Video App in July 2019 defined by the number of Props Token holdings a user has. See “—The Role of Props Tokens in the Props Live Video App” for additional detail regarding these new social status levels. In general, users will need to remain active users of the Props Live Video App in order to, over time, accumulate a number of Props Tokens sufficient to afford the user higher status levels within the Props Live Video App. The role pre-existing users had in the Props Live Video App prior to the qualification of the offering statement in which this offering circular is included were recognized by, in the Company’s sole discretion (in its function at the time as the operator of the Props Live Video App), the making of one-time grants to certain of these users in order to “grandfather” pre-existing social statuses in the Props Live Video App into the newly-established Props Token status levels. Similarly, the Third Party Developer App makes one-time discretionary grants to some of its most engaged and valuable users. Other Props Apps may make similar one-time discretionary grants.

The Role of Props Tokens in the Props Live Video App

In certain presentations to the Props community of users, we sometimes have referred to Props Tokens as a “rewards program on steroids.” We have intended this phrase to mean that the benefits of Props Tokens are similar to a rewards program, but with added benefits and functionality. Props Tokens are like social capital that users earn on the Props Live Video App, and in many cases, like social capital, users need not “spend” them in order to enjoy the utility that Props provide. The mechanics of and rules governing the benefits of Props Tokens are described in its terms of use and in all cases subject to the terms of use, which can be accessed via the Props Live Video App and the Props website. See “—Terms of Use and Terminations.” These terms of use are subject to amendment from time to time, by the Props Live Video App Operator.

We have provided below a summary of the premium features that Props Token holders and, in some cases, persons with recorded Pending Props can receive in the Props Live Video App:

●	Elevated in-app social status. The Props Live Video App has a social “level” system in that is based solely on a user’s Props Tokens. This is a central part of the user’s experience in the app, and the Props Live Video App will display a user her own Props Token balance and recorded Pending Props. All users who have any Props holdings will have a “level” in the app that signifies their status, based on the user’s Props holdings. This allows for users to enjoy an elevated social status in the Props Live Video App, signifying the social capital they have accumulated on the app. Users within the top 20th percentile of Props Token holdings for all Props Live Video App users will enjoy the unlocked premium virtual goods described below. There will be additional functionality for higher status tiers afforded to Props Token holders in higher percentiles of Props Token holdings. The Props Live Video App Operator has the right to adjust these percentages in its sole discretion. For purposes of making this calculation, Pending Props may be counted with Props Tokens.

●	Bar Stipend. The level of Props Token holdings (and recorded Pending Props) may give a user a higher stipend of “Bars” than the one received by users who do not hold Props Tokens (or Pending Props). The user must be within the top 20th percentile of Props Token holdings for all Props Live Video App users in order to enjoy this functionality, with larger Bar stipends allocated to Props Token holders in higher percentiles of Props Token holdings. The Props Live Video App Operator may adjust these percentages in its sole discretion. For purposes of making this calculation, Pending Props may be counted with Props Tokens.

●	Unlock Premium Virtual Goods. The level of Props Token holdings (and recorded Pending Props) may give a user access to unique virtual goods that users who do not hold Props Tokens or Pending Props will not be able to give. The user must be within the top 20th percentile of Props Token holdings for all Props Live Video App users in order to enjoy this functionality, with more unlocked virtual goods afforded to Props Token holders in higher percentiles of Props Token holdings. The app operator reserves the right to adjust these percentages in its sole discretion. For purposes of making this calculation, Pending Props may be counted with Props Tokens.

In addition, in the future, users may be allowed to directly tip each other in the Props Live Video App with Props Tokens. Upon enabling this feature, users would be able to send Props Tokens (but not recorded Pending Props) to other users of the Props Live Video App. We anticipate that these transfers would be able to be effected with interactions within the Props Live Video App, and will be executed on the Ethereum blockchain. See “Description of the Props Tokens Being Offered-Token Transfers” for additional details. We expect that the terms of use for the Props Live Video App may impose restrictions or limitations on a user’s ability to send large amounts of Props Tokens as “tips” to other users, or very small amounts of Props Tokens (under 50 Props Tokens).

The Props Live Video App user interface will show each user how many Props Tokens she holds, as well as what status benefits the level of Props Tokens entitles her to receive. In addition, the Company expects the app operator to communicate with users regarding the levels of Props Token holdings that entitle users to specific in-app benefits, through in-app communications.

As described under “Description of the Props Tokens Being Offered,” users must have a “wallet” in order to receive Props Tokens. Once a wallet has been created, in order to use Props Tokens in the Props Live Video App and enjoy the above-described functionalities, the holder must connect her wallet to Props App account by taking the following steps: (1) the user will be prompted by the Props Live Video App to sign a message proving her ownership of a particular wallet and its associated Props Token balance, (2) the user signs a message in the wallet app (to be used as proof), (3) the user submits this signature to the Props App, which usually involves a copy-paste of the message, and (4) once connection is verified, the user’s Props Token balance will be counted towards their Props App profile. For example, this user’s status in the Props App will be derived from the Props Token balance in that user’s wallet.

Terms of Use and Terminations

In order to participate and use the Props Live Video App, users must accept the terms of use, and users under the age of 18 must generally have the consent of their parents or guardians to accept the terms. The Props Live Video App’s terms of use also define when users may not receive rewards and when rewards may not be delivered. The Props Live Video App Operator may change those terms of use, from time to time, without our control or knowledge. The Props Live Video App’s terms of use are available via the Props Live Video App website.

Upon termination of a user’s account or a user’s participation in the rewards program, the app operator will not have any obligation to afford the user any use or benefits of the user’s Props Tokens in the Props Live Video App, and any Pending Props not yet awarded to the user may be cancelled. The user may, however, still be entitled to use any Props Tokens already in his or her possession in any other Props Apps, subject to their terms and conditions of use.

Terms of Receiving Rewards

You may receive Props Tokens in connection with an app rewards program as described in “Plan of Distribution.” Any rewards are made subject to additional administrative steps and checks that must be completed prior to a Props Live Video App user or grantee claiming Props Tokens. Users and grantees will only be able to receive Props Tokens when they have completed all of these necessary steps and the Props Live Video App has completed its required steps. Below, we have described the steps that must be taken in order to receive Props Tokens:

Steps to Be Taken By the User

Prior to any issuance of Props Tokens to Props App users, the Props App Developer will require that a recipient complete KYC and AML procedures, complete all tax forms requested, and complete any other documentation the Props App Developer may require. We anticipate that the KYC and AML procedures, tax forms, and documentation required of users earning Props Tokens in amounts below a certain threshold set in the app operator’s discretion will be more basic, in order to minimize unnecessary administrative burdens on users. For example, the app operator may not require tax forms for users receiving small numbers of Props Tokens. Once a user has reached a maximum threshold of total Props Tokens earned, however, the Props Live Video App Operator may require that the user complete additional KYC and AML procedures, tax forms, and documentation in order to receive Props Tokens.

These steps must be completed within 120 days of the date that a user received a Pending Props. Pending Props received in connection with performance of activities in the Props Live Video App or as a receipt of a one-time discretionary grant may expire if a user does not complete these steps within 120 days of receiving them. As a result, if a user that is given Pending Props in connection with in-app activities or in connection with a one-time discretionary grant offer simply fails to complete these steps within 120 days of receiving them, the Props Live Video App Operator may cancel such Pending Props, and the Props App user may never obtain the Props Tokens. We do not anticipate the Props Live Video App Operator exercising this discretion to revoke Pending Props associated with activities performed in the Props Live Video App except in cases of users apparently abandoning them. If the Props Live Video App Operator were to determine to exercise its discretion to revoke Pending Props, the Company would expect it to communicate with any user with such Pending Props prior to revoking them.

In order to limit the role of Pending Props on the Props Network and encourage users to complete KYC and AML checks, the Props Live Video App Operator may, in its sole discretion, limit the number of Pending Props a user may accrue to 100,000 if she has not yet completed the necessary steps to be taken by the user. Users may not accrue more than this maximum number of 100,000 Pending Props, and users would not receive Pending Props in connection with in-app activities if the user has already reached this maximum number. The Props Live Video App Operator has the right to adjust this number in its sole discretion. For purposes of calculating the maximum number of Pending Props that may be accrued, the Company expects that the Props Live Video App Operator would not count any Pending Props associated with a user’s account in connection with any one-time discretionary grants made pursuant to the offering statement in which this offering circular is included, but that decision is outside the Company’s control.

Some users will not, however, need to complete additional steps related to KYC and AML procedures because they have already completed KYC/AML in connection with the Props Live Video App’s pre-existing cash rewards program. These users will be able to claim their Props Tokens upon registering a wallet address and completion of fraud checks. If a user of a Props App must still complete some of these steps in order to earn Props Tokens, we expect that the Props App Operator of that Props App will provide in-app indications that the user must complete remaining steps in order to receive Props Tokens.

Users who have not yet completed KYC/AML will need to complete this step prior to receiving Props Tokens. We expect KYC/AML checks to take no more than 10 days from the date of receipt of user information. These steps will be required to be completed by logging into the user’s account on the Props Live Video App website or, potentially in the future, within the Props Live Video App. If a user of the Props Live Video App must still complete some of these steps in order to earn Props Tokens in the Props Live Video App, in-app indications that the user must complete remaining steps in order to receive Props Tokens will be provided.

The Props Live Video App Operator may require, in its sole discretion, that a user has obtained a minimum number of Pending Props (for example, 50 Pending Props) before allowing the user to complete KYC and AML procedures. As a result, users must have this minimum number of Pending Props prior to receiving any Props Tokens as rewards in the Props Live Video App. In order to issue Props Tokens to a user’s wallet, users may also be required to affirmatively “claim” Props Tokens. Users can view the number of Pending Props they have received, the number of Pending Props that represent the number of Props Tokens that can be issued to their Wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet”.

As described under “Description of the Props Tokens Being Offered—Receiving Props Tokens,” receipt of Props Tokens requires a “wallet”—which is the form in which a public key can be presented and recorded on the Ethereum blockchain. Props Tokens may be received into wallet accounts in any amounts, including in fractional amounts of a whole Props Token.

Steps to Be Taken by the Props Live Video App

Props Tokens may only be distributed to Props Live Video App users after the completion of processes to confirm that rewards are validly issued pursuant to the terms of use of the Props Live Video App. We anticipate that these checks will take up to 10 days for user rewards in the Props Live Video App.

After the completion of all of these steps, the Props Live Video App Operator will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet” specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. Upon initiation of this transaction, the corresponding number of Pending Props will be canceled from the user’s account. Issuance of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by the app operator to the user’s wallet is confirmed by Validators on the Ethereum blockchain.

Prior to settlement, Props Live Video App users have no right to receive Props Tokens, and if the Company or the Props Live Video App Operator were to dissolve or liquidate, or if the Props Live Video App Operator were to cease to reward users of its Props Live Video App with Props Tokens, then users will have no right to receive Props Tokens, and they might never receive these Props Tokens.

ANNEX B: PEERSTREAM PLAN OF PROPS TOKEN USAGE

As described above, we have designed the Props Network so that it may incorporate Props Apps into a functioning network and token economy if or when third-party app developers are ready to begin operating Props Apps. See “Description of the Props Network—the Props Apps” for an additional description of Props Apps, generally. Upon qualification of this post-qualification amendment, there will be one Props App created by PeerStream, Inc. operating on the Props Network. We have described this app, the Camfrog app, below.

A subsequent PeerStream application, Paltalk, is also planned to become a Props App and be included in the Props Network. Upon the addition of Paltalk to the Props Network, we will file a supplement to this offering circular containing information about the Paltalk app.

PeerStream will be deemed to be a statutory underwriter under Section 2(a)(11) of the Securities Act. PeerStream has prepared information to be included in this “Annex B: PeerStream Plan of Props Token Usage,” but has not prepared any other portions of the offering statement of which this offering circular is a part.

Overview

Camfrog is available on Windows, Mac OS, iOS, and Android. The product can be downloaded from www.camfrog.com, the Google Play Store or the Apple App Store.

●	Camfrog is an interactive social media application, or “app,” that enables individuals to self-organize around topics and users with common affinities through live audio and video feeds. The application provides access to thousands of chat rooms in numerous languages across the world. Within each chat room there are numerous live video streams where participants can chat with one another via video, text, or audio. These live video streams are routed through PeerStream’s global network of servers around the world to help facilitate low latency, real-time communication. Discussion topics in chat rooms range from making friends, singing karaoke, or numerous other topics of interest. Users have the ability to obtain in-app benefits from subscriptions and virtual currency purchases.

●	Camfrog has three subscription levels: “Pro,” “Extreme,” and “Gold.” Each level enables a user to be ranked and sorted higher within the various chat rooms on the platform.

●	Camfrog Coins are an in-app (non-crypto) currency that may not and technologically cannot be transferred outside of the Camfrog app. The currency enables users to send virtual gifts such as cars, beers, or roses to other members along with a custom message. The more gifts users send and receive, the higher their status is represented in the community through iconography. This is intended to further enhance their status within the community in both chat rooms and on their user profile pages.

●	The addition of Props is designed to be a mechanism used to retain users and reward various actions within the platform as described below.

Props Rewards

PeerStream plans to reward users of the Camfrog app with Props Tokens. PeerStream anticipates that, with Props, rewards will be paid out to all contributing users of Camfrog, a group that PeerStream believes will be comprised of 15-30% of all Camfrog users (varying by month).

The total amount of Props Tokens to be given by PeerStream as rewards to Camfrog users on an annual average basis will be equal to approximately 70% of the Props Tokens allocated to Camfrog by the Protocol Rewards Engine. See “Description of the Props Network — The Protocol Rewards Engine” for additional detail regarding the amount of Props Tokens made available for rewards by all apps each day.

Users may earn Props Tokens for each of the below described activities:

●	Completing a Profile. When users register an account, they will have the option to complete their public profile to help other users connect with them. This includes uploading a public profile photo, verifying their email address, adding SMS verification for two-factor authentication, and adding a buddy to their contact list. When a Camfrog user completes the profile information listed above, the user may be eligible to receive a profile completion bonus. Profile completion can only be rewarded once in an account’s lifetime.

●	Achieving a Daily Streak for Joining Live Group Video Chat Rooms. Group video chat rooms are one of the fundamental uses of the Camfrog app. PeerStream intends to award members for completing a daily streak of joining a group video chat room for at least two minutes per day. Maintaining a daily streak, without missing a day, can build a multiplier that is visually displayed to users in their user profile and Props dashboard to show the duration of their streak of joining group video chat rooms.

●	Achieving a Daily Streak for Sending Virtual Gifts. Virtual gifts are an important aspect of Camfrog and are used to show appreciation to other members. Sending virtual gifts increases users’ social standing on Camfrog with visual representations of achievement level icons next to account usernames wherever it is shown in Camfrog. PeerStream intends to award Camfrog users for sending a virtual gift to another user. In addition, maintaining a daily streak of sending virtual gifts to other users, without missing a day, can build a multiplier that is visually displayed to users in their user profile and Props dashboard to show the duration of their streak of sending virtual gifts.

●	Receiving a Virtual Gift. When Camfrog users receive a virtual gift, they earn experience points (XP) that help them unlock higher social networking status in the app, also known as an achievement level. PeerStream intends to award virtual gift recipients with Props Tokens in addition to the above-mentioned experience points to reward virtual gift recipients with increased in-app social network standing and benefits. In addition, maintaining a daily streak of receiving virtual gifts from other users, without missing a day, can build a multiplier that is visually displayed to users in their user profile and Props dashboard to show the duration of their streak of receiving virtual gifts.

●	One-Time Events. Users may also win one-time competitions or other in-app events and competitions that will make the user eligible to receive a reward in Props Tokens.

The number of Props Tokens earned for each rewarded action will be paid out based on a rolling average of Props Tokens earned from the Protocol Rewards Engine and adjusted based on user activity. Based on historical user activity, PeerStream currently expects that Props Tokens will initially be awarded as follows:

Protocol Rewards Engine Earned Props

PeerStream Holdings	30%

Camfrog Rewards	70%

●	Member Rewards	7%

◦	Profile Completion Bonus	1.4%

◦	Publish your live video feed /Join a Room Daily Streak	5.6%

●	Patron Rewards

◦	Send a Gift Daily Streak	4.2%

◦	Send a Gift Bonus	9.8%

●	Creator Rewards	49%

◦	Gifts Received Bonus	49%

The actual number of Props Tokens earned for qualifying actions described above is expected to be subject to change and adjustment based on Protocol Rewards Engine earnings, daily active user counts, and Camfrog user activity with respect to such qualifying actions. Depending on the amount of user activity involving certain qualifying actions, the amount of Props Tokens that may be earned for such qualifying action may vary substantially from PeerStream’s initial expectations.

Immediately upon completing the above-described activities, users will receive an in-app notification indicating that Pending Props have been received as well as added to their Props dashboard and account history. As described under “Description of the Props Tokens Being Offered — Pending Props in Props Apps,” these Pending Props are not transferable and represent provisional accounting mechanisms used by the Props Network participants to signify who is provisionally entitled to receive Props Tokens because they have completed certain in-app activities or received one-time discretionary grant rewards. In order for a user with Pending Props to receive Props Tokens, fraud checks or, as applicable, KYC, AML, and other checks will also need to be completed, and thereafter PeerStream will issue Props Tokens as described under “Plan of Distribution — App Rewards.” See “— Terms of Receiving Rewards” for additional information.

PeerStream intends to optimize the amount of Props Tokens awarded for qualifying actions so that on an annual average basis, approximately 70% of rewards that Camfrog generates from the Protocol Rewards Engine are distributed to users and content creators. PeerStream reserves the right to change distribution allocations in the future, at its sole discretion.

Any rewards of Props Tokens are subject to a user having completed certain requirements to claim them. See “— Terms of Receiving Rewards” for additional details. These rewards are initially made in Pending Props, which have limited functionality. See “Description of the Props Tokens Being Offered — Pending Props in Props Apps” for additional details regarding Pending Props.

One-Time Discretionary Grants

Upon qualification of this post-qualification amendment, existing members of the Camfrog app may be eligible to claim Pending Props as a one-time award for their continued loyalty. PeerStream intends to recognize the important role that pre-existing users will have in the Camfrog app with Props by, in its sole discretion, making one-time grants to certain of these users in order to “grandfather” pre-existing social status in Camfrog.

PeerStream intends to distribute up to 2,000,000 Props Tokens pursuant to these one-time grants under this offering circular. These one-time grants will be distributed only to those persons who have been selected by PeerStream. PeerStream will select the persons eligible to receive these one-time grants at its sole discretion, though PeerStream expects that it will offer this opportunity to all users who have generated meaningful activity on Camfrog in the past and that PeerStream believes will make meaningful contributions in the future. The amount of Props Tokens each of these users will receive will also be determined in PeerStream’s sole discretion, which PeerStream intends to exercise in such a way to reward its existing members for their continued loyalty and increase their social network status appropriately.

The Role of Props Tokens in Camfrog

Props Tokens in Camfrog can act as a rewards and loyalty program providing various social network benefits to Props Token holders without requiring a Props Token holder to “spend” them to enjoy benefits in Camfrog. PeerStream may provide users with these premium bonuses based on their “wallet” balance (including Props tokens and, in some cases, recorded Pending Props) in two main categories: milestone and relative. Milestone bonuses are based on an absolute wallet value, while relative bonuses are based on the user’s wallet balance relative to other Camfrog users.

The description below provides a summary of premium bonuses that Props Token holders and, in some cases, persons with recorded Pending Props may be entitled to receive in Camfrog upon qualification.

Milestone bonuses are summarized as follows:

●	Complimentary Access to Chat Sticker Packs. The level of Props Token holdings (and recorded Pending Props) may give a user access to complimentary chat sticker packs, including exclusive sticker packs not available to users who do not hold Props Tokens or Pending Props. A complimentary chat sticker pack may be made available to the user based on their wallet balance (including Props Tokens or recorded Pending Props). These complimentary chat sticker packs can be accessed if a member holds and maintains a wallet balance above the following:

◦	0.250 Props “Smile!” chat sticker pack;

◦	1.500 Props “Frog Fun 2” chat sticker pack;

◦	5.000 Props “Frog Love” chat sticker pack;

◦	25.000 Props “Props Fun” Props holders exclusive chat sticker pack; and

◦	250.000 Props “Golden Luxury” Props holders exclusive chat sticker pack.

PeerStream reserves the right to adjust these milestone levels and add additional milestone levels at its sole discretion.

●	Unlock Exclusive Virtual Gifts. The level of Props Token holdings (and recorded Pending Props) may give a user access to unique virtual gifts that users who do not hold Props Tokens or Pending Props will not be able to give. Virtual gifts in the “Props Exclusive” virtual gifts category will only be available to Camfrog users who hold a wallet balance (including Props Tokens or recorded Pending Props) of at least 10.000 Props. PeerStream reserves the right to adjust these milestone levels and add additional levels at its sole discretion.

Relative bonuses are summarized as follows:

●	Unlock Exclusive Virtual Gifts. The level of Props Token holdings (and recorded Pending Props) may give a user access to unique virtual gifts that users who do not hold Props Tokens or Pending Props will not be able to give. Virtual gifts in the “Props Pro” virtual gifts category will only be available to users in the top 30th percentile of Props Token holdings for all Camfrog users. PeerStream reserves the right to adjust these percentages in its sole discretion.

●	Unlock Exclusive Flair Icons. The level of Props Token holdings (and recorded Pending Props) may give a user access to unique flair icons that users who do not hold Props Tokens or Pending Props will not be able to utilize. Flair icons are a graphical representation of status symbols displayed in Camfrog next to the user’s name in chat, contact lists, videos, profiles, leaderboards, and anywhere else a username is represented in Camfrog. Props holder exclusive flairs may be available to users within the top 5th percentile of all users of Camfrog, with more flair icons afforded to Props Token holders in higher percentiles of Props Token holdings. PeerStream reserves the right to adjust these percentages in its sole discretion.

In the future, Props Token holders may be entitled to receive certain discounts on the purchase of in-app services or currencies, subscription upgrades, and other in-app virtual goods, such that Props Token holders will be able to purchase Camfrog Coins or subscriptions at a lower cost in U.S. Dollars. PeerStream anticipates that it will only offer this benefit to Props Token holders who are in the top 20th percentile of Camfrog Props Token (and Pending Props) holdings. In addition, PeerStream plans to allow users to directly tip each other in Camfrog with Props Tokens. Upon enabling this feature, users will be able to send Props Tokens (but not recorded Pending Props) to other users of Camfrog. These transfers will be able to be effected with interactions within Camfrog, and will be executed on the Ethereum blockchain. See “Description of the Props Tokens Being Offered—Token Transfers” for additional details. The terms of use for Camfrog may impose restrictions or limitations on a user’s ability to send large amounts of Props Tokens as “tips” to other users, or very small amounts of Props Tokens (under 50 Props Tokens).

The Camfrog user interface will show how many Props Tokens users hold, as well as what status benefits their level of Props Tokens entitles them to receive. In addition, PeerStream intends to communicate with users regarding the levels of Props Token holdings that entitle users to specific in-app benefits through in-app communications.

As described under “Description of the Props Tokens Being Offered,” users must have a “wallet” in order to receive Props Tokens. Once a wallet has been created, in order to use Props Tokens in Camfrog and enjoy the above-described functionalities, users must connect their wallet to their Camfrog account by taking the following steps: (1) users will be prompted by the Camfrog app to sign a message proving their ownership of a particular wallet and its associated Props Token balance, (2) users sign a message in the wallet app (to be used as proof), (3) users submit this signature to the Camfrog app, which usually involves a copy-paste of the message, and (4) once a connection is verified, users’ Props Token balance will be counted towards their Camfrog profile. For example, User X’s status in the Camfrog app will be derived from the Props Token balance in User X’s wallet.

Terms of Use and Terminations

In order to participate and use the Camfrog app, users must accept the terms of use of Camfrog, and users under the age of 18 must generally have the consent of their parents or guardians to accept the terms. Camfrog’s terms of use also define when users may not receive rewards and when rewards may not be delivered. In addition, PeerStream may terminate a user’s participation in the rewards program for any reason without prior notice. Additionally, PeerStream may suspend or terminate a user’s account, or otherwise terminate a user’s participation in Camfrog’s rewards program if PeerStream determines or suspects, in its sole discretion, that the user has violated the terms of use or any other agreement with PeerStream.

Upon termination of a user’s account or a user’s participation in the rewards program, PeerStream will not have any obligation to afford the user any use or benefits of the user’s Props Tokens in Camfrog, and any Pending Props not yet awarded to the user may be cancelled. The user may, however, still be entitled to use any Props Tokens already in his or her possession in any other Props Apps, subject to their terms and conditions of use.

Terms of Receiving Rewards

You may receive Props Tokens in connection with the Camfrog rewards program as described in “Plan of Distribution.” Any rewards are made subject to additional administrative steps and checks that must be completed prior to a Camfrog user claiming Props Tokens. Users will only be able to receive Props Tokens when they have completed all of these necessary steps and Camfrog has completed its required steps. Below is a description of the steps that must be taken in order to receive Props Tokens through Camfrog:

Steps to Be Taken by the User

Prior to any distribution of Props Tokens to Camfrog users, we require that a recipient complete standard KYC and AML procedures, complete all tax forms requested by us or PeerStream, and complete any other documentation we may require. We anticipate that the KYC and AML procedures, tax forms, and documentation required of users earning Props Tokens in amounts below a certain threshold set in our discretion will be more basic, in order to minimize unnecessary administrative burdens on users. For example, we may not require tax forms for users receiving small numbers of Props Tokens. Once a user has reached a maximum threshold of total Props Tokens earned, however, we may require that the user complete additional KYC and AML procedures, tax forms, and documentation in order to receive Props Tokens.

These steps must be completed within 120 days of the date that a user received a Pending Props. Pending Props received in connection with performance of activities in the Camfrog app or as a receipt of a one-time discretionary grant may expire if a user does not complete these steps within 120 days of receiving them. As a result, if a user that is given Pending Props in connection with in-app activities or in connection with one-time discretionary grant offer simply fails to complete these steps within 120 days of receiving them, the Camfrog user may never obtain the Props Tokens. PeerStream may cancel any such Pending Props. PeerStream does not anticipate exercising this discretion to revoke Pending Props associated with activities performed in the Camfrog app except in cases of users apparently abandoning them. If PeerStream were to determine to exercise its discretion to revoke Pending Props, PeerStream intends to communicate with any user with such Pending Props prior to revoking them.

In order to limit the role of Pending Props on the Props Network and encourage users to complete KYC and AML checks, PeerStream may limit the number of Pending Props a user may accrue to 100,000 if they have not yet completed the steps described under “—Steps to Be Taken by PeerStream.” Users may not accrue more than this maximum number of 100,000 Pending Props through the Camfrog app, and users will not receive Pending Props in connection with in-app activities if the user has already reached this maximum number. PeerStream reserves the right to adjust this number in its sole discretion. For purposes of calculating the maximum number of Pending Props that may be accrued, PeerStream intends to not count any Pending Props associated with a user’s account in connection with one-time discretionary grants made pursuant to the offering statement in which this offering circular is included.

PeerStream may require that a user has obtained a minimum number of Pending Props (for example, 50 Pending Props) before PeerStream allows the user to complete KYC and AML procedures. As a result, users must have this minimum number of Pending Props prior to receiving any Props Tokens as rewards in the Camfrog app. Users may also be required to affirmatively “claim” Props Tokens. In order to issue Props Tokens to a user’s wallet, users must affirmatively “claim” them. Users can view the number of Pending Props they have received, the number of Pending Props that represent the number of Props Tokens that can be issued to their wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet.”

As described under “Description of the Props Tokens Being Offered—Receiving Props Tokens,” receipt of Props Tokens requires a “wallet”-which is the form in which a public key can be presented and recorded on the Ethereum blockchain. Props Tokens may be received into wallet accounts in any amounts, including in fractional amounts of a whole Props Token.

Steps to Be Taken by PeerStream

Props Tokens may only be distributed to Camfrog users after the completion of PeerStream’s processes to confirm that rewards are validly issued pursuant to the terms of use of Camfrog. It is anticipated that these checks may take up to ten days for user rewards in Camfrog.

After the completion of all of these steps, PeerStream will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet” specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. Prior to the issuance of Props Tokens to a user’s wallet, users must “claim” their Props Tokens by indicating the number of Props Tokens to be issued to the user’s wallet. See “Plan of Distribution—YouNow Offering—Props Live Video App User Rewards” for more information about this process. Upon initiation of this transaction, the corresponding number of Pending Props will be canceled from the user’s account. Users must complete the requirements described in “Description of the Props Tokens Being Offered—Receiving Props Tokens.” Distribution by PeerStream of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by PeerStream to the user’s wallet is confirmed by Validators on the Ethereum blockchain.

Prior to settlement, Camfrog users have no right to receive Props Tokens, and if the Company or PeerStream were to dissolve or liquidate, or if PeerStream were to cease to reward users of Camfrog with Props Tokens, then users will have no right to receive Props Tokens, and they may never receive these Props Tokens.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

YouNow, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of YouNow, Inc. (a Delaware Corporation) and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019 and 2018 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YouNow, Inc. and Subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 17 to the consolidated financial statements, on February 26, 2020, the Company sold certain assets relating to and including the Company’s Props Live Video App and will no longer generate revenues from the sale of digital goods. The Company relied on the sale of digital goods as well as proceeds from the sale of Props Tokens to fund their operations. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 17. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Token Development Agreements

As discussed in Notes 2 and 8 to the consolidated financial statements, the Company has entered into token development agreements pursuant to Simple Agreements for Future Tokens. As discussed in Note 2, the Company’s management has concluded that token development agreements should be accounted for as research and development arrangements. Our opinion is not modified with respect to this matter.

Certified Public Accountants

New York, New York

June 15, 2020

YOUNOW, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018

	2019	2018

ASSETS

Current assets:

Cash (Note 2)	$2,111,756	$7,181,920
Accounts receivable, net (Notes 2, 4 and 15)	202,584	527,981
Prepaid expenses and other assets (Note 2)	299,749	2,040,733
Total current assets	2,614,089	9,750,634

Restricted receivables (Notes 4 and 7)	430,721	-

Property and equipment, net (Notes 2 and 5)	50,350	153,800

Intangible assets, net (Notes 2 and 6)	1,461,616	2,150,031

Total assets	$4,556,776	$12,054,465

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:

Accounts payable and accrued expenses	$1,393,120	$2,026,422
Line of credit (Note 7)	430,721	-
Token development obligations (Notes 2 and 8)	1,870,301	20,619,136
Notes payable (Note 9)	112,669	738,678
Deferred rent payable (Note 13)	-	81,530

Total current liabilities	3,806,811	23,465,766

Commitments and contingencies (Notes 2 and 14)

Stockholders’ equity (deficit):

6% Convertible preferred stock, $0.001 par value - 0 shares and 22,151,167 shares authorized as of December 31, 2019 and 2018, respectively; 0 shares and 22,151,167 shares issued and outstanding as of December 31, 2019 and 2018, respectively (Note 10)	-	22,151
Common stock, $0.001 par value - 139,189,499 shares and 34,118,794 shares authorized as of December 31, 2019 and 2018, respectively; 94,095,230 shares issued and 92,854,286 outstanding as of December 31, 2019; 7,285,712 shares issued and 6,044,768 outstanding as of December 31, 2018 (Note 10)	92,854	6,044
Treasury stock, at cost, 1,240,944 shares	(3,904,010)	(3,904,010)
Additional paid-in capital	35,628,138	35,189,735
Deficit	(31,075,407)	(42,733,611)
Accumulated other comprehensive income	8,390	8,390

Total stockholders’ equity (deficit)	749,965	(11,411,301)

Total liabilities and stockholders’ equity (deficit)	$4,556,776	$12,054,465

The accompanying notes are an integral part of these consolidated financial statements.

YOUNOW, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Revenues:

Digital goods (Notes 2 and 15)	$9,720,557	$16,638,214
Other	124,790	18,725

Total revenues	9,845,347	16,656,939

Operating expenses:

Cost of revenue	6,786,653	12,008,467
Research and development (Note 14)	4,975,077	5,515,143
Sales and marketing	2,244,108	2,873,329
General and administrative	4,961,927	5,188,628

Total operating expenses	18,967,765	25,585,567

Loss from operations	(9,122,418)	(8,928,628)

Other income (expenses)

Token development income (Note 8)	19,151,035	-
Gain from the sale of DPAs (Note 9)	586,893	-
Gain from the distributions of tokens (Note 14)	1,194,710	-
Gain (loss) on liquidation of digital currencies (Notes 2 and 6)	441,863	(1,105,192)
Rental income (Note 13)	112,000	-
Token offering expenses (Note 8)	(684,012)	(2,154,756)
Impairment of digital currencies (Notes 2 and 5)	-	(1,691,919)
Interest expense (Note 6)	-	(7,926)

Total other income (expenses):	20,802,489	(4,959,793)

Income (loss) before provision for income taxes	11,680,071	(13,888,421)

Provision for income taxes (Notes 2 and 3)	21,867	16,365

Net income (loss) before noncontrolling interest	11,658,204	(13,904,786)

Net loss attributable to noncontrolling interest	-	9,610

Net income (loss) attributable to YouNow Inc.’s stockholders	11,658,204	(13,895,176)

Other comprehensive income:

Foreign currency translation adjustments (Note 2)	-	4,988

Comprehensive income (loss) attributable to YouNow Inc.’s stockholders	$11,658,204	$(13,890,188)

The accompanying notes are an integral part of these consolidated financial statements.

YOUNOW, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Convertible preferred stock		Common stock		Treasury stock		Additional paid-in		Noncontrolling	Accumulated other comprehensive	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficit	interests	income	equity (deficit)

Beginning, January 1, 2018	22,151,167	$22,151	6,044,768	$6,044	(1,240,944)	$(3,904,010)	$34,928,860	$(28,828,825)	$-	$3,402	$2,227,622

Stock-based compensation expense	-	-	-	-	-	-	260,875	-	-	-	260,875

Net loss	-	-	-	-	-	-	-	(13,895,176)	(9,610)	-	(13,904,786)

Acquisition of noncontrolling interest	-	-	-	-	-	-	-	(9,610)	9,610	-	-

Other comprehensive income	-	-	-	-	-	-	-	-	-	4,988	4,988

Ending, December 31, 2018	22,151,167	22,151	6,044,768	6,044	(1,240,944)	(3,904,010)	35,189,735	(42,733,611)	-	8,390	(11,411,301)

Conversion of convertible preferred stock to common stock	(22,151,167)	(22,151)	86,785,518	86,786	-	-	(64,635)	-	-	-	-

Exercise of stock options	-	-	24,000	24	-	-	5,016	-	-	-	5,040

Stock-based compensation expense	-	-	-	-	-	-	498,022	-	-	-	498,022

Net income	-	-	-	-	-	-	-	11,658,204	-	-	11,658,204

Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-

Ending, December 31, 2019	-	$-	92,854,286	$92,854	(1,240,944)	$(3,904,010)	$35,628,138	$(31,075,407)	$-	$8,390	$749,965

The accompanying notes are an integral part of these consolidated financial statements.

YOUNOW, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018

Cash flows from operating activities:

Net income (loss)	$11,658,204	$(13,904,786)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation and amortization	51,967	73,792
Amortization of intangible assets	314,145	228,015
Stock-based compensation expense	498,022	260,875
Gain from token development income	(19,151,035)	-
Gain from the sale of DPAs	(586,893)	-
Proceeds from the liquidation of digital currencies	816,133	2,369,312
Net loss (gain) on the liquidation of digital currencies	(441,863)	1,105,192
Impairment of digital currencies	-	1,691,919
Loss (gain) on sale of property and equipment	20,211	(852)
Loss of disposal of property and equipment	820	-
Payments in digital currencies	-	36,622

Changes in assets and liabilities:

Accounts receivable	325,397	1,039,126
Prepaid expenses and other assets	1,740,984	413,432
Restricted receivables	(430,721)	-
Accounts payable and accrued expenses	(633,302)	(1,098,408)
Token development obligations	402,200	(2,356,543)
Deferred rent payable	(81,530)	81,530

Net cash used in operating activities	(5,497,261)	(10,060,774)

Cash flows from investing activities:

Acquisition of property and equipment	(3,358)	(83,606)
Proceeds from sale of property and equipment	33,810	11,477
Acquisition of intangible assets	-	(31,468)

Net cash provided by (used in) investing activities	30,452	(103,597)

Cash flows from financing activities:

Proceeds from line of credit	430,721	-
Repayment of line of credit	-	(2,500,000)
Proceeds from notes payable	-	117,258
Repayment of notes payable	(39,116)	(331,322)
Proceeds from exercise of stock options	5,040	-

Net cash provided by (used in) financing activities	396,645	(2,714,064)

Effect of exchange rate changes on cash	-	4,380

Net decrease in cash	(5,070,164)	(12,874,055)

Cash, beginning	7,181,920	20,055,975

Cash, ending	$2,111,756	$7,181,920

SUPPLEMENTAL DISCLOSURES ON CASH FLOW INFORMATION:

Cash paid during the year for:

Interest	$-	$13,899

Income taxes	$21,867	$16,365

The accompanying notes are an integral part of these consolidated financial statements.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(Note 1) Organization:

YouNow, Inc., a Delaware Corporation, was incorporated on April 18, 2011 under the name Bnow. Inc. On November 19, 2012, the name was changed to YouNow, Inc. YouNow Inc.’s wholly-owned subsidiaries include YouNow Research and Development Ltd, an Israeli company, incorporated on September 29, 2014; Switch RTC Ltd, an Israeli company acquired on December 24, 2017; YouNow Services, LLC, a Delaware company formed on December 4, 2017, majority owned by YouNow, Inc. until December 5, 2018 when YouNow Inc. acquired its remaining membership interest; and The Props Foundation Public Benefit Corporation, a Delaware company incorporated on September 20, 2018, collectively referred to as the “Company”.

The Company was incorporated to provide live video streaming service (“Props Live Video App”) to broadcasters through the Company’s website and on mobile platforms such as Apple’s IOS and Google’s Android operating systems. The Company generates revenue through the sale of digital goods purchased by users to support the Company’s broadcasters. The Company is based in New York, New York and has two international offices in Israel.

In November 2017, the Company launched a token pre-sale offering of rights to acquire Props Tokens, the Company’s Ethereum-based ERC-20 token that powers social participation in digital media in the Props Network. The Props Network consists of the continual development of the Props Live Video App, expansion of the Props Apps, a network of consumer-facing digital media apps, functionality of the Props Token across apps and building the block-chain infrastructure. Props Tokens are hosted on the Ethereum blockchain and serve as the base token for application within the ecosystem, granting users access to features and content, ability to promote content and signal status within the community.

In March 2019, the Props Live Video App began interacting with the Ethereum blockchain and the Props Tokens when the Company enabled basic functionality of Props Tokens in the Props Live Video App. Basic functionality entails linking a user’s electronic wallet containing Props Tokens to the user’s Props Live Video App account to provide the user with functionality on the Props Network.

On July 11, 2019, the Securities and Exchange Commission qualified the Company’s offering statement to distribute Props Tokens in a public offering pursuant to Tier 2 of Regulation A. The Company was qualified to offer and sell up to 133,000,000 Props Tokens in a Primary distribution that will reward users of its apps for in-app activities including contributing content and attention to those apps; as one-time discretionary grants to users of the Props Live Video App; or to reward administration of its own blockchain. The Props Foundation Public Benefit Corporation was qualified to offer and sell up to 45,000,000 Props Tokens in a secondary distribution that it will grant to persons developing key apps or otherwise contributing to network development efforts.

(Note 2) Summary of Significant Accounting Policies:

(A)	Basis of Presentation and Consolidation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements for the years ended December 31, 2019 and 2018 include the accounts of YouNow, Inc. and its wholly-owned subsidiaries as defined in Note 1. All significant intercompany transactions and balances have been eliminated from the consolidated financial statements.

Noncontrolling interests in the consolidated subsidiaries represents the amount of equity (deficit) and profit (loss) allocated to third party members of the subsidiaries.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(B)	Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions, which are evaluated on an ongoing basis, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could vary from the estimates that were used.

(C)	Revenue Recognition

The Company derived revenue from the sale of digital goods purchased by users to support the Company’s broadcasters. The revenue was split between the Company and popular broadcasters based on an agreed upon arrangement. The digital goods were available for purchase through the Company’s website, PayPal, Braintree, or through mobile platforms, such as Apple’s iTunes and Google Play. As described in Note 18, the Company sold certain assets relating to and including the Company’s Props Live Video App on February 26, 2020 and no longer derives revenue from the sale of digital goods.

Effective January 1, 2019, the Company adopted Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers related to the Company’s sale of digital goods. Under ASC 606, the Company should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. In accordance with ASC 606, the core principles are 1) identify the contract with customer 2) identify the performance obligations in the contract 3) determine the transaction price 4) allocate the transaction price and 5) recognize revenue when or as the entity satisfies a performance obligation. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements and disclosures. Payments from digital goods purchasers are non-refundable and relate to non-cancellable contracts that specify the Company’s obligations. The satisfaction of the performance obligation occurs at the time of sale of digital goods since Management estimates the digital goods are consumed within 2 days after the initial purchase.

In accordance with Accounting Standards Update (“ASU”) 2016-08, Principal versus Agent Considerations (Topic 606) (Reporting Revenue Gross versus Net), the Company evaluates its agreements with mobile platforms to determine whether the Company is acting as the principal or as an agent in the sales of digital goods to determine if revenue should be reported gross or net. The key indicators that the Company used for such determination includes 1) the terms and conditions of the Company’s contract with the mobile platforms 2) the party responsible for determining the type, category, and quantity of methods to generate revenue 3) whether the Company is paid a fixed percentage of the arrangement for each transaction 4) the party which sets the pricing with the end-user and has the credit risk and 5) the party responsible for the fulfillment of the digital goods. Based on the evaluation of the key indicators, the Company has determined that it is acting as the principal to the digital goods purchaser.

For revenue earned through mobile platforms, the transaction price is equal to the gross amount the Company charges to each digital goods purchaser. The related mobile platform and payment processing fees are recorded as cost of revenue in the period incurred.

Effective January 1, 2019, the Company adopted ASU 2016-08 and has applied the changes retrospectively. The retrospective change did not have an impact on the carrying amounts of assets and liabilities and no offsetting adjustments were necessary to opening retained earnings. The effects of adopting ASU 2016-08 to the December 31, 2018 consolidated statement of operations and comprehensive loss were (1) revenue from digital goods increased by $4,279,607 to eliminate mobile platform and payment processing fees and (2) cost of revenue was increased by $4,279,607 to include mobile platform and payment processing fees. Prior to the adoption of ASU 2016-08, revenues from the sale of digital goods were reported net of mobile platform and payment processing fees.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(D)	Token Development Agreements

The Company has entered into token development agreements under Simple Agreements for Future Tokens (“SAFT”) as discussed in Note 8. The Company accounts for its token development agreements as research and development arrangements under ASC 730-20, Research and Development Arrangements. The Company believes that, under the SAFTs, the research and development services it was obliged to provide were limited to the creation of the Company’s Rize platform, a live video app for the Props Network and the creation and delivery of a functional token. The completion of these research and development services principally required the creation of the Token Code (an ERC-20 “smart contract”); building the distribution mechanism for Props Tokens, including a mechanism for effecting any vesting under SAFTs; developing the Rize app, including basic “wallet” functionality in the Rize app and merging it into the Props Live Video App; and building Props-specific exclusive features in the Props Live Video App. In October 2018, the Rize app was integrated with the Props Live Video App.

Pursuant to ASC 730-20, the Company recorded a liability for amounts received from SAFT purchasers that are refundable pursuant to the terms of the SAFTs. Pursuant to the terms of the SAFTs, a SAFT expires and terminates upon the earlier to occur of certain events, including the issuance of Props Tokens upon an application launch, the payment or setting aside for payment of amounts payable to the SAFT purchaser upon the dissolution of the Company, or the reaching of a termination date, as specified by amendments to the SAFTs dated March 4, 2018, set as twelve months after the amendment’s effective date as discussed in Note 8. If the SAFT terminates pursuant to the expiration of this deadline, the SAFT purchaser’s purchase amount is refundable. As a result, this liability was recorded as token development obligations on the Company’s consolidated balance sheets as of December 31, 2018. At all times prior to the issuance of the Props Tokens pursuant to the SAFTs, the Company has recorded a liability equal to its repayment obligations.

The Company has concluded that upon delivery of the Props Tokens to the SAFT purchaser in accordance with the SAFT, it has completed its services and has performed all of its research and development obligations owed to SAFT purchasers under the SAFTs. The Company released vested Props Tokens to certain SAFT purchasers on March 4, 2019, as discussed in Note 8. While the Company will continue to develop the functionality of the Props platform, it does not consider other activities associated with the Props Network to be part of the Company’s research and development services under the SAFTs, and it will have no remaining obligations under the SAFTs, including with respect to the further development of the network, the enhancement of the Props Tokens issued, or with respect to any refunds. The Company offset the token development obligation liability and recognized token development income within other income (expense) in the Company’s consolidated statements of operations and comprehensive income (loss).

The Company did not recognize token development income related to SAFT sales proceeds received from SAFT purchasers who have not yet provided the Company with an electronic wallet address as required by the SAFTs.

The Company fulfilled its contractual obligations under the SAFT by delivering the tokens to the SAFT purchaser’s electronic wallets. The Company has no intention of refunding the SAFT purchase amount under any circumstances and as a result, the Company believes there are no surrounding conditions under which they would repay any of the SAFT purchase amounts.

Total research and development expenses incurred under the token development arrangements are included in research and development in the Company’s consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2019 and 2018.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(E)	Props Tokens

The issuance of Props Tokens to any vendor, employee, user, broadcaster, etc. will be expensed at the time that service is rendered or tokens are issued depending on the nature of the transaction. The use of Props Tokens to pay vendors, employees, users, broadcasters, etc. is a non-monetary transaction under ASC 845, Nonmonetary Transactions, and will be accounted for at $0.1369 per Props Token, the undiscounted price per token. Since the tokens currency have no carrying value in the consolidated financial statements, use of these tokens will result in a gain equal to the value of the tokens distributed.

(F)	Cash

The term cash, as used in the accompanying consolidated financial statements, includes currency on hand and on demand deposits with financial institutions. The Company maintains cash in several bank depository accounts, which at times may exceed Federal Deposit Insurance Corporation limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

(G)	Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated net of an allowance for doubtful accounts and consist of sales of digital goods with payment terms ranging from 1 to 73 days after the transaction’s settlement date. Management periodically evaluates the collectability of receivables based on the age of the balance and the creditworthiness of the customer. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

(H)	Prepaid Expenses and Other Assets

The Company recognizes expenses in the period incurred. Payments made prior to the expense being incurred are recognized as prepaid expenses. Prepaid expenses consist primarily of insurance and subscriptions.

Other assets represent amounts due from certain financial intermediaries and security deposits.

(I)	Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the related assets. The estimated useful life of leasehold improvements is the term of the respective lease, office and computer equipment 3 years, and furniture, fixtures and equipment 8 years.

(J)	Intangible Assets Other Than Goodwill

(a)	The Company capitalizes and amortizes intangible assets other than goodwill over their estimated useful lives unless such lives are indefinite. Intangible assets other than goodwill acquired separately from third parties are capitalized at cost while such assets acquired as part of a business combination are capitalized at their acquisition-date fair value. Intangible assets other than goodwill are amortized using the straight-line method of amortization over their useful lives, with the exception of certain intangibles, such as acquired technology, which is amortized using an accelerated method of amortization based on projected future cash flows. Based on management’s estimates and assumptions, it was determined that a 10-year life is reasonable and appropriate for this type of technology. These assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Based on this analysis, it was determined that the fair value was in excess of the carrying value and as a result not impaired.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(b)	Digital assets such as Bitcoin and Ethereum are digital currencies considered cryptocurrencies that are not fiat currencies (i.e. a currency that is backed by a central bank or a national, supra-national or quasi-national organization) and are not backed by hard assets or other credits. Digital currencies are not financial assets because they are not an ownership interest in a company, or a contract establishing a right or obligation to deliver or receive cash or another financial instrument. Since they lack physical substance, digital currencies are generally considered intangible assets. The current guidance in U.S. GAAP does not directly address the accounting for cryptocurrencies.

Previously, the Company received two types of digital currencies, Bitcoins and Ethereum related to its token offering (See Notes 8 and 9). The Company obtains the equivalency rate of Bitcoins and Ethereum to USD based on a blended weighted average global exchange rate from public exchanges such as Coinbase.

The Company records its digital currencies as indefinite-lived intangible assets under ASC 350, Intangibles — Goodwill and Other. The intangible assets are recorded at cost and tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that they are impaired. A decline below cost in a quoted price on an exchange may be an event indicating that it is more likely than not that the digital currencies are impaired. The impairment loss establishes the new cost basis of the asset and subsequent reversal of impairment loss is not permitted. As of December 31, 2019, the Company’s cost basis on its digital currencies was $25,709 which was equivalent to the fair market value. As of December 31, 2018, the Company’s unadjusted cost basis in its digital currencies was $2,091,898 before impairment, and the fair market value was $399,979. For the years ended December 31, 2019 and 2018, the Company recognized an impairment loss of $0 and $1,691,919 on its digital currencies, respectively.

(K)	Debt Issuance Costs

Costs incurred in connection with the issuance of debt are capitalized and amortized to interest expense over the contractual life of the loan. The costs, net of accumulated amortization are reported on the accompanying consolidated balance sheet as a direct deduction from the outstanding principal balance of the debt obligation.

(L)	Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

The Company records a valuation allowance to reduce deferred tax assets to the net amount that they estimate will be realized in future periods. The Company considers all expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.

The Company also incurs certain state minimum taxes and local income taxes.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(M)	Stock-Based Compensation

Under ASC 718, Compensation - Stock Compensation, the Company recognizes all employee stock-based compensation as an expense in the accompanying consolidated statement of operations and comprehensive income (loss). Estimated fair value of stock-based compensation awards are measured at the grant date using the Black-Scholes option pricing model. The Company records the stock-based compensation expense on a ratable basis over the vesting term.

For stock options issued to non-employees, including consultants, the Company records expenses related to stock options equal to the fair value of the options calculated using the Black-Scholes model over the service performance period. The fair value of options granted to non-employees is remeasured over the vesting period and recognized as an expense over the period the services are received.

Stock-based compensation expense is recorded net of estimated forfeitures so that an expense is recorded for only those stock-based awards that the Company expects to vest. The Company estimates forfeitures based on our historical forfeiture of equity awards adjusted to reflect future changes in facts and circumstances, if any. The Company revises estimated forfeiture rate if actual forfeitures differ from initial estimates.

(N)	Research and Development

Research and development costs consist primarily of payroll and related costs and consultant expense. Research and development expenses are charged to operations as incurred. For the years ended December 31, 2019 and 2018, the Company expensed $4,975,077 and $5,515,143, respectively, in research and development costs.

(O)	Cost of Revenue

Costs of revenue are expensed as incurred and consist of individually agreed upon broadcaster revenue sharing fees of $3,660,136 and $6,301,364 in 2019 and 2018, respectively, and variable hosting and bandwidth costs of $769,072 and $1,427,496 in 2019 and 2018, respectively. The cost of revenue is inclusive of platform and payment processing fees of $2,357,445 and $4,279,607 in 2019 and 2018, respectively.

(P)	Sales and Marketing

Sales and marketing costs are expensed as incurred and consist of marketing, public relations and talent management costs. For the years ended December 31, 2019 and 2018, the Company expensed $2,244,108 and $2,873,329, respectively, in total sales and marketing costs.

(Q)	General and Administrative

General and administrative expenses consist of professional fees, operating sublease, and other office expenses. For the years end December 31, 2019 and 2018, the Company expensed $4,961,927 and $5,188,628, respectively.

(R)	Advertising Costs

Advertising costs are expensed as incurred. For the years ended December 31, 2019 and 2018, the Company expensed $231,095 and $153,864, respectively in advertising costs, which is included in sales and marketing on the consolidated statements of operations and comprehensive income (loss).

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(S)	Foreign Currency Translation

The functional currency of the Subsidiaries are the local currency in which the Subsidiaries operate. Since the U.S. dollar is not the functional currency of all of its Subsidiaries, foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement and settlements are included in other income (expense), in the consolidated statements of operations and comprehensive income (loss). For its foreign subsidiaries where the functional currencies are the local currencies, the Company uses the period-end exchange rates to translate assets and liabilities, and the average exchange rates to translate revenues and expenses into U.S. dollars. The Company records translation gains and losses in accumulated other comprehensive income as a component of stockholders’ equity.

(T)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity as disclosed in Note 14.

(U)	Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases on its balance sheet. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company will continue to evaluate the impact of this new standard on its financial reporting and disclosures.

In June 2018, the FASB issued ASU 2018-07 Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to non-employees with the guidance applicable to grants to employees. Under the new standard, equity classified share-based payment awards issued to nonemployees will be measured on the grant date, instead of the current requirement to remeasure the awards through the performance completion date. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company will continue to evaluate the impact of this new standard on its financial reporting and disclosure.

Management does not believe that any other recently issued, but not yet effective accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

(V)	Reclassifications

Certain reclassifications have been made to the 2018 consolidated financial statement presentation to correspond to the current year’s format. Total stockholders’ equity (deficit) and net loss are unchanged due to these reclassifications.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(Note 3) Income Taxes:

The accompanying consolidated financial statements include a provision for income taxes. Currently, the Company has an available net operating loss carryforward for federal and state tax of approximately $26 million, which expires between 2031 and 2038. Based on the Company’s assessment of future taxable income, the net operating loss carryforward is unlikely to be realized. The deferred tax asset related to this net operating loss carryforward has been fully offset by a valuation allowance. Management has determined that the Company had no uncertain tax positions that would require disclosure in the consolidated financial statements.

As of December 31, 2019, the tax years that remain subject to examination by federal and state jurisdictions under their respective statutes of limitations is from the tax year ended December 31, 2016 forward (with limited exceptions).

(Note 4) Accounts Receivable:

The Company’s outstanding receivables as of December 31, 2019 and 2018 are as follows:

	2019	2018

0-30 days	$633,305	$520,043
31-60 days	-	7,938
61-90 days	-	-
Greater than 90 days	-	-
	633,305	527,981

Less: pledged accounts receivable	(430,721)	-

Total accounts receivable, net	$202,584	$527,981

The Company has $430,721 of its accounts receivables pledged to a lender that remains uncollected as of December 31, 2019 and accordingly, has classified those receivables as restricted receivables on the Company’s consolidated balance sheet as discussed in Note 7. Management has determined that no allowance for doubtful accounts was necessary as of both December 31, 2019 and 2018.

(Note 5) Property and Equipment:

As of December 31, 2019 and 2018, property and equipment consist of the following:

	2019	2018

Office and computer equipment	$111,810	$217,507
Furniture and fixtures	38,471	125,925
	150,281	343,432

Accumulated depreciation	(99,931)	(189,632)

Total property and equipment, net	$50,350	$153,800

Depreciation expense charged to operations was $51,967 and $66,658 in 2019 and 2018, respectively. During 2019 and 2018, the Company sold furniture and fixtures to a third party for $33,810 and $11,447 and recognized a net gain (loss) on sale of $(20,211) and $852, respectively. In 2019, the Company disposed furniture and equipment with a cost basis of $34,152 and recognized a loss on disposal of $820. For the year ended December 31, 2019, the Company wrote-off fully depreciated furniture and computer equipment of $60,373.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(Note 6) Intangible Assets:

As of December 31, 2019 and 2018, the Company’s intangible assets are as follows:

	Carrying Value
	2019	2018

Developed technology (useful life 10 years)	$1,946,599	$1,946,599
Intellectual property	31,468	116,468
Total intangible assets before digital currencies	1,978,067	2,063,067
Accumulated amortization	(542,160)	(313,015)
Total intangible assets before digital currencies, net	1,435,907	1,750,052

Digital currencies (Note 2)
Bitcoin	9,921	384,191
Ethereum	15,788	15,788
Total digital currencies	25,709	399,979
Total intangible assets, net	$1,461,616	$2,150,031

On December 4, 2017, the Company acquired the developed technology with the acquisition of Switch RTC, Ltd, an Israeli based company which provides solutions for real-time distribution of video to a large audience serving real-time, low-delay, interactive video CDN (WebRTC CDN) as well as large-scale multiparty video collaboration for B2B and B2C applications. The developed technology consists of a proprietary state of the art video technology that improves video quality, reduces latency and technologically improves the video output capabilities with multiple to many video streams. The Company commenced amortization of the developed technology using an accelerated method based on projected future cash flows. Amortization expense charged to operations was $314,145 and $228,015 in 2019 and 2018, respectively.

On October 24, 2018, the Company acquired the rights to the YouNow Logo font from an unaffiliated third party for $31,468 and recognized amortization over the estimated useful life. For the years ended December 31, 2019 and 2018, amortization expense of $3,148 and $0, respectively, was recognized. During 2019, the Company wrote off fully amortized intellectual property of $85,000.

During the year ended December 31, 2019, the Company liquidated Bitcoins for gross proceeds of $816,133 and recognized a gain of $441,863, which is included in the accompanying consolidated statement of operations and comprehensive income (loss). During the year ended December 31, 2018, the Company liquidated Ethereum for $2,369,312 and recognized a loss of $1,105,192, which is included in the accompanying consolidated statement of operations and comprehensive income (loss).

During the year end December 31, 2019, the fair market value of the digital currencies was equivalent to the Company’s cost basis in the digital currencies. As of December 31, 2018, the Company’s cost basis in the digital currencies were in excess of the fair value due to a significant decline in the fair value of digital currencies. During the years ended December 31, 2019 and 2018, the Company recognized an impairment loss of $0 and $1,691,919, respectively, on the digital currencies.

As of December 31, 2019, the Company intends on holding its digital currencies until there is a cash need or if the value of the digital currency increases significantly.

(Note 7) Line of Credit:

(A)	On February 26, 2016, the Company entered into a Loan and Security Agreement (“Agreement”) with Comerica Bank (“Bank”). The Agreement provided for advances of up to $5 million through August 26, 2017 with each advance having a minimum requirement of $500,000. The loan required monthly interest on the unpaid principal amount at a rate established by the Bank plus 1.50% per annum, in which the Bank rate in no event will be lower than the Daily Adjusting Libor Rate (as defined) plus 2.50% per annum. During 2017, the Bank advanced the Company $3,000,000. The loan was repaid in full on January 4, 2018.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Finance costs included the costs incurred in connection with obtaining the loan. Finance costs were amortized using the straight-line method over the term of the loan and recorded to interest expense. In 2018, amortization of finance costs included in interest expense was $7,134. Accumulated amortization of finance costs as of December 31, 2018 was $14,981. For the year ended December 31, 2018, the Company wrote off fully amortized finance costs of $14,981.

For the year ended December 31, 2018, interest expense, including amortization of finance costs was $7,926.

Additionally, the Company has outstanding warrants with the Bank to acquire up to 15,893 shares of common stock with a strike price of $3.146. The outstanding warrants were issued on February 26, 2016 and expire on February 26, 2026. There is no vesting period. The warrants have a life of 10 years.

(B)	On December 9, 2019, the Company entered into a loan agreement (the “Secured Loan Agreement”) with an unaffiliated Lender to provide short-term advances up to $1,500,000 secured by the Company’s receivables from certain customers, with interest ranging from 1.5% to 1.95% per month, depending on the amount advanced. In addition, the Company will pay the Lender a .375% fee for all receivables collected by the Lender on behalf of the Company on which there are no outstanding advances. The loan is secured by a first priority interest and all rights to all accounts, (as defined), chattel paper, commercial tort claims, deposit accounts and cash, documents, equipment, and general intangibles. As of December 31, 2019, the Company had $430,721 of uncollected accounts receivables pledged to Lender and accordingly, has classified these uncollected receivables as restricted receivables on the Company’s consolidated balance sheet. The Secured Loan Agreement matures on December 10, 2020. As of December 31, 2019, the loan payable was $430,721.

On February 26, 2020, the Secured Loan Agreement was terminated in connection with the Company’s sale of certain assets relating to and including the Company’s Props Live Video App.

(Note 8) Token Development Obligations:

In November 2017, the Company launched a token pre-sale offering to raise cash and digital currency in exchange for the rights to acquire Props Tokens, the Company’s Ethereum-based ERC-20 token, through a Simple Agreement for Future Tokens (the “SAFT”) with unaffiliated accredited purchasers. An accredited purchaser is defined as an “accredited investor” under the Securities Act of 1933, as amended (The “Securities Act”). As described in Note 2, the Company accounts for SAFTs as research and development arrangements under ASC 730-20.

In accordance with the SAFTs, the purchasers are issued rights to purchase a specific quantity of Props Tokens equal to $22,975,679 during the token and network launch event. The SAFTs will terminate with the earlier of 1) the issuance of tokens to purchasers 2) the repayment to purchasers in a dissolution event (as defined) or 3) 90 days from the day the SAFTs were entered. The purchasers are not entitled to vote or receive dividends from the Company. The SAFTs are classified as current liabilities on the consolidated balance sheet.

On March 4, 2018, the SAFTs were amended to extend the termination date to twelve months after the SAFT’s effective date (as defined) and also provided purchasers the rights to additional bonus tokens as a result of the extension. The amendment also offered SAFT purchasers an option for a full refund of the pre-sale offering of the Props Tokens. During 2018, the Company refunded $2,356,543 in U.S. dollars to SAFT purchasers. During 2019, the Company cancelled 123,613 Props Tokens valued at $8,500 in connection with a SAFT purchasers request to cancel a portion of their purchase.

The undiscounted price per Props Token in the SAFT offering was $0.1369. A portion of the Props Tokens for certain SAFT purchasers were subject to vesting requirement due to the discounted pricing of the tokens with their early purchase of SAFT. The token vesting term ranges from 90 days to 455 days.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The payments received from the SAFTs were designated in U.S. dollars. Payments were accepted in U.S. dollars and the digital currencies Bitcoins and Ethereum as follows:

In USD

U.S. dollars	$6,175,237
Bitcoins	1,748,433
Ethereum	15,052,009

Total	$22,975,679

Payments in Bitcoins and Ethereum were valued in U.S. dollars determined by a conversion rate based on a blended weighted average of global exchange prices.

On March 4, 2019, the Company issued Props Tokens to certain SAFT purchasers. For the year ended December 31, 2019, the Company recognized $19,151,035 of token development income within other income (expenses) in the Company’s consolidated statements of operations and comprehensive income (loss) under ASC 730-20.

The token delivery was accomplished by creating one or a series of transactions that creates records assigning ownership of Props Tokens to an electronic wallet address supplied by the SAFT purchaser, which are then written to the Ethereum blockchain. The consensus rules of the Ethereum blockchain permit the transfer of Props Tokens from one wallet address to another, provided the sender is able to provide a “digital signature” demonstrating ownership of the wallet. This delivery system was in place and functioning in March 4, 2019, at the time the first Props Tokens were delivered to SAFT purchasers.

As of December 31, 2019, Props Tokens have not been delivered to SAFT purchasers who have not provided an electronic wallet address or because vesting requirements have not yet been satisfied. Props Tokens that are not vested are not sent to purchasers’ wallets, and are therefore not under purchasers’ control.

On May 10, 2019, and further amended on September 27, 2019, the Company entered into an agreement with Peerstream, Inc. (“Peerstream”), a Third-Party Developer to facilitate the integration of two of their apps into the Props Network in exchange for the right to receive an initial grant of 3,000,000 Props Tokens. As a result, the Company has recognized a token development obligation of $410,700 as of December 31, 2019.

As of December 31, 2019 and 2018, total outstanding token development obligations, net of refunds on the consolidated balance sheets were $1,870,301 and $20,619,136, respectively. The remaining token development obligations as of December 31, 2019 are as follows:

	Token Development Obligations Balance, January 1, 2019	Adjustments	Token Development Obligation Balance after Adjustments	Additional Grants	Tokens Delivered	Token Development Obligations, December 31, 2019
# of Tokens	188,581,746	(108,548)	188,473,198	3,000,000	(172,027,886)	19,445,312
$ Value	$20,619,136	$(8,500)	$20,610,636	$410,700	$(19,151,035)	$1,870,301

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The token development obligations as of December 31, 2019 and 2018 are as follows:

Vesting Term	Discount %	Un-discounted Price Per Token	Discounted Price Per Token	Remaining Token Delivery, 2019	Remaining Token Development Obligations, net 2019
0 days	0%	$0.1369	$0.1369	60,525	$7,533
90 days	15%	$0.1369	$0.1164	-	-
270 days	25%	$0.1369	$0.1027	-	-
365 days	20%	$0.1369	$0.1095	6,780,064	675,067
455 days	35%	$0.1369	$0.0890	9,604,723	777,001
455 days	0%	$0.1369	$0.1369	3,000,000	410,700

Total				19,445,312	$1,870,301

				Number of			Proceeds
				Tokens		Tokens	from Sale of
				Purchased	10% Bonus	Purchased	Tokens
		Un-discounted	Discounted	Under	Tokens	and Granted	Under
		Price Per	Price Per	SAFTs, net	Granted	After Bonus	SAFTs, net
Vesting Term	Discount %	Token	Token	2018	2018	2018	2018
0 days	0%	$0.1369	$0.1369	85,601,373	8,560,137	94,161,510	$11,719,171
90 days	15%	$0.1369	$0.1164	16,246,531	1,624,653	17,871,184	1,890,583
270 days	25%	$0.1369	$0.1027	3,653,434	365,343	4,018,777	375,127
365 days	20%	$0.1369	$0.1095	37,335,882	3,733,588	41,069,470	4,089,145
455 days	35%	$0.1369	$0.0890	28,600,732	2,860,073	31,460,805	2,545,110

Total				171,437,952	17,143,794	188,581,746	$20,619,136

During the years ended December 31, 2019 and 2018, the Company incurred $684,012 and $2,154,756, respectively, of costs associated with the token offering and securities filing.

(Note 9) Notes Payable:

In December 2017, the Company entered into Debt Payable by Assets (the “DPA”) agreements, with various unaffiliated Lenders for a borrowing of $952,742. During 2018, the Company entered into DPA agreements for an additional borrowing of $117,258. In accordance with the DPA agreements, repayments may be made in the forms of Props Tokens or cash contingent upon the Company’s ownership control of the tokens. The number of Props Tokens issued pursuant to the DPA agreements is determined by the loan amount divided by $0.1369, the undiscounted price per token. Repayment in Props Tokens will incur interest of 20% during the first two years of the loan. The value of the tokens with respect to any partial or full satisfaction of the DPA agreements will be based on an undiscounted price equal to the price offered to the general public on the first public sale of the tokens on an established decentralized blockchain. Repayment in cash prior to the second anniversary of the loan will incur no interest. Repayment in cash after the second anniversary of the loan will incur interest of 1.5% per annum. The loan matures on the third anniversary of the DPA agreement. The Lenders are not entitled to vote or receive dividends from the Company.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

In March 2018, the Company offered the Lenders an option of a cash payment in rescission of their DPA loans or alternatively, an incremental 10% bonus on the number of Props Tokens each Lender was entitled to receive in aggregate pursuant to the terms of the DPA agreements. During 2019 and 2018, the Company repaid $39,116 and $331,322, respectively to Lenders in U.S. dollars.

As of December 31, 2019, the Props Tokens related to the DPA’s have been issued and delivered or will be delivered pending the receipt of an electronic wallet address from Lenders. As of December 31, 2019, 998,603 Props Tokens remain undelivered to Lenders. As of December 31, 2019 and 2018, the Company has reserved 998,603 and 7,122,181 Props Tokens, respectively, to be utilized for repayment of the outstanding DPAs of $112,669 and $738,678, respectively.

During the year ended December 31, 2019, the Company recognized $586,893 of other income in the Company’s consolidated statements of operations and comprehensive income (loss) under ASC 730-20 in connection with the repayment of DPA’s in Props Tokens.

(Note 10) Stockholders’ Equity (Deficit):

On April 18, 2011, the Certificate of Incorporation authorized 5 million shares of common stock with $0.001 par value. On June 9, 2011, the Restated Certificate of Incorporation authorized 13 million shares of common stock with $0.001 par value and 3 million shares of Series A convertible preferred stock with $0.001 par value. The Certificate of Incorporation was amended and restated on March 12, 2012, July 29, 2014, July 23, 2015, August 12, 2015 and August 1, 2018, which increased the number of authorized shares of common stock and Series A convertible preferred stock. Additionally, the amendments authorized the issuance of Series A-1, Series A-2, Series B and Series B-1 convertible preferred stock. Series A, Series A-1, Series A-2, Series B and Series B-1 convertible preferred stock are collectively referred to as “Convertible Preferred Stock” in the accompanying consolidated financial statements.

Further, on August 1, 2018, inclusive in the amended and restated Certificate of Incorporation, the Company increased the total number of authorized shares of common stock and Convertible Preferred Stock to 34,118,794 and 22,151,167, respectively. As of December 31, 2018, 22,151,167 shares of Convertible Preferred Stock were issued and outstanding.

●	In June 2011, the Company issued 2,423,955 shares of Series A convertible preferred stock at $0.391921 per share, resulting in total proceeds of $950,000.

●	In 2012, the Company issued 5,946,345 shares of Series A-1 convertible preferred stock at $0.694545 per share, resulting in total proceeds of $4,130,000.

●	In August 2013, the Company issued 2,752,010 shares of Series A-2 convertible preferred stock at $0.7461 per share, resulting in total proceeds of $2,053,275.

●	In July 2014, the Company issued 5,513,479 shares of Series B convertible preferred stock at $1.37844 per share, resulting in total proceeds of $7,600,000.

●	In 2015 and 2016, the Company issued a total of 5,515,378 shares of Series B-1 convertible preferred stock at $3.4955 per share, resulting in total proceeds of $19,279,000.

The shares of Convertible Preferred Stock are convertible into shares of common stock at the option of the convertible preferred stockholder, at any time, based on a conversion calculation equal to the respective original issue price of the Convertible Preferred Stock as of such date of determination, divided by the respective conversion price defined initially as the respective original issue price.

The convertible preferred stockholders are entitled to receive dividends if and when declared by the Company’s Board of Directors. Convertible preferred stockholders receive dividends in preference over common stockholders. The holders of Convertible Preferred Stock must be distributed dividends on a pari passu, pro rata basis, in an amount equal to 6% of their respective original issue price per year, compounded annually from the respective original issue date. Once the dividends are distributed to convertible preferred stockholders, the remaining excess balance will be distributed to the holders of common stock and Convertible Preferred Stock on a pari passu basis based on the dividend declared by the Board of Directors.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

In the event of dissolution of the Company, the convertible preferred stockholders will receive preferential payments and are entitled to the greater of the respective original issue price and any declared and unpaid dividends or an amount per share as would be payable had all shares of convertible preferred stock been converted to common stock prior to the liquidation. Only after the convertible preferred stockholders are paid will all remaining funds and assets be liquidated to common stockholders.

The proceeds from the sale of common stock and convertible preferred stock were used for working capital, inclusive of overhead, marketing, and product development.

On April 3, 2019, the Company amended and restated their Certificate of Incorporation to increase the total number of shares of all classes of stock which the Company has authority to issue to 139,189,499 shares, all of which shall be designated as common stock, par value $0.001 per share. Previously, the Company’s Certificate of Incorporation had provided for certain classes of Convertible Preferred Stock, which were all converted to common stock pursuant to a Preferred Stock Conversion Agreement (the “Conversion Agreement”), filed contemporaneously with the Company’s Amended and Restated Certificate of Incorporation.

In connection with the Conversion Agreement, all shares of Convertible Preferred Stock were converted into shares of common stock based on a conversion calculation equal to the respective original issue price of the Convertible Preferred Stock as of such date of determination, divided by the respective conversion price defined initially as the respective original issue price. Pursuant to the terms of the Conversion Agreement, all issued and outstanding preferred stocks were converted into common stock based on the following conversion ratios:

Convertible Preferred Stock	Conversion Ratios
Series A Convertible Preferred Stock	1.0000
Series A-1 Convertible Preferred Stock	1.7722
Series A-2 Convertible Preferred Stock	1.9038
Series B Convertible Preferred Stock	3.5172
Series B-1 Convertible Preferred Stock	8.9191

The holders of common stock shall be entitled to cast votes equal to the number of shares of common stock held. The common stockholders shall be entitled to receive dividends if and when declared by the Board of Directors and/or ratified by the general meeting of stockholders. The holders of common stock shall be entitled to receive, for each share of common stock, noncumulative dividends out of any assets legally available therefore. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (“Deemed Liquidation Event”), the holders of outstanding common stock shall be entitled to the funds and assets available for distribution based on the number of shares of common stock held by each shareholder.

The total shares of common stock converted under the Conversion Agreement was 86,785,518. As of December 31, 2019, 94,095,230 and 92,854,286 shares of common stock were issued and outstanding, respectively. As of December 31, 2018, 7,285,712 and 6,044,768 shares of common stock were issued and outstanding, respectively. As of December 31, 2019 and 2018, 0 and 22,151,167 shares of Convertible Preferred Stock were issued and outstanding.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(Note 11) Noncontrolling Interests in Equity of Consolidated Subsidiary:

On December 5, 2018, the Company entered into a Transfer Agreement to acquire the remaining membership interests of YouNow Services, LLC held by a third party member. In connection with the agreement, a transfer of the third party member’s deficit of $9,610 was recognized.

(Note 12) Stock-Based Compensation:

In 2011, the Company adopted the 2011 Stock Option and Grant Plan (the “Plan”) pursuant to which the Company’s board of directors may grant stock options to employees, directors, and non-employees. During 2015, the Company adopted an addendum to the Plan to grant stock options to employees, directors, and non-employees of its subsidiaries. According to the Plan as of December 31, 2019 and 2018, the maximum number of shares of common stock that were authorized to be issued under the Plan were 50.9 million and 6.1 million, respectively.

The stock options related to employees generally vest over four years with 25% vesting after one year and the remainder vesting monthly thereafter over 36 months. The options have a contractual term of 10 years. The Company records the stock-based compensation on a ratable basis over the vesting term.

Since the stock options of the Company are not publicly traded and the stock options are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the stock option is based on U.S. Treasury rates with respect to the expected term of the stock option. The stock-based compensation is recorded net of estimated forfeitures. The Company estimates the forfeiture rate based on historical forfeitures of stock-based awards and adjusts the rate to reflect changes in facts and circumstances, if any.

On April 3, 2019, the Company offered its employees the opportunity to reprice all outstanding stock options previously granted under the 2011 Plan to an exercise price of $0.05. Under the options repricing, 3,768,613 shares of common stock related to previously granted stock options were subject to repricing. All shares of common stock that may have vested under tendered options were forfeited in connection with this effective repricing, as all shares of common stock were deemed unvested as of the dates of the new grants, which ranged from April 17, 2019 to April 22, 2019. These new grants constitute entirely new grants to purchase shares of the Company’s common stock. Furthermore, these new grants set forth different terms, including, without limitation, a new vesting schedule, new exercise periods post termination and a new expiration date.

The following table presents the weighted-average grant date fair value of stock options and the related assumptions used to estimate the fair value in the consolidated financial statements for the years ended December 31, 2019 and 2018:

	2019	2018
Expected terms (years)	5.39	6.15
Risk-free interest rates	2.40%	2.65%
Expected volatility	43.72%	47.73%
Dividend yield	0.00%	0.00%
Weighted-average estimated fair value of options granted during the year	$0.02	$0.11

As of December 31, 2019, total unrecognized stock-based compensation expense of $290,120 is expected to be recognized over a weighted-average recognition period of approximately 2.16 years.

As of December 31, 2018, total unrecognized stock-based compensation expense of $383,352 is expected to be recognized over a weighted-average recognition period of approximately 2.71 years.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The following table shows stock options for the years ended December 31, 2019 and 2018:

			Weighted
		Weighted	Average
		Average	Contractual	Aggregate
	Stock	Exercise	Terms	Intrinsic
	Options	Price	(in years)	Value

Balance at January 1, 2018	3,792,935	$0.43	7.10	$106,187

Granted	1,986,024	0.25
Exercised	-	-
Forfeited	(461,305)	0.33
Expired	(574,766)	0.40

Balance at December 31, 2018	4,742,888	$0.37	7.37	$130,194

Granted	40,100,256	0.05
Exercised	(24,000)	0.21
Forfeited	(1,638,238)	0.22
Expired	(2,693,140)	0.40

Balance at December 31, 2019	40,487,766	$0.06	8.97	$7,430

As of December 31, 2019

Exercisable options	24,321,469	$0.06	8.82	$7,430
Vested and expected to vest	38,039,112	$0.06	8.96	$7,430

For the years ended December 31, 2019 and 2018, the Company recognized stock-based compensation expense of $498,022 and $260,875, respectively.

(Note 13) Operating Lease:

(A)	On January 26, 2018, the Company leased commercial office space under an operating sublease. The lease expires on August 30, 2021 and requires monthly rental payments and annual escalation charges. The Company was provided with one and a half months of rent abatement upon entering the lease. The rent credit will be amortized over the term of the lease. The Company recognized rent expense on a straight-line basis over the term of the lease.

On February 4, 2019, the Company entered into a Sublease Termination Agreement to terminate the January 26, 2018 sublease on September 5, 2019. The Company was subjected to a termination payment of $323,082.

On July 1, 2019, the Company leased commercial office space under an operating sublease. The lease expires on June 30, 2020 and requires monthly rental payments plus escalation charges.

Rent expense charged to operations for the years ended December 31, 2019 and 2018 was $1,003,649 and $835,829, respectively.

(B)	On January 23, 2019, the Company entered into a license agreement to sublet a portion of the leased office space. The agreement commenced on February 1, 2019 and expired on August 31, 2019. For the year ended December 31, 2019, the Company recognized rental income of $112,000.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

(Note 14) Commitments and Contingencies:

(A)	Litigation

From time-to-time, the Company is involved in legal actions and claims, which arise in the ordinary course of business. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company.

On May 20, 2015, a former broadcaster filed a $10 million lawsuit against the Company with the Supreme Court of the State of New York. The plaintiff alleged the Company improperly terminated their broadcaster status due to an on-air altercation, which led to defamation, business disparagement, trade libel and breach of contract. The Company filed a motion to dismiss the action. On April 10, 2018, the Court granted the motion and dismissed the compliant with prejudice. The plaintiff has filed a notice of appeal challenging the dismissal. At this stage, it is not possible to predict the outcome of the appeal. The Company plans to defend the lawsuit vigorously.

(B)	Tokens

The Company entered into various agreements with unaffiliated individuals and companies who provide blockchain and marketing advisory services in exchange for Props Tokens. The agreements are generally subject to a vesting schedule ranging between 0 days and 365 days. During 2019, the Company entered into a Token Option Agreement with an advisor to allow the advisor the rights to purchase 27,154,342 Props Tokens for $.00125 per Props Token. As of December 31, 2019, the Company reserved 1,865,709 Props Tokens to be issued for the advisory services with an assigned undiscounted value of $0.1369 per token. In accordance with ASC 720, Other Expenses, the Company will recognize the related expenses when incurred, which are deemed to occur at the date of issuance of Props Tokens for the services provided.

For the year ended December 31, 2019, the Company incurred $1,175,270 of advisor related expenses upon issuance of Props Tokens for services rendered which has been included within research and development expense on the accompanying consolidated statements of operations and comprehensive income (loss).

The table below shows the number of committed tokens, the aggregate value of committed tokens, the weighted average price per token and the total number of tokens issued and outstanding as of December 31, 2019:

		Aggregate	Weighted
	Number of	Value of	Average	Tokens
	Tokens	Committed	Price Per	Issued and
	Committed	Tokens	Token	Outstanding
SAFTs	188,473,199	$20,610,636	$0.1094	172,027,887
DPAs	6,660,868	690,834	0.1037	5,662,265
Advisory	37,746,937	1,484,069	0.0393	8,726,886
Additional commitments and grants	12,230,460	1,674,350	0.1369	-
Total	245,111,464	$24,459,889	$0.0998	186,417,038

(C)	PeerStream Agreement:

In May 2019, the Company entered into an agreement with a Third Party Developer to facilitate the integration of two of their apps into the Props Network. This agreement provides for the grant of rights to receive Props Tokens upon the achievement of certain milestones described in the agreement, including the execution of the agreement and mutual public announcement of the agreement, and the integration of the apps. According to the terms of this agreement, in aggregate, Third Party Developer could earn the right to receive up to 15,000,000 Props Tokens upon the achievement of these milestones, and additional 1,500,000 Props Tokens if the milestones were all reached prior to October 31, 2019.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

In September 2019 and January 2020, the Company amended the agreement with Third Party Developer so that, in aggregate, Third Party Developer may earn the right to receive up to 10,500,000 Props Tokens upon the achievement of certain milestones, instead of the 15,000,000 Props Tokens contemplated in the original agreement. Third Party Developer may also earn an additional 1,000,000 Props Tokens if all milestones are achieved prior to April 30, 2020.

(Note 15) Concentration of Risk:

A significant portion of the Company’s revenue was generated from users who accessed the Company’s Props Live Video App through Apple’s iTunes and Google Play. As of December 31, 2019, 55.9% and 39.4% of the Company’s accounts receivable were amounts due from Apple’s iTunes and Google Play, respectively. As of December 31, 2018, 54.2% and 44.3% of the Company’s accounts receivable were amounts due from Apple’s iTunes and Google Play, respectively.

(Note 16) Risks and Uncertainties:

(A)	Digital Currencies

Digital currencies represent a portion of the Company’s total assets and are subject to rapid increases and decreases in value and extreme price volatility, which could result in significant losses. Subsequent to the balance sheet date, the value of the digital currencies have fluctuated due to market conditions.

As of the date of the consolidated financial statements, the digital currencies contained in the Company’s total assets are not governed by specific regulations. Future regulatory action from both international and domestic governing bodies surrounding blockchains, digital assets, digital currencies, and Props Tokens may have a material adverse effect on the Company’s assets, Props Tokens and the Props blockchain and network. In addition, future regulations applicable to Props Tokens and the Props Network may severely impact the Company’s future financial positions, results of operations, and cash flows.

(B)	Unfulfilled Token Development Obligations

On March 4, 2019, the Company distributed vested Props Tokens to all SAFT purchasers who provided electronic wallet confirmations. As of December 31, 2019, the Company had $1,870,301 of unissued Props Tokens related to unconfirmed electronic wallets of SAFT purchasers and unvested token grants.

(Note 17) Going Concern:

As described in Note 18, on February 26, 2020, the Company sold certain assets relating to and including the Company’s Props Live Video App. As a result of the transaction, the Company will no longer generate revenues from the sale of digital goods. The Company relied on the sale of digital goods as well as proceeds from the sale of Props Tokens to fund their operations. As of the date of the audit report, the Company does not expect to generate cash flows required to support the expected cost of its ongoing operations which raises substantial doubt about the Company’s ability to continue as a going concern through June 15, 2020 (one year after the accompanying consolidated financial statements were available to be issued).

Management plans to use various venture capital firms and cryptocurrency funds to raise additional capital through the sale of Props Tokens. However, there can be no assurance that the Company will be successful in achieving its objectives.

YOUNOW INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

(Note 18) Subsequent Events:

Management has evaluated subsequent events through June 15, 2020, the date which the consolidated financial statements were available to be issued. Management is not aware of any subsequent events which would require recognition or disclosure in the consolidated financial statements other than the following:

(A)	On February 26, 2020, the Company entered into an agreement with YouNow Media, LLC (the “Acquirer”) for the sale of certain assets relating to and including the Company’s Props Live Video App. The consideration included cash proceeds of $250,000, and the termination of the Company’s Secured Loan Agreement with a balance of $922,436. The Acquirer succeeded to the Secured Loan Agreement. The acquirer is not affiliated with the Company.

Pursuant to the February 26, 2020 asset sale agreement, commencing March 1, 2020 the Acquirer became the operator of the Company’s Props Live Video App and hired all of the Company’s employees whose functions primarily involved operation of the Props Live Video App.

Management estimates that the carrying amounts of the assets and liabilities of the Props Live Video App line of business as of December 31, 2019 are as follows:

ASSETS

Current Assets:
Accounts receivable, net	$202,584
Prepaid expenses and other assets	235,023
Total current assets	437,607

Noncurrent Assets:
Restricted receivables	430,721
Property and equipment, net	22,853
Intangible assets, net	1,435,907
Total noncurrent assets	1,889,481

Total Assets	$2,327,088

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$854,311
Line of credit	430,721
Total noncurrent liabilities	1,285,032

Total Liabilities	$1,285,032

Management estimates that revenues and losses from the Props Live Video App line of business for the year ended December 31, 2019 were $9,720,557 and $(5,023,328), respectively.

(B)	Subsequent to December 31, 2019, global financial markets have experienced and may continue to experience significant volatility resulting from the novel coronavirus (“COVID-19”). The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The rapid development and fluidity of this situation precludes any meaningful prediction as to the ultimate adverse impact. What is clear at this time, however, is that COVID-19 presents material uncertainty and risk with respect to the Company’s performance and financial results.

(C)	In April 2020, the Company entered into Props Token Purchase Agreements and Warrant Agreements with various purchasers to acquire Props Tokens from the Company for a total purchase price of $1,880,000, of which $500,000 was funded using digital currency.